                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                   FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

    For the fiscal year ended December 31, 1996

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

                     For the transition period from * to *

Commission File Number 1-9025
________________________________________________________________________________

                                VISTA GOLD CORP.
                            (FORMERLY GRANGES INC.)
                 Amalgamated under the laws of British Columbia
                                   Suite 3000
                             370 Seventeenth Street
                                Denver, Colorado
                                     80202
________________________________________________________________________________

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                                    NAME OF EACH EXCHANGE
TITLE OF EACH CLASS                                 ON WHICH REGISTERED
-------------------                                 -------------------
Common Shares without par value                     American Stock Exchange
                                                    The Toronto Stock Exchange

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

None.

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT:

None.

INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUERS CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL REPORT.

As of December 31, 1996, 89,020,405 Common Shares of the Registrant were outstanding.

INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO THE FILING REQUIREMENTS FOR THE PAST 90 DAYS.

Yes [X]      No [ ]

INDICATE BY CHECK MARK WHICH FINANCIAL STATEMENT ITEM THE REGISTRANT HAS ELECTED TO FOLLOW.

Item 17 [X]  Item 18 [ ]

DOCUMENTS INCORPORATED BY REFERENCE HEREIN:

To the extent herein specifically referenced in Parts I, III and IV, the 1996 Annual Report to shareholders and the Information Circular for the Company's 1997 Annual General Meeting. See Parts I, III and IV.

                               TABLE OF CONTENTS

GLOSSARY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
CURRENCY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5
METRIC CONVERSION TABLE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5
UNCERTAINTY OF FORWARD-LOOKING STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5

                                                            PART I  . . . . . . . . . . . . . . . . . . . . . . . . .   6

ITEM 1. DESCRIPTION OF BUSINESS.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6
             Segmented Financial Information  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7
             Corporate Organization Chart   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7
             Significant Developments in 1996   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7
             Refining and Marketing   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
             Exploration and Business Development   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
             Property Interests and Mining Claims   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
             Reclamation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
             Government Regulation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
             Environmental Regulation   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
             Competition  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
             Employees  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
             Risk Factors   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16

ITEM 2. DESCRIPTION OF PROPERTIES.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
             Operations   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
             Hycroft Mine   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
             Amayapampa and Capa Circa Properties   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
             Exploration Properties   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30
             1997 Exploration Plan  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33

ITEM 3. LEGAL PROCEEDINGS.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34

ITEM 4. CONTROL OF REGISTRANT.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34
             Relationship Between Vista Gold and Atlas Corporation  . . . . . . . . . . . . . . . . . . . . . . . . .  34

ITEM 5. NATURE OF TRADING MARKET. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY-HOLDERS. . . . . . . . . . . . . . . . . . . . . .  36

ITEM 7. TAXATION. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36

ITEM 8. SELECTED FINANCIAL DATA.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37
             United States$/Canadian $ Exchange Rates   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  38
             Dividends  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.  . . . . . . . . . . .  39

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39
             Executive Officers   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  40

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  41

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.  . . . . . . . . . . . . . . . . . . . . . .  41

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  42

                                                   PART II  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  42

ITEM 14. DESCRIPTION OF SECURITIES REGISTERED.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  42

                                                   PART III . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  43

ITEM 15. DEFAULTS UPON SENIOR SECURITIES. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  43

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES. . . . . . . . . . . . . . . . . . .  43

                                                   PART IV  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  43

ITEM 17. FINANCIAL STATEMENTS.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  43

ITEM 18. FINANCIAL STATEMENTS.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  43

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  43
             A. CONSOLIDATED FINANCIAL STATEMENTS OF VISTA GOLD CORP.   . . . . . . . . . . . . . . . . . . . . . . .  43
             B. FINANCIAL STATEMENT SCHEDULES   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  44
             C. EXHIBITS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  44

                                    GLOSSARY

"adit" means a horizontal or nearly horizontal passage driven from the surface for the working or unwatering of a mine.

"Amalgamation" means the amalgamation of Granges and Da Capo effective on November 1, 1996.

"Amalgamation Agreement" means the amalgamation agreement dated September 16, 1996 between Granges and Da Capo.

"Atlas" means Atlas Corporation.

"assay" means to test ores or minerals by chemical or other methods for the purpose of determining the amount of valuable metals contained.

"breccia" means rock consisting of fragments, more or less angular, in a matrix of finer-grained material or of cementing material.

"claim" means a mining title giving its holder the right to prospect, explore for and exploit minerals within a defined area.

"Common Shares" means common shares without par value of Vista Gold.

"Company" means the consolidated group, after the Amalgamation, consisting of Vista Gold Corp. and its subsidiaries Hycroft Resources & Development, Inc., Hycroft Lewis Mine, Inc., Vista Gold Holdings Inc., Vista Gold U.S. Inc., Granges Inc., Vista Gold (Antigua) Corp. and Sociedad Industrial Yamin Limitada.

"cut-off grade" means the minimum grade of ore used to establish reserves.

"Da Capo" means Da Capo Resources Ltd., a predecessor of Vista Gold.

"deposit" means an informal term for an accumulation of mineral ores.

"diamond drill" means a rotary type of rock drill that cuts a core of rock and is recovered in long cylindrical sections, two centimetres or more in diameter.

"dore" means unrefined gold and silver bullion consisting of approximately 90 percent precious metals which will be further refined to almost pure metal.

"flotation" means a process whereby value minerals are separated from waste by attaching them to air bubbles in a pulp by the use of small amounts of chemicals.

"Granges" means Granges Inc., a predecessor of Vista Gold.

"Guariche Option Agreement" means the option agreement dated June 7, 1996 between Granges and L.B. Mining.

"heap leach" means a gold extraction method that percolates a cyanide solution through crushed ore heaped on an impervious pad or base.

"Hycroft Inc." means Hycroft Resources & Development Inc., an indirect wholly-owned subsidiary of Vista Gold.

"Hycroft Lewis" means Hycroft Lewis Mine, Inc., an indirect wholly-owned subsidiary of Vista Gold.

"Induced-Polarization" means a survey that measures the time varying resistivity and conductance of a volume of rock. Measurements can be related to the percentage of conductive material (e.g., sulfides, graphites) in a volume of rock.

"L.B. Mining" means L.B. Mining Co.

"L.B. Subsidiaries" means two wholly-owned subsidiaries of L.B. Mining which are organized under the laws of Venezuela, Corporacion Minera Nacional, C.A. and Aerominas, C.A.

"Merrill-Crowe" means a process for recovering gold from solution by precipitation with zinc dust.

"mineralization" means material containing valuable minerals.

"Montreal Trust" means Vista Gold's registrar and transfer agent, Montreal Trust Company of Canada.

"ore" means material containing valuable minerals that can be economically extracted.

"oxide reserve" or "resource" means mineralized rock in which some of the original minerals have been oxidized. Oxidation tends to make the ore more porous and permits a more complete permeation of cyanide solutions so that minute particles of gold in the interior of the minerals will be more readily dissolved.

"probable reserves" means reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

"proven reserves" means reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth, and mineral content of reserves are well-established.

"recovery" means that portion of the metal contained in the ore that is successfully extracted by processing, expressed as a percentage.

"reserves" or "ore reserves" mean that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

"resource" or "mineral resource" means a deposit or concentration of minerals for which there is sampling information and geologic understanding for an estimate to be made of the contained minerals.

"run-of-mine" refers to ore of a size that can be mined without further crushing.

"sampling" means selecting a fractional, but representative part, of a mineral deposit for analysis.

"stockwork" means a close network of veinlets often associated with an igneous stock or its wallrocks.

"stope" means an underground excavation that is made by removing ore from the surrounding rock.

"strike", when used as a noun, means the direction, course or bearing of a vein or rock formation measured on a level surface and, when used as a verb, means to take such direction, course or bearing.

"strike length" means the longest horizontal dimension of an ore body or zone of mineralization.

"stripping ratio" means the ratio between waste and ore in an open pit mine.

"sulfide" means a compound of sulfur and some other element.

"tailings" means material rejected from a mill after most of the valuable minerals have been extracted.

"trenching" means prospecting in which subsurface strata are exposed by digging pits across the strike of a lode.

"vein" means a fissure, fault or crack in a rock filled by minerals that have travelled upwards from some deep source.

"Vista Gold" means Vista Gold Corp.

"volcaniclastic" means derived by ejection of volcanic material from a volcanic vent.

"waste" means rock lacking sufficient grade and/or other characteristics of ore.

"Zamora" means Zamora Gold Corp.

                                    CURRENCY

Unless otherwise specified, all dollar amounts in this report are expressed in United States dollars.

The exchange rate at the end of each of the five years to December 31, 1996, and the average, the high and the low rates of exchange for each year in that five year period, are set forth in "Item 8 - Selected Financial Data - United States$/Canadian$ Exchange Rates". These exchange rates are expressed as the amount of United States funds equivalent to one Canadian dollar, being the noon buying rates in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. On May 14, 1997, this noon buying rate was $1.3853 (Cdn.$1.00 equals U.S.$0.7218).

                            METRIC CONVERSION TABLE

TO CONVERT IMPERIAL MEASUREMENT UNITS             TO METRIC MEASUREMENT UNITS              MULTIPLY BY
Acres . . . . . . . . . . . . . . . . . . . . .   Hectares  . . . . . . . . . . . . . . .  0.4047
Feet  . . . . . . . . . . . . . . . . . . . . .   Meters  . . . . . . . . . . . . . . . .  0.3048
Miles . . . . . . . . . . . . . . . . . . . . .   Kilometres  . . . . . . . . . . . . . .  1.6093
Tons (short)  . . . . . . . . . . . . . . . . .   Tonnes  . . . . . . . . . . . . . . . .  0.9071
Ounces (troy) . . . . . . . . . . . . . . . . .   Grams . . . . . . . . . . . . . . . . .  31.103
Ounces (troy) per ton (short) . . . . . . . . .   Grams per tonne . . . . . . . . . . . .  34.286

                   UNCERTAINTY OF FORWARD-LOOKING STATEMENTS

This document, including any documents that are incorporated by reference as set forth on the face page under "Documents incorporated by reference herein", contains forwarding-looking statements concerning, among other things, projected annual gold production, mineral resources, proven or probable reserves and cash operating costs. Such statements are typically punctuated by words or phrases such as "anticipate", "estimate", "projects", "foresee", "management believes", "believes" and words or phrases of similar import. Such statements are subject to certain risks, uncertainties or assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Important factors that could cause actual results to differ materially from those in the foregoing forward-looking statements are identified in this document under "Item 1 - Description of Business - Risk Factors". Vista Gold assumes no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements.

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

The Company is engaged, directly and through joint ventures, in the exploration for and the acquisition, development and operation of mineral properties in North and South America. Since 1971, the Company and its predecessor companies, previously owned by Granges AB of Sweden, have held participating interests in six mines, four of which were discovered by the Company. The Company has also operated four of the six mines.

During 1996, the Company's principal mining operation and source of earnings was the Hycroft mine (formerly known as the Crofoot/Lewis mine) in Nevada, U.S.A. which produces gold and by-product silver. Effective November 1, 1996, Granges amalgamated with Da Capo Resources Ltd. under the name "Vista Gold Corp.". See "Significant Developments in 1996 - Granges-Da Capo Amalgamation". As a result of this amalgamation, the Company acquired all of the assets of Da Capo, including the Amayapampa and Capa Circa Properties located in Bolivia. See "Description of Property - Amayapampa and Capa Circa Properties". The Company also entered into an exploration and purchase option agreement with L.B. Mining to acquire the Guariche gold properties in southeastern Venezuela. See "Significant Developments in 1996 - Guariche Project". In addition to exploration work being carried out at the Hycroft mine and on the Company's Bolivian properties, the Company has approximately 19 additional mineral properties in North and South America covering approximately 200,000 hectares (494,193 acres) in various stages of evaluation. The Company has approximately 470 full-time permanent employees.

Vista Gold was originally incorporated on November 28, 1983 under the name "Granges Exploration Ltd.". In November 1983, Granges acquired all the mining interests of Granges AB in Canada. On June 28, 1985, Granges Exploration Ltd. and Pecos Resources Ltd. amalgamated under the name "Granges Exploration Ltd." and on June 9, 1989, Granges Exploration Ltd. changed its name to "Granges Inc.". On May 1, 1995, Granges and Hycroft Resources and Development Corp. were amalgamated under the name "Granges Inc.". Effective November 1, 1996, Granges and Da Capo amalgamated under the name "Vista Gold Corp.".

As of January 1, 1997, Vista Gold moved its executive office from Vancouver, British Columbia to Denver, Colorado, U.S.A. The current addresses, telephone and facsimile numbers of the offices of Vista Gold are:

                 EXECUTIVE OFFICE                            REGISTERED AND RECORDS OFFICE
                 ----------------                            -----------------------------
                    Suite 3000                                   900 Waterfront Centre
              370 Seventeenth Street                               200 Burrard Street
              Denver, Colorado 80202                                 P.O. Box 48600
            Telephone: (303) 629-2450                     Vancouver, British Columbia, V7X 1T2
            Facsimile: (303) 629-2499                          Telephone: (604) 687-5744
                                                               Facsimile: (604) 687-1415

The Company had one mine in operation during 1996. Detailed information on the Hycroft mine is contained in "Item 2 - Description of Properties".

The Company derives all of its current revenues from the sale of gold and silver extracted from the Hycroft mine. In fiscal 1994, 1995 and 1996 revenues from sales of gold and silver were $40 million, $41 million and $36 million, respectively.

SEGMENTED FINANCIAL INFORMATION

The Company operates in the mining industry in Canada, the United States and Latin America. See note 15 to the consolidated financial statements included in the Company's Annual Report to shareholders for the year ended December 31, 1996 incorporated by reference by Item 17 of this annual report for information on the Company's sales, earnings from operations and identifiable assets by geographic area.

CORPORATE ORGANIZATION CHART

                                    [CHART]

SIGNIFICANT DEVELOPMENTS IN 1996

GRANGES-DA CAPO AMALGAMATION

On July 31, 1996, the Boards of Directors of Granges and Da Capo unanimously approved the Amalgamation of Granges and Da Capo to create a single corporate entity, subject to shareholder, court and regulatory approval; the receipt of support agreements to vote in favour of the Amalgamation from Atlas Corporation, the principal shareholder of Granges, and Ross J. Beaty and his associated companies, the principal shareholders of Da Capo; Granges and Da Capo entering into a definitive agreement for the Amalgamation; and the satisfactory completion of due diligence by both Granges and Da Capo.

Following execution of support agreements to vote in favour of the Amalgamation by Atlas Corporation and Ross J. Beaty and his associated companies on August 16 and August 6, 1996, respectively, Granges and Da Capo entered into a definitive agreement dated August 16, 1996 to amalgamate the two companies under the name "Vista Gold Corp.". On October 22, 1996, the shareholders of each of Granges and Da Capo approved the Amalgamation effective as of November 1, 1996.

Under the terms of the Amalgamation, the shares of Granges and Da Capo were exchanged or cancelled on the following basis: (i) each issued and outstanding common share of Granges was exchanged for one common share of Vista Gold; (ii) each issued and outstanding common share of Da Capo was exchanged for two common shares of Vista Gold; and (iii) each authorized but unissued common share and preferred share of Granges and each authorized but unissued common share of Da Capo were cancelled.

GUARICHE PROJECT

On February 29, 1996, Vista Gold entered into a Letter of Intent with L.B. Mining to enter into an option agreement to acquire the Guariche project in southeastern Venezuela. On June 7, 1996, Vista Gold entered into the Guariche Option Agreement with L.B. Mining under which the Company was granted the right to conduct exploration drilling and technical studies on the Guariche properties owned by the L.B. Subsidiaries during an option period which terminates 150 days after the Second Option Payment (as defined below) and the right to acquire the L.B. Subsidiaries (the "Guariche Option").

The Guariche gold project is hosted by rocks of similar age and mineralization to large gold camps in Timmins, Canada and in the Golden Mile of Australia.
The project is outlined by a program of soil auger-samples, surface trench sampling and diamond drilling. The project has been estimated to contain 500,000 ounces of gold. The current drill program undertaken by Vista Gold pursuant to the Guariche Option is designed to confirm the presence of this gold resource. On March 6, 1997, approvals were received from the Environmental Department and the Ministry of Mines of Venezuela to allow drilling to commence. Drilling commenced in early May 1997 and is part of the baseline studies that will be followed by an environmental impact study as part of the permitting process for establishing a mine.

The consideration to be paid for the Guariche Option is $275,000 and, under the original Guariche Option Agreement, was payable as to $125,000 (the "First Option Payment") upon receipt of documentation evidencing the L.B. Subsidiaries' ownership of the necessary exploitation concessions and occupancy permits for the Guariche properties and as to $150,000 (the "Second Option Payment") upon receipt of exploration drilling permits for and upon the Company being satisfied there are no remaining overriding interests in the Guariche properties. Once the condition to the First Option Payment is satisfied and the conditions to the Second Option Payment are satisfied, the Company was required to incur minimum exploration expenditures on the properties of $350,000 during the option period. If the conditions to the First Option Payment or the Second Option Payment are not satisfied, the Company had the right to terminate the agreement or extend the date of the Second Option Payment by a further 30 days. Multiple 30 day extensions were permitted, but not beyond December 15, 1996.

The Guariche Option Agreement was modified by a letter agreement dated September 29, 1996, which deleted the December 15, 1996 termination date, changed the minimum work commitment from $350,000 to $500,000 and reduced the required amount of drilling from 6,000 metres to 2,500 metres.

The Guariche Option Agreement was further modified by a letter agreement dated February 13, 1997 to allow Vista Gold to begin drilling upon receipt of approval of the drilling plan submitted by the L.B. Subsidiaries to the Environmental Department for Venezuela. This change specifies that notwithstanding that drilling may commence under the Guariche Option Agreement, the option period shall commence when the Second Option Payment has been made.

If, after making the Second Option Payment, the Company terminates its exploration activities without meeting its expenditure commitment of $500,000 during the option period, it must pay L.B. Mining a break fee of $500,000. To date, the condition to the First Option Payment has not been satisfied and the Company has granted three consecutive 30 day extensions. The Company has advanced $85,000 to L.B. Mining which is deductible from the First Option Payment.

If drilling and technical studies completed during the option period satisfy the Company that the Guariche properties potentially contain a minimum proven and probable mineable reserve of 500,000 ounces or more of gold, the Company intends, but will not be obligated, to exercise the Guariche Option to purchase the L.B. Subsidiaries for $15,000,000 payable as to $10,000,000 in cash and as to $5,000,000 in the form of 2,047,938 common shares of Vista Gold to be issued, at a deemed price of Cdn.$3.35 (U.S.$2.44148) per share, upon the deemed exercise of the Class A Warrants (as defined below) in accordance with the Class A and B Warrant Indenture (as defined below). If the value of the Common Shares of Vista Gold issuable upon exercise of the Class A Warrants, calculated upon the basis of the average trading price of the Common Shares on The Toronto Stock Exchange for the five business days immediately preceding the exercise of the Class A Warrants, is less than $5,000,000, the Company will pay L.B. Mining the difference in cash.

Under the terms of the purchase agreement to be entered into by the Company and L.B. Mining at the time of exercise of the Guariche Option by the Company, the Company will be obligated to incur at least $2,000,000 in exploration expenditures during the next two years, with at least $1,000,000 to be incurred during the first year. The purchase agreement will also provide for semi-annual payments to L.B. Mining within two years of exercise of the Guariche Option for proven and probable mineable reserves ("Excess Ounces") established by the Company on the Guariche Properties over and above 500,000 ounces at the rate of $30 per ounce. The purchase agreement will provide that if more than 500,000 Excess Ounces (over 1,000,000 total ounces) are established within two years after the exercise of the Guariche Option, L.B. Mining may elect to take $5,000,000 of the $15,000,000 that it would then be owed for the Excess Ounces in the form of 2,529,161 common shares of the Company, at a deemed price of Cdn.$2.70 (U.S.$1.97694) per share, by exercising the Class B Warrants (as defined below) in accordance with the Class A and B Warrant Indenture.

The purchase agreement will also provide that if more than 500,000 additional Excess Ounces (over the Excess Ounces, if any, established within the two years following the exercise of the Guariche Option) are established within the three years following such two year period, then the Company will pay L.B. Mining $30 per ounce for each additional Excess Ounce. If less than 500,000 of such additional Excess Ounces are established then, in lieu of the $30 per ounce payment, the Company will pay L.B. Mining a net smelter production royalty of
7.5 percent of net smelter returns from such additional Excess Ounces. The net smelter royalty will also be paid on all additional ounces established after the end of such three year period to the extent not previously paid for.

The Company will pay L.B. Mining a premium for each Excess Ounce produced if, on the date of production of that Excess Ounce, the average P.M. fixing for gold on the London Metal Exchange is $450 or more calculated as follows:

            SPOT PRICE PER OUNCE                      PREMIUM PER OUNCE
            --------------------                      -----------------
             $450.00 to $499.99                             $3.00
             $500.00 to $549.99                             $5.00
             $550.00 to $599.99                             $7.00

and for each similar increase of $50.00 in the price of gold over $599.99, the Company will pay L.B. Mining an increased premium of $2.00 per ounce of gold above the $7.00 premium.

On June 7, 1996, the Company issued 2,047,938 special warrants (the "L.B. Special Warrants") to L.B. Mining pursuant to the Guariche Option Agreement.
On July 9, 1996, the L.B. Special Warrants were deemed exercised into 2,047,938 Class A common share purchase warrants (the "Class A Warrants") and 2,529,161 Class B common share purchase warrants (the "Class B Warrants"). The Class A Warrants and Class B Warrants were issued under the terms of a warrant indenture (the "Class A and Class B Warrant Indenture") dated as of June 7, 1996 between the Company and Montreal Trust.

Upon the Company exercising the Guariche Option, each Class A Warrant will be deemed exercised and will entitle L.B. Mining to receive one Common Share of the Company, at the deemed price of Cdn.$3.35 (U.S.$2.44148) per share. In the event that the Company does not exercise the Guariche Option during the option period, the Class A Warrants will expire.

If more than 500,000 Excess Ounces are established by semi-annual reserve studies within two years after the exercise of the Guariche Option, L.B. Mining may elect to exercise the Class B Warrants within 15 days of being notified of the establishment of such Excess Ounces in place of receiving payment of $5,000,000 of the $15,000,000 that the Company would owe L.B. Mining for such Excess Ounces. The Class B Warrants will terminate upon the earlier of:

(a) the expiry of the option period, if the Company has not exercised the Guariche Option;

(b) ten days after the fourth semi-annual reserve study following the exercise of the Guariche Option, if more than 500,000 Excess Ounces are not established; or

(c) ten days after L.B. Mining elects to receive all of its payment from the Company for any Excess Ounces in cash.

The Class A and B Warrant Indenture provides that the rights conferred by the Class A Warrants and Class B Warrants will be subject to adjustment in certain circumstances including, subject to certain restrictions, any reorganization of the share capital of the Company by way of consolidation, subdivision, merger, amalgamation, arrangement or otherwise, or the payment of stock dividends or making of other distributions in cash, property or securities to all or substantially all of the Company's shareholders.

No adjustments as to cash dividends paid in the ordinary course will be made upon any exercise or deemed exercise of Class A Warrants or Class B Warrants. The holder of the Class A Warrants and Class B Warrants will not have any voting or pre-emptive rights or any other rights as a shareholder of the Company. The Class A Warrants and Class B Warrants are not transferable.

SPECIAL WARRANT OFFERING

Pursuant to an underwriting agreement dated as of April 15, 1996 among ScotiaMcLeod Inc., First Marathon Securities Limited, Yorkton Securities Inc. and Goepel Shields & Partners Inc. (collectively, the "Underwriters") and Vista Gold, the Company issued and sold 9,699,800 special warrants (the "Underwritten Special Warrants") on April 25, 1996 at a price of Cdn.$2.60 per Underwritten Special Warrant for net proceeds of approximately Cdn.$23,685,000. Each Underwritten Special Warrant entitled the holder thereof to acquire one Common Share of Vista Gold and one-half of one common share purchase warrant of Vista Gold (an "Underwritten Warrant") at no additional cost. On July 8, 1996, the Underwritten Special Warrants were deemed exercised and Vista Gold issued 9,699,800 Common Shares and 4,849,900 Underwritten Warrants to holders of the Underwritten Special Warrants.

The Underwritten Warrants were issued in registered form pursuant to a warrant indenture dated as of April 25, 1996 (the "Underwritten Warrant Indenture") between the Company and Montreal Trust. Each whole Underwritten Warrant entitles the holder thereof to acquire one Common Share of Vista Gold at a price of Cdn.$3.00 until 4:30 p.m. on October 31, 1997, after which time the Underwritten Warrants will become null and void. Under the Underwritten Warrant Indenture, the Company may, from time to time, purchase Underwritten Warrants in the market, by private contract or otherwise. No adjustment as to cash dividends paid in the ordinary course will be made upon any exercise of Underwritten Warrants. Holders of Underwritten Warrants do not have any voting or pre-emptive rights or any other rights as shareholders of Vista Gold.

The Underwritten Warrant Indenture provides that the rights conferred by the Underwritten Warrants will be subject to adjustment in certain circumstances including, subject to certain restrictions, any reorganization of the share capital of Vista Gold by way of consolidation, subdivision, merger, amalgamation, arrangement or otherwise where the payment of stock dividends or making of other distributions in cash, property or securities to all or substantially all of Vista Gold's shareholders occurs.

NEW EXPLORATION AGREEMENTS - NEVADA

Vista Gold has entered into an exploration agreement with Uranerz U.S.A., Inc. to earn a 50 percent interest in properties covering approximately 1,011 hectares in the Jerritt Canyon district in Nevada, U.S.A. To earn this interest Vista Gold must expend $500,000 over a three year period . The property is referred to as the Van Norman project.

OPERATIONS - HYCROFT MINE

Gold production for 1996 from the Hycroft mine was 89,381 ounces. As a result of expanded mine production, the ore placed on the heaps during the year contained 150,000 ounces expanding the gold inventory by 22,000 ounces. The reduced production from the Hycroft mine was attributed to lower-than-normal recovery from clay-rich ores in the first quarter of 1996 and insufficient solution pumping capacity for the volume of ore placed on the leach pads during the year. The fourth quarter gold production increased to 26,223 ounces compared to 24,324 ounces in the fourth quarter of 1995. In 1996, 13,000,000 tonnes of ore were mined, including 1,000,000 tonnes mined during the pre-stripping of the new Brimstone pit. See "Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations".

SUBSEQUENT EVENTS

SALE OF GOLD BAR

In January 1997, the Company signed an agreement with Atlas Corporation to terminate their joint venture on the Gold Bar property near Eureka, Nevada. In return for giving up its interest under the joint venture, Atlas Corporation agreed to pay Vista Gold $450,000 and Vista Gold agreed to indemnify Atlas Corporation for any claims arising from Vista Gold's operations on the properties.

PRIVATE PLACEMENT IN ZAMORA

Pursuant to a private placement approved by the shareholders of Zamora other than Vista Gold at Zamora's annual general meeting on April 30, 1997, Vista Gold acquired on May 9, 1997 an additional 3,000,000 common shares in the capital of Zamora at a price of Cdn.$0.24 per share for gross proceeds to Zamora of Cdn.$720,000. As a result of this private placement, Vista Gold holds 49 percent of the outstanding common shares of Zamora.

BRIMSTONE START-UP

Start-up of the new 2,800 gpm Merrill-Crowe recovery plant at the Hycroft mine commenced in February 1997. As part of this expansion plan, pumping capacity for the four leach pads has been increased from 6,000 U.S. gallons per minute to 13,800 U.S. gallons per minute.

CREDIT FACILITY

In February 1997, Vista Gold, through its subsidiary Hycroft Inc., arranged a $13 million revolving credit facility which bears interest at 1.5 percent above LIBOR (London inter-bank offering rate). Withdrawals under the credit facility are limited to 80 percent of recoverable gold inventory at the Hycroft mine and are collateralized by the assets of Hycroft and a guarantee of Vista Gold. The borrowings under the facility are repayable after two years. The facility is renewable for two renewal periods of one year each. As at May 14, 1997, $10.4 million has been drawn down on this facility.

1997 FIRST QUARTER RESULTS

The Company reported a loss of $691,000 or $0.01 per share for the first quarter ended March 31, 1997 compared to a net loss of $1,966,000 or $0.04 per share for the same period in 1996.

Gold production for the first quarter of 1997 was 30,135 ounces, an 86 percent increase over production of 16,206 ounces for the same period in 1996 and a 44 percent increase over the previous five year average for first quarter production at the Hycroft mine.

The increased production is a result of the operation of a new leach pad, the new Merrill-Crowe recovery plant for the Brimstone ore and expanded leach solution pumping capacity at the Central Fault pad together with higher grade ore. Direct cash operating costs for the Hycroft mine for the first quarter of 1997 were $239 per ounce compared to $283 per ounce for the same period in 1996.

REFINING AND MARKETING

The Hycroft mine produces dore which is processed by Metalor USA Refining Corporation in North Attleboro, Massachusetts. Gold and silver can be sold on numerous markets throughout the world, and the market price is readily ascertainable. Alternate refiners for silver and gold produced from the Hycroft mine are available if necessary. As a result of the large number of available gold and silver purchasers, the Company is not dependent upon the sale to any one customer of either its gold or silver.

GOLD AND SILVER SALES

The profitability of gold and silver mining is directly related to the market price of the metal compared with the cost of production. The following is a brief description of factors affecting and historical trends in the market prices of gold and silver, which account for most of the Company's revenue. A description of the Company's hedging and forward sales commitments also follows.

Gold prices fluctuate widely and are affected by numerous factors, including expectations with respect to the rate of inflation, the market value of various currencies (specifically, the US dollar relative to other currencies), interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by a nation or its citizens.

The demand for and supply of gold affect gold prices but not necessarily in the same manner as supply and demand affect the prices of other commodities. The supply of gold consists of a combination of new mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.

The price of silver, while related somewhat to the price of and affected to some extent by the same factors as gold, is more subject to normal supply and demand factors. Silver has a wide range of industrial uses on the demand side and is subject to both mine production and substantial secondary supply from scrap and dishoarding on the supply side. Silver inventories held by metal exchanges remained high during the 1980s and 1990s and lower industrial and consumer demand and relatively high interest rates continued to depress the price of silver during much of that period.

The following table sets out the annual high and low gold prices per troy ounce in the London bullion market in U.S. dollars for the years indicated:

                                       HIGH             LOW
                                       ----             ---
                      1996             $415             $367

                      1995             396              372

                      1994             396              370

                      1993             406              326

                      1992             360              330

On December 31, 1996, the afternoon fixing price of gold on the London bullion market was $369 per ounce.

The following table sets out the annual high and low silver price per ounce (Handy & Harmon New York Prices) in U.S. dollars for the years indicated:

                                        HIGH             LOW
                                        ----             ---
                      1996             $5.79            $4.67

                      1995              6.01             4.36

                      1994              5.80             4.63

                      1993              5.37             3.55

                      1992              4.32             3.63

The Handy & Harmon price for silver on December 31, 1996 was $4.73 per ounce.

HEDGING AND METAL SALES COMMITMENTS

The Company may from time to time protect against falling gold prices through forward sales of future production. Under this hedging process the sales price of gold to be delivered at a future date is fixed at the time the forward sale is made, thus eliminating the effect of any future gold price fluctuations. Revenue from these forward sales is recognized when the gold is due to be delivered. At December 31, 1996, the Company had no forward sales commitments. Vista Gold's Board of Directors regularly reviews its forward sales arrangements. The level of future forward sales will depend in part upon the Company's assessment of gold market conditions at the relevant time.

EXPLORATION AND BUSINESS DEVELOPMENT

The Company conducts a comprehensive exploration program in the United States, Latin America and Canada and evaluates specific exploration and advanced business development opportunities throughout the world. The Company's exploration and business development activities are focused on gold. In the United States, the Company has major exploration projects underway at the Hycroft mine and the Van Norman property, both located in Nevada. In Bolivia, the Amayapampa properties represents both a major development and exploration project. The Capa Circa, Copacabana and Iroco properties in Bolivia represent major exploration targets. In Venezuela, a major drill program has been implemented in 1997 to prove a 500,000 ounce resource on its Guariche project. In Ecuador, the exploration program in the Nambija gold district primarily on the Mina Real and Comcumay properties will be continued by Zamora, which is 49 percent owned by Vista Gold.

The Company's exploration activities are headquartered in Denver, Colorado, with district exploration offices in Reno, Nevada, La Paz, Bolivia and Lima, Peru. The exploration department has a permanent staff of 13 people which includes geologists and support staff. Consultants and contract personnel are used for specific projects and tasks.

The Company spent $4.2 million on exploration and development in 1996: $2.65 million in the United States (including $540,000 on exploration at the Hycroft mine); $280,000 in Canada; $800,000 in Latin America; and $470,000 on other international evaluation programs. Zamora spent $2.7 million in exploration in 1996 in the Nambija gold district in Ecuador.

In November 1996, the Board of Directors of Vista Gold reviewed and approved the 1997 exploration program. During 1997, a total of $5.7 million is expected to be spent on exploration, including $600,000 in Nevada at the Hycroft mine, $4.6 million in Latin America which includes $2.4 million expected to be spent on the Capa Circa, Amayapampa and Copacabana properties in Bolivia. In Venezuela, an estimated $1.28 million is expected to be spent, primarily on drilling at the Guariche project. See "Item 2 - Description of Properties - 1997 Exploration Plan". Actual expenditures will vary because of the acquisition of new properties and the results of planned exploration activities.

PROPERTY INTERESTS AND MINING CLAIMS

In the United States, most of the Company's exploration activities are conducted within the state of Nevada. Mineral interests may be owned in Nevada by (i) the United States, (ii) the state of Nevada or (iii) private parties. Where prospective mineral properties are owned by private parties or by the state, some type of property acquisition agreement is necessary in order for the Company to explore or develop such property. Generally, these agreements take the form of long term mineral leases under which the Company acquires the right to explore and develop the property in exchange for periodic cash payments during the exploration and development phase and a royalty, usually expressed as a percentage of gross production or net profits derived from the leased properties if and when mines on the properties are brought into production. Other forms of acquisition agreements are exploration agreements coupled with options to purchase and joint venture agreements. Where prospective mineral properties are held by the United States, mineral rights may be acquired through the location of unpatented mineral claims upon unappropriated federal land. If the statutes and regulations for the location of a mining claim are complied with, the locator obtains a valid possessory right to develop and produce minerals from the claim. The right can be freely transferred and is protected against appropriation by the government without just compensation. The claim locator also acquires the right to obtain a patent or fee title to his claim from the federal government upon compliance with certain additional procedures.

Mining claims are subject to the same risk of defective title that is common to all real property interests. Additionally, mining claims are self-initiated and self-maintained and therefore, possess some unique vulnerabilities not associated with other types of property interests. It is impossible to ascertain the validity of unpatented mining claims from public real estate records and, therefore, it can be difficult or impossible to confirm that all of the requisite steps have been followed for location and maintenance of a claim. If the validity of a patented mining claim is challenged by the Bureau of Land Management or Forest Service on the grounds that mineralization has not been demonstrated, the claimant has the burden of proving the present economic feasibility of mining minerals located thereon. Such a challenge might be raised upon submittal of a patent application or if the government seeks to include the land in an area to be dedicated to another use.

RECLAMATION

Although reclamation is conducted concurrently with mining, whenever feasible, the Company generally is required to mitigate long-term environmental impacts by stabilizing, contouring, resloping, and revegetating various portions of a site once mining and mineral processing operations are completed.

These reclamation efforts are conducted in accordance with detailed plans which have been reviewed and approved by the appropriate regulatory agencies.

The reclamation and closure costs for the Company's mines are estimated by management as follows:

Hycroft mine(1)                                                  $5.1 million
Tartan Lake mine(2)                                               0.7 million
                                                                -------------
                                                                 $5.8 million
-------------------------------

(1) As reported in the Company's annual report on Form 20-F for 1994, an amended Crofoot/Lewis Mine Reclamation Plan that included the new Brimstone deposit was submitted to the Nevada Bureau of Land Management (the "BLM") in March 1994. In April 1995, the BLM approved the plan and a surety bond in the amount of $5.1 million was posted to secure reclamation obligations under the plan.

(2) The Tartan Lake mine has not operated since 1989.

These costs are charged to earnings over the life of the mine and the provision to date is $3.9 million.

GOVERNMENT REGULATION

Mining operations and exploration activities are subject to various national, state, provincial and local laws and regulations in the United States, Bolivia, Venezuela, Canada and other jurisdictions, which govern prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, protection of the environment, mine safety, hazardous substances and other matters. The Company has obtained or has pending applications for those licences, permits or other authorizations currently required to conduct its operations. The Company believes that it is complying in all material respects with applicable mining, health, safety and environmental statutes and the regulations passed thereunder in the United States, Canada, Bolivia, Venezuela, and the other jurisdictions in which the Company operates, and there are no current orders or directions with respect thereto.

ENVIRONMENTAL REGULATION

The Company's mining operations and exploration activities are subject to various federal, state and local laws and regulations governing protection of the environment. These laws are continually changing and, as a general matter, are becoming more restrictive. The Company's policy is to conduct business in a way that safeguards public health and the environment. The Company believes operations are conducted in material compliance with applicable laws and regulations.

Changes to current local, state or federal laws and regulations in the jurisdictions where the Company operates could require additional capital expenditures and increase operating and/or reclamation costs. Although the Company is unable to predict what additional legislation, if any, might be proposed or enacted, additional regulatory requirements could render certain mining operations uneconomic.

During 1996, there were no material environmental incidents or non-compliance with any applicable environmental regulations. The Hycroft mine received a new Class 2 air quality operating permit in the first quarter of the year and a proposal by Hycroft Inc. to reduce the allowable throughput of several emissions sources was approved by the Bureau of Air Quality in February. As a result of the approved reductions, Hycroft Inc. will not be required to obtain a "Title V" Class 1 operating permit.

The Hycroft mine received approval of a plan of operations amendment from the U.S. Bureau of Land Management for expansion of exploration drilling to the south of the Brimstone deposit. Hycroft Inc.'s water pollution control permit was renewed by the Nevada Department of Environmental Protection, Division of Mine Regulation and Reclamation. All operating mines in Nevada must submit applications for renewal of this permit every five years.

During the fourth quarter, the Nevada Department of Environmental Protection approved Hycroft Inc.'s request to increase the maximum allowable pumping rate of leach solution on the Crofoot leach pads.

COMPETITION

The Company competes with other mining companies in connection with the acquisition of gold and other precious metals properties. There is significant and increasing competition for the limited number of gold acquisition opportunities, some with other companies having substantially greater financial resources than the Company. As a result, the Company may eventually be unable to acquire attractive gold mining properties. The Company believes no single company has sufficient market power to affect the price or supply of gold in the world market.

EMPLOYEES

As at December 31, 1996, the Company had approximately 487 permanent full-time employees, of which 221 were employed at the Hycroft mine site, 244 were employed in Bolivia, eight were employed in exploration activities and 12 were employed at Vista Gold's executive office other than in exploration activities. None of the Company's employees are represented by a labour union. The Hycroft mine has never experienced a loss of production due to work stoppages. The Company considers its relations with its employees to be excellent.

RISK FACTORS

Fluctuating Prices

The Company's revenues are expected to be, in large part, all derived from the mining and sale of gold and other precious metals or interests related thereto. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the control of the Company, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to new mine developments and improved mining and production methods. The effect of these factors on the price of precious metals, and therefore the economic viability of any of the Company's projects, cannot accurately be predicted.

Exploration and Development

All of the mineral properties which Vista Gold owns, other than the Hycroft mine, are in the exploration and development stages only. Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that Vista Gold's mineral exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors beyond the control of Vista Gold.

Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

Operating Hazards and Risks

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which Vista Gold have direct or indirect interests will be subject to all the hazards and risks normally incidental to exploration, development and production of gold and other metals, any of which could result in work stoppages, damage to property and possible environmental damage. Although the Company has obtained liability insurance in an amount which they consider adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a materially adverse effect upon their financial condition.

Minority Interest in Properties

Certain third parties hold minority interests in certain of the Company's properties. Under Bolivian law, a minority interest in a mining concession is an undivided interest in that concession and the holder of such a minority interest may take actions to restrict all exploration and development of the mining concessions by the holder of the majority interest if such exploration and development is conducted without the minority owner's permission. Furthermore, if the majority and minority parties wish to separate their interests, but are unable to agree as to the method of division or purchase of the property, the parties must file a request for division before a Bolivian civil court.

Calculation of Reserves and Gold Recovery

There is a degree of uncertainty attributable to the calculation of reserves and corresponding grades being mined or dedicated to future production. Until reserves are actually mined and processed, the quantity of ore and grades must be considered as an estimate only. In addition, the quantity of reserves and ore may vary depending on metal prices. Any material change in the quantity of reserves, mineralization, grade or stripping ratio may affect the economic viability of the Company's properties. In addition, there can be no assurance that gold recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Environmental Factors

All phases of the Company's operations are subject to environmental regulation. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations.

Competition and Agreements with Other Parties

The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than themselves. Competition in the mining business could adversely affect the Company's ability to acquire suitable producing properties or prospects for mineral exploration in the future.

Conflicts of Interest

Certain directors of the Company are officers and/or directors of, or are associated with other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. In the event that any such conflict of interest arises, a director who has such a conflict will disclose the conflict to a meeting of the directors of the company in question and will abstain from voting for or against approval of any matter in which such director may have a conflict. In appropriate cases, the company in question will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In accordance with the laws of British Columbia, the directors of all companies are required to act honestly, in good faith and in the best interests of a company for which they serve as a director.

Title to Assets

Although the Company has reviewed and is satisfied with the title for all mineral properties in which they have a material interest, there is no guarantee that title to such concessions will not be challenged or impugned.

Political and Economic Instability in South America

Certain of the Company's exploration and development activities occur in Venezuela, Bolivia and Ecuador. As a result, the Company may be affected by possible political or economic instability in those countries. The risks include, but are not limited to: military repression, extreme fluctuations in currency exchange rates and high rates of inflation. Changes in mining or investment policies or shifts in political attitude in the aforementioned countries may adversely affect Vista Gold's business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.

Foreign Currency

The Company's operations throughout North and South America render the Company subject to foreign currency fluctuations which may materially affect financial position and results. The Company does not engage in currency hedging to offset any risk of currency fluctuations.

ITEM 2.  DESCRIPTION OF PROPERTIES.

OPERATIONS

Detailed information is contained herein with respect to the Hycroft mine (formerly known as the Crofoot/Lewis mine), and the Amayapampa and Capa Circa properties. Vista Gold holds the Hycroft mine through its wholly-owned subsidiaries Hycroft Inc. and Hycroft Lewis. The reserves and average grades provided herein for the Hycroft mine have been estimated by the Company. Vista Gold holds the Amayapampa and Capa Circa properties through its 100 percent interest in Sociedad Industrial Yamin Limitada, a Bolivian limited partnership. Estimates of reserves and production herein are subject to the effect of changes in metal prices and to the risks inherent in mining and processing operations. See "Item 1 - Description of Business - Risk Factors".

HYCROFT MINE

The Hycroft mine and related facilities are located 97 kilometres (60 miles) west of Winnemucca, Nevada. The mine is an open-pit, heap leaching operation which produces gold and by-product silver. The Lewis mine was originally a sulphur mine. In 1983, it commenced operation as a small heap leach gold mine. The Company acquired the Lewis mine in early 1987 and completed construction of the adjacent Crofoot mine project in April 1988. In early 1989, the two mines were consolidated into a single operation under an ore purchase agreement, with ore from both properties processed through the larger and more efficient Crofoot plant. Hycroft Inc. began stripping at the new Brimstone pit, located one mile to the east of the existing Central Fault, in April 1996 and commenced construction of a new

3 million square foot leach pad and 2,500 to 2,800 gallon-per-minute leach solution processing plant in the summer of the same year. Ore from the Brimstone pit was hauled to the new leach pad beginning in September 1996 and the Brimstone plant commenced operation in February 1997. In 1996, the Hycroft mine produced 89,381 ounces of gold and 321,315 ounces of silver.

DESCRIPTION OF PROPERTIES

The Crofoot and Lewis properties together comprise approximately 3,885 hectares (9,600 acres). The Crofoot property, originally held under two leases, covers approximately 1,460 hectares (3,600 acres). The Lewis property, which virtually surrounds the Crofoot property, is held through a lease which covers approximately 2,430 hectares (6,000 acres). The mine is accessible by road and has access to adequate supplies of water and power. The major mining facilities consist of mobile mining equipment, a three stage crushing and conveying system (currently idle), four leach pads, two Merrill-Crowe gold-silver recovery plants and associated maintenance and support facilities.

GEOLOGY AND HISTORY

The Hycroft mine is located on the western flank of the Kamma Mountains. The deposit is hosted in a volcanic eruptive breccia and conglomerates associated with the tertiary Kamma Mountain volcanics. The volcanics are mainly acidic to intermediate tuffs, flows and coarse volcaniclastic rocks. Fragments of these units dominate the clasts in the eruptive breccia. Volcanic rocks have been block-faulted by dominant north trending structures which have affected the distribution of alteration and mineralization. The Central Fault and East Fault control the distribution of mineralization and subsequent oxidation. A post-mineral range-front fault separates the ore body from the adjacent Pleistocene Lahontan Lake sediments in the Black Rock desert. The geological events have created a physical setting ideally suited to the open-pit, heap leach mining operation at the Hycroft mine. The heap leach method is widely used in the southwestern United States and allows the economical treatment of oxidized low-grade ore deposits in large volumes.

The known gold mineralization within the Crofoot and Lewis properties extends for a distance of 4.8 kilometres (3 miles) in a north-south direction by 2.5 kilometres (1.5 miles) in an east-west direction. Mineralization extends to a depth of less than 100 metres (330 feet) in the outcropping to near-outcropping portion of the deposit on the northwest side to over 300 metres (990 feet) in the Brimstone deposit in the east. Not all the mineralization is oxidized and the depth of oxide ore varies considerably over the area of mineralization.
The determination of whether mineralization can be mined economically is dependent on the grade of mineralization, the depth of overburden and the degree of oxidation.

In 1992, Hycroft Inc. exercised its options to convert its leasehold interests in the Crofoot property into a 100 percent ownership interest in the patented mining claims, a 100 percent possessory interest in the unpatented claims and a 100 percent interest in the incidental rights thereto, all subject to four percent net profits royalties and excluding rights to sulphur.

The Crofoot property is subject to a four percent net profits royalty. No royalty payments were made in 1995, 1994 and 1993 because minimum royalty payments made prior to 1993 aggregating $2.8 million were available for credit against the royalty obligations. The Crofoot lease/purchase agreement was amended in 1996 providing for minimum advance royalty payments of $120,000 on January 1 of each year in which mining occurs. An additional $120,000 payment is due if ore production exceeds 5 million tons from the Crofoot property in any calendar year. All advance royalty payments are available as credit against the four percent net profits royalty. The aggregate acquisition cost to Hycroft Inc. was $6,881,481 and was financed by the issuance of Common Shares to Vista Gold and the assumption of certain debts associated with the Lewis mine. The leasehold interest in the Lewis property extends until January 1, 2013 or for so long thereafter as Hycroft Lewis continues to conduct commercial mining operations on the property.

The Lewis Lease provides for the payment to the lessor of a five percent net smelter return royalty on gold production. The royalty increases for ore grades above 0.05 ounce per ton and is offset by annual advance minimum royalties. From January 1989 to December 1993, the Company had the right to commingle specific tonnages of ore from the Lewis property with ore from the adjoining Crofoot property under agreements with the lessor of the Lewis property which required cash payments for specific tonnages in lieu of royalties. The commingling of ore permitted recovery of ore on the common boundary and in the past resulted in lower operating costs through the use of the Crofoot facilities for treatment of Lewis ore.

The ore reserves in the Brimstone deposit, which lies partially on the Crofoot property and partially on the Lewis property, are being processed on the newly constructed Brimstone leach pad. The allocation of metal produced from the commingled Crofoot and Lewis ores on the Brimstone pad is calculated using methods consistent with industry standards.

MINING AND PROCESSING

During 1996, Hycroft Inc. excavated 1.8 tons of waste for each ton of ore mined. The ratio of ore-to-waste mined in 1997 is expected to be 2.2 tons of waste to one ton of ore.

Until November 1996, higher grade ore was crushed prior to treatment on the leach pads. In 1996, 26 percent of the ore processed was crushed. Currently, all ore is hauled directly from the two pits to the leach pads without crushing. Dilute alkaline cyanide solution is pumped from a pond to the heap surface and distributed evenly over the crushed and run-of-mine ore through a network of pipes and irrigation sprinklers or drip emitters. The solution percolates down through the layers of ore, preferentially leaching gold and silver from the rock. This pregnant solution, containing dissolved gold and silver, flows along the surface of the impervious leach pad to a collection ditch from which it drains into one of two pregnant solution ponds. The low-grade solutions are recirculated to the heaps to increase the amount of gold in the solution, and the high-grade solution is pumped directly to the recovery plant where the gold and silver are extracted. The process is a zero-discharge closed circuit.

The Crofoot recovery plant can process up to 3,000 gallons of solution per minute from leach pads 1, 2 and 3 (18,000 tons of solution per day) and the new Brimstone recovery plant can process 2,500 to 2,800 gallons per minute of solution from the Brimstone leach pad (also referred to as pad 4). This process includes filtering to remove particulates, deaeration to remove dissolved oxygen and introduction of small quantities of zinc dust. The dissolved gold and silver precipitate out of the solution onto the zinc particles which are then removed by a second stage of filtration. The barren solution is returned to the leaching circuit. The precipitate is treated to remove mercury, then mixed with fluxes and smelted to yield a dore bar. Dore bars are shipped offsite for refining and sale. Gold and silver production from the Hycroft mine is refined by Metalor USA Refining Corporation.
Alternate refiners are available if necessary.

ORE RESERVES

Total ore reserves as at January 1, 1997 were determined by the Company to be
47.2 million tons grading 0.019 ounces of gold per ton. This compares to proven and probable reserves at January 1, 1996 of approximately 58.8 million tons grading 0.019 ounces of gold per ton. Estimated contained gold as of the end of 1996 was 897,000 ounces, compared to 1,115,000 ounces at the end of 1995. Mining and processing of these reserves is planned with an estimated ultimate average recovery of 55 percent of these contained ounces. Of the total reserves approximately 95 percent are within the Brimstone deposit with the remaining 5 percent occurring in the south end of the Central Fault deposit, the source of all of Hycroft's pre-1996 production. Approximately 80 percent of the remaining reserves are on patented mining claims and 20 percent are on unpatented claims. See "Item 1 - Description of Business - Property Interests and Mining Claims".

In 1996, no gold reserves were added to the Hycroft mine. Current proven and probable ore reserves will enable the Company, at current operating rates and metal prices, to mine ore to the year 2001. However, gold production will continue for two years thereafter.

The Hycroft mine ore reserves consist of the estimated quantities of mineralized material which, on the basis of geological and engineering data, can be demonstrated with a reasonably high degree of certainty to be recoverable by established mining and treatment methods. Only that material estimated to contain mineral values in excess of current cut-off grades in mining operations is included.

Ore reserves are adjusted annually by the Company by the amount extracted in the previous year, by the additions and deletions resulting from new geological information and interpretation and from changes in operating costs and metal prices. Ore reserves are not revised in response to short-term cyclical price variations in metal markets.

OPERATING STATISTICS

Operating statistics for the Hycroft mine for the period 1992 to 1996 were as follows:

                                                                         YEARS ENDED DECEMBER 31

                                                            1996        1995       1994       1993       1992
                                                            ----        ----       ----       ----       ----
Ore and waste material mined (000's of tons)               36,882      37,279     26,438    23,015      16,656

Strip ratio                                                   1.8         2.7        2.0       3.0         1.7

Ore processed (000's of tons)(1)                           13,060       9,931      9,255     5,720       6,093

Ore grade (oz. gold/ton)                                    0.018       0.019      0.020     0.023       0.022

Ounces of gold produced                                    89,381     101,128     94,868    86,516     100,030

Direct cash operating costs ($/oz. of gold)(2)            $   274    $    272    $   294   $   281    $    271

-------------------------------
(1) Ore processed means ore placed on pads but not necessarily leached during the year.
(2) Direct cash operating costs which is the sum of mining costs (excluding deferred waste stripping) and processing and mine administration cost, net of silver credits.

Production for 1996 was down 12 percent from 1995. Reduced production was partly due to lower-than-normal recovery from clay-rich ore in the first quarter of 1996 and partly due to insufficient solution pumping capacity for the volume of ore placed on the leach pads during the year. Expanded pumping facilities at the Crofoot leach pads and start-up of the Brimstone pad and plant have rectified this short fall.

MINE SITE EXPLORATION

In 1996, exploration activity at the Hycroft mine identified a significant zone of gold-bearing oxide mineralization along the Albert Fault, a structural feature parallel to and between the Central Fault and Brimstone ore bodies. Gold grades in the Albert zone appear to be too low to be mined economically at the current gold price. During the year, Hycroft acquired the necessary permits to perform exploration drilling to extend the Brimstone mineralization southward on unpatented claims controlled by the Company. The drilling has not yet begun.

A single angle core hole drilled to depth through the Brimstone oxide ore body during 1996 confirmed the presence of a thick interval of gold-bearing sulfide mineralization underlying the oxide ore. That drill hole encountered 670 feet of continuous mineralization averaging 0.024 ounces of gold per ton and 0.5 ounces of silver. Metallurgical test work is underway on samples from this core hole and preliminary indications suggest that the gold can be concentrated by floatation.

AMAYAPAMPA AND CAPA CIRCA PROPERTIES

AMAYAPAMPA PROPERTY

Summary

The Amayapampa property consists of 24 mining concessions covering 805 hectares plus an additional 6,800 hectares in regional exploration and exploitation concessions. The deposit is approximately 600 metres in strike length, 30 to 70 metres in width, and extends to over 200 metres in depth. Gold occurs free and associated with sulfides in a structural zone in which quartz veins were emplaced then sheared prior to introduction of sulfides and gold mineralizing solutions. Prior to the Amalgamation, CEM mined the Amayapampa deposit using primarily open-stope methods at a rate of approximately 200 tonnes of ore per day, and processed the ore in two mills on site. See "Ownership" and "History".

The Company recently completed drilling to determine the lateral extent of economic mineralization and to infill areas where adequate drill spacing had not been achieved. Studies are underway to lead to a final feasibility report in June 1997 for an open-pit mine with processing of 3,300 tonnes of ore per day by gravity, flotation, and leaching of flotation concentrates to produce gold at the rate of approximately 75,000 to 100,000 ounces per year, for at least eight years.

Location and Access

The Amayapampa property is located 300 kilometres southeast of La Paz in Chayanta Municipality, Bustillos Province, Department of Potosi, in southwestern Bolivia (Latitude: 18degrees 34.5"S, Longitude: 66degrees 22.4"W). Access is via 268 kilometres of paved road from La Paz to Machacamarca near Oruro, followed by 100 kilometres of gravel road to Legunillas, then 14 kilometres of dirt road to Amayapampa. Total driving time is about six hours. Charter air service is available to Uncia, 35 kilometres from the project. A regional, high-tension power line runs along the west side of the Amayapampa property, but will have to be upgraded for project purposes.

The Amayapampa property is situated within the moderately rugged Eastern Cordilleran region of Bolivia with elevations varying from 3,750 metres to 4,100 metres above sea level. The area is arid with rain falling minimally as
thunder showers during the summer months of January through March.   Occasional
snow is reported during the drier winter months of May to August.

Ownership

On April 28, 1994, Da Capo entered into an agreement with Mr. David Anthony O'Connor of Casilla 11314, La Paz, Bolivia and La Compania Minera Altoro S.R.L. ("Altoro") of Casilla 11314, La Paz, Bolivia, both parties at arm's length to Da Capo, which was amended by agreements dated June 10, 1994 and July 15, 1994 (the "Altoro/O'Connor Agreement"), pursuant to which Mr. O'Connor and Altoro assigned to Da Capo:

(a) Altoro's exclusive right and option to acquire a 51 percent interest in eight mining concessions that constitute a part of the Amayapampa Property (and a further option to acquire an additional 19 percent interest in such concessions), pursuant to an option agreement dated March 22, 1994 (the "Amayapampa Option") between Altoro and Racl Garafulic Gutierrez ("R. Garafulic") of Ave. Argentina No. 2057, Casilla 9285, La Paz, Bolivia and Compania Explotadora de Minas

         S.A. ("CEM", and collectively with R. Garafulic, the "Amayapampa Vendors") of Calle San Salvador 1421, Casilla 4962, La Paz, Bolivia. The Amayapampa Vendors are both parties at arm's length to Da Capo;

(b) Mr. O'Connor's exclusive right and option to acquire the Capa Circa property pursuant to an option agreement dated January 12, 1994 (the "Yamin Option Agreement") between Mr. O'Connor and Yamin. See "Capa Circa Property - Ownership"; and

(c) a 100 percent interest in the Santa Isabel Property, for which an exploration concession application had been made on behalf of Altoro.

As consideration for the assignment of the above interests, Da Capo issued a total of 1,000,000 Da Capo Common Shares to Mr. O'Connor between June 30, 1994 and April 16, 1996.

On February 5, 1996, Da Capo exercised the Amayapampa Option and acquired a 51 percent interest in the eight mining concessions that constitute a part of the Amayapampa Property in consideration for: (i) the cancellation of a loan in the amount of $2,425,000 which had been previously made by Da Capo to R. Garafulic on December 22, 1994; and (ii) payment of $75,000 by Da Capo to R. Garafulic between March 22, 1994 and September 22, 1994.

On March 8, 1996, Da Capo entered into an agreement (the "Amayapampa Acquisition Agreement") with the Amayapampa Vendors to acquire the following interests in the Amayapampa Property:

(a) R. Garafulic's remaining 24 percent interest in two mining concessions (the Gran Porvenir and Chayentena concessions) that constitute a part of the Amayapampa Property;

(b) R. Garafulic's 49 percent interest in six mining concessions that constitute a part of the Amayapampa Property; and

(c) CEM's 100 percent interest in 16 mining concessions that constitute a part of the Amayapampa Property.

In consideration for these interests, Da Capo:

(a) issued 1,000,000 special warrants (the "Amayapampa Special Warrants"), each exercisable to acquire one Da Capo Common Share without further payment, to a nominee of the Amayapampa Vendors on April 11, 1996; and

(b) made a non-recourse, interest-free loan of $3.24 million (the "Amayapampa Loan") to a nominee of the Amayapampa Vendors on April 11, 1996.

The Amayapampa Loan was secured by an assignment of all proceeds from the sale of any of 1,000,000 Da Capo Common Shares held by such nominee. The Amayapampa Loan was cancelled on April 29, 1996 upon the sale of such Da Capo Common Shares and Cdn.$4,355,000 received from the proceeds of such sale on or before May 7, 1996.

After being acquired by the Amayapampa Vendors, the Amayapampa Special Warrants were transferred to third parties at arm's length to Da Capo in transactions exempt from prospectus requirements under the relevant securities legislation.

On August 14, 1996, Da Capo issued 1,000,000 Da Capo Common Shares without payment of any additional consideration upon the deemed exercise of the Amayapampa Special Warrants.

Under the terms of the Amayapampa Acquisition Agreement, CEM could continue operating the Amayapampa mine at current levels of production up to August 11, 1996. Thereafter, CEM has agreed to move, at its own risk, all existing mining equipment, machinery, tools and generators from the Amayapampa property. The Amayapampa Vendors will also remove at their own risk approximately 1,500 tonnes of auriferous pyritic dumps currently located on the Amayapampa property by September 8, 1996.

All of Da Capo's interests in the Amayapampa property were transferred into the name of its subsidiary, Yamin, on April 11, 1996.

Ms. Elizabeth Mirabel, a resident of Bolivia at arm's length to Vista Gold, holds the remaining 25 percent interest in the Gran Porvenir and Chayentena mining concessions, which constitute 604 hectares of the Amayapampa property. On June 28, 1996, Da Capo and Ms. Mirabel entered into a lease agreement (the "Lease") under which Ms. Mirabel granted a lease for her 25 percent interest in the two mining concessions in favour of Da Capo for a term of ten years commencing July 10, 1996 and renewable for an additional ten year term. During the first two years of the Lease, Da Capo will pay Ms. Mirabel $7,000 per month, and $10,000 per month for the subsequent eight years.

History

The Amayapampa district was initially mined on a very small scale by indigenous peoples prior to the arrival of the Spanish conquistadors and small-scale mining continued during the Spanish colonial period into modern times. Prior to the Amalgamation, CEM mined the Amayapampa deposit using primarily open-stope methods at a rate of about 200 tonnes of ore per day and processed the ore in two mills on site. At that time, the Amayapampa mine was one of the largest producing underground gold mines in Bolivia and consisted of 32 levels of underground development. Upper level, generally oxidized ore was removed via the upper Virtus Adit (4,100 metres) and trucked to the Porvenir mill, while lower sulfide ore was dropped by ore passes to the 850-metre long Virquicocha Adit (3,970 metres) and taken out by electric locomotives to the Virquicocha mill. At both mills, gold was recovered via amalgam plates and gravity tables. The lower mill included a flotation circuit to upgrade the pyrite concentrate. Approximately 150 people worked at the mine and lived locally at the village of Amayapampa and at other small camps near the mine.

Since the Amalgamation, mining has ceased and the old mills removed as per an agreement with the previous owner. The Company has kept the miners employed in exploration, development and socio-economic projects during its program leading to a final feasibility document to be produced in June 1997.

Geology

The Amayapampa property is located along the east flank of a north-south trending regional anticline near the top of the Ordovician sequence. The Amayapampa deposit underlies a north-northwest trending ridge approximately 0.5 kilometres east of the town of Amayapampa. The deposit is defined by about 48 diamond drill holes; 96 reverse circulation drill holes; and 315 underground channel samples totalling 5,360 metres from more than 200 accessible cross-cuts in 43 different levels and sub-levels extending over a vertical distance of 208 metres. The deposit is approximately 600 metres in strike length, 30 to 70 metres in width and has an overall dip of the mineralized envelope of 80 to 90 degrees west. The depth extent of continuous mineralization is in excess of 200 metres to about the 3,900 meter elevation, although some mineralization is present below this depth.

Da Capo channel, core drill and reverse circulation drill hole samples were analyzed at Bondar-Clegg Laboratories in Oruro, Bolivia, with check samples analyzed at Chemex Laboratories in Vancouver, British Columbia. Because of the coarse gold particles and concerns about nugget effect, all samples were processed using the Hammer Mill Process (similar to a metallic screen assay). In addition to check assaying, Vista Gold has continued to use Bondar-Clegg and the Hammer Mill Process to analyze its samples, and in addition, has had an on-going check assay program in place for samples generated by Vista Gold's exploration and development program. Approximately 225 random assay pulps were check-assayed by three laboratories (American Assay Laboratory in Reno, Nevada, Cone Geochemical Inc. in Lakewood, Colorado, and Rocky Mountain Geochemical in Salt Lake City, Utah) and compared to original pulp assays with generally good agreement. Approximately 600 reverse circulation drill hole sample splits from the Da Capo program were assayed and used to verify assays obtained from the original reverse circulation sample splits. Sample splits are duplicate samples taken at the drill rig at the time of drilling.

Currently, the check assay results are being analyzed and reports being drafted, but initial indications are that assay results are in generally good agreement, with the possible exception of some early channel sample assays.

The host rocks are composed of black shales, sandstones, and siltstones which were weakly metamorphosed to argillites, quartzites, and siltites, respectively. Bedding dips are steep at 60 to 80 degrees west, with the east limb of the anticline being overturned and thus, also dipping steeply west.

The mineralized envelope is best described as a structural zone, within which were emplaced quartz vein sets along a preferential pre-quartz-vein fracture direction and post-quartz-vein faults and shears which were probably the conduits for gold-bearing fluids.

Most faults, shears and fractures are north-northeast to north-northwest trending and steeply dipping, both east and west, at 60 to 90 degrees. Quartz veins predominantly dip east. Locally within the zone of mineralization, are relatively flat, thrust-like faults which have offset quartz veins to a minor extent. These flat faults, commonly west-dipping at 40 to 45 degrees, are not generally mappable outside of the main structural zone which hosts the gold mineralization. A west-dipping, 45 degree fault projects into the pit on the northeast side of the deposit and was intersected by two vertical, geotechnical core holes. The base of mineralization may also be slightly offset by a similar west-dipping, 45 degree fault.

Oxidation effects are pervasive from the surface to depths of 20 to 30 metres, with only partial oxidization below those depths. Hydrothermal alteration effects evident in fresh rock are minor, and occur as coarse sericite (muscovite) in thin (2 to 5 millimetre) selvages along some quartz veins. In addition, chlorite is present in and adjacent to some quartz veins, but this presence may be a product of low grade metamorphism. Alteration effects are minimal overall, except for surface oxidization.

Mineralization is composed of quartz veins and sulfides and both constitute a visual guide to ore. Quartz veins, actually pre-gold, are a locus for later gold mineralization. Quartz veins are typically a few centimetres to 0.5 metres in width and commonly occur as sub-parallel vein sets. The strike extent can be 50 to 75 metres or more for any one vein or vein set, but the dip extent is not as well established and probably ranges up to 20 to 30 metres. Multiple vein sets are present in the overall mineralized envelope and veins commonly pinch and swell along strike and down dip.

Sulfide mineralization entered the multiple fractures to deposit predominantly pyrite within and adjacent to quartz veins, as sulfide veinlets in the host rocks and as clots of coarse sulfides and disseminations of sulfide grains along fractures in the black argillites. Locally, sulfide disseminations are more prevalent in the quartzite/siltite interbeds than in the argillites. The total sulfide concentration for the overall mineralized zone is estimated at 3 to 5 percent.

Petrographic examination of the sulfide mineralization shows pyrite to dominate at plus 95 percent of the total sulfides; arsenopyrite is also present, as are minor amounts of chalcopyrite, galena, sphalerite, stibnite and tetrahedrite. Gold is present as free gold in association with pyrite, on fractures within pyrite and attached to the surface of pyrite and is often visible as discrete grains on fractures in quartz and argillite. Gold grains exhibit a large size-range, with much of the gold being relatively coarse at 40 to

180 microns. All gold grains display irregular shapes with large surface areas. No gold was noted to be encapsulated in either quartz or sulfide. The content of gold grains was verified as over 97 percent gold by scanning-electron-microprobe analysis.

Ore Reserves

The Company's exploration and development program has defined a mineral resource tested by drilling and channel sampling on approximately 75 metre centers. Work is underway to determine the mineable ore reserves to be reported in the final feasibility study. As part of a preliminary feasibility study conducted by the Company in 1996, Mine Reserves Associates of Denver, Colorado calculated an ore reserve for Amayapampa using MedSystem software. At a gold price of $400 per ounce, Mine Reserve Associates calculated floating cone proven and probable ore reserves of 6.5 million tonnes of ore grading 2.54 grams per tonne and containing 538,800 gold ounces, mineable at a stripping ratio of 4.2 tonnes of waste per tonne of ore. This estimate compared favourably with a previous estimate done for Da Capo by Pincock, Allen, & Holt of Lakewood, Colorado who showed an in-pit mineral inventory (measured and indicated) of 8.5 million tonnes grading 2.51 grams per tonne and a strip ratio of 4.1:1; waste to ore. Drilling conducted to date indicates that the mineable ore reserve is likely to be increased with the latest round of reserve estimation work in progress.

Exploration Potential

The latest work done by the Company at Amayapampa has defined the limits of economic mineralization in all directions except to depth. Depth extension beyond that tested to just over 200 metres, will be done at some future date. However, siting of processing and ancillary facilities takes into account possible pit expansions for deep ore potential.

Perhaps the best exploration potential at Amayapampa exists in the induced-polarization chargeability anomaly located 500 to 700 metres north of the main mineralized deposit. Although somewhat smaller in physical size, the magnitude of the chargeability anomaly is identical to that for the main Amayapampa deposit. Vista Gold began drilling on this target in late April, 1997.

District-scale exploration potential exists for defining styles of gold mineralization similar to Amayapampa, which could be developed as satellite ore bodies. Specific targets on the Company's properties include the drill-inferred, potentially underground mineable, vein mineralization at Capa Circa, an untested surface geochemical target at Irpa Irpa, and raw exploration targets elsewhere within a 10 kilometre radius of Amayapampa.

1997 Pre-Development Program

The Company plans to complete the final feasibility study for the Amayapampa project in June 1997 at a total cost of approximately $7 million. A positive feasibility study will result in financing and construction beginning in mid-1997 and start-up of the new mine in late 1998.

CAPA CIRCA PROPERTY

Summary

The Capa Circa property consists of four partly overlapping mining concessions covering 117 hectares. Until the Amalgamation became effective, the Capa Circa property was mined primarily by open stoping methods at a rate of approximately 20 tonnes per day. Mineralization on the Capa Circa property is similar to that of the Amayapampa deposit, but consists of discrete veins within a mineralized zone approximately 150 meters wide that can be traced for about 600 metres along strike.

Location and Access

The four overlapping mining concessions that constitute the Capa Circa property cover a total area of 117 hectares.

The Capa Circa property is located 300 kilometres southeast of La Paz in Bustillo Province, Department of Potosi, in south-central Bolivia (Latitude:
18degrees 34.5" S; Longitude: 66degrees 22.4" W). The Capa Circa property is accessible via gravel road from Oruro to Llallagua/Uncia (110 kilometres or approximately 2 1/2 hours) and a dirt road southeast from Uncia to the villages of Lagunillas and Chuqui Uta (approximately 1/2 hour). A short two kilometre spur road leads east to the Capa Circa property from a point approximately seven kilometres south of Lagunillas. A local power line runs along the east side of the Capa Circa property and supplies power to the present Capa Circa mine.

The property is situated within the moderately rugged Eastern Cordilleran region of Bolivia with elevations varying from 3,750 metres to 4,100 metres above sea level. The area is arid with rain falling minimally as thunder showers during the summer months of January to March. Occasional snow is reported during the drier winter months of May to August.

Ownership

On April 28, 1994, Da Capo was assigned an option to acquire the Capa Circa property pursuant to the Altoro/O'Connor Agreement. See "Amayapampa Property - Ownership".

Pursuant to the terms of the option agreement (the "Capa Circa Option Agreement") dated January 12, 1994 between Yamin and David Anthony O'Connor ("O'Connor"), which was assigned to Da Capo, Da Capo had the option to acquire all of Yamin's interest in three Bolivian mining concessions (the Santa Rosa, San Mateo and Innocentes concessions) which constitute a part of the Capa Circa property by making a payment of $4.8 million to Yamin on or before January 12, 1996. During the term of the Capa Circa Option Agreement, Da Capo was also required to pay to Yamin a total of $200,000, as follows:

(a)      $50,000 on April 12, 1994;
(b)      $50,000 on July 12, 1994;
(c)      $50,000 on January 12, 1995; and
(d)      $50,000 on July 12, 1995.

All of the above amounts were paid by Da Capo to Yamin and accepted by Yamin. On January 12, 1996, the Capa Circa Option Agreement expired.

Under the terms of a letter agreement (the "Yamin Letter Agreement") dated January 22, 1996 between Da Capo and Boris Yaksic and other members of the Yaksic family (collectively, the "Capa Circa Vendors") of Santa Rosa de Capa Circa, Casilla 3544, Cochabamba, Bolivia, who are all parties at arm's length to Da Capo and who collectively owned a 100 percent interest in Yamin, Da Capo would acquire a 100 percent beneficial interest in Yamin in consideration for payment of $500,000 and the issuance of 700,000 Common Shares with a guaranteed value of $1,555,000 to the Capa Circa Vendors on the date of signing a more formal agreement. The Yamin Letter Agreement was formalized by a purchase and sale agreement (the "Yamin Acquisition Agreement") dated as of March 1, 1996 among Da Capo, O'Connor and the Capa Circa Vendors, pursuant to which Da Capo and O'Connor acquired an 80 percent and 20 percent interest, respectively, in the shares of Yamin in consideration for payment of $500,000 and the issuance of 700,000 special warrants (the "Capa Circa Special Warrants") with a guaranteed value of $1,555,000. On August 14, 1996, Da Capo issued 700,000 Common Shares for no additional consideration upon the deemed exercise of the Capa Circa Special Warrants. Under the terms of a separate trust agreement (the "Trust Agreement") dated March 1, 1996 between Da Capo and O'Connor, O'Connor holds his shares of Yamin as trustee for the benefit of Da Capo, with the result of that Da Capo is effectively the beneficial owner of 100 percent of the shares of Yamin.

Yamin is a Bolivian limited liability company and was, at the time of the Yamin Acquisition Agreement, the sole owner of: (a) a 100 percent interest in the four mining concessions (the Santa Rosa, San Mateo, Innocentes and Santa Benigna concessions), which comprise the Capa Circa property; (b) the mill, machinery, tools, equipment and vehicles employed in Yamin's small-scale underground gold mining operations on the Capa Circa property; and (c) approximately 15,000 tonnes of pyritic tailings located on the Capa Circa property.

The other material terms of the Yamin Acquisition Agreement are as follows:

(a) all machinery, tools, equipment and vehicles owned by Yamin on April 1, 1996 remain the property of Yamin and may be freely used for continuing small-scale underground mining operations at the Capa Circa mine until such time as Da Capo terminates the current operations of the mine to permit the development of a larger mine on the Capa Circa property. At such time, ownership of the machinery, tools, equipment and vehicles will revert to the Capa Circa Vendors, who will have 90 days to remove such machinery, tools, equipment and vehicles from the Capa Circa property;

(b) title to the pyritic tailings located on the Capa Circa property was transferred to the Capa Circa Vendors on April 1, 1996. Upon the termination of current small-scale underground mining operations by Yamin at the Capa Circa mine, the Capa Circa Vendors will be permitted to treat such tailings in the existing concentrator at the Capa Circa Mine until the supply of tailings is exhausted. Treatment of these tailings will be conducted in such a way that the development of a larger mine on the Capa Circa property will not be adversely affected; and

(c) upon termination of the current small-scale underground mining operations at the Capa Circa mine, the Capa Circa Vendors will pay all severance benefits and indemnities in excess of $300,000 that are required under Bolivian law to be paid to mining personnel employed by Yamin.

History

The district in which the Capa Circa property is located was first mined during the colonial period. Small-scale mining continued on until modern times and recently the main deposits have been exploited by mechanized means. The Capa Circa property and mine was purchased in 1938 as an antimony mine by the Yaksic family. Antimony mining continued at the Capa Circa property until approximately 1981 when declining antimony prices and probably declining reserves resulted in a conversion to gold mining.

The previous owners mined the Capa Circa deposit using underground methods at an estimated rate of 20 tonnes per day until shutdown upon the Amalgamation becoming effective.

Geology

The Capa Circa geology and mineralization are similar to the Amayapampa property. The Capa Circa property is hosted by Upper Ordovician shales and sandstones on the east limb of a regional anticline. The Capa Circa mineralization is hosted by a series of high angle, east dipping quartz veins in a 150 metre wide envelope. The mineralization is zoned, with antimony mineralization more prevalent in the eastern section. The Capa Circa mineralization is approximately 600 metres in length along strike and 250 metres down near-vertical dip. Further exploration may extend the strike length and may find down-dip extensions.

Previous Exploration

Exploration by the Company consisted of surface trenching, underground mapping and channel sampling, and core drilling. Thirteen core holes were drilled in 1995 for a total of 2,445 metres. The holes were drilled largely with HQ size core and total recovery averaged 93 percent overall. Several of the holes were drilled from underground locations. Sample intervals were selected geologically, and in some cases were up to six metres in length.

Channel samples were collected from 2,455 metres of underground workings representing 20 different levels and sublevels, extending over a vertical distance of 140 metres. Channel samples are collected at five metre intervals, with channels ten to 15 centimetres wide and two to three centimetres deep.

All exploration samples in the Capa Circa database were analyzed at Bondar-Clegg Laboratories in Oruro, Bolivia. Because of the coarse gold particles and concerns about nugget effect, all samples were processed using the Hammer Mill Process (similar to a metallic screen assay).

Mineral Inventory

Sufficient data is lacking to determine a mineral inventory, but the Company's preliminary investigations indicated that the mineralization encountered by drilling and underground sampling in Da Capo's explorations program will require extraction by underground mining methods, probably at the rate of 300 tonnes of ore per day. Preliminary indications are that mining grades of around 6 grams per tonne can be expected, and these grades are very viably mined in countries where labour rates are low, such as Bolivia.

Exploration Potential

At the Capa Circa property, the mineralization is open at depth. Additional potential also exists along strike in the mineralized zone. Significant additional drilling is required to determine a Capa Circa mineral inventory and to test the mineralized zone at depth and along strike.

1997 Exploration Program

Testing of the Capa Circa mineralized gold depth extension is planned to begin in mid-1997. Underground drill stations will be constructed and an experienced underground core drilling contractor mobilized to conduct 7,500 metres of planned drilling.

Economic Development of Amayapampa and Capa Circa

As part of the preliminary feasibility study conducted by the Company in 1996, the floating cone mineable mineral inventory calculated by Mine Reserves Associates of 8.3 million tonnes of ore grading 2.51 grams per tonne and containing 670,300 gold ounces, mineable at a stripping ratio of 3.5:1 was used in preliminary economic evaluations. Initial metallurgical test results indicated gold recoveries of 90 percent and 92 percent could be expected on Amayapampa and Capa Circa ores, respectively. Capital and operating costs were estimated for a 3,000 tonne-per-day open-pit operation at Amayapampa and a 3,300 tonne-per-day processing plant. The plant will be built at Amayapampa and underground ore will be trucked from Capa Circa, 10 kilometres distant.

Based on initial estimates of capital and operating costs and a $400 gold price, an economically attractive project was forecast. Payback could be achieved in less than three years with operating costs under $150 per ounce, and a gold production rate of around 100,000 ounces per year for at least 8 years. With these targets in sight, the Company is pursuing the development of the Amayapampa and Capa Circa projects as expeditiously as possible, anticipating completion of a bankable feasibility study in June, followed by start of construction in the fall and start of production in late 1998.

EXPLORATION PROPERTIES

UNITED STATES

The focus of the Company's U.S. exploration program is the Great Basin region of Nevada, one of the most prolific gold producing regions of the world. In this area, the Company has directed its attention to targets that have the potential to host deposits that contain at least 1.0 million ounces of gold.

Van Norman Project, Elko County, Nevada

This project is located in northeastern Nevada, approximately 55 miles (88 kilometres) north of the city of Elko. Vista Gold has the opportunity to earn an undivided 50 percent interest from Uranerz U.S.A., Inc. in mineral rights covering approximately 2,500 acres (1,011 hectares) by expending $500,000 on exploration of the property over a three year period. Vista Gold is the operator during the exploration phase, and Uranerz U.S.A., Inc. has the right to be the operator during the production phase.

The project area lies within the Jerritt Canyon mining district, one of the larger sediment-hosted (Carlin-type) gold districts in Nevada. The district has had prior production of more than 4.0 million ounces and current reserves of 3.5 million ounces.

A drill program consisting of five holes, totalling 3,930 feet (1,180 metres) of drilling, commenced during the winter of 1996 and encountered significant gold mineralization and alteration in favourable rocks of the Roberts Mountain and Hanson Creek formations. This is a geologic setting identical to the productive portion of the Jerritt Canyon area. Drilling and other geologic activities will continue during the 1997 field season.

VENEZUELA

Guariche Project

In 1996, the Company entered into an agreement to explore the Guariche project located in Bolivar State, Venezuela. The agreement is an option to purchase a 100 percent interest in the project following a five month exploration program designed to prove a minimum of 500,000 ounces of gold in the project. See "Item 1 - Description of Business - Significant Developments in 1996 - Guariche Project".

The Guariche project has seen a partial exploration program of surface trenching, auger sampling, and diamond drilling. An estimated resource of 570,000 ounces exists on the property to date. This resource was developed by extensive surface trenching and sampling of both auger and diamond drilling. A preliminary feasibility study indicated economic development, which will involve an open pit mine with a gravity and leaching mill producing approximately 75,000 ounces of gold per year. The exploration program is designed to firm up these reserves in a five month period.

The diamond drill program will be a three phase, 16,400 foot (5,000 metre) staged program. Vista Gold can withdraw from the project after $500,000 in expenditures. The Company's intentions in staging the exploration program is to maximize return on the exploration dollars.

The terrain in the area consists of rolling hills to flat savannah and jungle underlaid by saprolite, a weathering product of tropical regions. The saprolite, overlying the deposit is enriched containing higher gold grades than the average.

Except for surface weathering, the rock types, alteration, and mineralization style at Guariche are typical of large deposits found in well known Canadian gold camps such as Timmins and Kirkland Lake and Australian regions such as Kalgoorlie. The property is 25,000 hectares in area, and the core is 2,500 hectares. Many soil geochemical anomalies exist outside known mineralized areas. In March

1997, the Company received the necessary permits to commence drilling. The drill program began in April.

The climate for mining investments in Venezuela is improving with proposed reforms to the mining act, taxation laws and exploration permitting requirements.

BOLIVIA

The most promising new development in Vista Gold's exploration portfolio was the acquisition of Da Capo's Bolivian gold properties. The asset package includes the Amayapampa, Capa Circa, Iroco, Irpa Irpa and Copacabana gold properties.

Copacabana Property

This area is in southwestern Bolivia. The project shows similarities to the Amayapampa property. An initial geochemical survey indicated the possibility of a large deposit. The survey showed a 500 foot (150 metre) by 2,000 foot (600 metre) long soil geochemical anomaly.

After an initial mapping program was completed, a reverse circulation drill program was conducted. Of the seven holes completed, six had significant gold intercepts. The drilling indicated that the possibility of both bulk tonnage and high grade vein mineralization exists on this property. The best results from drill hole RC3 had 0.41 ounces per ton (13.97 grams per tonne) over 39 feet (12 metres).

A trenching and mapping program is planned for this property, followed by further diamond and reverse circulation drilling programs. This project is an excellent early stage exploration target with the potential to be another Amayapampa-type deposit.

Irpa Irpa Property

A property three miles south of Capa Circa, with similarities to Capa Circa.

Iroco Property

The Iroco project is a gold project adjacent to one of Bolivia's largest silver mines at Oruro. The Company has an option to earn a 100 percent interest. Although no resource has been outlined as yet, drill hole results as high as
0.16 ounces per ton (5.5 grams per tonne) over 180 feet (55 metre) have been obtained.

Currently, the drilling is testing down strike from the producing San Antonio mine and along trend from Cameco's Huayna Potosi area.

ECUADOR

Through its 49 percent holding in Zamora, Vista Gold carried out an exploration program in Ecuador in 1996. The program consisted of a regional stream sediment program follow-up, diamond drilling of gold prospects on the Mina Real concession, surface trenching of gold and copper prospects on Mina Real, and trenching and sampling of a number of gold targets resulting from the regional stream sediment follow-up.

Surface trenching, mapping and sampling revealed the presence of two large porphyry copper stockwork zones at Mina Real. These are the Tumi and David stockworks located in the central and northwest portions of the Mina Real concessions. They are large mineralized systems. The Tumi stockwork is at least 1.2 miles (2.0 kilometres) by 0.6 miles (1.0 kilometres) in surface area. The David stockwork has at least 2 miles (1.2 kilometres) of north-south extent, with an as yet unknown east-west width.

These are significant finds, but the investment requirement for evaluation, development and construction are very significant and can generally only be borne by the largest of mining companies. Therefore, we are searching to find a suitable joint venture partner to explore the porphyry copper deposit mineralization at the Mina Real, Ruminahui and Titi concessions. The Mina Real, Ruminahui and Titi concessions are 12,500, 6,700, and 7,200 acres (5,066, 2,726, and 2,921 hectares), respectively.

The 1997 program will concentrate on assessing the gold potential on Zamora's Campanillas concession. This concession has had two operating gold mines within its boundaries, the Campanillas mine and the Cambana mine. In the southern area of the Zamora land package, a prospecting and sampling program will assess the yet untested potential area south of Mina Real.

PERU

Vista Gold has established an office in Lima, Peru to obtain mineral properties with gold potential. The program in 1996 has been reconnaissance and sampling of projects throughout Peru. Through its association with Minera San Nicholas, Vista Gold has increased its exposure to potentially attractive exploration projects.

CANADA

In Canada, three mineral properties are being explored with $400,000 of funding provided by joint venture partners. They are the Blackwater-Davidson property in British Columbia (a copper-gold play), the Manville project in Ontario and the Island Lake gold project in Manitoba. The Company has divested its interest in the Mishi project in Ontario.

1996 EXPLORATION

In keeping with the Company's intention to focus its activities in the precious metals sector, its exploration activities during 1996 were directed towards the search for gold and silver. The Company has refocused much of its geographic attention from Canada to the Western United States and certain prospective areas of Latin America, particularly Bolivia, Peru and Ecuador.

The Company spent approximately $4.2 million on exploration in 1996. Of that amount, approximately $3.7 million was spent on mineral properties and property evaluations, which excludes mine-site exploration at the Hycroft mine.

At December 31, 1996, the Company had approximately 13 full-time exploration staff, which excludes several consultants employed on specific projects. The Company also hires additional employees on a seasonal basis to staff its exploration programs.

During 1996, the Company's principal exploration programs on undeveloped properties were those at the Amayapampa and Copacabana projects in Bolivia, and the Mina Real claims in southern Ecuador. In the United States, exploration was conducted on the Van Norman joint venture, including diamond drilling of meaningful alteration on the project.

At the Amayapampa property, a combined underground sampling, reverse circulation, and diamond drill program of approximately 9,000 meters was initiated. The purpose of this program was to upgrade possible reserves to proven and possible categories, and to expand the current resource base.

At the Copacabana property, a surface sampling program was followed by a nine hole reverse circulation campaign. The surface sampling indicated gold mineralization within an area 800 meters long by 100 meters wide. Drilling revealed numerous gold intercepts in the program that indicate the possibility for both bulk tonnage and underground high grade targets. For example, drill hole RC96CP1 intercepted

28 meters of 2.1 gram/ton gold and RC96CP3 encountered 12 meters of 13.8 gram/ton. This property will receive further exploration in 1997.

At the Iroco property near Oruro, in Bolivia, the Company used seismic profiling and diamond drilling to investigate downstrike from nearby producing gold mines. The drill program, initiated in December, was not successful in outlining a significant new ore zone, although wide, low-grade intercepts were obtained.

In Peru, the Company undertook field reconnaissance and a mapping program, and investigated another 33 properties during 1996.

At the Mina Real property in Southern Ecuador, the Company through Zamora conducted diamond drilling, trenching and mapping, discovering three major copper targets and investigating two gold occurrences.

The Company has also been active in the on-site assessment of operating mines and other advanced exploration projects in northern Peru, Venezuela, Bolivia and Chile.

From time to time the Company may dispose of interests in mineral properties where economic potential is not attractive to the company.

In 1996, the Company disposed of its 50 percent interest in the Mishi project for Cdn.$250,000 cash and 650,000 shares of McMillan Gold Corp. In 1997, the Company also sold its interest in the Gold Bar project in Nevada for $450,000.

Through not renewing its claims in Ontario and Quebec, the Company disposed of three properties in each province. Vista Gold's current property position covers approximately 180,000 hectares.

1997 EXPLORATION PLAN

In November 1997, the Board of Directors reviewed and approved the 1997 exploration budget. During 1997 a total of $5.7 million is expected to be spent on exploration, including $1.1 million in Nevada, $1.2 million in Venezuela on its Guariche project, $2.9 million in Bolivia, and $400,000 on Peruvian reconnaissance. An additional $400,000 will be spent in Canada by its Joint Venture partners on three projects: Blackwater Davidson, Island Lake, and Manville.

The Amayapampa exploration program for 1997 will be $1.3 million to upgrade reserves at the Amayapampa project and to explore for resources at Amayapampa North.

At Capa Circa a 7,500 meter underground drilling program will be completed in the second half of 1997 to establish continuity of present mineralization and to establish initial underground resources.

The Copacabana project will see a $400,000 diamond drill project to follow last year's successful initial program.

The Guariche project in Venezuela will see a minimum of $1.2 million in diamond drilling to prove a 500,000 ounce resource.

The Hycroft mine exploration program will further evaluate the potential for oxide ore at the mine and will commence the evaluation of sulfide-related gold mineralization below the oxide ore bodies of the Central and East faults. This resource is currently estimated to contain approximately 25 million tons grading 0.03 ounces of gold per ton and is believed to have considerable potential for further expansion and improvement of grade.

The Company's South American exploration program, at Zamora, will include an evaluation of the high grade gold system located at the Campanillas concession. The program will involve a 2,000 metre trenching program. On the Mina Real concessions a joint venture partner will be sought for copper exploration.

ITEM 3.  LEGAL PROCEEDINGS.

The Company is not aware of any pending or threatened litigation or of any proceedings known to be contemplated by governmental authorities which is, or would be, likely to have a material adverse effect upon the Company or its operations, taken as a whole.

ITEM 4.  CONTROL OF REGISTRANT.

As far as is known to the Company, Vista Gold is not directly or indirectly owned or controlled by another corporation or by any foreign government. The Company is not aware of any person that owns more than 10 percent of the outstanding Common Shares.

The following table sets forth as of May 14, 1997 certain information regarding the ownership of Common Shares, which are the registrant's only voting securities, by all directors and officers of Vista Gold as a group (including their spouses and children under 18):

------------------------------------------------------------------------------------------------------------
Title of Class              Identity of Person or              Amount Owned(1)           Percent of Class(2)
                            Group
------------------------------------------------------------------------------------------------------------
Common Shares(3)            All directors and                     8,579,001                      9.6%
                            officers as a group
                            (11 persons)


-------------------------------
(1) This information was provided to Vista Gold by the individual shareholders.
(2) At May 14, 1997, there were 89,020,405 Common Shares issued and outstanding.
(3) Includes 755,000 Common Shares issuable under options which are currently exercisable or exercisable within 60 days of May 14, 1997, which are deemed to be beneficially owned for purposes of this presentation.

RELATIONSHIP BETWEEN VISTA GOLD AND ATLAS CORPORATION

Pursuant to an agreement dated May 13, 1994, as amended by a subsequent agreement dated February 24, 1995, Atlas is entitled to representation on the Board of Directors of Vista Gold proportionate with its shareholding in Vista Gold. Based on its present ownership of approximately 9 percent of the outstanding Common Shares, Atlas is entitled to nominate one director of Vista Gold.

Pursuant to an agreement (the "Atlas Support Agreement") dated August 16, 1996 between Atlas and Vista Gold (then called Granges), Atlas agreed to vote its Common Shares of Granges in favour of the Amalgamation. Under the terms of the Atlas Support Agreement, Vista Gold agreed: (i) to use all reasonable efforts to assist Atlas to reduce the number of Common Shares of Granges pledged by Atlas as security for the outstanding debentures issued by Atlas; (ii) to negotiate in good faith an amendment to the Gold Bar joint venture agreement pursuant to which Vista Gold would withdraw from the Joint Venture in exchange for a payment from Atlas in an amount to be negotiated; (iii) to file and use its best efforts to cause to become effective not later than November 30, 1996 all registration statements and other filings (federal, provincial or state) as shall be necessary on the part of Vista Gold to enable Atlas to dispose of its Common Shares of Vista Gold on The Toronto Stock Exchange and the American Stock

Exchange or otherwise in Canada or the United States, without restriction of any kind whatsoever under applicable securities laws and to maintain, in the case of any registration statement filed with the U.S. Securities and Exchange Commission, the effectiveness of such registration and other applicable filings until the earlier of the date of completion of such disposition or December 31, 2000; (iv) to cause Michael B. Richings, if and when requested by Atlas, to resign from the Board of Directors of Atlas; and (v) to reimburse promptly all expenses (other than brokerage commissions or underwriting fees) incurred by Atlas in connection with the Atlas Support Agreement, the Amalgamation or any of the matters referred in (i) to (iv) above.

ITEM 5.  NATURE OF TRADING MARKET.

The Common Shares of Vista Gold are listed on the American Stock Exchange and The Toronto Stock Exchange under the symbol VGZ. The following table sets out the reported high and low sale prices on the American Stock Exchange and on The Toronto Stock Exchange for the periods indicated as reported by the exchanges:

                                                  AMERICAN STOCK EXCHANGE                THE TORONTO STOCK EXCHANGE
                                                  -----------------------                --------------------------
                                                   High             Low                     High               Low
                                                   ----             ---                     ----               ---
1996   1st quarter                                 $2.75           $1.63                 Cdn.$  3.75   Cdn.$    2.25
       2nd quarter                                  2.19            1.44                        2.90            1.90
       3rd quarter                                  1.94            1.07                        2.60            1.75
       4th quarter (October 1 to November 7)(1)     1.56            1.31                        2.05            1.76
       4th quarter (November 8 to December 31)(1)   1.56            1.19                        1.99            1.55

1995   1st quarter                                  1.94            1.44                        2.70            2.05
       2nd quarter                                  2.19            1.69                        2.85            2.31
       3rd quarter                                  2.38            1.63                        3.20            2.20
       4th quarter                                  2.13            1.63                        2.80            2.22

---------------------------
(1) The Amalgamation of Granges and Da Capo became effective, for the purposes of trading on The Toronto Stock Exchange and the American Stock Exchange on November 8, 1996. Accordingly, the prices shown for the fourth quarter (October 1 to November 7) reflect trading in the Common Shares of Granges, while information for the fourth quarter (November 8 to December 31) reflect prices for trading in Vista Gold. See "Item 1 - Description of Business - Significant Developments in 1996 - Granges-Da Capo Amalgamation".

On May 14, 1997, the last reported sale price of the Common Shares of Vista Gold on the American Stock Exchange was $1c and on The Toronto Stock Exchange was Cdn.$1.50. As at May 12, 1997, there were 89,020,405 Common Shares issued and outstanding, and Vista Gold had 787 shareholders of record.

As of May 12, 1997, 628 or approximately 80 percent of the recorded holders of Common Shares were in the United States and held 37 percent of the issued and outstanding Common Shares. However, as a significant number of the Common Shares are held through intermediaries, it is not possible to accurately report holdings of Common Shares in the United States or elsewhere.

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY-HOLDERS.

There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of the securities of Vista Gold, other than as Canadian withholding tax. See "Item 7 - Taxation".

There are no limitations on the right of non-resident or foreign owners of Common Shares to hold or vote such securities imposed by Canadian law or by the Memorandum or Articles of the Company, other than under the Investment Canada Act (Canada).

The Investment Canada Act (Canada) generally requires the prior notification and, in specified circumstances, the review by the Government of Canada of the acquisition of control of Canadian businesses by non-Canadians. The term "control" is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in a Canadian business, the voting shares of a Canadian corporation carrying on the Canadian business or the voting interests of an entity carrying on the Canadian business or controlling an entity carrying on the Canadian business. The acquisition of the majority of the outstanding voting shares, or the acquisition of less than a majority but one-third or more of the outstanding voting shares, in the absence of proof to the contrary, is deemed to be "control". Investments requiring notification and review are all direct and indirect acquisitions of Canadian businesses with assets of Cdn.$5 million or more except indirect acquisitions of Canadian businesses with assets which represent less than 50 percent of the value of the total international acquisition. However, acquisitions of entities by Americans or dispositions of entities owned by Americans require notification and review only if the value of the entity's assets are at least Cdn.$150 million, provided that if an entity's assets represent less than 50 percent of the value of the total international acquisition, no review will occur.

If an investment is reviewable, an application for review in the form prescribed by regulation is normally required to be filed. The Minister (designated under the Investment Canada Act (Canada)) will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant. Some of the factors to be considered are the effect of the investment on the level and nature of economic activity in Canada (for example, the effect on employment and on exports from Canada); the degree and significance of Canadian participation in the business; the effect of the investment on productivity and technological development; the effect on competition within industries in Canada; and the contribution of the investment to Canada's ability to compete in world markets.

ITEM 7.  TAXATION.

The following discussion applies to a holder of Common Shares of Vista Gold who, at all relevant times, for purposes of the Income Tax Act of Canada (the "ITA") and any applicable tax treaty or convention, is a non-resident or is deemed to be a non-resident of Canada and does not use or hold and is not deemed to use or hold the Common Shares in carrying on business in Canada. Special rules, which are not discussed in this discussion, may apply to a non-resident that is a financial institution or an insurer that carries on business in Canada and elsewhere.

For purposes of this discussion, "United States Person" means a citizen or resident of the United States, or a corporation or partnership organized in the United States or under the laws of the United States or of any state or an estate or trust, the income of which is subject to United States federal income tax regardless of its source.

A holder of Common Shares, who is not a resident of Canada, who receives a dividend will generally be subject to Canadian withholding tax at the rate of 25 percent on dividends paid or credited or deemed to have been paid or credited to him or her on a Common Share. Such Canadian withholding tax rate may be subject to a reduction pursuant to an applicable tax treaty. In the case of a shareholder who is a United States Person, the income tax treaty between Canada and the United States provides that the withholding tax rate in respect of such dividends will generally be 15 percent unless the shareholder is a corporation that owns at least ten percent of the voting stock of Vista Gold, in which case the withholding tax rate would be five percent.

A holder of Common Shares who is a non-resident of Canada will not be subject to tax under the ITA in respect of any capital gain realized by such shareholder on a disposition of Common Shares, unless the Common Shares constitute taxable Canadian property of the shareholder for purposes of the ITA and the shareholder is not entitled to relief under an applicable tax treaty.

Common Shares will not constitute taxable Canadian property of a shareholder who is a non-resident of Canada unless such shareholder uses or holds or is deemed to use or hold the Common Shares in carrying on a business in Canada or unless at any time during the five year period immediately preceding the disposition of the Common Shares, the shareholder, persons with whom the shareholder does not deal at arm's length, or the shareholder together with such persons, own or is considered to own not less than 25 percent of the issued shares of any class of the capital stock of Vista Gold.

The income tax treaty between Canada and the United States exempts a United States Person from such taxation because the value of the Common Shares is not derived principally from real property situated in Canada.

ITEM 8.  SELECTED FINANCIAL DATA.

The selected financial data in Table I have been derived from the consolidated statements of the Company which have been prepared in accordance with accounting principles generally accepted in Canada. The selected financial data should be read in conjunction with those financial statements and the notes thereto.

TABLE I

                                                                    YEARS ENDED DECEMBER 31
                                                 ------------------------------------------------------------
                                                 1996             1995         1994          1993        1992
                                                 ----             ----         ----          ----        ----
                                                      (U.S. dollars in thousands, except per share data)
Results of Operations
---------------------
Sales                                            36,444         41,294        39,871        41,556     52,721

Earnings (loss) from mining operations           (5,225)         3,265         1,826           776      8,559

Net earnings (loss)                             (11,826)         2,159         5,116         2,075         41

Net earnings (loss) per share                     (0.21)          0.05          0.15          0.06        nil

                                                                        AT DECEMBER 31
                                                   ----------------------------------------------------------
                                                   1996           1995          1994         1993        1992
                                                   ----           ----          ----         ----        ----
                                                      (U.S. dollars in thousands, except per share data)
Financial Position
------------------
Working capital                                   18,669        21,672        29,645      21,857       24,322

Total assets                                     123,316        64,285        70,506      62,848       67,893

Long-term debt and other non-current
   liabilities                                     3,897         3,409         2,979       3,148        2,477

Shareholders' equity                             109,172        54,637        52,801      50,091       49,361

Had the consolidated financial statements of the Company been prepared in accordance with accounting principles generally accepted in the United States, certain selected financial data would have been reported as shown in Table II.

TABLE II

                                                                    YEARS ENDED DECEMBER 31
                                                   ----------------------------------------------------------
                                                   1996           1995         1994          1993        1992
                                                   ----           ----         ----          ----        ----
                                                      (U.S. dollars in thousands, except per share data)
Results of Operations
---------------------
Net earnings (loss)                              (35,265)         (708)       5,090       2,116           (61)

Primary earnings (loss) per share after
  extraordinary item                               (0.63)        (0.01)        0.15        0.06           nil

                                                   1996           1995          1994         1993        1992
                                                   ----           ----          ----         ----        ----
                                                      (U.S. dollars in thousands, except per share data)
Financial Position
------------------
Total assets                                    123,316        87,504        70,453       64,207       69,265

Shareholders' equity                            109,172        77,855        52,983       50,024       50,733

UNITED STATES$/CANADIAN$ EXCHANGE RATES(1) (3)

                                                                        AT DECEMBER 31
                                                                        --------------
                                                   1996           1995         1994         1993         1992
                                                   ----           ----         ----         ----         ----
As at December 31                               0.7301         0.7325       0.7129      0.7553       0.7867

Average(2)                                      0.7331         0.7283       0.7321      0.7515       0.8276

High                                            0.7515         0.7529       0.7159      0.8065       0.8771

Low                                             0.7215         0.7025       0.7097      0.7416       0.7729

-------------------
(1) Exchange rates are expressed as the amount of United States funds equivalent to one Canadian dollar, being the noon buying rates in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York.
(2) The yearly average rate means the average of the exchange rates on the last day of each month during a year.
(3)      On May 14, 1997, the noon buying rate as quoted by the Federal
         Reserve Bank of New York was $1.3853.

DIVIDENDS

The Company has not, during the previous five fiscal years, declared or paid any dividends on its Common Shares.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Refer to "Management's Discussion and Analysis" on pages 17 to 22 in the Company's Annual Report to shareholders for the year ended December 31, 1996 which is incorporated herein by reference.

ITEM 10.         DIRECTORS AND OFFICERS OF REGISTRANT.

The directors of Vista Gold are elected each year at the annual general meeting of shareholders and hold office until their successors are elected or appointed.

Pursuant to the Atlas Agreement dated May 13, 1994, as amended by a subsequent agreement dated February 24, 1995, Atlas is entitled to representation on the Board of Directors of the Company in proportion with its shareholdings in the Company. In accordance with the Atlas Agreement, one of the proposed directors, C. Thomas Ogryzlo, is a nominee of Atlas and the remainder are nominees of management.

The present directors of Vista Gold, together with the location of their residences, length of service and business experience, are described below.

                                                              BUSINESS EXPERIENCE
NAME                                 DIRECTOR SINCE           DURING PAST FIVE YEARS
----                                 --------------           ----------------------
DAVID R. SINCLAIR                    May 1, 1995              Chartered accountant; corporate director;
Nanoose Bay, British Columbia                                 Director, Cominco Ltd., a mining company.
Director and Chairman

ROSS J. BEATY                        November 12, 1996        Geologist; Chairman of Pan American Silver Corp.,
Vancouver, British Columbia                                   a mining company, 1994 to present; prior thereto,
Director and Vice Chairman                                    President of  Equinox Resources  Ltd., a mining
                                                              company.

MICHAEL B. RICHINGS                  May 1, 1995              Mining engineer; President of Atlas Corporation,
Littleton, Colorado                                           a mining company, since January 1995; Group
Director                                                      Executive and President of Lac Minerals Ltd.
                                                              South America, a mining company, from 1993 to
                                                              1995; Vice President of Operations of Atlas
                                                              Corporation from 1990 to 1992.

WILLIAM M. CALHOUN                   May 1, 1995              Mining engineer and geologist; Chief Executive
Silverton, Idaho                                              Officer of William Calhoun, Inc., mining
Director                                                      consultants.

C. THOMAS OGRYZLO                    March 8, 1996            Mechanical engineer; Chairman of Kilborn SNC-
Toronto, Ontario                                              Lavalin Inc., an engineering group; formerly,
Director                                                      President of Kilborn Group of Companies.

                                                              BUSINESS EXPERIENCE
NAME                                 DIRECTOR SINCE           DURING PAST FIVE YEARS
----                                 --------------           ----------------------
KEITH E. STEEVES                     September 29, 1995       Mining executive; Senior Vice-President,
Richmond, British Columbia                                    Commercial of Teck Corporation, a mining company.
Director

ALAN G. THOMPSON                     December 1, 1989         Businessman; President and Chief Executive
West Vancouver,                                               Officer of A.G.T. Financial Corporation, an
British Columbia                                              investment company.
Director

PETER WALTON                         May 24, 1989             Self-employed business consultant.
West Vancouver,
British Columbia
Director

None of the above directors has entered into any arrangement or understanding with any other person pursuant to which he was or is to be elected as a director of Vista Gold or a nominee of any other person, except as disclosed herein.

EXECUTIVE OFFICERS

The executive officers of Vista Gold are appointed by and hold office at the pleasure of the Board of Directors of Vista Gold. The present executive officers of Vista Gold, together with their length of service and business experience, are described below:

                                                     BUSINESS EXPERIENCE
NAME                         HELD OFFICE SINCE       DURING PAST FIVE YEARS
----                         -----------------       ----------------------
MICHAEL B. RICHINGS          June 1, 1995            Mining engineer; President  of Atlas Corporation, a mining
President and Chief                                  company, since January 1995; Group Executive and President
Executive Officer and                                of Lac Minerals Ltd. South America, a mining company, from
Director                                             1993 to 1995; Vice President of Operations of Atlas
                                                     Corporation from 1990 to 1992.

AMJAD J. ALI                 May 12, 1993            Vice President, Finance of Vista Gold since 1993; prior
Vice President Finance and                           thereto, Vice President, Finance of Quintette Coal
Chief Financial Officer                              Limited, a mining company.

RONALD J. MCGREGOR           July 1, 1996            Vice President Development and Operations; prior thereto
Vice President Development                           Vice President Project Development, Cambior USA Inc., a
and Operations                                       mining company.

WILLIAM F. SIRETT            January 1, 1996         Lawyer; Partner, Ladner Downs, a law firm.
Secretary

None of the above executive officers has entered into any arrangement or understanding with any other person pursuant to which he was or is to be elected as an executive officer of Vista Gold or a nominee of any other person.

ITEM 11.         COMPENSATION OF DIRECTORS AND OFFICERS

During the financial year ended December 31, 1996, the aggregate cash compensation paid by the Company to all directors and officers of Vista Gold as a group was $822,469. This sum includes compensation paid to executive officers pursuant to the cash incentive plan and retirement savings plan described below.

Information specified in this Item for individually named directors and officers is incorporated by reference from pages 4, 5 and 7 to 14 of the Management Information and Proxy Circular prepared in connection with Vista Gold's Annual General Meeting held on April 30, 1997, filed with the Securities and Exchange Commission under cover of Form 6-K on March 31, 1997.

Pursuant to the terms of the Company's incentive policy adopted by the Company in 1989 or certain employment contracts, executive officers and senior employees of the Company are eligible to receive incentive payments. Incentive payments awarded to executive officers under this plan in 1996 included in the aggregate cash compensation figure provided above were for the period from January 1, 1996 to December 31, 1996. These incentive payments are awarded at the discretion of the Board of Directors based on recommendations from the Compensation Committee. There is no established formula utilized in determining these incentive payments. The award of incentive payments is motivated by the Company's desire to reward past services rendered to the Company and to provide an incentive for continued service to the Company. Incentive payments to be made during 1997 may include amounts related to performance during a portion of 1996 but have not yet been determined.

During the fiscal year ended December 31, 1996, the Company set aside or accrued a total of $13,644 to provide pension, retirement or similar benefits for directors or officers of Vista Gold pursuant to plans provided or contributed to by the Company. As a part of the aggregate cash compensation disclosed above, the Company sponsors a quantified tax-deferred savings plan in accordance with the provisions of section 401(k) of the U.S. Internal Revenue Service Code which is available to permanent U.S.-based employees. Under the terms of this plan, the Company makes contributions of up to four percent of eligible employees salaries. In addition, the Company contributes between two percent and four percent of salaries of permanent Canadian-based employees, including executive officers, depending on length of service and to a maximum of Cdn.$3,500 per year, to the individual's registered retirement savings plan. There are no other such plans to which the Company made any contribution in relation to its directors or officers in 1996.

ITEM 12.         OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR
                 SUBSIDIARIES.

As of May 14, 1997, the following options to purchase Common Shares were outstanding:

              NUMBER OF
            COMMON SHARES                    EXERCISE                              EXPIRY
             UNDER OPTION                     PRICE                                DATE(1)
           ----------------                 ---------                              ----
              700,000                          1.20                              08/31/1997
              100,000                          1.20                              09/13/1999
               20,000                          1.45                              09/30/2001
              655,000                          1.55                              02/04/2007
              450,000                          1.83                              10/31/2006
              220,000                          2.09                              07/30/2006
              300,000                          2.25                              12/12/2005
              135,000                          2.28                              01/23/2005
               15,000                          2.51                              05/06/2006
              200,000                          2.70                              05/08/2005
              100,000                          2.75                              06/01/2006
               20,000                          2.85                              10/05/2003
               10,000                          2.78                              04/27/2004
              105,000                          2.78                              09/28/2005
               50,000                          3.05                              03/08/2006

--------------------------
(1) Options will expire on the earlier of the expiry date and the date: (i) the option holder is dismissed as an officer or employee of the Company with cause; (ii) 30 days from the date the option holder ceases to be a director, officer or employee of the Company, or ceases to provide consulting or other services to the Company for any reason other than as a result of having been dismissed for cause; or (iii) 90 days from the date the option holder's death.

As of May 14, 1997, directors and officers of Vista Gold as a group held options to purchase 1,740,000 Common Shares.

Information specified in this Item for individually named directors and officers is incorporated by reference from pages 8 to 10 of the Management Information and Proxy Circular prepared in connection with Vista Gold's Annual General Meeting held on April 30, 1997, filed with the Securities and Exchange Commission under cover of Form 6-K on March 31, 1997.

ITEM 13.         INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

During the last three years, there have been no material transactions, nor any proposed transactions, to which the Company was or is to be a party in which any director or officer of Vista Gold, any relative or spouse of a director or officer, any relative of such spouse who has the same home as the spouse, or any director or officer of any parent or subsidiary of Vista Gold had or is to have a direct or indirect material interest.

No director or officer of Vista Gold or any associate of any such officer or director has been indebted to the Company at any time during the last three years.

                                    PART II

ITEM 14.         DESCRIPTION OF SECURITIES REGISTERED.

Not applicable.

                                    PART III

ITEM 15.         DEFAULTS UPON SENIOR SECURITIES.

Since January 1, 1996, there has been no material default in the payment of principal, interest, any sinking or purchase fund instalment, or any other material default not cured within 30 days, with respect to any indebtedness of Vista Gold or any of its consolidated subsidiaries.

ITEM 16.         CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
                 SECURITIES.

Since January 1, 1996, the constituent instruments defining the rights of holders of Common Shares, the only class of registered securities of Vista Gold, have not been materially modified, nor have such rights been materially limited or qualified by the issuance of any other class of securities or by the Amalgamation. During such period, there were no working capital restrictions, no limitations upon payment of dividends and no class of registered securities secured by assets of the Company.

                                    PART IV

ITEM 17.         FINANCIAL STATEMENTS.

The financial statements required by Item 17, included in the Company's Annual Report to shareholders for the year ended December 31, 1996, are incorporated herein by reference and are listed in Item 19.

ITEM 18.         FINANCIAL STATEMENTS.

The registrant has elected to provide financial statements and related information specified in Item 17 in lieu of Item 18.

ITEM 19.         FINANCIAL STATEMENTS AND EXHIBITS

A.       CONSOLIDATED FINANCIAL STATEMENTS OF VISTA GOLD CORP.

         The following consolidated financial statements of the Company and its subsidiaries, included in the Company's Annual Report to shareholders for the year ended December 31, 1996 as filed with the Securities and Exchange Commission under cover of Form 6-K on March 31, 1997 are incorporated by reference in Item 17:

                 Independent Auditor's Report dated March 12, 1997.

                 Consolidated Balance Sheets - at December 31, 1996 and 1995.

                 Consolidated Statements of Earnings (Loss) - Years ended December 31, 1996, 1995 and 1994.

                 Consolidated Statements of Retained Earnings (Deficit) - Years ended December 31, 1996, 1995 and 1994.

                 Consolidated Statements of Changes in Cash Resources - Years ended December 31, 1996, 1995 and 1994.

                 Notes to Consolidated Financial Statements.

B.       FINANCIAL STATEMENT SCHEDULES

         All schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

C.       EXHIBITS


         1. Amendments or modifications, not previously filed, to all exhibits previously filed:

                 1.01 Supplemental Warrant Indenture made as of November 1, 1996 between Vista Gold and Montreal Trust with respect to the Warrant Indenture dated April 25, 1996 between Granges and Montreal Trust.

                 1.02 Supplemental Warrant Indenture made as of November 1, 1996 between Vista Gold and Montreal Trust with respect to the Warrant Indenture dated June 7, 1996 between Granges and Montreal Trust.

                 1.03 Termination Agreement dated January 10, 1997 between Granges (U.S.) Inc. and Atlas.

         2. Contracts and other documents executed or in effect during the 1996 fiscal year and not previously filed:

                 2.01 Exploration and Purchase Option Agreement effective June 7, 1996 between Granges and L.B. Mining.

                 2.02 Special Warrant Indenture dated June 7, 1996 between Granges and Montreal Trust.

                 2.03 Warrant Indenture dated June 7, 1996 between Granges and Montreal Trust.

                 2.04     Granges Short Form Prospectus dated July 2, 1996.

                 2.05 Establishment of Operating Credit Facility dated November 22, 1996 from The Bank of Nova Scotia to Vista Gold and accepted by Vista Gold on November 26, 1996.

                 2.06 Credit Agreement dated as of February 20, 1997 between The Bank of Nova Scotia and Hycroft Inc.

                 2.07 Guaranty dated as of February 20, 1997 by Vista Gold in favour of The Bank of Nova Scotia.

         3.      Lists or diagrams requested by the Commission:  None.

         4. Documents incorporated by reference herein (to the extent specifically referenced):

                 3.01 Vista Gold 1996 Annual Report to Shareholders, filed with the Securities and Exchange Commission under cover of Form 6-K on March 31, 1997.

                 3.02 Vista Gold Management Information and Proxy Circular for the Annual General Meeting held on April 30, 1997, filed with the Securities and Exchange Commission under cover of Form 6-K on March 31, 1997.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        VISTA GOLD CORP.


Date:   May 19, 1997                    /s/ Michael B. Richings
                                        -----------------------
                                        Michael B. Richings
                                        President and Chief Executive Officer

                                EXHIBIT INDEX



       EXHIBIT
       NUMBER    DESCRIPTION
       -------   -----------

1. Amendments or modifications, not previously filed, to all exhibits previously filed:

        1.01     Supplemental Warrant Indenture made as of November 1,
                 1996 between Vista Gold and Montreal Trust with respect to the Warrant Indenture dated April 25, 1996 between Granges and Montreal Trust.

        1.02     Supplemental Warrant Indenture made as of November 1,
                 1996 between Vista Gold and Montreal Trust with respect to the Warrant Indenture dated June 7, 1996 between Granges and Montreal Trust.

        1.03     Termination Agreement dated January 10, 1997 between
                 Granges (U.S.) Inc. and Atlas.

2. Contracts and other documents executed or in effect during the 1996 fiscal year and not previously filed:

        2.01     Exploration and Purchase Option Agreement effective
                 June 7, 1996 between Granges and L.B.  Mining.

        2.02     Special Warrant Indenture dated June 7, 1996 between
                 Granges and Montreal Trust.

        2.03 Warrant Indenture dated June 7, 1996 between Granges and Montreal Trust.

        2.04     Granges Short Form Prospectus dated July 2, 1996.

        2.05     Establishment of Operating Credit Facility dated
                 November 22, 1996 from The Bank of Nova Scotia to
                 Vista Gold and accepted by Vista Gold on November 26,
                 1996.

        2.06 Credit Agreement dated as of February 20, 1997 between The Bank of Nova Scotia and Hycroft Inc.

        2.07 Guaranty dated as of February 20, 1997 by Vista Gold in favour of The Bank of Nova Scotia.

3.      Lists or diagrams requested by the Commission:  None.

4. Documents incorporated by reference herein (to the extent specifically referenced):

        3.01 Vista Gold 1996 Annual Report to Shareholders, filed with the Securities and Exchange Commission under cover of Form 6-K on March 31, 1997.

        3.02 Vista Gold Management Information and Proxy Circular for the Annual General Meeting held on April 30,
                 1997, filed with the Securities and Exchange
                 Commission under cover of Form 6-K on March 31, 1997.


                                                                    EXHIBIT 1.01




                         SUPPLEMENTAL WARRANT INDENTURE


      This Supplemental Warrant Indenture is made as of November 1, 1996,

BETWEEN:

                 VISTA GOLD CORP., a company amalgamated under the laws of the Province of British Columbia, having its head office at Suite 3000, 370 Seventeenth Street, Denver, Colorado, U.S.A. 80202

                 (the "Company")

AND:

                 MONTREAL TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada, having an office at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9

                 (the "Trustee").

                 WHEREAS:

         A. Granges Inc. ("Granges") and the Trustee entered into a Warrant Indenture (the "Indenture") dated as of April 25, 1996 providing for the creation and issue of 4,849,900 common share purchase warrants (the "Warrants");

         B. Pursuant to the terms of the Amalgamation Agreement dated September 16, 1996 between Granges and Da Capo Resources Ltd. ("Da Capo"), Granges and Da Capo amalgamated as one company on November 1, 1996 under the name "Vista Gold Corp.";

         C. Section 5.5 of the Indenture requires the corporation formed by the amalgamation to execute and deliver to the Trustee a supplemental indenture providing that the holder of each Warrant then outstanding shall have the right thereafter to exercise Warrants only into the kind and amount of shares and other securities and property receivable upon such amalgamation by a holder of the number of shares which were purchasable upon the exercise of the Warrants had the Warrants been exercised immediately prior to the amalgamation;

                 NOW THEREFORE THIS SUPPLEMENTAL INDENTURE WITNESSES that, in consideration of mutual premises and covenants of the parties, the parties covenant and agree as follows:

         1. Each Warrant outstanding upon the amalgamation shall entitle the holder thereof to acquire on the exercise thereof one common share in the capital of the Company as adjusted from time to time in accordance with the Indenture.

         2. All other terms and conditions of the Indenture which are not specifically amended shall remain in full force and effect.

         3. This Supplemental Warrant Indenture may be executed in any number of original or facsimile counterparts, each of which will be deemed to be an original but all of which together will constitute one and the same document.

                 IN WITNESS WHEREOF this Supplemental Warrant Indenture is executed as of the date first above written.

                                       VISTA GOLD CORP.

                                       By:
                                          -------------------------------------

                                       By:
                                          -------------------------------------


                                       MONTREAL TRUST COMPANY OF CANADA

                                       By:
                                          -------------------------------------

                                       By:
                                          -------------------------------------

                                                                    EXHIBIT 1.02




                         SUPPLEMENTAL WARRANT INDENTURE


      This Supplemental Warrant Indenture is made as of November 1, 1996,

BETWEEN:

                 VISTA GOLD CORP., a company amalgamated under the laws of the Province of British Columbia, having its head office at Suite 3000, 370 Seventeenth Street, Denver, Colorado, U.S.A. 80202

                 (the "Company")

AND:

                 MONTREAL TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada, having an office at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9

                 (the "Trustee").

                 WHEREAS:

         A. Granges Inc. ("Granges") and the Trustee entered into a Warrant Indenture (the "Indenture") dated as of June 7, 1996, providing for the creation and issue of 2,047,938 Class "A" common share purchase warrants and 2,529,161 Class "B" common share purchase warrants (the "Warrants");

         B. Pursuant to an Amalgamation Agreement dated September 16, 1996 between Granges and Da Capo Resources Ltd. ("Da Capo"), Granges and Da Capo amalgamated as one company on November 1, 1996 under the name "Vista Gold Corp.";

         C. Article 9.1 of the Indenture permits the Company and the Trustee to execute and deliver supplemental indentures or instruments for any purpose not inconsistent with the terms of the Indenture, including the correction or rectification of any ambiguities, defective provisions, errors or omissions therein, provided that, in the opinion of the Trustee, the rights of the Trustee or of the Warrantholder (as defined in the Indenture) are in no way prejudiced thereby;

         D. The Trustee is of the opinion that the amendments to the Indenture described herein do not prejudice the rights of the Trustee or of the Warrantholder;

                 NOW THEREFORE THIS SUPPLEMENTAL INDENTURE WITNESSES that, in consideration of mutual premises and covenants of the parties, the parties hereby covenant and agree as follows:

         1. Section 2.1 of the Indenture is hereby amended by deleting the number "1.2349792" in the fourth line thereof and replacing it with the number "2,529,161".

         2.      Subsection 5.2(4) of the Indenture is hereby amended by:

                 (a) deleting the phrase "Special Warrant" wherever it occurs in that subsection and replacing it with the word "Warrant"; and

                 (b) deleting the phrase "Shares and Warrants" wherever it occurs in that subsection and replacing it with the word "Shares".

         3. All other terms and conditions of the Indenture which are not hereby specifically amended shall remain in full force and effect.

         4. This Supplemental Warrant Indenture may be executed in any number of original or facsimile counterparts, each of which will be deemed to be an original but all of which together will constitute one and the same document.

                 IN WITNESS WHEREOF this Supplemental Warrant Indenture is executed as of the date first above written.

                                        VISTA GOLD CORP.

                                        By:
                                           -------------------------------

                                        By:
                                           -------------------------------


                                        MONTREAL TRUST COMPANY OF CANADA

                                        By:
                                           -------------------------------

                                        By:
                                           -------------------------------

                                                                    EXHIBIT 1.03




January 6, 1997


PERSONAL DELIVERY

Mr. Gregg B. Shafter
Vice President
Atlas Corporation
370 Seventeenth Street, Suite 3050
Denver, Colorado  80202

Re:      Withdrawal from Mining Venture Agreement
         Gold Bar Property, Eureka County, Nevada

Dear Gregg:

         Subject to the terms and conditions set forth herein, this letter is written notice of Granges (U.S.), Inc.'s ("Granges") election to withdraw (the "Election") from that certain Mining Venture Agreement between Granges and Atlas Corporation, Atlas Precious Metals Inc. and Atlas Gold Mining Inc. (collectively, AAtlas@) dated as of September 29, 1995 (the "Agreement"). This Election by Granges is made in accordance with Section 12.1.B. of the Agreement, which sets forth that Granges' "sole liabilities and responsibilities ... resulting from or surviving such termination, shall be those set forth in Sections 5.1(C)(2) and (C)(6), Section 5.2 and Section 5.8." For your information and without having effect to interpretation of the Agreement, the preceding recitals pertain to the following issues:*

Section 5.1(C)(2):        Granges is required to reclaim areas of the
                          Properties disturbed by Granges' activities, to the extent disturbed by its activities, and shall indemnify Atlas through completion of reclamation work in accordance with applicable Environmental Laws for disturbance to the Properties caused by Granges'
                          Operations under the Agreement.

Section 5.1(C)(6):        After termination of the Agreement, Granges shall
                          have the right of reasonable access to the Properties in order to complete reclamation of the Properties disturbed by Granges' Operations.





----------------------------------

     *Unless defined otherwise in this letter, all capitalized terms shall have the meanings and definitions provided for them in the Agreement.

Mr. Gregg B. Shafter
January 6, 1997
Page 2


Section 5.2: Granges shall remain responsible for obligations or liabilities to third parties resulting from its Operations prior to the date of delivery of this letter. Further, Granges shall reconvey to Atlas its interest in the Assets by a quitclaim deed, free of all liens, claims or other encumbrances arising by, through or under Granges. Upon delivery of the quitclaim deed, Granges is relieved of liability or obligation to complete its Initial Contribution.

Section 5.8: This Section is not applicable since Granges has made this Election prior to July 31 of 1997.

         In consideration of Granges' withdrawal from the Agreement, Atlas hereby agrees to pay to Granges the sum of $450,000, to be paid as follows:
$100,000 due not later than five (5) business days after Atlas receives approval by its Board of Directors for execution of this letter (however in no event beyond January 10, 1997) with $350,000 to be paid on May 16, 1997. Simple interest in the amount of eight percent (8%) will be paid on May 16, 1997, calculated on $350,000 for 150 days. In the event Atlas sells or otherwise disposes of the Properties prior to May 16, 1997, the $350,000 plus accrued interest shall be paid to Granges within five (5) days of such a sale of disposition, with interest prorated to the date of such payment.

         Granges hereby represents to Atlas that Granges' Operations have been conducted in compliance with the Agreement. Upon Granges' completion of its reclamation obligations under the Agreement as set forth above, as additional consideration for the withdrawal of Granges, Atlas hereby agrees to indemnify and save harmless Granges and its Affiliates from and against all claims, demands, actions, damages, costs, losses, expenses (including but not limited to reasonable attorneys' fees) and liabilities which may arise with respect to any of the Assets or Operations under the Agreement, including but not limited to those arising under any Environmental Laws in connection with Granges' Operations under the Agreement, or pertaining to the facilities for processing of ores at the Atlas Mill Complex, to include the tailings pond associated therewith; provided, however, that Granges shall indemnify and hold Atlas harmless from and against any claims, demands, actions, damages, costs, losses, expenses (including but not limited to reasonable attorneys' fees) and liabilities that Atlas may incur to third parties as a result of any condition or event that constitutes a breach by Granges of its representation in the first sentence of this paragraph, or as a

Mr. Gregg B. Shafter
January 6, 1997
Page 3



result of Granges' failure to complete its reclamation obligations under the Agreement. Atlas' right to bring any action against Granges based upon this indemnification shall terminate on midnight, Mountain Standard Time, December 31, 1998.

         The parties understand and agree that, after this notice, Granges' sole obligations with respect to the Assets shall be: (i) the indemnification of Atlas, as set forth in the paragraph above; and (ii) filing and recording of the Deed, as set forth in the paragraph below.

         Upon receipt from you of a fully-executed original of this letter and the $100,000 payment described above, Granges will immediately proceed to file with the Nevada State Office of the Bureau of Land Management and to record in Eureka County, Nevada, with BLM filing fee and county recordation fee to be paid by Granges, an executed and notarized Deed in the form attached hereto and incorporated herein by reference, with a proper Exhibit A attached thereto.

         Thank you for your cooperation.

                                          Sincerely,

                                          GRANGES (U.S.), INC.



                                          By: /s/ MICHAEL B. RICHINGS
                                              -------------------------
                                              Michael B. Richings
                                              President



Agreed to and accepted on this 10th day of January, 1997 by:


/s/ GREGG B. SHAFTER
-------------------------
Gregg B. Shafter
Vice President
Atlas Corporation

                                   EXHIBIT A

                                      DEED


         THIS DEED ("Deed"), dated as of January 8, 1997, is between:

         "GRANTOR":

                 GRANGES (U.S.), INC.
                 a Nevada corporation
                 350 South Rock Blvd., #E
                 Reno, NV  89502

                                      and

         "GRANTEE":

                 ATLAS CORPORATION
                 a Delaware corporation
                 370 Seventeenth Street, Suite 3050
                 Denver, CO  80202

         FOR TEN DOLLARS ($10.00) and other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged by Grantee, Grantor conveys and quitclaims to Grantee the "Properties" situated in Eureka County, Nevada, that are more particularly described in Exhibit A, appended hereto and by this reference incorporated herein, together with: (i) all of Grantor's right, title and interest in and to all mineral deposits, mineral rights, extralateral rights and subsurface rights therein, thereunder and appurtenant thereto; and (ii) with respect to the Properties described in Parts 2-4 of Exhibit A, all of Grantor's right, title and interest in and to all buildings, facilities, improvements, surface rights, water, water rights, mineral stockpiles, mineral dumps, roads, easements, rights of ingress and egress and all other appurtenances and hereditaments thereon, therein, thereunder or appurtenant thereto.

         Grantor warrants that there are no persons or entities lawfully claiming any interest in the Properties by, through, or under Grantor, subject to the paramount title of the United States of America.

         This Deed is executed and delivered pursuant to and in accordance with that certain Mining Venture Agreement dated as of September 29, 1995 ("Venture Agreement") by and between Grantor and Grantee, a Memorandum of which is recorded in Book 291 at Page 235 of the Official Records of Eureka County, Nevada, as amended by that certain letter agreement, dated December 27, 1996, in order to evidence the termination of, and pursuant to and in accordance with, that Venture Agreement.

         IN WITNESS WHEREOF, Grantor has executed this Deed effective as of the date first above written.

                                "GRANTOR"

                                        GRANGES (U.S.), INC.



                                        By: /s/ MICHAEL B. RICHINGS
                                            ----------------------------
                                            Michael B. Richings
                                            President

STATE OF COLORADO         )
                          ) ss.
COUNTY OF DENVER          )

         Before me personally appeared Michael B. Richings on this ____ day of January, 1997, and first being duly sworn, executed the above DEED, as President of GRANGES (U.S.), INC., a Nevada corporation, and acknowledged to me that he executed the same in that capacity.

         Witness my hand and official seal.

                                           /s/ LORI K. CROSBY
                                           -----------------------------------
                 (Seal)                    NOTARY PUBLIC
                                           My commission expires: 3-3-98
                                                                  ------------

                                                                    EXHIBIT 2.01


                   EXPLORATION AND PURCHASE OPTION AGREEMENT

                                    BETWEEN

                                L.B. MINING CO.,
                         an Idaho general partnership,

                                      AND

                                 GRANGES INC.,
                         a British Columbia corporation





                             Effective June 7, 1996

                               TABLE OF CONTENTS

RECITALS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . - 1 -
ARTICLE I THE OPTION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . - 2 -
         1.1     Grant of Option  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . - 2 -
                 A.    Grant and Consideration  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . - 2 -
                 B.    Negotiation of Joint Venture   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . - 7 -
                 C.    Option Period  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . - 8 -
         1.2     Exercise of Option . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . - 9 -
         1.3     Failure to Exercise Option; Data to be
                 Provided to L.B. Mining  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . - 9 -
ARTICLE II GRANGES' RIGHTS AND OBLIGATIONS DURING THE
         OPTION PERIOD  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 10 -
         2.1     Granges' Right of Exploration  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 10 -
         2.2     Work Commitment During Option Period;
                 Break-off Fee; L.B. Mining's Access to Data  . . . . . . . . . . . . . . . . . . . . . . . . . .  - 11 -
         2.3     Maintenance of Venezuelan Subsidiaries and
                 Clear Title to Properties  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 13 -
         2.4     Area of Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 14 -
         2.5     Contracts  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 15 -
         2.6     Reclamation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 15 -
         2.7     Indemnity  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 16 -
         2.8     Purchase of Equipment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 17 -
ARTICLE III REPRESENTATIONS, WARRANTIES AND COVENANTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 18 -
         3.1     L.B. Mining's Representations, Warranties
                 and Covenants  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 18 -
                 A.    Vein and Occupancy Rights  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 18 -
                 B.    Control of Actions of Subsidiaries   . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 18 -
                 C.    Quiroga Agreement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 18 -
                 D.    Organization and Good Standing   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 19 -
                 E.    Authority; No Conflict   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 19 -
                 F.    Capitalization   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 22 -
                 G.    Books and Records  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 22 -
                 H.    Title to Properties; Encumbrances  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 24 -
                 I.    No Other Assets or Liabilities   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 26 -
                 J.    Compliance with Legal Requirements;
                       Governmental Authorizations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 27 -
                 K.    Employees  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 28 -
                 L.    Disclosure   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 28 -
                 M.    Brokers or Finders   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 29 -
                 N.    L.B. Mining's Assistance to Granges  . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 29 -
                 O.    Certain Proceedings; Fees  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 30 -
                 P.    Removal of Special Advantages  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 31 -
                 Q.    Seccion Numero 9 De El Triunfo   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 31 -
                 R.    Pre-Closing Actions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 32 -
                 S.    Assignment of Warranties   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 33 -
                 T.    Further Representations and Warranties   . . . . . . . . . . . . . . . . . . . . . . . . .  - 33 -
         3.2     Granges' Representations, Warranties
                 and Covenants  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 37 -
                 A.Organization and Good Standing- 37 -
                 B.    Authority; No Conflict   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 37 -
                 C.    Investment Intent  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 38 -


                 D.    Certain Proceedings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 38 -
                 E.    Brokers or Finders   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 38 -
                 F.    Ownership of Venezuelan Subsidiaries   . . . . . . . . . . . . . . . . . . . . . . . . . .  - 39 -
                 G.    Issuer Status  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 39 -
                 H.    Material Changes   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 39 -
                 I.    Authority to Issue Special Warrants  . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 39 -
                 J.    Issuance of Special Warrants   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 40 -
                 K.    Securities Trading   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 40 -
         3.3     Mutual Covenants by Granges and L.B. Mining  . . . . . . . . . . . . . . . . . . . . . . . . . .  - 40 -
         3.4     Survival; Effect of Breach . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 41 -
ARTICLE IV GENERAL PROVISIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 43 -
         4.1     Expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 43 -
         4.2     Press Releases and Public Announcements  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 43 -
         4.3     Confidentiality  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 43 -
         4.4     Notices  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 45 -
         4.5     Jurisdiction; Service of Process . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 45 -
         4.6     Further Assurances . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 46 -
         4.7     Waiver . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 46 -
         4.8     Entire Agreement and Modification  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 47 -
         4.9     Assignments, Successors, and No
                 Third-party Rights . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 47 -
         4.10    Severability . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 48 -
         4.11    Section Headings, Construction . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 48 -
         4.12    Dollars and $  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 48 -
         4.13    Force Majeure  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 48 -
         4.14    Governing Law  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 49 -
         4.15    Counterparts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 49 -
         4.16    Rule Against Perpetuities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 49 -
         4.17    Date of Laws . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  - 49 -



                                    EXHIBITS

                 A - L.B. Mining's Venezuelan Subsidiaries
                 B - Properties
                 C - Special Warrant Indenture
                 D - Stock Purchase Agreement
                 E - Essential Terms of Consulting Agreements
                 F - Necessary Costs and Expenses
                          of Venezuelan Subsidiaries
                 G - Confidentiality Agreement
                 H - Quiroga Agreement

                   EXPLORATION AND PURCHASE OPTION AGREEMENT

         THIS EXPLORATION AND PURCHASE OPTION AGREEMENT ("Agreement") is made and entered into effective as of June 7, 1996, regardless of the dates upon which it actually is executed by the parties hereto, by and between L.B. MINING CO., an Idaho general partnership ("L.B. Mining") , and GRANGES INC., a British Columbia corporation ("Granges").

                                    RECITALS

         A. L.B. Mining owns all of the stock of certain Venezuelan corporations described in Exhibit A hereto (collectively, "Venezuelan Subsidiaries").

         B. The Venezuelan Subsidiaries own certain mining concessions in the Bolivar State, Venezuela, collectively described herein as the "Guariche Project". The mining concessions owned by each of the Venezuelan Subsidiaries are described on Exhibit B hereto (collectively, "Properties"). As used in this Agreement, the term "mining concessions" means all of the right, title and interest of the concessionaire, as set forth in the official Mining Title thereto, or, as to concessions for which no official Mining Title has yet been issued, all of the right, title and interest of the applicant for such concessions.

         C. L.B. Mining is desirous of granting to Granges, and Granges is desirous of obtaining from L.B. Mining, the exclusive right to explore the Properties and the exclusive option to purchase the Venezuelan Subsidiaries, subject to the reconveyance to L.B. Mining of certain rights and further subject to all of the terms and conditions of this Agreement.

         NOW THEREFORE, in consideration of the payments described herein and the following mutual covenants and agreements, L.B. Mining and Granges hereby agree as follows:

                                  ARTICLE I

                                  THE OPTION

1.1      Grant of Option.

         A. Grant and Consideration: Subject to the other terms and conditions of this Agreement, L.B. Mining does hereby grant to Granges the exclusive right and option to purchase from L.B. Mining (the "Option") all of the issued and outstanding stock in the Venezuelan Subsidiaries (the "Stock") , all of which is owned by L.B. Mining. The consideration for the Option is the following:

                 (i) Granges shall pay L.B. Mining the sum of Two Hundred Seventy-Five Thousand Dollars ($275,000) ("Option Payment") , payable as follows:

                     (a) One Hundred Twenty-Five Thousand Dollars ($125,000)
                         ("Initial Payment"), which shall be paid within two
                         (2) business days after L.B. Mining has provided Granges with documentation reasonably satisfactory to Granges that L.B. Mining or one or both of its Venezuelan Subsidiaries has obtained from the appropriate governmental agencies validly issued and fully and immediately effective exploitation concessions granting and covering rights to mine all gold mineralization within all vein and lode structures within all of the ground encompassed within the Seccion Numero Uno De El Triunfo and Seccion Numero Dos De El Triunfo alluvial concessions described on Exhibit B hereto (the Triunfo I-1, I-2, I- II, II-I and II-2 vein concessions, hereinafter collectively described as the "Vein Concessions") and validly issued and fully and immediately effective permits to occupy the Vein Concessions; and

                     (b) One Hundred Fifty Thousand Dollars ($150,000) ("Second
                         Payment") , which shall be paid within two (2) business days after L.B. Mining has provided Granges with documentation reasonably satisfactory to Granges that L.B. Mining or one or both of its Venezuelan Subsidiaries has: (i) obtained from the appropriate governmental agencies validly issued and fully and immediately effective permits to affect natural resources to conduct exploration drilling and related activities on the vein and lode structures contained within the Vein Concessions (provided that Granges shall consult with L.B. Mining promptly after the date of execution of this Agreement as to the nature of the exploration activities Granges desires to have undertaken during the Option Period, and L.B. Mining's obligation to obtain permits hereunder shall not be deemed to extend to activities significantly different than or in excess of those originally contemplated by Granges, as communicated to L.B. Mining during the Option Period) , and (ii) obtained final, conclusive, valid and binding action by the appropriate governmental agencies removing from the Vein Concessions the Special Advantage that provides that the concessionaire shall transfer to an entity designated by the Venezuelan Ministry of Energy and Mines up to twenty percent (20%) of the shares of the company that develops or produces minerals from the Vein Concessions; provided, however, that the Second Payment in no event shall be payable earlier than thirty (30) days after Granges has been provided with the documentation described in subsection 1.1.A(i)
                         (a).

                     (c) Granges shall receive as a credit against the Option
                         Payment and Second Payment the sum of Fifty Thousand Dollars ($50,000) , which sum represents the amount advanced to L.B. Mining by Granges and evidenced by the Promissory

                         Note dated June 7, 1996 (the "Note"). The Note shall be deemed canceled and paid in full upon execution of this Agreement, subject to the possible refund obligations of L.B. Mining set forth in Sections 1.1.A(i) (d) ,1.3, and 3.4 below.

                     (d) Granges and L.B. Mining hereby agree that: (x) if the
                         documentation described in subsection 1.1.A(i) (a) has not been provided to Granges by June 15, 1996, Granges may, at its sole and exclusive option, elect either to extend that date by thirty (30) days or to terminate this Agreement, in which latter event L.B. Mining shall refund to Granges the sum of Fifty Thousand Dollars ($50,000) advanced to L.B. Mining (evidenced by the Note) and Granges shall have no Option Payment obligations or any other obligations under this Agreement, including without limitation the break-off fee set forth in Section 2.2, other than those obligations set forth in the last three sentences of
                         Section 1.3 and those set forth in Sections 2.6 and 2.7; or (y) if the documentation described in subsection 1.1.A(i) (b) has not been provided to Granges by July 15, 1996, Granges may, at its sole and exclusive option, elect either to extend that date by thirty (30) days or to terminate this Agreement, in which latter event L.B.
                         Mining promptly shall refund to Granges both the Initial Payment and the sum of Fifty Thousand Dollars ($50,000) advanced to L.B. Mining (evidenced by the Note) , and Granges shall have no Second Payment obligation or any other obligations under this Agreement, including without limitation the break-off fee set forth in Section 2.2, other than those obligations set forth in the last three sentences of
                         Section 1.3 and those set forth in Sections 2.6 and
                         2.7. In the event that Granges elects to extend a date by thirty (30) days pursuant to clause (x) or (y) of the preceding sentence, and L.B. Mining fails to provide the required documentation to Granges within such thirty (30) day period, Granges shall, at the end of such thirty (30) day period, have the right to elect to extend the date for an additional thirty (30) day period or to terminate the Agreement in accordance with the provisions and with the consequences set forth in clause (x) or (y) ; Granges shall have the repeated right, at the end of each such thirty (30) day period, to elect to extend the date an additional thirty (30) days or to terminate the Agreement, provided that, subject to force majeure, in no event shall Granges so extend the date beyond December 15, 1996. The Option Payment shall not constitute a down payment toward or otherwise be applied against the purchase price to be paid under the Purchase Agreement, if Granges exercises its Option pursuant to Section 1.2 below.

                 (ii) Granges shall issue to L.B. Mining special warrants ("Special Warrants") to acquire stock of Granges, such Special Warrants to be substantially in the form described in the Special Warrant Indenture ("Indenture") attached as Exhibit C hereto.

         B. Negotiation of Joint Venture: Granges and L.B. Mining covenant in good faith to negotiate a joint venture agreement to allow L.B. Mining to conduct dredge mining operations for alluvial gold on the Santa Rosa river, and possibly on the Guarachito River, within the alluvial concessions constituting part of the Properties, provided that: (i) L.B. Mining shall have obtained all permits and governmental consents and approvals required to enter into and perform such joint venture and operations; (ii) such a joint venture arrangement is permitted and fully legal under all applicable laws and regulations; (iii) in Granges' discretion, reasonably exercised, such joint venture arrangements and dredge operations will not jeopardize or adversely affect Granges' or the Companies' interests in the Properties or operations with respect thereto; and (iv) L.B. Mining shall indemnify and hold harmless Granges from all losses, costs, expenses, liabilities, obligations, claims, actions and demands arising as a result of such joint venture arrangements or dredge operations; and (v) Granges shall have no obligation to contribute any funding to such joint venture or dredge operations. In the event that L.B. Mining has not commenced dredging operations pursuant to such a joint venture within two years after the effective date of this Agreement, or ceases or discontinues such operations thereafter, Granges shall have the right, but not the obligation, to conduct such dredging operations. L.B. Mining shall also have right, but not the obligation, to apply for governmental concessions covering minerals other than gold and not covered by the concessions constituting the Properties and situated within the land covered by the Properties ("Other Concessions") and Granges agrees, upon request by L.B. Mining, to waive its preferential right to such Other Concessions and not to oppose L.B. Mining's efforts to obtain same. Notwithstanding any provision hereof to the contrary, L.B. Mining shall not take any action with respect to the Other Concessions or with respect to the joint venture and alluvial dredging operations referenced in this Section 1.1.B., which might interfere in any manner with any of Granges' current or future operations under this Agreement, and if Granges exercises its Option, with any of the then current or future operations of Granges, the Venezuelan Subsidiaries, or any of their respective affiliates within the Area of Interest described in Section 2.4 below.

         C. Option Period: The term of the Option ("Option Period") shall commence on the effective date of this Agreement and shall terminate at Midnight, Mountain Daylight Time, of the one hundred fiftieth (150th) day after Granges has made the Second Payment described in subsection 1.1.A(i) (b) above; provided, however, that, subject to force majeure, in no event shall the Option Period terminate later than December 15, 1996.

1.2 Exercise of Option. The Option may be exercised by Granges at any time during the Option Period by providing written notice of that exercise to L.B. Mining pursuant to the procedures set forth in Section 4.4 below. Within ten
(10) days after the date of Granges' exercise notice, Granges and L.B. Mining shall execute a Stock Purchase Agreement in the form of Exhibit D hereto. The effective date of the Stock Purchase Agreement shall be the calendar day immediately after the date of Granges' exercise of the Option.

1.3 Failure to Exercise Option; Data to be Provided to L.B. Mining. If Granges does not exercise the Option during the Option Period, this Agreement shall terminate upon expiration of the Option Period, and the Option Payment made by Granges pursuant to Section 1.1.A above shall be retained in full by L.B. Mining, unless the refund provisions of subsection 1.1.A(i) (d) or Section
3.4 apply. Within thirty (30) calendar days after such termination, Granges shall provide L.B. Mining with copies of all data, study documents, records and reports (other than materials subject to the attorney-client or attorney work product privilege) regarding the Guariche Project. These materials shall be provided by Granges at its sole cost and expense and without any express or implied representations or warranties regarding the accuracy or correctness of the data or conclusions therein. Any use of or reliance upon those materials by L.B. Mining shall be at its sole risk and expense.

                                  ARTICLE II

           GRANGES' RIGHTS AND OBLIGATIONS DURING THE OPTION PERIOD

2.1 Granges' Right of Exploration. The parties acknowledge and agree that all activities on the Properties during the Option Period shall be directed and paid for by Granges but actually carried out through the Venezuelan Subsidiaries, subject to the representations and warranties set forth in
Section 3.1.B. Consistent with the foregoing, at all times during the Option Period, L.B. Mining shall grant to Granges and cause its Venezuelan Subsidiaries to grant to Granges, the sole and exclusive right to:

         A.      Enter upon the Properties;

         B. Carry out through instruction to the appropriate Venezuelan Subsidiaries, exploration, drilling, trenching, sampling, testing and any other studies on the Properties as Granges in its sole discretion may determine pursuant to this Agreement;

         C. Through the appropriate Venezuelan Subsidiaries and in accordance with the terms of applicable permits, bring and install on the Properties and remove from time-to-time such roads, machinery, equipment, tools, appliances and supplies as Granges may deem necessary;

         D. Utilize for operations pursuant to this Agreement any water to which the Venezuelan Subsidiaries have rights; and

         E. In accordance with the terms of applicable law and permits, remove from the Properties reasonable quantities of rocks, ores, minerals, metals and other materials and transport same for the purpose of sampling (including bulk sampling) , testing and assaying, provided that Granges shall not request that the Venezuelan Subsidiaries conduct commercial mining operations on its behalf during the term of this Agreement.

2.2 Work Commitment During Option Period; Break-off Fee; L.B. Mining's Access to Data: Granges agrees to expend during the Option Period at least Three Hundred Fifty Thousand Dollars ($350,000) ("Work Commitment") for drilling, trenching, exploration, testing, sampling, technical studies and other pre-feasibility work with respect to the Guariche Project. Such work shall include at least six thousand (6,000) meters of drilling on the Properties at locations and to depths selected solely by Granges. Granges shall be entitled to include and credit against this amount all out-of-pocket costs it incurs with respect to such work, including without limitation costs of travel, meals and lodging and a reasonable allocation of salaries and benefits for its employees engaged in such work, fees and costs of consultants, and costs and expenses incurred by Granges in maintaining the Venezuelan Subsidiaries and Properties pursuant to Section 2.3 below. Granges shall enter into Consulting Agreements, with Messrs. Henry J. Williams and Frank B. Barnes, containing the essential terms described in Exhibit E hereto, which shall remain in effect during the Option Period and such additional periods, if any, as may be selected by Granges. Costs and expenses paid by

Granges pursuant to these Consulting Agreements shall be credited against its Work Commitment. During the Option Period, L.B. Mining shall have full access on a daily basis to geological and exploration data, budget information, drilling reports, core samples (which shall be stored at the Properties, to the extent not removed for assaying, metallurgical, geotechnical or other related testing) , laboratory assays and any other information pertaining to operations, studies, permits, applications, titles, concessions, assets or liabilities of the Venezuelan Subsidiaries or on or for the benefit of the Properties. During the Option Period, representatives of Granges will meet weekly with representatives of L.B. Mining on site on the Properties or, with not less than ten (10) days prior written notice, at another convenient location mutually agreeable to both parties, to discuss matters relating to Granges' current and future operations, including but not limited to geological, exploration and budget information, drilling reports, laboratory assays and the pre-feasibility study. At such meetings, Granges shall provide to representatives of L.B.
Mining assay, drilling, trenching and sampling reports relating to the previous week's activities. The parties covenant to endeavor to cooperate and communicate regarding proposed changes to operations to allow the Venezuelan Subsidiaries sufficient time to obtain necessary approvals, modifications to existing permits or new permits; provided, however, that nothing in this sentence shall be construed as rendering one party liable to the other or as modifying, altering or amending any consequences or remedies set forth in any other provision of this Agreement, in the event of any delay in obtaining, or inability to obtain any permit or approval. All information supplied by Granges to L.B. Mining pursuant to this Section 2.2 shall be provided by Granges without any express or implied representations or warranties regarding the accuracy or correctness of the data or conclusions therein. Any use of or reliance upon those materials by L.B. Mining shall be at its sole risk and expense. Amounts spent by Granges in excess of Three Hundred-Fifty Thousand Dollars ($350,000) will be credited against subsequent work requirements under the Purchase Agreement if Granges exercises the Option. Subject to the provisions of Section 1.1(A) (i) (d) and 3.4 of this Agreement, if Granges terminates its activities pursuant to this Section 2.2 before completion of the Work Commitment, it shall pay L.B. Mining a break- off fee in the amount of Five Hundred Thousand Dollars ($500,000) within sixty (60) days after such termination. Subject to performance by the Venezuelan Subsidiaries of work consistent with the standards set forth in Section 3.1 B, Granges shall conduct its work under this Agreement in a good and workmanlike manner in accordance with generally accepted exploration practices. Subject to the obligation to conduct at least six thousand (6,000) meters of drilling, all exploration work and other work to be performed by Granges in satisfaction of its Work Commitment shall be of a type, method, extent and duration and at the locations determined by Granges, in its sole discretion.

2.3 Maintenance of Venezuelan Subsidiaries and Clear Title to Properties. Granges agrees to pay all costs and expenses that arise while this Agreement is in effect and that also are necessary to keep the Venezuelan Subsidiaries and the Properties in good standing while this Agreement is in effect, as such costs are outlined on the attached Exhibit F, but in no event shall Granges be obligated to expend more than the amounts set forth on Exhibit F. Granges also agrees that, while this Agreement is in effect, it shall: (i) keep the Properties free and clear of all liens, charges, security interests, encumbrances and adverse claims resulting from any actions by Granges or from any failures by Granges to take actions required under this Agreement (which failures are not caused or contributed to by L.B. Mining or the Venezuelan Subsidiaries) ; and (ii) take such actions within its control as it reasonably understands are required in order to keep the Properties in as good standing as the Properties were upon the effective date of this Agreement, provided that Granges shall not be obligated to incur any cost or expense not outlined in Exhibit F.

2.4 Area of Interest. In the event that Granges, L.B. Mining, any of the Venezuelan Subsidiaries or any other person or entity that is under common control of or with any of those entities acquires any right, title or interest in any property or other rights related to exploration, development or mining within a five-mile distance from the exterior boundaries of any of the Properties, then such rights shall, at L.B. Mining's election (in the event of an acquisition by Granges or its affiliates) or at Granges' election (in the event of an acquisition by L.B. Mining or its affiliates) , be subject to and governed by this Agreement; and the acquiring person or entities shall execute such instruments as are required to accomplish that objective.

2.5 Contracts. Granges and L.B. Mining agree to use good faith efforts to cooperate in causing the Venezuelan Subsidiaries to carry out the activities Granges desires to have undertaken on or for the benefit of the Properties during the Option Period. All contracts necessary for the implementation of activities Granges desires to undertake during the Option Period shall be entered into in the name of one of the Venezuelan Subsidiaries, and shall be subject to the approval of L.B. Mining, which approval shall not unreasonably be withheld. Prior to holding any discussions relative to the Properties, the Venezuelan Subsidiaries or the Guariche Project with any agent or representative of the Venezuelan government during the Option Period, Granges will advise L.B. Mining of its desire to hold such discussions and the subjects that Granges wishes to discuss. A representative of L.B. Mining will attend such discussions along with Granges and the discussions will be scheduled for a time and date reasonably convenient to both Granges and L.B. Mining.


2.6 Reclamation. During the Option Period and in accordance with the existing practices of the Venezuelan Subsidiaries and applicable laws, regulations and permits, Granges shall arrange for the reclamation of disturbances to the Properties caused by its operations. If it does not exercise the Option, Granges shall arrange and pay for the reclamation of disturbances to the Properties caused by Granges' operations during the Option Period in accordance with applicable permits as well as applicable governmental laws, rules and regulations and shall, within a reasonable time period after the completion of such reclamation, assist the appropriate Venezuelan Subsidiaries in obtaining written approval from the appropriate governmental agency that such completion is satisfactory. For a reasonable period of time (which in no event shall be less than 90 days) following the earlier of the end of the Option Period or an election by Granges not to exercise the Option, L.B. Mining shall cause the Venezuelan Subsidiaries to grant Granges or its designated agents reasonable access to the Properties as necessary for assistance in the performance of such required reclamation. Granges shall arrange for the completion of all such reclamation as expeditiously as reasonably practicable. In the event that L.B. Mining desires that Granges not reclaim any particular areas, roads, facilities or infrastructure, L.B. Mining shall so notify Granges in writing and thereafter Granges shall have no liability, obligation or responsibility whatsoever for such reclamation.

2.7 Indemnity. Granges agrees to indemnify, defend and hold L.B. Mining and the Venezuelan Subsidiaries harmless from and against any loss, liability, expense or damage (collectively "Losses") they may incur to third persons, corporations, or governmental entities for injury to or death of persons or damage to property which arise out of or result from any operations undertaken on the Properties at the express written direction of Granges during the Option Period, except to the extent such Losses arise out of the negligence or misconduct of L.B. Mining or of one of the Venezuelan Subsidiaries or out of the failure of the Venezuelan Subsidiaries to perform work in accordance with the standards set forth in Section 3.1.B.

2.8 Purchase of Equipment. In the event that Granges purchases the Stock of the Venezuelan Subsidiaries, Granges shall, as an integral part of such purchase and at the closing thereof, receive from L.B. Mining, the Venezuelan Subsidiaries and Arrendadora 5000, C.A. (a Venezuelan corporation wholly owned by L.B. Mining) title to certain on-site equipment, vehicles, parts and mining camp associated with the Guariche Project (the "Equipment"). At the closing of the Stock Purchase Agreement, and as part of the consideration for the conveyance of the Stock to Granges, Granges shall pay to L.B. Mining an amount equal to the then fair market value of the Equipment, as established either by the mutual agreement of L.B. Mining and Granges or by the appraisal of a professional appraiser mutually acceptable to both L.B. Mining and Granges, and L.B. Mining shall deliver to Granges bills of sale or other appropriate instruments (executed by L.B. Mining, the Venezuelan Subsidiaries and/or Arrendadora 5000, C.A., as appropriate) , in form and substance reasonably satisfactory to Granges, selling, conveying and transferring ownership of the Equipment, free and clear of all liens, encumbrances, claims and demands to Granges, or to the Venezuelan Subsidiary or other entity designated by Granges in writing. Such sale and transfer shall include, without limitation, all right, title and interest of Arrendadora 5000 in and to the Equipment. Promptly after execution of this Agreement, Granges and L.B. Mining shall enter into an agreement setting forth the foregoing understandings and agreements with respect to the sale and purchase of the Equipment and identifying the Equipment in detail.

                                 ARTICLE III

                  REPRESENTATIONS, WARRANTIES AND COVENANTS

3.1 L.B. Mining's Representations, Warranties and Covenants. L.B. Mining hereby represents, warrants and covenants to Granges that, as of the effective date of this Agreement and at all times during the Option Period, the following is and shall be true and correct in all respects:

         A. Vein and Occupancy Rights: L.B. Mining or one or more of its Venezuelan Subsidiaries has duly and properly applied for exploitation concessions (i.e., the Vein Concessions) granting and covering rights to mine all gold mineralization within all vein and lode structures within, and permits to occupy, all ground within the Seccion Numero Uno De El Triunfo and Seccion Numero Dos De El Triunfo concessions described on Exhibit A hereto.

         B. Control of Actions of Subsidiaries: L.B. Mining shall take all actions necessary to cause its Venezuelan Subsidiaries to fulfill the agreements, commitments, covenants, representations and warranties made by L.B. Mining under this Agreement, and L.B. Mining shall not permit its Venezuelan Subsidiaries to take any actions inconsistent with the provisions or objectives of this Agreement. In carrying out activities on the Properties during the Option Period on behalf of Granges, the Venezuelan Subsidiaries shall perform in a good and workmanlike manner, in accordance with generally accepted industry standards and in compliance with all applicable laws, regulations, decrees, permits and authorizations.

         C. Quiroga Agreement: A true, correct and complete copy of the agreement (the "Quiroga Agreement") pursuant to which L.B. Mining acquired the last of the outstanding Stock from Antonio Quiroga Vazquez is appended as Exhibit H to this Agreement, together with an accurate English language translation of same.

         D.      Organization and Good Standing:

                 (i) L.B. Mining is a partnership, and each of the Venezuelan Subsidiaries is a corporation, duly organized, validly existing, and in good standing under the laws of its jurisdiction of organization and incorporation, with full corporate or partnership power and authority to conduct its business as it is now being conducted, to own or use (in the case of the Venezuelan Subsidiaries) the concessions constituting the Properties and the Equipment, and to execute and enter into and to perform all its obligations under this Agreement and the Purchase Agreement. Each such partnership and corporation is duly qualified to do business as a foreign entity and corporation and is in good standing under the laws of each jurisdiction in which either the ownership or use it is making of the concessions constituting the Properties and the Equipment requires such qualification.

                 (ii) L.B. Mining has delivered or specifically identified and made available to Granges true and complete copies of the organizational documents of L.B. Mining and the Venezuelan Subsidiaries, as currently in effect.

         E.      Authority; No Conflict:

                 (i) This Agreement constitutes the legal, valid, and binding obligation of L.B. Mining, enforceable against L.B. Mining in accordance with its terms. Upon the execution and delivery by L.B. Mining of this Agreement and the Purchase Agreement (if Granges exercises the Option) , such Agreements will constitute legal, valid, and binding obligations of L.B. Mining, enforceable against L.B. Mining in accordance with their respective terms (except as such enforceability may be limited by bankruptcy, insolvency and other similar laws affecting creditors' rights generally or by general equitable principles). L.B. Mining has the absolute and unrestricted right, power, authority, and capacity to execute and deliver this Agreement and the Purchase Agreement (if Granges exercises the Option) and to perform its obligations under this Agreement and the Purchase Agreement.

                 (ii) Neither the execution and delivery of this Agreement nor the consummation or performance of any of the transactions contemplated hereby will, directly or indirectly (with or without notice or lapse of time) :

                       (a) contravene, conflict with, or result in a violation
                           of (A) any provision of the organizational documents of L.B. Mining or the Venezuelan Subsidiaries, or
                           (B) any resolution adopted by the partners, board of directors or the stockholders of L.B. Mining or the Venezuelan Subsidiaries;

                   (b) to the knowledge of L.B. Mining, contravene, conflict
                       with, or result in a violation of, or give any governmental body or other person the right to challenge any of the contemplated transactions or to exercise any remedy or obtain any relief under, any existing legal requirement, contract or undertaking to which L.B. Mining or either of the Venezuelan Subsidiaries, or any of the Properties, may be subject. Representations and warranties provided in this Agreement to the knowledge of L.B. Mining mean that neither Mr. Larry Barnes, Mr. Frank B. Barnes nor Mr. Jack Williams actually knows or knew of facts indicating that the matter represented might not be true and correct in all respects;

                   (c) to the knowledge of L.B. Mining, contravene, conflict
                       with, or result in a violation of any of the terms or requirements of, or give any governmental body the right to revoke, withdraw, suspend, cancel, terminate, or modify, any existing governmental authorization or any Properties held by either of the Venezuelan Subsidiaries;


                   (d) cause Granges or either of the Venezuelan Subsidiaries to become subject to, or to become liable for the payment of, any existing tax, assessment or fee as a direct consequence of purchasing the Stock or the Equipment;

                       (e) to the knowledge of L.B. Mining, cause any of the
                           assets owned by any Venezuelan Subsidiary to be reassessed or revalued by any taxing authority or other governmental body; or

                       (f) result in the imposition or creation of any lien or
                           encumbrance upon or with respect to any of the Properties.

                 (iii) Except as set forth on Schedule 3.1.E.(iii) , to L.B. Mining's knowledge, neither L.B. Mining nor either of the Venezuelan Subsidiaries is or will be required to give any notice to or obtain any consent from any person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the transactions contemplated by this Agreement or the Purchase Agreement.

         F. Capitalization: The authorized equity securities of Cominac and Aerominas (the Venezuelan Subsidiaries) consist of 640,000 and 4,000 shares of common stock, par value 1,000 Bolivars and 1,000 Bolivars per share, of which 640,000 and 4,000 shares are issued and outstanding, respectively, and collectively constitute all of the Stock. L.B. Mining is and will be on the Closing under the Purchase Agreement the record and beneficial owner and holder of all of the Stock, free and clear of all liens, encumbrances, claims and demands. All of the Stock has been duly authorized and validly issued and are fully paid and nonassessable. There are no contracts or obligations relating to the issuance, sale, or transfer of any of the Stock. To L.B. Mining's knowledge, none of the Stock was issued in violation of any securities laws or any other legal requirement.

         G. Books and Records: The existing books of account, minute books, financial statements (including financial statements as of June 30, 1994 prepared by Grant Thornton) , stock record books, tax returns and other records of L.B. Mining (to the extent that such records exist) and the Venezuelan Subsidiaries, shall have been made available to Granges within thirty (30) calendar days after the effective date of this Agreement, and shall be complete and correct and have been maintained in accordance with sound business practices, including the maintenance of an adequate system of internal controls. Within one hundred twenty (120) calendar days after the effective date of this Agreement, L.B. Mining shall cause to be prepared and provided to Granges, updated financial statements, covering the period from the most recent financial statements of June 30, 1994 through March 31, 1996, for each of the Venezuelan Subsidiaries, including without limitation updated balance sheets, statements of operating costs, accounts payable, assets and inventory lists and descriptions of liabilities and obligations, all of which shall be complete and correct and prepared in accordance with sound business practices. Such updated financial statements shall be prepared by a well established and reputable firm of Venezuelan certified public accountants in accordance with accounting standards and principles generally applied in Venezuela. Prior to the closing under the Purchase Agreement, the Venezuelan Subsidiaries shall not enter into any transaction outside the ordinary course of business and there shall be no change to any item set forth in the updated financial statements except for changes and transactions approved in writing and in advance by Granges. The minute books of the Venezuelan Subsidiaries contain accurate and complete records of all meetings held of, and corporate action taken by, the stockholders, the board of directors, and committees of the boards of directors of the Venezuelan Subsidiaries, and no meeting of any such stockholders, board of directors, or committee has been held for which minutes have not been prepared and are not contained in such minute books. The Venezuelan Subsidiaries have no liabilities or obligations other than: (i) as set forth in its governmental permits and concession titles, copies of which have been provided to Granges prior to execution of this Agreement; (ii) unaccrued obligations imposed by laws or regulations of general application; (iii) the Quiroga Debt, as described in Section 3.1 C; (iv) obligations for taxes and payroll not yet due and payable; (v) obligations for rental of equipment not yet due and payable to Arrendadora 5000; and (vi) such other miscellaneous liabilities and obligations as would not, individually or in the aggregate, cause a Material Adverse Effect (as defined in Section 3.1 J.(i) ). To the extent that they relate to the Venezuelan Subsidiaries and to time periods prior to January 22, 1993, the representations and warranties set forth in this
Section 3.1.G. are provided to the knowledge of L.B. Mining.

         H. Title to Properties; Encumbrances: Prior to the effective date of this Agreement, L.B. Mining has delivered or made available to Granges copies of all instruments by which the Venezuelan Subsidiaries acquired and hold the Properties, and copies of all title opinions, and other title information in the possession or under the control of L.B. Mining or the Venezuelan Subsidiaries relating to the Properties. The Venezuelan Subsidiaries (or the Estate of Eugenio Quiroga Gonzalez with respect to the Seccion Numero 9 De El Triunfo concession only) own the concessions constituting the Properties as described in Exhibit B hereto, free and clear of all liens, encumbrances, claims, demands or interests of any third parties arising by, through or under L.B. Mining or the Venezuelan Subsidiaries, and, to the knowledge of L.B. Mining, free and clear of all liens, encumbrances, claims, demands or interests arising by, through or under any other person or entity, other than as described in Section 3.1.C above or as set forth in the official concession titles. All of the concessions constituting the Properties are valid, in full force and effect and in good standing, no defaults have been alleged thereunder, and all obligations, taxes, payments, filings, studies and Special Advantages required to have been paid, made or performed thereunder from and after January 22, 1993 have been fully paid, made and performed and, to the knowledge of L.B. Mining, all obligations, taxes, payments, filings, studies and Special Advantages required to have been paid, made or performed thereunder prior to that date have been fully paid, made and performed. The Venezuelan Subsidiaries have sufficient rights to use water and for access to conduct the operations that have been conducted by them on the Properties. Neither L.B. Mining nor the

Venezuelan Subsidiaries have any debt, liability or obligation whatsoever to Mr. Natalio Kolodner and, within 60 days after the effective date of this Agreement, L.B. Mining will: (i) ensure that all actions are taken and filings made to evidence and establish the release and/or invalidity and ineffectiveness of the mortgage in favor of Mr. Kolodner that purports to encumber certain of the Properties; and (ii) provide to Granges a certification, issued by the Subregistry Office of the Rosio District of the State of Bolivar, Republic of Venezuela, certifying that the Properties are free and clear of all liens, mortgages or encumbrances.

         I. No Other Assets or Liabilities: If Granges exercises the Option, then, notwithstanding any provision of this Agreement to the contrary, L.B. Mining shall take all steps necessary to cause its Venezuelan Subsidiaries, prior to the Closing under the Purchase Agreement, to have no assets, debts or liabilities other than the Properties, the Equipment, and the contracts listed on Schedule 3.1.I, unless Granges otherwise requests in writing. Without limiting the foregoing, L.B. Mining agrees that it will cause its Cominac subsidiary to spin off or otherwise divest itself of the Las Flores F-6 and Las Flores F-7 concessions before such Closing or within a reasonable period of time following such Closing, provided that in the event the Las Flores F-6 and Las Flores F-7 concessions have not been conveyed out of the Venezuelan Subsidiaries by the Closing, L.B. Mining agrees to indemnify and hold Granges harmless from and against any and all costs, liabilities, losses or damages incurred by Granges as a result of the Venezuelan Subsidiaries' continuing ownership or operation of these concessions after the closing. Subsequent to the Closing under the Purchase Agreement, neither Granges nor the Venezuelan Subsidiaries shall have any obligation whatsoever to maintain the Las Flores concessions or to make, pay or perform any taxes, special advantages or other actions or obligations with respect thereto.

         J.      Compliance with Legal Requirements; Governmental
Authorizations:

                 (i) each of the Venezuelan Subsidiaries is, and at all times since its formation, has been, in full compliance with each legal requirement (which for purposes of this Agreement shall in all instances include but not be limited to environmental laws and regulations) that is or was applicable to it or to the conduct or operation of its business or the ownership or use of any of its assets, provided that as to time periods prior to January 22, 1993, such representation and warranty is provided only to the knowledge of L.B. Mining, and provided further that such representation and warranty is provided only to the extent that a breach thereof could cause a Material Adverse Effect. As used in this Agreement, a "Material Adverse Effect" is an effect which could: (i) adversely impact Granges' or the Venezuelan Subsidiaries' rights or ability to explore for minerals, develop or mine the Properties; (ii) adversely impact the title to the Properties; (iii) result in a liability or obligation on the part of Granges or the Venezuelan Subsidiaries in excess of Fifty Thousand Dollars ($50,000) ; or (iv) diminish the value of the Properties or the assets of the

Venezuelan Subsidiaries by an amount in excess of Fifty Thousand Dollars ($50,000) ;

                 (ii) to the knowledge of L.B. Mining, no event has occurred or circumstance exists that (with or without notice or lapse of time)
(A) may constitute or result in a violation by either of the Venezuelan Subsidiaries of, or a failure on the part of either of the Venezuelan Subsidiaries to comply with, any legal requirement, which failure or violation could result in a Material Adverse Effect, or (B) may give rise to any obligation on the part of either of the Venezuelan Subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action of any nature;

                 (iii) neither Venezuelan Subsidiary has received any notice or other communication (whether written, or, to L.B. Mining's knowledge, oral) from any governmental body or any other person regarding (A) any actual, alleged, possible, or potential violation of, or failure to comply with, any legal requirement, or (B) any actual, alleged, possible, or potential obligation on the part of either of the Venezuelan Subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action of any nature; and

                 (iv) each of the Venezuelan Subsidiaries is, and at all times has been, in full compliance with all of the terms and requirements of each of the concessions owned by it as listed on Exhibit B hereto, provided that, as to periods prior to January 22, 1993, such representation and warranty is provided to the knowledge of L.B. Mining.

         K. Employees: If Granges exercises the Option, L.B. Mining shall cause its Venezuelan Subsidiaries to terminate such of their employees as Granges may request prior to the Closing under the Purchase Agreement. L.B. Mining shall not be required to bear any costs or expenses relating to or caused by such employee terminations.

         L.      Disclosure:

                 (i) No representation or warranty of L.B. Mining in this Agreement fails to state or omits a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading.

                 (ii) There is no fact known to L.B. Mining as of the effective date of this Agreement that has specific application to either L.B. Mining or either of its Venezuelan Subsidiaries or the Properties (other than general economic or industry conditions) and that could cause a Material Adverse Effect that has not been set forth in this Agreement or in materials provided to Granges as described in this Agreement.

         M. Brokers or Finders: L.B. Mining and its Venezuelan Subsidiaries have incurred no obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payment in connection with this Agreement.

         N. L.B. Mining's Assistance to Granges: While this Agreement is in effect, and at the request and subject to the direction of Granges, L.B. Mining agrees that it will use its best efforts to ensure that infrastructure and equipment (including camp and supplies) associated with the Guariche
Project are in good
working condition and available for Granges' use, that stocks and supplies sufficient for operations on the Properties as contemplated by Granges during the Option Period are available at the Properties, and that its personnel and the personnel of its Venezuelan Subsidiaries are fully available so that Granges can arrange for the commencement of drilling and other operations on the Properties immediately upon receipt of the permit referred to in Section 1.1.A(i) (b). L.B. Mining also shall provide advisory services and assistance as reasonably requested by Granges and shall cause its Venezuelan Subsidiaries to provide such services and assistance as reasonably requested by Granges, including but not limited to assistance in obtaining permits and authorizations. Such services, assistance, infrastructure, equipment, stocks and supplies shall be paid for by Granges' during the Option Period at their cost to the Venezuelan Subsidiaries (or in accordance with other provisions of this Agreement or the terms and conditions of consulting agreements entered into pursuant to this Agreement) , and all amounts so expended by Granges shall be credited towards its satisfaction of the Work Commitment.

         O. Certain Proceedings; Fees: Except as set forth on Schedule 3.1.O, there are no pending or, to L.B. Mining's knowledge, threatened lawsuits, actions or proceedings involving or affecting L.B. Mining, the Venezuelan Subsidiaries or the Properties, including without limitation any such lawsuit, action or proceeding that challenges, or may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the transactions contemplated hereby. All costs and expenses incurred in connection with the matters set forth on Schedule 3.1.O, including without limitation attorneys' fees, and all costs, expenses, losses, liabilities and obligations resulting from or arising out of such matters shall be borne exclusively by L.B. Mining. All fees, costs and expenses associated with the negotiation of this Agreement and of the Exhibits hereto on behalf of L.B. Mining, including without limitation L.B. Mining's attorneys' fees, and all fees, costs and expenses associated with the generation of financial statements required to be produced in connection with this transaction, including without limitation the fees and expenses of accountants, shall be borne exclusively by L.B. Mining.

         P. Removal of Special Advantages. L.B. Mining shall use good faith efforts to diligently take all steps necessary to remove from the Vein Concessions, as promptly as possible after execution of this Agreement, the Special Advantage referenced in Section 1.1.A(i) (b) (ii) of this Agreement.

         Q. Seccion Numero 9 De El Triunfo. The Estate of Eugenio Quiroga Gonzales owns the Seccion Numero 9 De El Triunfo concession. Minera River Gold, C.A., a wholly owned subsidiary of L.B. Mining, has a valid and enforceable contractual right to purchase the concession, such right being free and clear of all liens, encumbrances, claims and demands of third parties. The ability to purchase that concession is subject to: (i) the payment by the Estate of Eugenio Quiroga Gonzales of applicable estate taxes; (ii) proper notification to the Ministry of Energy and Mines that the concession is now owned by the Estate of Eugenio Quiroga

Gonzales; and (iii) proper application to and approval by the Ministry of Energy and Mines of the transfer of the concession from the Estate of Eugenio Quiroga Gonzales to Minera River Gold, C.A., or to the Venezuelan Subsidiary designated by Granges in accordance with Section 4.6. The contractual right to purchase the concession shall be transferred, without charge, from Minera River Gold, C.A., to one of the Venezuelan Subsidiaries (to be selected and designated by Granges) in accordance with Section 4.6 of this Agreement. Following such transfer to the Venezuelan Subsidiary designated by Granges, Granges shall fund such actions within its control as it reasonably understands are required in order to maintain the Seccion Numero 9 De El Triunfo concession, provided that Granges shall not be obligated to incur any cost or expense not outlined on Exhibit F. The entire purchase price for the purchase of the concession from Eugenio Quiroga Gonzales has already been paid. To the extent that other representations and warranties set forth in this Agreement concerning the Seccion Numero 9 De El Triunfo concession conflict with the representations and warranties set forth in this Section 3.1.Q., they shall be deemed revised so as to be consistent with this provision.

         R. Pre-Closing Actions: L.B. Mining shall take or cause to be taken the following actions prior to the closing of the Purchase Agreement: (i) provide to Granges a duly executed resolution of the shareholders of Cominac evidencing the increase in the capital of that company to 640 million Bolivars,
(ii) provide to Granges evidence that the resolution of the shareholders of Cominac described immediately above has been duly filed with the Mercantile

Registry and properly published; and (iii) provide to Granges evidence that L.B. Mining has formally notified the Office of Foreign Investment Registration, Republic of Venezuela, of the change of ownership of the Stock from Sr. Antonio Quiroga Vazquez to L.B. Mining and requested registration of L.B. Mining's foreign investment in the Venezuelan Subsidiaries.

         S. Assignment of Warranties: In the event that Granges exercises the Option, at the closing of the Purchase Agreement L.B. Mining shall assign and convey to Granges all rights, interests, privileges, benefits and protections of the representations and warranties provided originally by Antonio Quiroga Vazquez to L.B. Mining pursuant to that certain agreement between such parties, a copy of which is appended to this Agreement as Exhibit H (the "Quiroga Agreement") , including without limitation rights to take, institute and prosecute actions to enforce such representations and warranties or to seek relief or remedies as a result of the breach of any such representations and warranties. Upon the request and subject to the direction of Granges, L.B. Mining shall cooperate in all ways in any such action, including without limitation by bringing an action in its own name for Granges' benefit.

         T. Further Representations and Warranties: L.B. Mining further represents and warrants to Granges as follows:

                 (i) It understands that the Special Warrants and the common share purchase warrants issuable upon the exercise thereof (the "Warrants") and the Common Shares of Granges issuable upon the exercise of the Warrants (the "Warrant Shares", and collectively with the Warrants and Special Warrants, the "Securities") have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "1933 Act") , and that the issuance of the Securities is being made in reliance upon a private placement exemption from registration under the 1933 Act and under the securities laws of certain states or other appropriate exemptions.

                 (ii)  It is an "accredited investor" as defined in Rule
501 of Regulation D under the 1933 Act, and it is acquiring Securities for its own account and not with a view to any resale, distribution or other disposition of the Securities in violation of the United States securities law.

                 (iii) It agrees that if it decides to offer, sell or otherwise transfer any of the Warrant Shares, it will not offer, sell or otherwise transfer any of such Warrant Shares, directly or indirectly, unless:

                       (a) the sale is to Granges Inc.; or

                       (b) the sale is made outside the United States in
                           compliance with the requirements of Rule 904 of the Regulation S under the 1933 Act and in compliance with applicable local laws and regulations; or

                       (c) the Warrant Shares are sold in a transaction
                           that does not require registration under the 1933 Act or any applicable United States state laws and regulations governing the offer and sale of securities, and the Vendor has provided to Granges an opinion of counsel, in form and substance reasonably satisfactory to

                       Granges, opining that such sale is exempt from registration under all applicable laws and regulations.

                 (iv) It understands and acknowledges that the original issuance of the Special Warrants and Warrants, and until such time as is no longer required under applicable requirements of the 1933 Act or applicable state laws, all certificates representing the Special Warrants and the Warrants and all certificates exchanged therefor or in substitution thereof, shall bear, on the face of such certificates, the following legend:

    THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED.

                 (v) It understands and acknowledges that upon the original issuance of the Warrant Shares, and until such time as is no longer required under applicable requirements of the 1933 Act or applicable state laws, all certificates representing the Warrant Shares, and all certificates issued in exchange therefor or in substitution thereof, shall bear, on the face of such certificates, the following legend:

    THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY

    (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT OR (C) PURSUANT TO ANOTHER APPLICABLE EXEMPTION UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS AND GRANGES HAS BEEN PROVIDED WITH AN OPINION OF COUNSEL, IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO GRANGES, OPINING THAT THE SALE OR TRANSFER IS EXEMPT FROM REGISTRATION UNDER APPLICABLE LAWS AND REGULATIONS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. A NEW CERTIFICATE BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" MAY BE OBTAINED FROM THE MONTREAL TRUST COMPANY OF CANADA UPON DELIVERY OF THE CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE COMPANY, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT;

provided, that if the Warrant Shares are being sold under paragraph (iii) (b) above, the legend may be removed by providing a declaration to Montreal Trust Company of Canada, as registrar and transfer agent for the Warrant Shares, to the following effect (or as Granges may prescribe from time to time) :

    The undersigned (A) acknowledges that the sale of the ______________
    Warrant Shares, represented by certificate numbers ________, to which this declaration relates is being made in reliance of Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "1933
    Act") ,
         and (B) certifies that (1) it is not an "affiliate" (as defined in Rule 405 under the 1933 Act) of Granges Inc., (2) the offer of such Securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States or
         (b) the transaction was executed on or through the facilities of The Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States and (3) neither the seller nor any person acting on its behalf engaged in any direct selling efforts in connection with the offer and sale of such Securities. Terms used herein have the meanings given to them by Regulation S.

3.2 Granges' Representations, Warranties and Covenants. Granges hereby represents, warrants and covenants to L. B. Mining as follows:

         A. Organization and Good Standing: Granges is a corporation duly organized, validly existing, and in good standing under the laws of the Province of British Columbia.

         B.      Authority; No Conflict:

                 (i) This Agreement constitutes the legal, valid, and binding obligation of Granges, enforceable against Granges in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, or other similar laws affecting creditors' rights generally or by general equitable principles).

Granges has the absolute and unrestricted right, power, and authority to execute and deliver this Agreement and the Purchase Agreement and to perform its obligations under this Agreement and the Purchase Agreement.

                 (ii) Neither the execution and delivery of this Agreement nor the consummation or performance of any of the transactions contemplated hereby will give any person the right to prevent, delay, or otherwise interfere with any of those transactions pursuant to:

                       (a) any provision of Granges' organizational documents;

                       (b) any resolution adopted by the Board of Directors or
                           the stockholders of Granges;

                       (c) any legal requirement or order to which Granges may
                           be subject; or

                       (d) any contract to which Granges is a party or by which
                           Granges may be bound.

Granges is not and will not be required to obtain any consent from any person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the transactions contemplated hereby.

         C. Investment Intent: Granges is acquiring the Stock for its own account and not with a view to its distribution within the meaning of United States securities laws.

         D. Certain Proceedings: There is no pending proceeding that has been commenced against Granges and that challenges, or may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the transactions contemplated hereby.

    E. Brokers or Finders: Granges has incurred no obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payment in connection with this Agreement.

    F. Ownership of Venezuelan Subsidiaries: During the Option Period, Granges agrees that it will not represent to the Venezuelan Government or the general public that it owns the Venezuelan Subsidiaries.

    G. Issuer Status: Granges will at the time of issuance of the Special Warrants be a reporting issuer in good standing under the securities laws of British Columbia and Ontario.

    H. Material Changes: Since March 31, 1996, being the date of the last financial statements of Granges, and as of the effective date of this Agreement, there has been no material change relating to Granges with respect to which a material change report has not been filed under applicable securities laws and no disclosure with respect to a material change has been made on a confidential basis.

    I. Authority to Issue Special Warrants: Granges has the full corporate power and authority to issue the Special Warrants and the various securities issuable upon exercise of the Special Warrants and upon issuance these Special Warrants will be duly and validly created authorized and issued and the A warrants and B warrants upon exercise in accordance with the terms of the Special Warrant Indenture will be duly authorized, created and issued and the A warrant shares and B warrant shares will be duly and validly authorized and allotted for issuance upon exercise and will, upon exercise of the A warrants and B warrants in accordance with the terms of the Warrant Indenture, be issued as fully paid and non-assessable shares.

    J. Issuance of Special Warrants: Granges is not in default or in breach of, and the execution and delivery of each of this Agreement, the Stock Purchase Agreement, the Special Warrant Indenture and the Warrant Indenture and the performance of the transactions contemplated thereby will not result in a breach of, and did not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with, any of the terms, conditions or provisions of the constating documents or resolutions of Granges or any indenture, contract, agreement, instrument, lease or other documents to which Granges is a party or by which Granges is or will be contractually bound as of the date of issuance of the Special Warrants.

    K. Securities Trading: To the knowledge of Granges, no order ceasing or suspending trading in securities of Granges or prohibiting the sale of securities by Granges has been issued and no proceedings for this purpose have been instituted, are pending, contemplated or threatened.

3.3 Mutual Covenants by Granges and L.B. Mining. Between the date of this Agreement and the Closing under the Purchase Agreement, Granges and L.B. Mining will not, and L.B. Mining will cause each of its Venezuelan Subsidiaries not to, without the prior consent of Granges, take any affirmative action, or fail to take any reasonable action within their or its control, which would cause any of the representations, warranties or covenants described in Section 3.1 and 3.2 not to be true, accurate and performed as provided in this Agreement and the Purchase Agreement. L.B. Mining further agrees that it shall not permit the Venezuelan Subsidiaries to enter into any transactions outside the ordinary course of business or undertake any material obligations without Granges' prior written consent.

3.4 Survival; Effect of Breach: All representations, warranties and covenants in Section 3.1 and 3.2 shall survive termination of this Agreement (whether by Granges' exercise of the Option or otherwise) , and the execution and delivery of any further documents or instruments contemplated hereunder; provided, however, that more than five years after termination of the Option Period, neither party shall pursue a claim for breach of such representations, warranties and covenants except as a setoff against amounts otherwise owing or to be payable to the breaching party, whether pursuant to this Agreement, the Purchase Agreement or otherwise. If L.B. Mining breaches any of its representations, warranties or covenants contained in Section 3.1 A, B, D, E, F, H, I, J, L, N or O, (b) such breach could have a Material Adverse Effect, and (c) L.B. Mining is notified of such breach by Granges and fails, within twenty (20) calendar days thereafter, to cure such breach or to establish to Granges' reasonable satisfaction either that such a breach has not in fact occurred or that L.B. Mining has diligently commenced to cure such breach and that such breach will be fully cured within a reasonable period of time not to exceed sixty days, then, without limiting any other remedies or relief otherwise available to Granges, Granges shall have the right to terminate this Agreement, in which case Granges shall be relieved of all of its obligations under this Agreement (including but not limited to the Work Commitment and break-off fee under Section 2.2) , except as set forth in the last three sentences of Section 1.3 or in Sections 2.6 and 2.7, and L.B. Mining shall be obligated to refund to Granges, within fifteen (15) calendar days after termination of this Agreement, the Option Payment and the Fifty Thousand Dollars ($50,000) advanced by Granges to L.B. Mining. Further, in the event of any such breach by L.B. Mining, Granges shall have the right and option to extend the Option Period for such time as may be reasonably necessary to remedy such breach; provided, however, that if Granges so exercises its rights to extend the Option Period, Granges shall not be relieved of any of its obligations under this Agreement, unless L.B. Mining fails, within twenty (20) calendar days after receipt of notice from Granges of the existence of a breach, either to cure the breach or to establish to Granges' reasonable satisfaction either that such a breach did not in fact occur or that L.B. Mining has diligently commenced to cure such breach and that such breach will be fully cured within a reasonable period of time not to exceed sixty days. Nothing in this Section 3.4 shall be construed as limiting any remedy or relief otherwise available to Granges at law or in equity, or provided for under any other provision of this Agreement.

                                  ARTICLE IV

                              GENERAL PROVISIONS

4.1 Expenses. Except as otherwise expressly provided in this Agreement, each party to this Agreement will bear its respective expenses incurred in connection with the preparation, execution, and performance of this Agreement, including all fees and expenses of agents, representatives, counsel, and accountants.

4.2 Press Releases and Public Announcements. No party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of the other party, which approval shall not unreasonably be withheld; provided, however, that any party may make any public disclosure it believes in good faith is required by applicable law or regulation or stock exchange rule (in which case the disclosing party will use its best efforts to advise the other party prior to making the disclosure).

4.3 Confidentiality. The Confidentiality Agreement dated January 15, 1996 (the "Confidentiality Agreement") by and between Cominac, Granges and L.B. Mining, a copy of which is appended as Exhibit G to this Agreement, shall remain in full force and effect throughout the Option Period, provided that:
(i) if Granges does not exercise the Option, the Confidentiality Agreement shall expire and terminate on January 15, 1999 (as provided therein) ; (ii) if Granges does exercise the Option, the Confidentiality Agreement shall expire and terminate upon closing of the Purchase Agreement; (iii) Granges may disclose Proprietary Information (as defined in the Confidentiality Agreement) to third party consultants and agents conducting work on the Guariche Project during the Option Period, subject to their obligation to maintain the confidentiality thereof in accordance with the terms of the Confidentiality Agreement; (iv) L.B. Mining and the Venezuelan Subsidiaries and their respective officers, directors, shareholders, employees and agents shall be bound by the Confidentiality Agreement to the same extent as Granges; (v) nothing in the Confidentiality Agreement shall preclude, limit or qualify the right of any party to make any disclosure that is necessary or appropriate in connection with legal proceedings or other applicable requirements of law or applicable stock exchange; (vi) nothing in the Confidentiality Agreement shall preclude, limit or qualify the right of any party to make any disclosure that is necessary or appropriate in making any filing or obtaining any consent or approval required for the consummation of the transactions, work or undertakings contemplated by this Agreement; (vii) notwithstanding anything in the Confidentiality Agreement to the contrary, Granges, unless it does not exercise the Option, shall have the right to retain copies of all Proprietary Information, including without limitation information relating to work conducted or funded by it during the Option Period; (viii) nothing in the Confidentiality Agreement shall be construed as limiting, modifying or abrogating in any way any representation, warranty or covenant set forth in this Agreement; (ix) notwithstanding anything in the Confidentiality Agreement to the contrary, the Confidentiality Agreement shall be governed by and construed in accordance with the laws of the State of Colorado, without regard to principles of conflict or choice of law; (x) the Confidentiality Agreement shall be subject to the other provisions of this Agreement, including without limitation those pertaining to enforcement of rights and resolution of disputes; and (xi) the Confidentiality Agreement shall be and is hereby deemed amended by the foregoing provisions of this
Section 4.3.

4.4 Notices. All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt) , (b) sent by telecopier (with written confirmation of receipt) , provided that a copy is mailed by registered mail, return receipt requested, or (c) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested) , in each case to the appropriate addresses and telecopier numbers set forth below (or to such other addresses and telecopier numbers as a party may designate by notice to the other parties) :

    L.B. Mining:     L.B. Mining Co.
                     1401 Shoreline Drive
                     P.O. Box 2797
                     Boise, ID 83701
                     Attention: Larry B. Barnes
                     Facsimile No.: 208-345-7028

    Granges:         Granges Inc.
                     370 17th Street, Suite 3000
                     Denver, CO 80202
                     Attention: Michael B. Richings, President and CEO Facsimile No.: 303-629-2499

4.5 Jurisdiction; Service of Process. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement may be brought against any of the parties in the courts of the State of Colorado, City and County of Denver, or, if it has or can acquire jurisdiction, in the United States District Court for the District of Colorado, and each of the parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world.

4.6 Further Assurances. The parties agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents, and (c) to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement. Without in any way limiting the foregoing, upon the request and subject to the direction of Granges, L.B. Mining shall cause its wholly owned subsidiary Minera River Gold, C.A., to transfer and convey to one of the Venezuelan Subsidiaries (to be selected and designated by Granges) , without charge, all of its right, title and interest, including without limitation its contractual rights of purchase, in and to the Seccion Numero 9 De El Triunfo concession.

4.7 Waiver. The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power, or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege.

4.8 Entire Agreement and Modification. This Agreement, together with all of the Exhibits attached hereto, supersedes all prior agreements between the parties with respect to its subject matter (including the Letter of Intent between Granges and L.B. Mining dated February 29, 1996 and all prior drafts of this Agreement) and constitutes (along with the Exhibits attached hereto) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter. This Agreement may not be amended except by a written agreement executed by the party to be charged with the amendment.

4.9 Assignments, Successors, and No Third-party Rights. Neither party may assign any of its rights under this Agreement without the prior consent of the other party, which will not be unreasonably withheld. No such consent shall be required to an assignment by Granges to an affiliate under common control of or with Granges. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the parties. Nothing expressed or referred to in this Agreement will be construed to give any person other than the parties to this Agreement any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement and their successors and assigns.

4.10 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

4.11 Section Headings, Construction. The headings of Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to "Section" or "Sections" refer to the corresponding Section or Sections of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word "including" does not limit the preceding words or terms.

4.12 Dollars and $. All references in this Agreement to "Dollars" and "$" shall mean and refer to United States dollars.

4.13 Force Majeure. For purposes of this Agreement, "Force Majeure" shall mean an event beyond the reasonable control of Granges that prevents or delays it from conducting the activities contemplated by this Agreement. Such events shall include but not be limited to acts of God, war, insurrections, action or inaction of governmental agencies, inability to obtain any environmental, operating or other permits or approvals, authorizations or consents, inclement weather conditions, and lack of personnel or equipment, including but not limited to the bridge necessary for access to the Properties. In the event of a Force Majeure, Granges shall exercise diligent efforts to remove or avoid the Force Majeure, but for so long as Granges is so prevented or delayed, the running of the Option Period shall be delayed, suspended and extended. If the Force Majeure remains in effect for three months, Granges may elect in writing to terminate this Agreement, in which event Granges shall be relieved from all of its obligations hereunder, including without limitation payment of the break-off fee referred to in
Section 2.2.

4.14 Governing Law. This Agreement will be governed by the laws of the State of Colorado without regard to conflicts of laws principles.

4.15 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. Evidence of execution of this Agreement may be provided by facsimile transmission and this Agreement shall be valid and in full force and effect upon the provision of evidence of execution hereof by all parties.

4.16 Rule Against Perpetuities. Any right or option to acquire any interest in real or personal property under this Agreement must be exercised, if at all, so as to vest such interest in the acquirer within 21 years after the effective date of this Agreement.

4.17 Date of Laws. Notwithstanding any provision of this Agreement to the contrary, all representations, warranties and opinions of counsel set forth herein or contemplated hereunder shall be given with the assumption that the applicable governmental laws and regulations and rules of stock exchanges as of dates subsequent to June 7, 1996 shall be the same as existed on June 7, 1996.

    IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.

                                  GRANGES INC.


                                  By: _______________________________________
                                  Name: _____________________________________
                                  Title: ____________________________________

                                  By: _______________________________________
                                  Name: _____________________________________
                                  Title: ____________________________________

                                  L.B. MINING CO.

                                  By: _______________________________________
                                           Larry B. Barnes, General Partner

                                  By: _______________________________________
                                           Frank B. Barnes, General Partner

                                  By: _______________________________________
                                           Henry J. Williams, General Partner

                                   EXHIBIT A

                                       TO

                   EXPLORATION AND PURCHASE OPTION AGREEMENT

                                    BETWEEN

                 L.B. MINING CO., an Idaho general partnership,

                                      AND

                  GRANGES INC., a British Columbia corporation

                             Effective June 7, 1996


                     L.B. MINING'S VENEZUELAN SUBSIDIARIES

                 Corporacion Minera Nacional, C.A. ("Cominac")

                         Aerominas, C.A. ("Aerominas")

                                   EXHIBIT B
                                       TO
                   EXPLORATION AND PURCHASE OPTION AGREEMENT
                                    BETWEEN
                 L.B. MINING CO., an Idaho general partnership,
                                      AND
                  GRANGES INC., a British Columbia corporation

                             Effective June 7, 1996

                                   PROPERTIES

       PROPERTY                                                                           OWNED BY
       --------                                                                           --------
Seccion Numero Uno De El Triunfo                                                           Cominac

Seccion Numero Dos De El Triunfo                                                           Cominac

Triunfo I-1, Triunfo I-2, Triunfo II-1,                                                    Cominac
Triunfo II-2, Triunfo I-II

Seccion Numero 5 De El Triunfo                                                            Aerominas

Seccion Numero 6 De El Triunfo                                                            Aerominas

Seccion Numero 7 De El Triunfo                                                            Aerominas

Seccion Numero 9 De El Triunfo                                                          The Estate of
Eugenio                                                                                Quiroga Gonzales

                                   EXHIBIT C

                                TO THAT CERTAIN

                   EXPLORATION AND PURCHASE OPTION AGREEMENT

                                 BY AND BETWEEN

                                L.B. MINING CO.

                                      AND

                                  GRANGES INC.

                                   EXHIBIT D

                                       TO

                   EXPLORATION AND PURCHASE OPTION AGREEMENT

                          DATED EFFECTIVE JUNE 7, 1996

                                    BETWEEN

                        L.B. MINING CO. AND GRANGES INC.





                            STOCK PURCHASE AGREEMENT

                       DATED___________________, 199___

                                    BETWEEN

                           L.B. MINING CO. ("SELLER")

                                      AND

                             GRANGES INC. ("BUYER")

                               TABLE OF CONTENTS

1.       Certain Definitions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
2.       Sale of Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7
         2.1     Transfer of Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7
         2.2     Purchase Price . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8
3.       Closing  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9
         3.1     Date and Place . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9
         3.2     Actions by Seller  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9
         3.3     Actions by Buyer . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10
         3.4     Further Assurances . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
4.       Post-Closing Obligations of Buyer  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
         4.1     Exploration Expenditure Commitment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
         4.2     Semi-Annual and Annual Reserve Studies . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
         4.3     Additional Payments Based on Semi-Annual Studies; Determination of Base and Excess Ounces  . . . . .  12
         4.4     Additional Payments or Royalty Based on Annual Studies . . . . . . . . . . . . . . . . . . . . . . .  15
         4.5     Premium Payments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
         4.6     Production Royalty on Copper and Silver  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
         4.7     Quiroga Agreement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
         4.8     Covenants in Connection with Special Warrants  . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
5.       Seller's and Buyer's Representations and Warranties  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
         5.1     Representations and Warranties from Option Agreement . . . . . . . . . . . . . . . . . . . . . . . .  18
         5.2     Additional Representations, Warranties and Covenants of Buyer  . . . . . . . . . . . . . . . . . . .  18
         5.3     Additional Representations and Warranties by Seller  . . . . . . . . . . . . . . . . . . . . . . . .  23
6.       Conditions Precedent . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25
         6.1     Conditions to Seller's Obligations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25
         6.2     Conditions to Buyer's Obligations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26
7.       Indemnification  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28
         7.1     Indemnification by Seller  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28
         7.2     Indemnification by Buyer . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29
         7.3     Indemnification Against Third Party Claims . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29
8.       Miscellaneous  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30
         8.1     Expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30
         8.2     Waivers  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31
         8.3     Finders  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31
         8.4     Notices  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31
         8.5     Entire Agreement; Amendments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33
         8.6     Binding Effect; Benefits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33
         8.7     Headings and Exhibits  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34
         8.8     Counterparts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34
         8.9     Governing Law  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34
         8.10    Jurisdiction . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34
         8.11    Third Parties; Joint Ventures  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35
         8.12    Construction . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35
         8.13    Force Majeure  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36
         8.14    Access to Data . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36
         8.1     5Area of Interest  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37
         8.16    Assignment; First Offer Right  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37
         8.17    Contracts Pertaining to the Guariche Project . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39
         8.18    Date of Laws . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39



                                    EXHIBITS

                 Schedule 1       Royalty Provisions
                 Schedule 2       Opinion of Buyer's Counsel
                 Schedule 3       Opinion of Seller's Counsel

                            STOCK PURCHASE AGREEMENT

    This Stock Purchase Agreement (this "Agreement") is entered into effective as of ____________________, 199__, by and between L.B. MINING CO., an Idaho general partnership ("Seller") , and GRANGES INC., a company incorporated under the laws of the Province of British Columbia ("Buyer") , regardless of when it actually is executed by the parties hereto.

                                    RECITALS

    A. Seller owns all of the stock of two corporations duly organized under the laws of Venezuela, known as Corporacion Minera Nacional, C.A. and Aerominas, C.A., which companies have been granted title to certain mining concessions in the Bolivar State, Venezuela.

    B. Buyer was granted certain rights pursuant to an Exploration and Purchase Option Agreement, dated effective June 5, 1996 (the "Option Agreement") to explore those properties and to purchase from Seller all of the issued and outstanding stock of those companies.

    C.   Pursuant to the Option Agreement, Buyer has exercised that option.

                                   AGREEMENTS

    In consideration of the mutual promises and covenants contained herein, Seller and Buyer agree as follows:

    1.   Certain Definitions.

    As used in this Agreement, the following terms (whether used in singular or plural forms) shall have the following meanings:

    "Aerominas" means Aerominas, C.A., a corporation organized under the laws of Venezuela.

    "Affiliate" means, with respect to any Person, a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with such Person.

    "Annual Study" means a Reserve study as described in Section 4.2.

    "A Warrants" and "A Warrant Shares" mean, respectively, the A Warrants and the shares to be issued by Granges upon exercise of the A Warrants, as provided in the Indenture.

    "Base Ounces" shall have the meaning set forth in Section 4.3.

    "B Warrants" and "B Warrant Shares" mean, respectively, the B Warrants and the shares to be issued by Granges upon exercise of the B Warrants, as provided in the Indenture, the number of which shares shall be equal to Five Million Dollars ($5,000,000) divided by the closing price of Buyer's shares on the Toronto Stock Exchange on June 5, 1996.

    "Closing" has the meaning given in Section 3.1.

    "Companies" means, collectively, Aerominas and Cominac.

    "Contract" means any written contract, mortgage, deed of trust, bond, indenture, lease, license, note, franchise, certificate, option, warrant, right, or other instrument, document or agreement, and any oral obligation, right or agreement.

    "Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by Contract, or otherwise.

    "Date of Production" with respect to gold means the date that refined gold, which is of a purity that equals or exceeds the purity standards for refined gold for which spot prices are quoted on the London Metals Exchange, is available for delivery from or pick up at the refinery or other processing facility.

    "Dollars" and "$" means United States dollars.

    "Excess Ounces" has the meaning given in Section 4.3.

    "Exchange" means The Toronto Stock Exchange.

    "Exploration Expenditures" shall mean all costs and expenses paid or incurred by Buyer in exploring and prospecting for gold on and within the Properties and in determining the amount and extent of Reserves within the Properties; including but not limited to drilling, trenching, tunneling, bulk sampling, testing, sampling, assaying, technical studies, and pre-feasibility studies and Feasibility Studies. Buyer shall be entitled to include in such costs and expenses all out-of-pocket costs it pays or becomes obligated to pay with respect to such work, including but not limited to costs of travel, meals and lodging and a reasonable allocation of salaries and benefits for its employees engaged in such work and fees and costs of consultants engaged in such work.

    "Feasibility Study" means a study and report that evaluates the economic feasibility of developing a mine that produces gold from the Properties. The study and report may, at Buyer's election, be prepared either by Buyer, an Affiliate of Buyer, or a third party and shall be of a standard used by mining companies for making investment decisions, provided that such report and study shall be based upon a Reserves study prepared by an independent consultant pursuant to Section 4.2.

    "Governmental Authority" means (i) the United States of America, any state, commonwealth, territory or possession thereof and any political subdivision or quasi-governmental authority of any of the same, including but not limited to courts, tribunals, departments, commissions, boards, bureaus, agencies, counties, municipalities, provinces, parishes, and other instrumentalities, and
(ii) Venezuela, the Bolivar State and any state, province, commonwealth, territory or possession thereof, and any political subdivision, quasi-governmental authority or instrumentality of any of the same.

    "Indenture" means the Special Warrant Indenture, dated as of June *    ,
1996, between Granges and Montreal Trust Company of Canada, including Schedules A through E thereto. The Indenture is attached as Exhibit C to the Option Agreement.

    "Judgment" means any judgment, writ, order, injunction, award or decree of any court, judge, justice or magistrate, including any bankruptcy court or judge, and any order of or by any Governmental Authority.

    "Knowledge" of Seller of or with respect to any matter means that any of Larry B. Barnes, Frank B. Barnes or Henry J. Williams has actual awareness or knowledge of such matter, and "knowledge" of Buyer of or with respect to any matter means that any of the executive officers, directors or senior managers of Buyer has actual awareness or knowledge of such matter.

    "Legal Requirements" means applicable common law and any statute, ordinance, code or other law, rule, regulation, order, technical or other standard, requirement or procedure enacted, adopted, promulgated, applied or followed by any Governmental Authority, including Judgments.

    "Lien" means any security agreement, financing statement filed with any Governmental Authority, conditional sale or other title retention agreement, any lease, consignment or bailment given for purposes of security, any lien, mortgage, indenture, pledge, option, encumbrance, adverse interest, constructive trust or other trust, claim, attachment, exception to or defect in title or other ownership interest (including but not limited to reservations, rights of entry, possibilities of reverter, encroachments, easement, rights-of-way, restrictive covenants leases and licenses) of any kind, which otherwise constitutes an interest in or claim against property, whether arising pursuant to any Legal Requirement, Contract or otherwise.

    "Litigation" means any claim, action, suit, proceeding, arbitration, investigation, hearing, or other activity or procedure that could result in a Judgment.

    "Net Smelter Returns" means proceeds actually received by Buyer in an arm's-length sale of gold, silver or copper after deductions for smelting and refining charges and penalties, costs of transporting product to the refinery or smelter, costs of insuring product in transit, and the costs of any royalties and production and severance taxes payable to governmental entities.

    "Option Agreement" means the Exploration and Purchase Option Agreement, dated effective June 7, 1996, between Seller and Buyer.

    "Person" means any natural person, Governmental Authority, corporation, general or limited partnership, joint venture, trust, association, or unincorporated entity of any kind.

    "Properties" means all lands and interests in real property (including but not limited to mineral concessions and rights to acquire same) owned by either or both of the Companies as of the effective date of this Agreement, other than the Las Flores F-6 and Las Flores F-7 concessions described in Section 3.1.I of the Option Agreement.

    "Purchase Price" has the meaning given in Section 2.2.

    "Quiroga Agreement" means the contract pursuant to which Seller acquired the last outstanding Shares from Antonio Quiroga Vazquez, copies of which contract and an accurate English translation thereof are appended collectively as Exhibit H to the Option Agreement.

    "Reserves" shall mean proven and probable minable reserves of gold within the Properties, employing the definitions of such reserves used by the United States Securities and Exchange Commission, provided that, in determining whether the mineral deposit can be economically extracted or produced, consideration shall be given to all exploration, development, and other pre-production costs incurred or to be incurred by Buyer, including without limitation all payments made by Buyer to Seller or to other persons or entities pursuant to the Option Agreement or this Agreement.

    "Semi-Annual Study" means a Reserve study as described in Section 4.2.

    "Shares" means all of the issued and outstanding shares of stock of the Companies.

    "Spot Price" means the average P.M. Fixing on the London Metal Exchange on the Date of Production of the gold, or if the date of production is not a business day, on the first business day thereafter.

    "Taxes" means all levies and assessments of any kind or nature imposed by any Governmental Authority, including but not limited to all income, sales, use, ad valorem, value added, franchise, severance, net or gross proceeds, withholding, payroll, employment, excise or property taxes, together with any interest thereon and any penalties, additions to tax or additional amounts applicable thereto.

    "Transaction Documents" means the Option Agreement and all instruments and documents executed and delivered by Buyer or Seller or any officer, director, or Affiliate of either of them in connection with this Agreement or the transactions contemplated hereby.

2.  Sale of Shares.

             2.1 Transfer of Shares. Subject to the terms and conditions of this Agreement, Seller shall sell and transfer to Buyer, and Buyer shall purchase from Seller, free and clear of all Liens (other than: (a) those contained in the concessions included in the Properties, (b) the obligations under the Quiroga Agreement assumed by Buyer pursuant to Section 4.7 of this Agreement, and (c) those created by or under the direction of Buyer or its Affiliates) , all of the Shares.

           2.2 Purchase Price. The purchase price ("Purchase Price") for the Shares is Fifteen Million Dollars ($15,000,000) payable as follows:

           (a) Five Million Dollars ($5,000,000) , payable at the Closing as provided in Section 3.3; and

           (b) an entitlement under the Indenture to receive 2,047,938 A Warrant Shares (which number represents the number of such shares, with a collective value of Five Million Dollars ($5,000,000) , based upon the closing price for Buyer's common stock on February 29, 1996) , to be delivered at the Closing as provided in Section 3.3; and

           (c) if the value of the A Warrant Shares to which Seller is entitled at Closing, calculated on the basis of the average trading price of the common shares of Buyer on the Exchange for the five (5) business days immediately preceding the Closing, is less than Five Million Dollars ($5,000,000) , a sum of money equal to that difference, payable at the Closing as provided in Section 3.3; and

           (d) Five Million Dollars ($5,000,000) , payable by wire or interbank transfer of immediately available funds, as directed by Seller, upon the earlier of:

               (i) six months after the effective date of this Agreement; or

                 (ii) Buyer having confirmed by drilling the existence of Reserves containing at least five hundred thousand (500,000) ounces of recoverable gold, it being understood and agreed by the parties that, if Buyer has achieved such confirmation prior to the Closing, the amount described in this Section 2.2(d) shall be paid to Seller at Closing.

3.  Closing.

             3.1 Date and Place. The closing of the transactions contemplated by this Agreement ("Closing") shall take place at 10:00 a.m. (MDT) on the tenth
(10th) calendar day after the effective date of this Agreement, at the offices of Parcel, Mauro, Hultin & Spaanstra, P.C., 1801 California Street, Suite 3600, Denver, Colorado.

             3.2 Actions by Seller. At Closing, Seller shall deliver, or cause to be delivered, to Buyer the following:

             (a) the certificates representing the Shares, duly endorsed in blank or with separate stock powers endorsed in blank, with signatures guaranteed and all requisite stock transfer stamps attached, with documentation reasonably satisfactory to Buyer that the Shares have been transferred on the Stockholder Registry Books for the Companies; and

             (b) the officer's certificate described in Section 6.2(c) ; and

             (c) the opinion of counsel described in Section 6.2(e) ; and

             (d) copies of the written resignations of such of the officers and directors of the Companies as Buyer shall have requested by notice to Seller not later than five (5) days prior to Closing; and

           (e) a copy of the actions of the minutes of a partnership meeting of Seller authorizing the execution, delivery and performance by Seller of this Agreement, certified by each of the general partners of Seller, as of the date of Closing as being duly adopted, unmodified and in full force and effect; and

           (f) an assignment from Seller to Buyer and the Companies, in a form reasonably acceptable to Buyer, of all representations, warranties, covenants and other benefits and rights to which Seller or its Affiliates are entitled pursuant to the Quiroga Agreement, subject to the provisions of Section 4.7 of this Agreement.

           3.3 Actions by Buyer. At Closing, Buyer shall deliver, or cause to be delivered, to Seller the following:

           (a) the cash portion of the Purchase Price, adjusted if necessary as provided in Sections 2.2(c) or 2.2(d) (ii) , by wire or interbank transfer of immediately-available funds at the direction of Seller; and

           (b) the Indenture, duly executed by the parties thereto; and

           (c) the officer's certificate described in Section 6.1(c) ; and

           (d) the opinion of counsel described in Section 6.1(e) ; and

           (e) documentation reasonably satisfactory to Seller that Buyer has given written notice to the Trustee pursuant to terms of the Indenture that the A Warrants shall be deemed to be exercised on the Class A Warrant Exercise Date, as provided in the Indenture; and

             (f) a copy of the actions of the board of directors of Buyer authorizing the execution, delivery and performance by Buyer of this Agreement, certified by a secretary or assistant secretary of Seller as of the date of Closing, as being duly adopted, unmodified and in full force and effect.

             3.4 Further Assurances. At or after Closing, Seller, at the request of Buyer, shall promptly execute and deliver, or cause to be executed and delivered, to Buyer all such documents and instruments, in addition to those otherwise required by this Agreement, in form and substance satisfactory to Buyer, as Buyer reasonably may request in order to carry out or evidence the terms of this Agreement.

4. Post-Closing Obligations of Buyer. After Closing, Buyer shall perform, or shall cause the Companies to perform, the obligations set forth in this Section 4.

             4.1 Exploration Expenditure Commitment. During the first two (2) years after the effective date of this Agreement, Buyer and its Affiliates collectively shall incur at least Two Million Dollars ($2,000,000) in Exploration Expenditures, at least One Million Dollars ($1,000,000) of which shall be incurred in the first year. All decisions regarding the nature, location and timing of Exploration Expenditures (except as required by this Section 4.1) and the activities pursuant thereto shall be determined exclusively by Buyer, in its sole judgment and discretion; provided, however, that Buyer and its Affiliates shall conduct their activities in connection with those Exploration Expenditures in a good and workmanlike manner; and Buyer and its Affiliates shall conduct a drilling program on the Properties at an activity level that, in Buyer's sole judgment, reasonably exercised, is commensurate with the geological opportunity to increase Reserves. For a period of five (5) years from and after the Closing, Buyer and Seller shall meet annually for purposes of reviewing and discussing operations contemplated for the Guariche Project (as defined in the Option Agreement) , provided that Buyer shall not be obligated to implement Seller's comments or suggestions. Buyer shall not be subject to any implied covenants with respect to its operations, including but not limited to implied covenants of exploration or development. The parties hereby agree that the provisions of this Section 4.1 shall be deemed to run with the Properties.

             4.2 Semi-Annual and Annual Reserve Studies. By the end of each of the first four six-month periods after the effective date of this Agreement and at least annually thereafter, Buyer shall retain an independent consultant to prepare a report, known as the "Semi-Annual Study" or "Annual Study", as applicable, setting forth the total number of ounces of recoverable gold contained in the Reserves. The independent consultant shall be a person or company with mining industry experience in calculating such recoverable ounces and Reserves. The first Semi-Annual Study shall be supplemented by or included as part of a Feasibility Study.

             4.3 Additional Payments Based on Semi-Annual Studies; Determination of Base and Excess Ounces. If the first Semi-Annual Study and Feasibility Study determine that Reserves contain less than 500,000 ounces of recoverable gold, then the amount of the shortfall, measured in ounces, shall be added to 500,000 ounces, and the resulting sum shall be equal to the "Base Ounces". If the first Semi-Annual Study and Feasibility Study determine that Reserves contain at least 500,000 ounces of recoverable gold, Base Ounces shall be equal to 500,000 ounces. If the first Semi-Annual Study and Feasibility Study or any other Semi-Annual Study determines that Reserves contain more ounces of recoverable gold than the Base Ounces, that excess amount shall be the "Excess Ounces". It is the intention of the parties that Buyer shall pay Seller Thirty Dollars ($30.00) per ounce for all Excess Ounces determined to exist by the Semi-Annual Studies, and that if the Semi-Annual Studies determine the existence of a total of more than 500,000 Excess Ounces (meaning that Buyer would owe Seller a total of $15,000,000 for all such Excess Ounces) , Seller shall have the right to exercise all, but not less than all, of the B Warrants, within fifteen (15) days after Seller's receipt of the Semi-Annual Study that determines the existence of more than 500,000 ounces of Excess Reserves. If Seller exercises the B Warrants, the total amount payable by Buyer to Seller for Excess Ounces shall be reduced by Five Million Dollars ($5,000,000). If Seller does not exercise the B Warrants, Buyer shall pay Seller for all Excess Ounces for which Buyer had not previously paid within fifteen (15) days after notification from Seller that it has elected not to exercise the B Warrants or after the fifteen (15) day exercise period has expired without Seller having exercised the B Warrants.

         The parties recognize that it is possible that one of the first three Semi-Annual Studies may determine the existence of a total of more than 333,333 Excess Ounces but less than 500,001 Excess Ounces, in which event they will not know at that time whether the B Warrants will be exercisable by Seller. Accordingly, within twenty (20) days after receipt of a Semi-Annual Study that identifies more than 333,333 Excess Ounces but less than 500,001 Excess Ounces, Seller shall notify Buyer in writing whether:

                     (i) Seller wishes to be paid at that time for only the first 333,333 Excess Ounces, in which event Buyer shall withhold all payments for additional Excess Ounces until it has been determined by Semi-Annual Studies whether more than 500,000 Excess Ounces exist. If any Semi-Annual Study determines that more than 500,000 Excess Ounces exist, Seller shall have the right to exercise the B Warrants as provided above in this Section 4.3. If Seller so exercises the B Warrants, the withheld payments shall be released to and retained permanently by Buyer for its own account. If Seller does not so exercise the B Warrants, the withheld payments shall be released and paid to Seller. If more than 500,000 Excess Ounces have not been determined to exist by any of the Semi-Annual Studies, the withheld payments shall be released and paid to Seller within ten (10) days after Buyer receives the fourth (4th) Semi-Annual Study, and the B Warrants shall terminate and be of no force or effect.

                                       OR

                  (ii) Seller wishes to be paid immediately for all Excess Ounces, in which event Buyer shall pay Seller for same within ten (10) days after receipt of Seller's notice, Seller shall surrender and release to Buyer all of Seller's rights in and to the B Warrants, and Seller shall be deemed conclusively to have elected not to exercise the B Warrants.

         Except as provided otherwise in this Section 4.3, all payments due from Buyer to Seller for Excess Ounces shall be made within thirty (30) days after Buyer's receipt of any Semi-Annual Report that determines the amount of such Excess Ounces. In no event shall Buyer pay Seller, in cash or credits through Seller's exercise of the B Warrants, more than once for any Excess Ounce.

          4.4 Additional Payments or Royalty Based on Annual Studies.

          (a) Payments in the Event of 500,000 or More Excess Ounces in Addition to Those Established by Semi- Annual Studies: If any of the first three (3) Annual Studies (the first of which shall be prepared during the annual period commencing two years after the effective date of this Agreement) determines that there are 500,000 or more Excess Ounces in addition to the Excess Ounces established by the Semi-Annual Studies and previously paid for ("additional Excess Ounces") , then within thirty (30) days after completion of such Annual Study, Buyer shall pay Seller Thirty Dollars ($30.00) for each such additional Excess Ounce; provided, however, that Buyer shall not be required to pay for any Excess Ounce for which it previously paid.

           (b) Royalty if Less than 500,000 Additional Excess Ounces: If at least 500,000 additional Excess Ounces have not been determined to exist by completion of the third Annual Study, Buyer shall cause the Companies to pay Seller a production royalty of 7.5% of Net Smelter Returns on all such additional Excess Ounces: (x) for which it has not previously made a payment pursuant to Section 4.3; and (y) when and if such additional Excess Ounces are actually produced and sold. The production royalty on such Excess Ounces shall be subject to and governed by the applicable provisions of Schedule 1 hereto.

           (c) Royalty After Third Annual Study: Buyer shall pay the production royalty as described in Section 4.4(b) above on all additional Excess Ounces established after the third Annual Study, to the extent that it has not previously paid for same by payment or royalty.

           4.5 Premium Payments. Buyer shall pay Seller a premium for each Excess Ounce if, on the Date of Production of that Excess Ounce, the Spot Price for that ounce is $450.00 or more. The premium shall be paid within ten (10) days after the Date of Production for that Excess Ounce, calculated as follows:

             Spot Price per Ounce        Premium Per Ounce
             --------------------        -----------------
             $450.00 to $499.99                $3.00
             $500.00 to $549.99                $5.00
             $550.00 to $599.99                $7.00

And for each similar increase of $50.00 in the Spot Price over $599.99, Buyer shall pay Seller an increase in the above $7.00 premium of $2.00 per ounce.

             4.6 Production Royalty on Copper and Silver. Buyer shall cause the Companies to pay Seller a production royalty of five percent (5%) of Net Smelter Returns on all copper and silver produced and sold from the Properties by Buyer or the Companies for its or their benefit. This production royalty shall be subject to and governed by the applicable provisions of
Schedule 1 hereto.

             4.7 Quiroga Agreement. Buyer agrees to comply, or to cause the Companies to comply, with the requirements of Seller set forth in Article Third, paragraphs (iv) , (iv) (a) and (iv) (b) of the Quiroga Agreement. Seller and Buyer agree that Buyer's willingness to enter into the Option Agreement was based in part upon its understanding that, in order to comply with said requirements of the Quiroga Agreement, payments of Four Dollars ($4.00) per ounce of gold would be payable only for gold established as Reserves from the Properties in excess of 500,000 ounces, up to a maximum of Three Million Dollars ($3,000,000). If Buyer or the Companies, in order to comply with said requirements of the Quiroga Agreement, are required to make any payments sooner or in excess of those that Buyer understood would be due, as described above, Seller agrees to reimburse Buyer for such payments within fifteen (15) days after receipt from Buyer of a written request for same. If Buyer subsequently is relieved of a payment to Sr. Quiroga that Buyer understood would be due, as described above, by reason of an earlier payment for which it was reimbursed by Seller, Buyer shall remit that relieved payment to Seller. Seller's reimbursement obligations to Buyer under this Section 4.7 shall be guaranteed personally and unconditionally in writing by Larry B. Barnes, Frank

B. Barnes and Henry J. Williams. Delivery of all such guarantees to Buyer, in form and substance satisfactory to Buyer, is an express precondition to Buyer's agreement to perform its obligations as set forth in this Section 4.7. One-half (1/2) of the payments otherwise due Sr. Quiroga pursuant to the Quiroga Agreement shall be made by Buyer to Seller in payment of the debt owed by Sr. Quiroga to Mr. Barnes until that debt has been paid in full; provided and on the condition that Seller shall have provided to Buyer an instrument executed by Sr. Quiroga, in form and substance reasonably satisfactory to Buyer, confirming that such payments are to be so made to Seller. Seller represents that, as of June 1, 1996, the balance of that debt was $607,457 ($446,657 in principal and $160,000 in accrued interest). All such payments to Seller by Buyer shall be credited against the payments due Sr. Quiroga under the Quiroga Agreement. Buyer shall not assume any obligations under the Quiroga Agreement, other than as expressly set forth in this Section 4.7.

         4.8     Covenants in Connection with Special Warrants.

                 (a) Buyer will use its reasonable best efforts to obtain all necessary regulatory consents to the issuance of the A Warrants and the B Warrants.

                 (b) Buyer will use its reasonable best efforts duly, punctually and faithfully to fulfill all legal requirements for the creation and issuance of the A Warrants and the B Warrants, including without limitation the compliance with all applicable securities legislation to enable these warrants to be issued in accordance with this Agreement.

             (c) Buyer will use its reasonable best efforts to obtain on or before July 24, 1996 a receipt from the British Columbia and Ontario Securities Commissions for the final version of a prospectus relating to the distribution of the Warrants issuable upon exercise of the Special Warrants and the distribution of the common shares of Granges Inc. upon exercise of the Warrants.

             (d) Buyer will use its reasonable best efforts duly and punctually to perform all obligations pertaining to the Special Warrants to be performed by it under this Agreement and the Indenture.

5.  Seller's and Buyer's Representations and Warranties.

             5.1 Representations and Warranties from Option Agreement. All representations and warranties of Buyer and Seller in the Option Agreement are incorporated herein by reference.

             5.2 Additional Representations, Warranties and Covenants of Buyer.

             (a) Buyer's Stock. On the date of this Agreement, the authorized capital stock of Buyer consists of __________ shares of common stock, __________ shares of which are issued and outstanding, none of which are held in Buyer's treasury. All of the A Warrant Shares and the B Warrant Shares have been duly authorized for issuance and reserved therefore and, when issued, shall be validly issued, fully paid and nonassessable shares of capital stock of Buyer, free and clear of all liens, charges and encumbrances. There does not exist any preemptive right in favor of any person with respect to any of such shares, and no Person has any agreement or any option, right or privilege capable of becoming an agreement, for the purchase, subscription of issuance of any of the A Warrant Shares or the B Warrant Shares or any securities convertible or exchangeable for such shares.

                 (b) Financial Statements and Reports. Buyer has provided to Seller the audited financial statements (or balance sheets) of Buyer as of December 31, 1995 and December 31, 1994, and the related statements of income and retained earnings and statement of cash flow for the fiscal years then ended as well as the unaudited financial statement of Buyer as of March 31, 1996. Such financial statements the notes thereto were prepared in accordance with the books and records of Buyer and fairly and accurately present the financial condition and results of the operations of Buyer at the date and for the periods covered thereby all in accordance with generally accepted accounting principles consistently applied. None of those financial statements contained, as of its date, giving effect to any amendments, any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the balance sheets included in such financial statements (including any related notes) presents fairly and accurately in all material respects the financial position of the Buyer as of its date and the financial statements (including any related notes) present fairly and accurately in all material respects the results of operations, changes in financial position, cash flows and changes in stockholders' equity, as the case may be, of Buyer for the periods therein set forth, subject, in the base of unaudited financial statements, to normal year-end audit adjustments, in each case in accordance with generally accepted accounting principles consistently applied during the periods involved (except as otherwise stated therein or in the report of Buyer's independent auditors with respect to such audited financial statements).

                 (c) Absence of Material Changes. Since December 31, 1995, there has not been (except to the extent previously disclosed by Buyer to Seller) :

                     (i) any material adverse change, however caused, in the business, assets, liabilities (actual or contingent) , results of operations, prospects, financial or other condition or operations of Buyer;

                     (ii) any change in Buyer's authorized or actual equity capitalization;

                     (iii) any damage, destruction or casualty loss, materially and adversely affecting the business, assets, liabilities (actual or contingent) , results of operations, prospects, or financial or other condition or operations of Buyer, whether or not insured;

                     (iv) any incurrence by Buyer of long-term debt or any other material liability or obligation, actual or contingent, other than current liabilities incurred in the ordinary and usual course of business of Buyer consistent with past practices;

                     (v) entry into, or agreement or commitment to enter into, any agreement, commitment or transaction by Buyer (including, without limitation any borrowing, capital expenditure or financing or any amendment, modification or termination of any existing agreement, commitment or transaction) other than in the ordinary and usual course of business of Buyer consistent with past practices;

                     (vi) acquisition or disposition of, or entry into any agreement by Buyer with respect to the acquisition or disposition of a significant amount of its assets; or

                     (vii) any agreement with respect to any of the foregoing.

                 (d) Buyer's Conduct of Operations. Buyer shall exercise diligent efforts to see that the activities and operations performed by Buyer while it or any Affiliate holds or owns the Properties are performed in a good and workmanlike manner and in accordance with sound mining and engineering practices. In carrying out any such activities and operations, Buyer shall exercise diligent efforts to comply with all Legal Requirements pertaining thereto and to the Properties. Buyer agrees that, so long as it or any Affiliate holds or owns the Properties, Buyer shall exercise diligent efforts to take all reasonable actions within its control that are necessary to maintain the concessions in good standing, and shall exercise diligent efforts to not take any action with respect to the Companies that will have any adverse impact on title to the concessions or the ability to conduct operations on the Properties. Unless otherwise required by the concessions, Buyer shall not be required to mine, preserve, or protect in its mining operations any ores, leachates, precipitates, concentrates or other products containing ores, minerals or metals which, under good mining practices, cannot be mined or shipped at a reasonable profit (as determined by Buyer in its sole and exclusive discretion, reasonably exercised) to Buyer at the time encountered. Any decision as to the manner and form in which ores or other products containing minerals or metals are to be sold shall be made by Buyer in its sole discretion.

                 (e) Commingling of Ores. Buyer shall have the right of mixing or commingling, either underground, at the surface, or at processing plants or other treatment facilities, any material containing ores, minerals or metals mined or extracted from the Properties with any similar substances derived from other lands or properties, provided that the commingling is accomplished only after the material has been fairly and accurately weighed and sampled.

                 (f) Sampling, Assay, and Analysis. Any determination of weight, volume, moisture content, amenability, or pay metal or mineral content, and any sampling and analysis by Buyer, shall be binding upon Seller if made in accordance with sound mining and metallurgical practices and standard sampling and analysis procedures prevailing in the mining and milling industry.

                 (g) Ore Processing. All determinations with respect to: (I) whether ore will be beneficiated, processed or milled by Buyer or sold in a raw state, (ii) the methods of beneficiating, processing or milling any such ore,
(iii) the constituents to be recovered therefrom, and (iv) the purchasers to whom any ore, minerals or mineral substances may be sold, shall be made by Buyer in its sole and absolute discretion.

                 (h) Operations by Affiliates. Buyer hereby agrees that all of the obligations pertaining to the activities or operations of Buyer referred to herein will ably and be binding whether such operations and activities are engaged in by Buyer or any Affiliate (including without limitation either of the Companies).

             5.3 Additional Representations and Warranties by Seller.

                 (a) Financial Statements and Reports. Seller has provided to Buyer the audited financial statements (or balance sheets) of Seller and of the Companies as of June 30, 1994 and March 31, 1996, and the related statements of income and retained earnings and statement of cash flow for the fiscal years then ended, as more particularly described in Section 3.1.G of the Option Agreement. Such financial statements and the notes thereto were prepared in accordance with the books and records of Seller and of the Companies and fairly and accurately present the financial condition and results of the operations of Seller and of the Companies at the date and for the periods covered thereby all in accordance with generally accepted accounting principles consistently applied. None of those financial statements contained, as of its date, giving effect to any amendments, any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the balance sheets included in such financial statements (including any related notes) presents fairly and accurately in all material respects the financial position of the Seller and of the Companies as of its date and the financial statements (including any related notes) present fairly and accurately in all material respects the results of operations, changes in financial position, cash flows and changes in stockholders' equity, as the case may be, of Seller and of the Companies for the periods therein set forth, subject, in the base of unaudited financial statements, to normal year-end audit adjustments, in each case in accordance with generally accepted accounting principles consistently applied during the periods involved (except as otherwise stated therein or in the report of Seller's independent auditors with respect to such audited financial statements). As used with respect to the Companies, the term "generally accepted accounting principles" means those accounting principles generally applied by certified public accountants in Venezuela.

                 (b) Absence of Material Changes. Since March 31, 1996, there has not been (except to the extent previously disclosed by Seller to Buyer) :

                     (i) any material adverse change, however caused, in the business, assets, liabilities (actual or contingent) , results of operations, prospects, financial or other condition or operations of the Companies;

                     (ii) any change in the Companies' authorized or actual equity capitalization;

                     (iii) any damage, destruction or casualty loss, materially and adversely affecting the business, assets, liabilities (actual or contingent) , results of operations, prospects, or financial or other condition or operations of the Companies, whether or not insured;

                     (iv) any incurrence by the Companies of long-term debt or any other material liability or obligation, actual or contingent, other than current liabilities incurred in the ordinary and usual course of business of the Companies consistent with past practices;

                     (v) entry into, or agreement or commitment to enter into, any agreement, commitment or transaction by the Companies (including, without limitation any borrowing, capital expenditure or financing or any amendment, modification or termination of any existing agreement, commitment or transaction) other than in the ordinary and usual course of business of the Companies consistent with past practices;

                     (vi) acquisition or disposition of, or entry into any agreement by the Companies with respect to the acquisition or disposition of a significant amount of its assets; or

                     (vii) any agreement with respect to any of the foregoing.

6.  Conditions Precedent.

             6.1 Conditions to Seller's Obligations. The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the following conditions:

             (a) Accuracy of Representations. The representations of Buyer in this Agreement or in any Transaction Document shall be true and accurate at and as of Closing with the same effect as if made at and as of Closing, except as affected by the transactions contemplated hereby.

                 (b) Performance of Agreements. Buyer shall have performed all obligations and agreements and complied with all covenants in this Agreement or in any Transaction Document to which it is a party to be performed and complied with by it at or before Closing.

                 (c) Officer's Certificate. Seller shall have received a certificate executed by an executive officer of Buyer, dated as of Closing, reasonably satisfactory in form and substance to Seller certifying that the conditions stated in Sections 5.1(a) and 5.1(b) have been satisfied.

                 (d) Legal Proceedings. There shall be no Legal Requirement, and no Judgement shall have been entered and not vacated by any Governmental Authority of competent jurisdiction in any Litigation or arising therefrom, which enjoins, restrains, makes illegal or prohibits consummation of the transactions contemplated hereby or by any Transaction Document.

                 (e) Opinion of Buyer's Counsel. Seller shall have received the opinions of Ladner Downs, Vancouver, British Columbia, counsel to Buyer, dated as of Closing, in the form of Schedules 2A and 2B.

                 6.2 Conditions to Buyer's Obligations. The obligations of Buyer to consummate the transactions contemplated by this Agreement are subject to the following conditions:

                 (a) Accuracy of Representations. The representations of Seller in this Agreement or in any Transaction Document shall be true and accurate at and as of Closing with the same effect as if they were made at and as of Closing, except as affected by the transactions contemplated hereby.

                 (b) Performance Of Agreements. Seller shall have performed all obligations and agreements and complied with all covenants in this Agreement or in any Transaction Document to which it is a party to be performed and complied with by it at or before Closing.

                 (c) Officer's Certificate. Buyer shall have received a certificate executed by an executive officer of Seller, dated as of Closing, reasonably satisfactory in form and substance to Buyer, certifying that the conditions stated in Sections 5.2(a) and 5.2(b) have been satisfied.

                 (d) Legal Proceedings. There shall be no Legal Requirement, and no Judgment shall have been entered and not vacated by any Governmental Authority of competent jurisdiction in any Litigation or arising therefrom, which (i) enjoins, restrains, makes illegal or prohibits consummation of the transactions contemplated hereby or by any Transaction Document, (ii) requires separation of all or any of the Company, or of a significant portion of the assets or properties of the Company after Closing, or (iii) could have a material adverse effect upon the operations or financial condition of the Company. There shall be no Litigation pending before any Governmental Authority of competent jurisdiction, or threatened, seeking, or which if successful would have the effect of, any of the foregoing.

             (e) Opinion of Seller's Counsel. Buyer shall have received the opinion of Davis, Graham & Stubbs LLP, counsel to Seller, dated as of Closing, in the form of Schedule 3.

7.  Indemnification.

             7.1 Indemnification by Seller. Subject to the limitations set forth at the end of this Section 7.1, Seller shall indemnify and hold harmless Buyer, its Affiliates, their respective officers and directors, employees, agents and representatives and any Person claiming by or through any of them, from and against any and all Losses arising out of or resulting from:

                 (i) any representations and warranties of Seller in this Agreement or in any Transaction Document not being true and accurate when made or when required by this Agreement or any Transaction Document to be true and accurate, the result of which has a Material Adverse Effect (as defined in the Option Agreement) upon Buyer; or

                 (ii) any failure by Seller to perform any of its covenants, agreements or obligations in this Agreement or in any Transaction Document; or

                 (iii) all liabilities or obligations of or arising out of the activities of Seller and its Affiliates, whether prior or subsequent to Closing, except only liabilities and obligations of the Companies relating to, or arising out of their activities during, periods subsequent to Closing.

             Provided, however, that more than five (5) years from and after the Closing, Buyer shall not pursue a claim against Seller for indemnification hereunder except as a setoff against amounts otherwise owing or to be payable to Seller, whether pursuant to this Agreement, the Option Agreement or otherwise; and provided further that Buyer shall not pursue a claim against Seller for indemnification unless, at the time that the Losses at issue occur, Buyer holds a direct or indirect interest in the Properties (whether through ownership of an interest in the Companies or otherwise).

             7.2 Indemnification by Buyer. From and after Closing, Buyer shall indemnify and hold harmless Seller, its Affiliates, officers and directors, agents and representatives and any Person claiming by or through any of them, as the case may be, from and against any and all Losses arising out of or resulting from:

                 (i) any representations and warranties of Buyer in this Agreement or in any Transaction Document not being true and accurate when made or when required by this Agreement or any Transaction Document to be true and accurate, the result of which has a material adverse effect upon Seller; or

                 (ii) any failure by Buyer to perform any of its covenants, agreements or obligations in this Agreement or in any Transaction Document; or

                 (iii) all liabilities and obligations of the Companies relating to, or arising out of their activities during, periods subsequent to Closing, except to the extent that such liabilities or obligations relate to or arise out of a breach by Seller of any representation, warranty or covenant under this Agreement or any Transaction Document.

             7.3 Indemnification Against Third Party Claims. Promptly after receipt by a Person entitled to indemnification hereunder (the "Indemnitee") of written notice of the assertion or the commencement of any Litigation with respect to any matter referred to in Sections 7.1 or 7.2, the Indemnitee shall give written notice thereof to the party from whom indemnification is sought pursuant hereto (the "Indemnitor") and thereafter shall keep the Indemnitor reasonably informed with respect thereto, provided that failure of the Indemnitee to give the Indemnitor notice as provided herein shall not relieve the Indemnitor of its obligations hereunder. In case any Litigation is brought against any Indemnitee, the Indemnitor shall be entitled to participate in (and at the request of the Indemnitee shall assume) the defense thereof with counsel satisfactory to the Indemnitee at the Indemnitor's expense. If the Indemnitor, at the Indemnitee's request, shall assume the defense of any Litigation, it shall not settle the Litigation unless the settlement shall include as an unconditional term thereof the giving by the claimant or the plaintiff of a release of the Indemnitee, satisfactory to the Indemnitee, from all liability with respect to the such Litigation.

8.  Miscellaneous.

             8.1 Expenses. Each of the parties shall pay its own expenses and the fees and expenses of its counsel, accountants and other experts; provided, however, that if any Litigation between Seller and Buyer with respect to this Agreement or the transaction contemplated hereby shall be resolved or adjudicated by a Judgment of any Court, the party prevailing under such Judgment shall be entitled, as part of such Judgment, to recover from the other party its reasonable attorneys' fees and costs and expenses of litigation.

             8.2 Waivers. No action taken pursuant to this Agreement, including any investigation by or on behalf of any party hereto, shall be deemed to constitute a waiver by the party taking the action of compliance with any representation, warranty, covenant or agreement herein or in any Transaction Document. The waiver by any party hereto of any condition or of a breach of another provision of this Agreement or any Transaction Document shall not operate or be construed as a waiver of any other condition or subsequent breach. The waiver by any party of any of the conditions precedent to its obligations under this Agreement shall not preclude it from seeking redress for breach of this Agreement other than with respect to the condition so waived.

             8.3 Finders. Buyer and Seller shall each indemnify and hold the other harmless from and against any and all Losses arising from any employment by it of, or services rendered to it by, any finder, broker, agency or other intermediary in connection with the transactions contemplated hereby or any allegation of any such employment or services.

             8.4 Notices. All notices and other communications under this Agreement shall be in writing and shall be given to the appropriate party at its address or facsimile number given below (or at such other address or facsimile number for such party as shall have been specified by notice given in compliance with this section) , by any of the following methods: (i) personal delivery;

(ii) facsimile transmission (with a contemporaneous mailing as provided in this Section, which shall not alter the effectiveness or timing of the notice or communication by facsimile transmission) ; (iii) registered or certified mail, postage prepaid, return receipt requested; or (iv) overnight delivery service.

         If to Seller:

         L.B. Mining Co.
         1401 Shoreline Drive
         P.O. Box 2797
         Boise, ID 83701
         Telecopy: (208) 345-7028

         With a copy to:

         Randall E. Hubbard, Esq.
         Davis, Graham & Stubbs LLP
         370 17th Street, Suite 5200
         Denver, CO 80202-5638
         Telecopy: (303) 893-1379

         and

         David J. Cowan, Esq.
         Clark, Wilson
         Hong Kong Bank of Canada Building
         800-885 West Burrard Street
         Vancouver, Canada V6C 3H1
         Telecopy: (604) 687-6314

         If to Buyer:

         Granges Inc.
         370 17th Street, Suite 3000
         Denver, CO 80202
         Telecopy: (303) 629-2499

         With copies to:

         Randy L. Parcel, Esq.
         Parcel, Mauro, Hultin & Spaanstra, P.C.
         1801 California Street, Suite 3600
         Denver, CO 80202
         Telecopy: (303) 295-3040

         and

         Bill Sirett, Esq.
         Ladner Downs
         1200 Waterfront Centre
         200 Burrard Street
         P. O. Box 48600
         Vancouver, Canada V7X 1T2
         Telecopy: (604) 687-1415

Each notice or communication shall be effective (i) upon actual receipt thereof by the addressee, or (ii) upon actual delivery thereof to the appropriate address, or (iii) in the case of facsimile transmission, upon transmission thereof by the sender and issuance by the transmitting machine of a confirmation slip confirming that the number of pages constituting the notice or communication have been transmitted without error.

             8.5 Entire Agreement; Amendments. This Agreement and Transaction Documents embody the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect thereto. This Agreement may not be modified orally, but only by an agreement in writing signed by the party or parties against whom any waiver, change, amendment, modification or discharge may be sought to be enforced.

             8.6 Binding Effect; Benefits. This Agreement shall inure to the benefit of and will be binding upon the parties hereto and their respective heirs, legal representatives, successors and permitted assigns subject to Section 8.16 below.

             8.7 Headings and Exhibits. The section and other headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. References to Schedules shall, unless otherwise indicated, refer to the Schedules attached to this Agreement, which shall be incorporated in and constitute a part of this Agreement by such reference.

             8.8 Counterparts. This Agreement may be executed in any number of counterparts, each of which, when executed, shall be deemed to be an original and all of which together will be deemed to be one and the same Agreement. 8.9 Governing Law. The validity, performance and enforcement of this Agreement and all transaction documents, unless expressly provided to the contrary, shall be governed by the laws of the State of Colorado, without giving effect to the principles of conflicts of law of such state.

             8.10 Jurisdiction. Any action or proceeding against Buyer or Seller relating in any way to this Agreement or any transaction documents or the obligations of any party arising from any of the transactions contemplated herein shall be brought and enforced only in the courts of the State of Colorado or of the United States for the District of Colorado, and Buyer and Seller each irrevocably submit to the jurisdiction of each such court in respect of any such action or proceeding.

             (a) Seller and Buyer each irrevocably waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in the Court of Plenary Civil Jurisdiction of the State of Colorado or the United States District Court for the District of Colorado, and any claim that any such action or proceeding brought in any such court has been brought in an inconvenient forum.

             (b) To the extent that the Agreements contained in Sections 8.10(a) and 8.10(b) are determined by final judgment of any court to be unenforceable, each party agrees that any suit or action against any other party arising from any of the transactions contemplated herein or any of the other transaction documents shall be filed and may proceed only in a state in which the principal office of another party is located unless filed as a counterclaim in a suit or action commenced by another party.

             8.11 Third Parties; Joint Ventures. This Agreement constitutes an agreement solely among the parties hereto and, except as otherwise provided herein, is not intended to and will not confer any rights, remedies, obligations or liabilities, legal or equitable, including any right of employment, on any person (including but not limited to any Company employee or former employee) other than the parties hereto and their respective heirs, legal representatives, successors or assigns, or otherwise constitute any person a third party beneficiary under or by reason of this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the parties hereto partners or participants in a joint venture.

             8.12 Construction. This Agreement has been negotiated by Buyer and Seller and their respective legal counsel, and legal or equitable principles that might require the construction of this Agreement or any provision hereof against the party drafting this Agreement shall not apply in any construction or interpretation of this Agreement.

             8.13 Force Majeure. For purposes of this Agreement, "Force Majeure" shall mean an event beyond the reasonable control of Buyer that prevents or delays it from conducting the activities contemplated by this Agreement, including but not limited to activities pursuant to Exploration Expenditures. Such events shall include but not be limited to acts of God, war, insurrections, action or inaction of governmental agencies, inability to obtain any environmental, operating or other permits or approvals, authorizations or consents, inclement weather conditions, and lack of personnel or equipment, including but not limited to the bridge necessary for access to the Properties. In the event of a Force Majeure, Buyer shall exercise diligent efforts to remove or avoid the Force Majeure, but for so long as Buyer is so prevented or delayed, the running of the periods for the Exploration Expenditure commitment, Semi-Annual and Annual Studies under Sections 4.1 through 4.4 shall be delayed, suspended and extended; provided, however, that in no event shall total accumulated delays, suspensions and extensions exceed one (1) year.

             8.14 Access to Data. For a period of two (2) years following the Closing, Seller shall have full access on a daily basis to geological and exploration data, budget information, drilling reports, core samples, laboratory assays and any other information pertaining to operations, studies, permits applications, titles, concessions, assets or liabilities of the Companies or on or for the benefit of the Properties. Following such two-year period, so long as Buyer or any Affiliate of Buyer holds or own the Properties, representatives of Buyer will meet with representatives of Seller on site on the Properties (or with not less than ten (10) days prior written notice, at another convenient location mutually agreeable to the parties) , not more frequently than monthly, to discuss matters relating to Buyer's current and future operations, including but not limited to geological, exploration and budget information, drilling reports, laboratory assays and any feasibility studies. At such meetings, Seller shall provide to representatives of Seller assay, drilling, trenching and sampling reports relating to the previous month's activities.

             8.15 Area of Interest. In the event that Buyer, Seller, either of the Companies or any other Person that is an Affiliate of any of those entities acquires any right, title or interest in any property or other rights related to exploration, development or mining within a five-mile distance from the exterior boundaries of any of the Properties, then such rights shall become subject to and governed by this Agreement; and the acquiring person or entities shall execute such instruments as are required to accomplish that objective.

             8.16    Assignment; First Offer Right.

             (a) Consent Required. Except for the transfers set forth in
Section 8.16(c) , Buyer may not sell or otherwise convey any portion of the Properties or any controlling interest in the stock of the Companies without the prior written consent of the Seller, which consent shall not be unreasonably withheld. Any such sale or conveyance shall be made subject to all of the terms and conditions of this Agreement.

             (b) First Offer Right. Except as otherwise provided in Section 8.16(c) , if Buyer desires to sell or otherwise convey any portion of the Properties or any controlling interest in the stock of the Companies, Seller shall have a first right of offer as described in this Section 8.16(b).

                 (i) If Buyer desires to sell or otherwise convey ("Transfer") any portion of the Properties or any controlling interest in the stock of the Companies, Buyer shall promptly notify Seller of its intentions. Within ten
(10) days after receipt of that notice, Seller shall notify Buyer whether Seller wishes to purchase that interest and, if so, the price and all other pertinent terms and conditions of a Transfer that would be acceptable to Seller. If Seller fails to send such notice, Buyer shall be free to sell the interest whenever and on whatever terms it wishes. If Seller sends such a notice, Buyer shall have ten (10) days from the date such notice is delivered to notify Seller whether it elects to sell the interest to Seller at the same price and on the same terms and conditions as set forth in Seller's notice. If it does so elect, the Transfer shall be consummated promptly after Buyer's notice of such election is delivered to Seller.

                     (ii) If Buyer fails to so elect within the period provided for in Section 8.16(b) (i) , Buyer shall have ninety (90) days following the expiration of such period to consummate the Transfer to a third party at a price and on terms no less favorable than those offered to Buyer by Seller in the notice described in Section 8.16(b) (i).

                     (iii) If Buyer fails to consummate the Transfer to a third party within the period set forth in section 8.16(b) (ii) , the first offer right of Seller in such offered interest shall be deemed to be revived. Any subsequent proposal by Buyer to Transfer such interest shall be conducted in accordance with all of the procedures set forth in this Section 8.16.

                 (c) Exceptions to Preemptive Right. Sections 8.16(a) and 8.16(b) shall not apply to the following:

                     (i) Transfer by Buyer of any portion of the Properties or any controlling interest in the stock of the Companies to an Affiliate;

                     (ii) Any corporate merger, consolidation, amalgamation or reorganization of Buyer by which the surviving entity shall possess substantially all of the stock, or all of the property rights and interests, and be subject to substantially all of the liabilities and obligations Buyer hereunder; or

                     (iii) The grant by Buyer of a security interest in the Properties or the stock of the Companies.

             8.17 Contracts Pertaining to the Guariche Project. For a period of one (1) year from and after the Closing, all contracts necessary for the implementation of activities Buyer desires to have undertaken in connection with the Properties shall be first discussed with one or more representatives of Seller, but no approval or consent of Seller shall be required in connection with such contracts.

             8.18 Date of Laws. Notwithstanding any provision of this Agreement to the contrary, all representations, warranties and opinions of counsel set forth herein or contemplated hereunder shall be given with the assumption that the applicable governmental laws and regulations and rules of stock exchanges as of dates subsequent to June 7, 1996 shall be the same as existed on June 7, 1996.

    WHEREFORE, Buyer and Seller, by their duly authorized officers, have executed and delivered this Agreement effective as of the date first above written.

                                      SELLER:

                                      L.B. MINING CO.


                                      By:______________________________________
                                          Larry B. Barnes, General Partner

                                      By:______________________________________
                                          Frank B. Barnes, General Partner

                                      By:______________________________________

                                          Henry J. Williams, General Partner

                                      BUYER:

                                      GRANGES INC.

                                      By:______________________________________
                                      Name:____________________________________
                                      Title:___________________________________



                                      By:______________________________________
                                      Name:____________________________________
                                      Title:___________________________________

                                   SCHEDULE 1

                                       TO

                            STOCK PURCHASE AGREEMENT

                      DATED EFFECTIVE ____________, 199___
                                    BETWEEN
                        L.B. MINING CO. AND GRANGES INC.

                               Royalty Provisions

         Unless specified otherwise below, these royalty provisions shall apply to the Net Smelter Returns production royalties on gold, pursuant to Section 4.4(b) of the above-described Stock Purchase Agreement ("Agreement") , and on copper and silver, pursuant to Section 4.6 of the Agreement. All capitalized terms in this Schedule 1 shall have the same meanings specified in the Agreement.

         1. Net Smelter Returns royalties are passive, non-participating interests in severed minerals only and include no interests in minerals in place. These royalties include no executive or management rights to minerals in place. Other than as expressly set forth in the Agreement, Buyer shall not be subject to any obligations or covenants to explore, develop or mine the properties, and all decisions regarding such activities, including without limitation the timing, extent, method and location of such activities (if any) , shall be in the sole and exclusive judgment of Buyer.

         2. Production royalty payments shall be paid by Buyer to Seller on a calendar quarterly basis on or before the twentieth (20th) day following the quarterly period during which each such payment is accrued to Buyer's account. Except to the extent that the provisions of paragraph 4 below apply, production royalties shall accrue to Buyer's account upon final settlement and final payment by the smelter, refinery or other ore buyer to Buyer for the minerals sold and for which a production royalty is payable. All royalty payments shall be by Buyer's check. All production royalty payments shall be accompanied by a statement and settlement sheet showing the quantities and grades of metals, ores, minerals, or materials mined and sold from the Property, proceeds of sale, costs, assays and analyses, and other pertinent information in sufficient detail to explain the calculation of the production royalty payment.

         3. Seller, at its sole election and expense, shall have the right, not more frequently than once annually following the close





                                    SCH 1-1
of each calendar year, to engage a certified public accountant or other representative selected by Seller to conduct an audit of Buyer's accounts relating to payment of the production royalties under the Agreement. Any such audit shall be for a reasonable length of time during regular business hours at the offices where the pertinent records are normally maintained, at a mutually convenient time, upon reasonable notice by Seller. All royalty payments made in any calendar year shall be considered final and in full satisfaction of all obligations of Buyer with respect thereto, unless Seller gives written notice signed by Seller describing and setting forth a specific objection to the calculation thereof within six (6) months following the close of that calendar year. Buyer shall account for any agreed upon deficit or excess in the payment made to Seller by adjusting the next quarterly statement following completion of such audit to account for such deficit or excess.

         4. In the event Buyer elects not to sell any portion of any gold derived from the Properties, but instead elects to have the final product of any such gold credited to or held for its account with any smelter, refiner or broker, such gold shall be deemed to have been sold at the Spot Price on the Date of Production.





                                    SCH 1-2

                                  SCHEDULE 2.A

                                       TO

                            STOCK PURCHASE AGREEMENT

                      DATED EFFECTIVE ____________, 199___
                                    BETWEEN
                        L.B. MINING CO. AND GRANGES INC.

                           OPINION OF BUYER'S COUNSEL

                          [Letterhead of Ladner Downs]
                             ________________, 1996


L.B. Mining Co.
1401 Shoreline Drive
P. O. Box 2797
Boise, ID 83701

         Re:     Stock Purchase Agreement between L.B. Mining Co. and Granges
                 Inc.

Gentlemen:

         We have acted as special counsel for Granges Inc., a Delaware corporation ("Granges") in connection with the transactions contemplated by that certain Stock Purchase Agreement (the "Agreement") dated
______________________, 199___, between L.B. Mining Co., an Idaho general partnership, as "Seller" under that Agreement ("L.B. Mining") , and Granges, as "Buyer" under that Agreement.

         In rendering this Opinion, we have, subject to the limitations described herein, examined and are familiar with the Agreement as well as the Transaction Documents, as defined in the Agreement.

         We also have examined such certificates of public officials, certificates of officers of Granges, and copies and records of corporate documents of Granges as we have deemed relevant and necessary as a basis for our opinion hereinafter set forth. In addition, we have made such other factual investigations as we deemed necessary to enable us to render this Opinion, but we have not conducted investigations with respect to matters stated to our knowledge below except as described below. Knowledge as used herein shall refer to the actual knowledge of the lawyers in this firm who have had significant involvement with the negotiation, execution or delivery of the Agreement and/or of the Transaction Documents. In conducting such examination, we assume the





                                   SCH 2.A-1
genuineness of all signatures, the accuracy of all documents submitted to us as originals and the conformity to originals of all documents submitted to us as certified or reproduced copies. We have also assumed the legal capacity of all persons executing such documents. As to certain matters of fact, we have relied on the certificates of officers of Granges attached hereto and have not made any independent investigations of those facts.

         Based upon the foregoing and subject to the limitations set forth herein, it is our opinion that:

         1. Granges is a corporation duly organized, validly existing, and in good standing under the laws of the Province of British Columbia. Granges is duly authorized to transact business in all jurisdictions where it is required to do so. Granges has all requisite corporate power and authority to own and operate its properties and to carry on its business as now conducted and to enter into and perform the Agreement and other Transaction Documents to which it is a party.

         2. Granges has taken all necessary corporate action to duly authorize the execution and delivery of the Agreement and the Transaction Documents to which it is a party.

         3. The Agreement and the other Transaction Documents to which Granges is a party constitute legal, valid and binding obligations of Granges, enforceable against Granges in accordance with their terms, except as enforceability may be limited by (a) bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or other similar laws affecting the enforcement of creditors' rights generally and (b) general principles of equity (regardless of whether such enforceability is considered in equity or at law).

         The execution and delivery by Granges of the Agreement and the Transaction Documents and the performance of its obligations thereunder (a) will not conflict with, result in a breach of, or constitute a default under, any of the terms, conditions or provisions of the Charter, Certificate or Articles of Incorporation, or By-laws of Granges, (b) will not conflict with any present federal, provincial, state, or, to the best of our knowledge, any local statute, rule or regulation known to us to be binding upon Granges, and
(c) to the best of our knowledge will not conflict with, or result in the breach of the terms, conditions or provisions of, or constitute a default under, or result in any violation of any agreement, instrument, order, judgment or decree to which Granges is a party or otherwise subject.

         4. To the best of our knowledge, no suit, arbitration, action or other proceeding is pending or, to the best of our knowledge, threatened before any court or governmental authority against Granges.





                                   SCH 2.A-2

         Our Opinion is subject to the following limitations and qualifications:

                 A. We assume for purposes of this Opinion that L.B. Mining is duly formed, validly existing and in good standing under its jurisdiction of creation, that the Agreement and the Transaction Documents have been duly authorized, executed, and delivered by L.B. Mining and constitutes its legal, valid and binding obligations, and that it has the requisite power and authority to perform its obligations thereunder.

                 B. The opinions expressed herein are limited in all respects to the laws of the Province of British Columbia.

                 C. The Opinion is given as of the date hereof, and we disclaim any undertaking or obligation to advise L.B. Mining of changes that hereafter may be brought to our attention or to update information provided herein. This Opinion is not to be used, circulated, quoted or otherwise referred to for any other purpose, or relied on by any other person, without our prior written consent.

                                        Very truly yours,


                                        ________________________________





                                   SCH 2.A-3

                                 SCHEDULE 2.B.

                                       TO

                            STOCK PURCHASE AGREEMENT

                      DATED EFFECTIVE ____________, 199___
                                    BETWEEN
                        L.B. MINING CO. AND GRANGES INC.

                           OPINION OF BUYER'S COUNSEL

                          [Letterhead of Ladner Downs]





                                   SCH 2.B-1

                          [LETTERHEAD OF LADNER DOWNS]


                                                                          [Date]



L.B. Mining Co.
12200 E. Briarwood Avenue
Suite 250
Englewood, CO. 80112
U.S.A.

Dear Sirs/Mesdames:

                                 Granges Inc. -
                      Issue of 2,047,938 Special Warrants


                 We have acted as counsel to Granges Inc. (the "Company") in connection with the issue and sale by the Company of 2,047,938 special warrants (the "Special Warrants") to L.B. Mining Co. ("LB") pursuant to the Exploration Purchase Option Agreement (the "Option Agreement") dated as of June 7, 1996 between LB and the Company.

                 The Special Warrants are being issued under the provisions of a special warrant indenture (the "Special Warrant Indenture") between the Company and Montreal Trust Company of Canada (the "Trustee") dated as of June 7, 1996. Subject to adjustment in accordance with the terms of the Special Warrant Indenture, each Special Warrant upon exercise thereof will entitle the holder to receive, without additional payment, one class A common share warrant (the "A Warrants") and a class B common purchase share warrants (the "B Warrants") for each Special Warrant.

                 Each A Warrant will entitle the holder thereof to receive one common share (an "A Warrant Share") in the capital of the company and each B Warrant shall entitle the holder thereof to acquire one common share (a "B Warrant Share" and, together with the A Warrant Shares, collectively the "Underlying Shares") in the capital of the Company in accordance with the terms of a warrant indenture (the "Warrant Indenture") dated as of June 7, 1996 between the Company and the Trustee, subject to adjustment in accordance with the terms of the Warrant Indenture.

                 This opinion is delivered to you pursuant to section ___ of the Option Agreement.

                 Unless otherwise provided for herein, the terms used herein shall have the same meaning as specified in the Option Agreement.

                 We have examined:

         (a)     an executed copy of the Option Agreement;

         (b)     an executed copy of the Special Warrant Indenture;

         (c)     an executed copy of the Warrant Indenture;

         (d)     a specimen form of the certificate for the Special Warrants;

         (e) an executed copy of certificate ___ registered in the name of LB, evidencing and representing 2,047,938 Special Warrants; and

         (f) specimen forms of the certificates for the A Warrants and B Warrants (collectively the "Warrants").

                 We have also examined originals or photostatic or certified copies of such corporate records, contracts and instruments of the Company or other corporations, of such certificates, permits, licenses or orders of public officials, commissions, boards and governmental bodies and authorities, of such certificates of officers or representatives of the Company, the Trustee or other corporations and of such other records, contracts and instruments and we have made such investigations and searches, all as we believe necessary and relevant to enable us to give and as the basis for the opinions set forth herein.

                 For the purposes of our opinion:

         (a) whenever the phrase to "the best of our knowledge" appears in our opinion it means that we have relied only upon the actual knowledge of the members of our firm who have participated in the creation and issuance of the Special Warrants and Warrants and that we have not made any other inquiries within our firm or otherwise;

         (b) relating to matters governed by the laws of jurisdictions other than British Columbia, we have relied upon the opinions of counsel in those jurisdictions, copies of which have been delivered to you today. Those opinions are satisfactory to us in form and substance, and in our opinion you and we are justified in relying thereon. We are solicitors qualified to carry on the practice of law in the Province of British Columbia only and, except to the extent that this opinion is rendered in reliance on such opinions of counsel in other jurisdictions, we express no opinion as to any laws, or matters governed by any laws, other than the laws of the Province of British of Columbia or the federal laws of Canada applicable therein;

         (c)     in paragraph 4, we have relied upon a letter dated     from
                                                                    ----
                 Montreal Trust Company of Canada, the registrar and transfer agent of the common shares, indicating the number of common
                 shares that are issued and outstanding as at       ;
                                                              ------
         (d)     in paragraph 13, we have relied upon a certificate issued by
                 the British Columbia Securities Commission dated    , 1996, as
                                                                  ---
                 to the status of the Company as a reporting issuer under the Securities Act (British Columbia) and a certificate issued by
                 the Ontario Securities Commission dated    , 1996 as to the
                                                         ---
                 status of the Company as a reporting issuer under the Securities Act (Ontario); and

         (e) in paragraph 15 as to matters pertaining to The Toronto Stock Exchange (the "Exchange"), we have relied upon letters from
                 the Exchange dated March 28, 1996 and June    , 1996 (the
                                                            ---
                 "Exchange Letter") relating to the issuance and sale of the Special Warrants and the subsequent issuance of the Warrants and Underlying Shares.

                 As to the questions of fact relevant to this opinion, information with respect to which is in the possession of the Company or other corporations, we have relied upon certificates, reports, opinions or representations of or by an officer or officers of the Company or such other corporations, as the case may be.

                 In our examinations we have assumed:

         (a) the genuineness of all signatures and the authenticity of all documents submitted to us as photostatic, certified or facsimile copies and the authenticity of the originals of photostatic or facsimile copies;

         (b) for the purpose of the opinion expressed in paragraph 5, that the Option Agreement has been duly authorized, executed and delivered by LB;

         (c) that all of the representations, warranties, covenants and acknowledgements of LB as set out in the Option Agreement are true and correct.

                 Based upon the foregoing, we are of the opinion that:

1. The Company has been duly amalgamated and validly exists as a company under the laws of the Province of British Columbia and is in good standing with respect to the filing of its annual returns with the Registrar of Companies for the Province of British Columbia.

2. The Company has the necessary corporate power and capacity to carry on the business which it carries on and to own, lease and operate its properties and assets.

3. The Company has the necessary corporate power and capacity to enter into the Option Agreement, the Special Warrant Indenture and the Warrant Indenture (collectively, the "Documents") and to observe and perform its covenants and obligations thereunder, to create and issue the Special Warrants, to create and issue the Warrants issuable upon the exercise or deemed exercise of the Special Warrants and to issue the Underlying Shares issuable upon the exercise of the Warrants.

4. The authorized capital of the Company consists of 1,500,000,000 shares divided into 750,000,000 common shares without par value and
         750,000,000 preferred shares without par value, of which       a common
                                                                  ------
         shares are issued and outstanding as of the close of business     on as
                                                                       ----
         fully paid and non-assessable shares and      preferred shares are
                                                  ----
         issued and outstanding as at the close of business on             .
                                                               ------------

5. The Documents have each been duly authorized by all necessary corporate action on the part of the Company, have been duly executed and delivered by and on behalf of the Company, are each valid and legally binding upon the Company and are each enforceable in accordance with their respective terms, except as right to indemnity and waiver of contribution thereunder may be limited under applicable law, and subject to Bankruptcy, insolvency and other similar laws of general application affecting the enforcement of creditors' rights and to the availability of equitable remedies being in the discretion of a court of competent jurisdiction.

6. The forms of certificates representing the Special Warrants and the Warrants have been duly approved by the Company and comply with all requirements of the Special Warrant Indenture and Warrant Indenture, respectively.

7. The attributes and characteristics of the Special Warrants and the Warrants conform in all material respects with the descriptions thereof in the Option Agreement

8. The Special Warrants have been duly authorized and created by the Company and validly issued in accordance with the provisions of the Special Warrant Indenture and the Special Warrant Certificate evidencing all of the Special Warrants delivered to LB today has been duly executed by the Company and duly certified and delivered by the Trustee in with such provisions, and the Special Warrants constitute valid and legally binding direct obligations of the Company enforceable against the Company, except as rights to indemnity and waiver of contribution thereunder may be limited under applicable law, and subject to bankruptcy, insolvency and other similar laws of general application affecting the enforcement of creditors' rights and to the availability of equitable remedies being in the discretion of a court of competent jurisdiction, and entitle the holders thereof to the benefits of the Special Warrant Indenture.

9. The Warrants issuable upon the exercise or deemed exercise of the Special Warrants have been duly authorized and created by the Company for issuance upon the exercise or deemed exercise of the Special Warrants and such Warrants, when issued pursuant to the Warrant Indenture upon the exercise or deemed exercise of the Special Warrants in accordance with the terms thereof, will be validly issued in accordance with the provisions of the Warrant Indenture and the certificates evidencing such Warrants, when duly executed and delivered by the Company and duly certified and delivered by the Trustee in accordance with such provisions, will constitute valid and binding direct obligations of the Company enforceable against the Company, except as rights to indemnity and waiver of contribution thereunder may be limited under applicable law, and subject to bankruptcy, insolvency and other similar laws of general application affecting the enforcement of creditors' rights and to the availability of equitable remedies being in the discretion of a court of competition jurisdiction, and will entitle the holders thereof to the benefits of the Warrant Indenture.

10. The Underlying Shares issuable upon the exercise or deemed exercise of the Warrants have been duly authorized and allotted for issuance upon the exercise or deemed exercise of the Warrants and such Underlying Shares, when Issued pursuant to the Warrant Indenture upon the exercise or deemed exercise of the Warrants in accordance with the terms thereof, will be validly issued and outstanding as fully paid and non-assessable common shares in the capital of the Company.

11. Neither the execution and delivery of any of the Documents, nor the fulfillment of or compliance with the terms of any of the Document nor the creation and issue of the Special Warrants, nor the issue of the Warrants upon the exercise or deemed exercise of the Special Warrants in accordance with the terms of the Special Warrant Indenture, nor the issue of the Underlying Shares upon the exercise of the Warrants in accordance with the terms of the Warrant Indenture, in any material respect conflicts or will conflict with or results or will result in a breach of or a default under any of the of the Memorandum or Articles of the Company or of any resolutions of the directors or shareholders of the Company or, to the best of our knowledge, of any material license or permit issued to the Company or any essential term of any material agreement or instrument to which the Company is a party or by which the Company is bound or to which any of its properties or assets are subject.

12. Based on the representations and warranties of LB contained in the Option Agreement, the issuance of the Special Warrants by the Company to LB in accordance with the terms of the Option Agreement is exempt from the prospectus requirements of the Securities Act (British Columbia) and no prospectus, offering memorandum or other document is required to be filed, no proceeding is required to be taken and no approval, permit, consent or authorization is required to be obtained by the Company under such securities laws in connection with such issuance, except as specified in the Exchange Letter and except the filing with the British Columbia Securities Commission within 10 days of the date of the issuance of the Special Warrants, of a Form 20 prepared and executed in accordance with the Securities Act (British Columbia) and the rules promulgated thereunder and payment of the applicable fee;

13. Upon the delivery of a final prospectus qualifying the issuance of the A Warrants and B Warrants upon exercise of the Special Warrants to the holder of the Special Warrants in connection with the exercise or deemed exercise of such Special Warrants in accordance with the terms of the Special Warrant Indenture, the Underlying Shares issuable upon the exercise of such Warrants in accordance with the terms of the Warrant Indenture will not be subject to any statutory hold period under the securities laws of the Provinces of British Columbia or Ontario and no prospectus, offering memorandum or other document will be required to be filed no proceeding will be required to be taken and no approval, permit consent or authorization will be required to be obtained by the holder of such Underlying Shares under such securities laws in connection with the resale of such Underlying Shares by such holder in such provinces through an investment dealer or broker who is registered in the respective province under the Securities Act (Ontario) or the Securities Act (British Columbia), as the case may be, and who has complied with the relevant provisions thereof, provided that:

         (a)     in British Columbia:

                 (i) such trade is not from the holdings of a "control person" as defined in subsection l(l) of the Securities Act (British Columbia);

                 (ii) the holder of such Underlying Shares is not an "insider" as defined in subsection l(l) of the Securities Act (British Columbia) at the time of the trade such that it would be required to file reports under section 70 of the Securities Act (British Columbia);

                 (iii) the holders of such Underlying Shares does not have, at the time of the trade, beneficial ownership of, or the power to exercise control or direction over, or securities convertible into common shares of the Company (the "Shares") that would constitute, 10% or more of the outstanding Shares such that they would be required to file reports under section 93 of the Securities Act (British Columbia); and

                 (iv) at the time of such trade no order has been issued under any of sections 73, 144(l)(b) or 146 of the Securities Act (British Columbia) in respect of the Shares or Underlying Shares or section 144(l)(c) of the Securities Act (British Columbia) in respect of the Company; and

         (b)     in Ontario:


                 (i) such trade is not a distribution as defined in paragraph (c) of the definition of "distribution" in subsection l(l) of the Securities Act (Ontario);

                 (ii) in the case of a trade of such Underlying Shares, no unusual effort is made to prepare the market or to create a demand for such Underlying Shares no extraordinary consideration is paid respect of the trade and, at the time of the trade the Company is a reporting issuer under the Securities Act (Ontario);

                 (iii) the holder of such Underlying Shares is not an "Insider" of the Company as defined in subsection l(l) of the Securities Act (Ontario); such that it would be required to file reports under section 107 of the Securities Act (Ontario);

                 (iv) the holder of such Underlying Shares does not have, at the time of the resale, beneficial ownership of, or the power to exercise control or direction over, or securities convertible into Shares that would constitute, 10% or more, of the outstanding Shares of the Company such that it would be required to file reports under section 101 of the Securities Act (Ontario); and

                 (v) at the time of such trade, no order has been issued under section 127 of the Securities Act (Ontario) in respect of the Shares or Underlying Shares under section 128 of the Securities Act (Ontario) in respect of the Company.

14. The Company is a reporting issuer under the Securities Act (British Columbia) and is not in default of filing financial statements required to be filed under such Act or the Regulation made thereunder. The Company is also a reporting issuer under the Securities Act (Ontario) and is not included in a list of defaulting reporting issuers maintained under that Act.

15. To the best of our knowledge, there is no pending or threatened action or proceeding against the Company before any court, governmental agency or arbitrator that could have a materially adverse affect upon the financial condition or operation of the company.

16. All documents required to be filed and proceedings required to be taken by the Company prior to the date hereof have been filed and taken in order for the Underlying Shares issuable upon the exercise or deemed exercise of the Warrants to be listed and posted for trading an The Toronto Stock Exchange upon the issuance thereof pursuant to the Warrant Indenture.

                  This opinion is addressed to you solely for your benefit in connection with the issue and delivery of the Special Warrants and the transactions contemplated thereby and may not be transmitted to any other person or relied upon for any other purpose by any other person.

                                  Yours truly

                                   SCHEDULE 3

                                       TO

                            STOCK PURCHASE AGREEMENT

                      DATED EFFECTIVE ____________, 199___
                                    BETWEEN
                        L.B. MINING CO. AND GRANGES INC.

                          OPINION OF SELLER'S COUNSEL

                 [Letterhead of Davis, Graham & Stubbs, L.L.P.]

                             ________________, 1996


Granges Inc.
370 17th Street, Suite 3000
Denver, CO 80202

         Re:     Stock Purchase Agreement between L.B. Mining Co. and Granges
                 Inc.

Gentlemen:

         We have acted as special counsel for L.B. Mining Co., an Idaho general partnership ("L.B. Mining") in connection with the transactions contemplated by that certain Stock Purchase Agreement (the "Agreement") dated ______________________, 199___, between L.B. Mining, as "Seller" under that
Agreement, and Granges Inc., a Delaware corporation, as "Buyer" under that Agreement.

         In rendering this Opinion, we have, subject to the limitations described herein, examined and are familiar with the Agreement as well as the Transaction Documents, as defined in the Agreement.

         We also have examined such certificates of public officials, certificates of the partners of L.B. Mining, and copies and records of partnership documents of L.B. Mining as we have deemed relevant and necessary as a basis for our opinion hereinafter set forth. In addition, we have made such other factual investigations as we deemed necessary to enable us to render this Opinion, but we have not conducted investigations with respect to matters stated to our knowledge below except as described below. Knowledge as used herein shall refer to the actual knowledge of the lawyers in this firm who have had significant involvement with the negotiation, execution or delivery of the Agreement and/or of the Transaction Documents. In conducting such examination, we assume the





                                    SCH 3-1
genuineness of all signatures, the accuracy of all documents submitted to us as originals and the conformity to originals of all documents submitted to us as certified or reproduced copies. We have also assumed the legal capacity of all persons executing such documents. As to certain matters of fact, we have relied on the certificates of partners of L.B. Mining attached hereto and have not made any independent investigations of those facts.

         Based upon the foregoing and subject to the limitations set forth herein, it is our opinion that:

         1. L.B. Mining is a general partnership duly organized, validly existing, and in good standing under the laws of the State of Idaho. L.B. Mining is duly authorized to transact business in all jurisdictions where it is required to do so. L.B. Mining has all requisite partnership power and authority to own and operate its properties and to carry on its business as now conducted and to enter into and perform the Agreement and other Transaction Documents to which it is a party.

         2. L.B. Mining has taken all necessary partnership action to duly authorize its execution and delivery of the Agreement and the Transaction Documents to which it is a party.

         3. The Agreement and the other Transaction Documents to which L.B. Mining is a party constitute legal, valid and binding obligations of L.B. Mining, enforceable against L.B. Mining in accordance with their terms, except as enforceability may be limited by (a) bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or other similar laws affecting the enforcement of creditors' rights generally and (b) general principles of equity (regardless of whether such enforceability is considered in equity or at law).

         The execution and delivery by L.B. Mining of the Agreement and the Transaction Documents and the performance of its obligations thereunder (a) will not conflict with, result in a breach of, or constitute a default under, any of the terms, conditions or provisions of the Articles of Partnership of L.B. Mining (as amended and restated) , (b) will not conflict with any present federal, state, or, to the best of our knowledge, any local statute, rule or regulation known to us to be binding upon L.B. Mining, and (c) to the best of our knowledge will not conflict with, or result in the breach of the terms, conditions or provisions of, or constitute a default under, or result in any violation of any agreement, instrument, order, judgment or decree to which L.B. Mining is a party or otherwise subject.

         4. To the best of our knowledge, no suit, arbitration, action or other proceeding is pending or threatened before any court or governmental authority against L.B. Mining.





                                    SCH 3-2

         Our Opinion is subject to the following limitations and qualifications:

                 A. We assume for purposes of this Opinion that L.B. Mining is duly formed, validly existing and in good standing under its jurisdiction of creation, that the Agreement and the Transaction Documents have been duly authorized, executed, and delivered by L.B. Mining and constitutes its legal, valid and binding obligations, and that it has the requisite power and authority to perform its obligations thereunder.

                 B. The opinions expressed herein are limited in all respects to the laws of the State of Colorado, which for purposes of this opinion we assume are substantially similar to the laws of the State of Idaho.

                 C. The Opinion is given as of the date hereof, and we disclaim any undertaking or obligation to advise Granges of changes that hereafter may be brought to our attention or to update information provided herein. This Opinion is not to be used, circulated, quoted or otherwise referred to for any other purpose, or relied on by any other person, without our prior written consent.

                                        Very truly yours,


                                        ________________________________





                                    SCH 3-3

                                   EXHIBIT E
                                       TO
                   EXPLORATION AND PURCHASE OPTION AGREEMENT
                                    BETWEEN
                 L.B. MINING CO., an Idaho general partnership,
                                      AND
                  GRANGES INC., a British Columbia corporation

                             Effective June 7, 1996


                    ESSENTIAL TERMS OF CONSULTING AGREEMENTS

o        During the Option Period, Mr. Henry J. Williams and Mr. Frank B.
         Barnes (the "Consultants") will provide consulting services to Granges on the Guariche Project as independent contractors.

o During the Option Period, Mr. Williams will devote not less than 50% of his time (i.e., not less than 80 hours a month) and Mr. Barnes will devote not less than 30% of his time (i.e., not less than 48 hours a month) to the provision of consulting services on the Guariche Project; provided that, in any event, the Consultants will devote sufficient time to the Guariche Project to ensure the professional supervision and administration of the Venezuelan Subsidiaries, the full and proper performance by the Venezuelan Subsidiaries of their obligations and work under the Option Agreement and the maintenance and continuing good standing of the Properties.

o For each day during the Option Period that Mr. Williams or Mr. Barnes perform consulting services on the Guariche Project, they shall fill out and provide to Granges a time sheet indicating the number of hours worked and describing the tasks performed.

o Each of the consultants shall be paid $10,000 per month, based upon 22 "full days" of work each month. A "full day" of work is a day in which the Consultant works not less than eight (8) hours. For days during a month in which the Consultant works less than eight (8) hours, the actual hours worked shall be added together and then divided by eight
         (8) to establish "full days" of work. In the event that a Consultant works more or less than 22 "full days" during a month, his compensation will be proportionately increased or decreased from $10,000.

o The services of the Consultant shall be provided as requested and directed by Granges.

o Each of the consultants shall be reimbursed by Granges for out-of-pocket expenses incurred by them in providing





                                    SCH 3-1
          consulting services hereunder upon submission to Granges of documentation reasonably supporting those expenses.

                                   EXHIBIT F
                                       TO
                   EXPLORATION AND PURCHASE OPTION AGREEMENT
                                    BETWEEN
                 L.B. MINING CO., an Idaho general partnership,
                                      AND
                  GRANGES INC., a British Columbia corporation

                             Effective June 7, 1996


            NECESSARY COSTS AND EXPENSES OF VENEZUELAN SUBSIDIARIES

                          [L.B. MINING CO. LETTERHEAD]

CORPORACION MINERA NACIONAL, C.A.
Monthly-Expenses
6 June through 15 December 1996


                                                                            BS                 US$
                                                                       ----------          ----------
1.       Office rent                                                      100,000             $   215
2.       Telephone and telefax                                            650,000               1,398
3.       Electricity - office                                              40,000                  86
4.       Siemens - telephone contract                                      16,297                  35
5.       DHL courier                                                       27,000                  58
6.       Payroll - Guariche                                             3,962,000               8,520
7.       Payroll - Ciudad Bolivar                                       2,074,750               4,462
5.       Insurance                                                              0                   0
9.       Food - Guariche                                                4,020,000               8,645
         Labor force                                2,280,000
         Geologists and staff                       1,200,000
         Drilling team                                540,000
10.      Combustibles - Guariche                                        2,617,466               5,629
11.      Parts and supplies - Guariche                                  1,600,244               3,441
12.      Vehicle expenses - trucks                                        175,000                 376
13.      Office supplies                                                  145,833                 314
14.      Office cleaning and maintenance                                   50,000                 108
15.      Geological supplies                                               93,000                 200
16.      Maps and reports                                                  35,000                  75
17.      Concessions - taxes, special advantages                          123,063                 265
18.      Travel                                                           480,000               1,032
                                                                       ----------             -------
                     Total                                             16,209,653             $34,859
                                                                       ==========             =======



BS 465   US$1
As of 6 June 1996

                          [L.B. MINING CO. LETTERHEAD]

CORPORACION MINERA NACIONAL, C.A.
Special Projects
6 June through 15 December 1996



                                                     BS              US$
                                                 ---------        ---------
1.      Bridge construction-
        for the Guarichito River and
        a small bridge for the Llorona River     4,0009000           $8,602




2.      Organizational-
        formation of three limited
        liability companies for contract
        and service work                           300,000              645



3. Legal-
        preparation of contracts and duties        250,000              538
                                                 ---------           ------
                           Total                 4,550,000           $9,785
                                                 =========           ======





BS   465  US$l
As of 6 June 1996

                          [L.B. MINING CO. LETTERHEAD]

CORPORACION MINERA NACIONAL, C.A.
Total Expenses
6 June through 15 December 1996



                                                       BS                 US$
                                                  -----------        ------------
Monthly expenses, excluding items below            16,209,653            $ 34,859
Air transportation                                 15,863,475              34,115
Ground transportation                                 875,000               1,882
Geological department                               2,557,500               5,500
Professional fees                                     650,000               1,398
                                                  -----------            --------
     Total monthly expenses                        36,155,628              77,754

     Times five months-in period                           x5                  x5
                                                  -----------            --------
Total monthly expenses for five month period      180,778,140             388,768

Special projects                                    4,550,000               9,785

                                                  -----------            --------
     Total expenses for five month period         185,328,140            $398,553
                                                  ===========            ========


BS 465   US$l
As of 6 June 1996

                                   EXHIBIT G
                                       TO
                   EXPLORATION AND PURCHASE OPTION AGREEMENT
                                    BETWEEN
                 L.B. MINING CO., an Idaho general partnership,
                                      AND
                  GRANGES INC., a British Columbia corporation

                             Effective June 7, 1996


                           CONFIDENTIALITY AGREEMENT

January 15, 1996


M. B. Richings
President & CEO
Granges, Inc./(U.S. Inc.)


Attention:       Mike Richings

Re: Confidentiality Agreement Relating to Certain Mining Interests in Venezuela Held by Corporacion Minera Nacional, C.A. and/or L.B. Mining Co.

Gentlemen:

This is in response to discussions concerning your interest in evaluating the possible acquisition of one of more of the following projects (which are hereinafter referred to as the "Projects"), or portions thereof:

        1.      Guariche Mine Area            3.      Los Caribes I, II, IV, V
                Triunfo #1,#2,#5,#6,#7,#9
                                              4.      Los Martillos
        2.      Las Flores #6,#7

                                              5.      Pastora I, II

To make possible this evaluation, Corporacion Minera Nacional, C.A. (hereinafter referred to as "COMINAC") and/or L. B. Mining Co. (hereinafter referred to as "LBM") shall make available to Granges Inc/(US) Inc. (including its subsidiaries and affiliates, hereinafter called the "Company") certain information necessary for review of the Projects, subject to the following conditions:

1. Company agrees for itself, its affiliated entities and the employees and agents thereof, to hold in confidence and not to disclose to any other party, nor make beneficial use of, any knowledge, information, data, or other material (hereinafter referred to collectively as "Proprietary Information") which may be obtained by Company by reason of its discussions and association with regard to the Projects. Said restriction on the use and disclosure of Proprietary Information will apply regardless of the source of such information, whether voluntarily or unintentionally furnished by COMINAC, LBM or their employees or agents. Proprietary Information will be defined to include, but is not limited to, any engineering studies, reserve studies, financial analyses, location and nature of mineral holdings, and sales agreements pertaining to COMINAC's operations as may be provided to Company in the course of said discussions, as well as information relating to COMINAC's policies, interests, and intentions.

Confidentiality Agreement
January 15, 1996
Page 2



However, this Confidentiality Agreement will not apply to information which becomes available as a matter of public knowledge without any breach of this Confidentiality Agreement by company, or is disclosed to Company by third party who did not acquire that information from COMINAC, LBM or their employees or agents under an obligation of confidentiality. This confidentiality restriction will be limited to and for a period of three (3) years, provided that the terms hereof shall be appropriately modified in the event of purchase by Company of any portion of COMINAC's or LBM's interests in the Projects.

2. All Proprietary Information shall remain the property of COMINAC and/or LBM. Upon COMINAC's or LBM's written request, the Company shall return to COMINAC and/or LBM all such Proprietary Information, together with any summaries of or extracts from such Proprietary Information and all copies thereof, which the Company may have in its possession or control. The Company shall also remove all such Proprietary Information from computer storage. The Company shall send a copy of COMINAC's or LBM's request to all persons to whom the Company has disclosed such information.

3. The Company will use the information solely for the purpose of evaluating the possible acquisition by the Company of one or more of the Projects, or portions thereof.

4. The Company shall not disclose such Proprietary Information to any third party, except as may be authorized in writing by COMINAC or LBM. Prior to the disclosure of Proprietary Information to an authorized third party, the Company shall obtain, and retain, the written agreement of that person to be bound by the terms of this Confidentiality Agreement, by having such person sign an agreement as attached in Exhibit "A". The dissemination of such Information within the Company's internal organization shall be limited to those employees whose duties justify their need to know such information and then only upon the basis of a clear understanding by such employees of their obligation to maintain the confidentiality of such Proprietary Information and to restrict the use thereof solely for the purpose of evaluation of the Projects.

5. This Confidentiality Agreement shall also apply with respect to Proprietary Information regarding or provided by any partner, co-venturer or co-tenant (collectively referred to as "Participant") of COMINAC or LBM (or their affiliates) and may be forced by such Participant to extent that such entity may have an interest in a project with COMINAC or LBM (or their affiliates) for which information is submitted hereunder.

6. COMINAC and LBM make no representations of the completeness or accuracy of any of the Proprietary Information, other than that it does not contain any known misstatements of fact, nor any statements or materials which are intended by COMINAC or LBM to be deceptive or misleading. The Company shall rely exclusively upon its own interpretations and evaluations In reaching its conclusions concerning the Projects, and it shall have no recourse against COMINAC or LBM concerning the Proprietary Information other than with regard to known misstatements of fact, or statements or materials which are intended by COMINAC or LBM to be deceptive or misleading.

Confidentiality Agreement
January 15, 1996
Page 3



7. This Confidentiality Agreement will be governed by the laws of the State of Idaho.

If the Company is in agreement with the foregoing conditions, please so indicate on a copy of this Confidentiality Agreement in the space provided and return it to me.



                                           Very truly yours,

                                           CORPORACION MINERA NACIONAL, C.A.

                                           By  /s/ FRANK B. BARNES
                                             -----------------------------------
                                           Title  President
                                                --------------------------------

                                           L. B. MINING COMPANY

                                           By  /s/ JERRY WILLIAMS
                                             -----------------------------------
                                           Title  Partner
                                                --------------------------------



Accepted and Agreed to this
 l5   day of January, 1996 .
-----        -------    ----



GRANGES INC. /(U.S.) INC.
-----------------------------------

By /s/ M. B. RICHINGS
  ---------------------------------
Title President & CEO
      -----------------------------

                                  EXHIBIT "A"

                           CONFIDENTIALITY AGREEMENT

         The undersigned hereby acknowledges that he/she has read the attached Confidentiality Agreement between Corporacion Minera Nacional, C.A., L. B.
Mining Co. and                                and that he/she understands and
               -------------------------------
agrees to be bound by the terms thereof.

         The undersigned will not disclose Proprietary Information referred to in the Confidentiality Agreement to anyone not authorized by Corporacion Minera Nacional, C.A. or L. B. Mining Co.




         Executed this            day of          1994, at
                      ------------       ---------         ---------------------
State of                                 .
        ---------------------------------



                                             -----------------------------------
                                                        Signature

                                             -----------------------------------
                                                    Print or Type Name

                                   EXHIBIT H
                                       TO
                   EXPLORATION AND PURCHASE OPTION AGREEMENT
                                    BETWEEN
                 L.B. MINING CO., an Idaho general partnership,
                                      AND
                  GRANGES INC., a British Columbia corporation

                             Effective June 7, 1996


                               QUIROGA AGREEMENT

Between ANTONIO QUIROGA VAZQUEZ, Venezuelan, of legal age, domiciled in the City of Puerto La Cruz, District of Sotillo, State of Anzoategui and bearer of identity card No 2.061.890 (hereinafter referred to as "SELLER"), as party of the first part and L.B. MINING, a corporation constituted and existing under the laws of the State of Idaho, United States of America, with its principal offices located at 1401 Shoreline Drive, Boise, Idaho (hereinafter referred to as "THE BUYER"), as party of the second part, represented in this act by Messrs. FRANK B. BARNES and HENRY J. WILLIAMS, United States citizens, of legal age and bearers of passport Nos 072907206 and 034272032, respectively, it has been agreed upon to celebrate a share purchase contract of the COMPANIES, as they are defined below and which will be governed by the following clauses:

ARTICLE FIRST: DEFINITIONS

For the purposes of this contract, the following terms will have the meanings indicated below:

(i) COMPANIES shall mean: (a) CORPORACION MINERA NACIONAL, C.A. (COMINAC), commercial corporation domiciled in the City of Ciudad Bolivar and registered with the First Court of First Instance in Civil and commercial matters of the First Circuit of the Judicial Circumscription of the State of Bolivar on May 27, 1966, under No 234, Commercial Registry No 78; (b) INVERSIONES JAJOPIRE, C.A., commercial corporation domiciled in the City of Caracas and registered with the Commercial Registry Office of the Judicial Circumscription of the Federal District and State of Miranda on December 8, 1982, under No 37, Volume 153-A Second; (c) AEROMINAS, COMPANIA ANONIMA, commercial corporation domiciled in the City of Ciudad Bolivar and registered with the Court of First Instance in Civil and Commercial Matters of the Judicial Circumscription of the State of Bolivar, on December 16, 1979, under No 15, Commercial Registry No 155; (d) MINERA RIVER GOLD, S.A., commercial corporation domiciled in the City of Caracas and registered with the Commercial Registry Office of the Judicial Circumscription of the Federal District and State of Miranda on January 6, 1990,
under No 22, Volume 30-A First; (e) ARRENDADORA 5.000, C.A., commercial corporation domiciled in the City of Caracas and registered with the Commercial registry Office of the Judicial Circumscription of the Federal District and State of Miranda on June 22, 1989, under No 52, Volume 105-A Second; and (f) MINERIA LOS FRIJOLES "MINERFRICA", C.A., commercial corporation domiciled in the City of Caracas and registered with the Commercial registry Office of the Judicial Circumscription of the Federal District and State of Miranda on April 17, 1989, under No 22, Volume 20-A First.

(ii) SHARES shall mean: (a) fifty one thousand (51,000) nominative shares representing fifty one percent (51%) of the corporate stock of CORPORACION MINERA NACIONAL, C.A. (COMINAC); (b) fifty seven thousand and five (57,005) nominative shares representing sixty five percent (65%) of the corporate stock of INVERSIONES JAJOPIRE, C,A.; two thousand forty (2,040) nominative shares representing fifty one percent (51%) of the corporate stock of AEROMINAS, COMPANIA ANONIMA; (d) twenty nine thousand nine hundred (29,900) nominative shares representing sixty five percent (65%) of the corporate stock of MINERA RIVER GOLD, C.A.; (e) sixteen thousand three hundred and twenty (16,320) nominative shares representing fifty one percent (51%) of the corporate stock of ARRENDADORA 5.000, C.A.; and (f) two thousand six hundred (2,600) nominative shares representing forty percent (40%) of the corporate stock of MINERIA LOS FRIJOLES "MINERFRICA", C.A.

(iii) CONCESSIONS shall mean the mining concessions granted to the COMPANIES and to EUGENIO QUIROGA GONZALEZ by the Ministry of Energy and Mines and which are described in Schedule "1", annexed to this contract and forming an integral part hereof.

(iv) CONTRACTS shall mean the contracts subscribed to with the CORPORACION VENEZOLANA DE GUAYANA ("CVG"), which the COMPANIES are parties to and which are described in Schedule "2", annexed to this contract and forming an integral part hereof.

ARTICLE SECOND: PURCHASE OF SHARES

Subject to the terms and conditions of this contract, SELLER hereby sells, assigns and transfers the SHARES to the BUYER and the BUYER accepts them. SELLER assigns and transfers the SHARES through the execution of the corresponding share transfer entries in the shareholder registry books of the COMPANIES.

ARTICLE THIRD: PRICE

The sales price of the SHARES is the amount of FIVE MILLION DOLLARS OF THE UNITED STATES OF AMERICA (US$ 5,000,000.00), which the BUYER will pay SELLER in the following manner:

(i) The amount of ONE HUNDRED THOUSAND DOLLARS OF THE UNITED STATES OF AMERICA (US$ 100,000.00), in the following manner, (a) FIFTY THOUSAND DOLLARS OF THE UNITED STATES OF AMERICA (US$ 50,000.00), which have already been paid to SELLER on January 14, 1993 and (b) FIFTY THOUSAND DOLLARS OF THE UNITED STATES OF AMERICA (US$ 50,000.00), which will be paid to SELLER in this act by means of cheque No 164 of the First Security Bank of Idaho.

(ii) The amount of FOUR HUNDRED THOUSAND DOLLARS OF THE UNITED STATES OF AMERICA (US$ 400,000.00), which will be paid on February 22, 1993.

(iii) The amount of ONE MILLION FIVE HUNDRED THOUSAND DOLLARS OF THE UNITED STATES OF AMERICA (US$ 1,500,000.00), which will be paid an June 22, 1993.

(iv) The amount of THREE MILLION DOLLARS OF THE UNITED STATES OF AMERICA (US$ 3,000,000.00). Said amount will be paid by the BUYER to SELLER if the proven reserves that are suspected to exist in the rock deposits of the El Triunfo Concessions: Section Number One of El Triunfo, Section Number Two of El Triunfo, Triunfo I-1, Triunfo I-2, Triunfo II-1, Triunfo II-2, Triunfo I-II, Section Number 5 of El Triunfo, Section Number 6 of El Triunfo, Section Number 7 of El Triunfo and Section Number 9 of El Triunfo, which are the property of Corporacion Minera Nacional, C.A. (COMINAC), Aerominas, Compania Anonima and Eugenio Quiroga Gonzalez, should reach the amount of five hundred thousand (500,000) net ounces of gold. If the proven reserves were to reach the aforementioned net amount of gold, the BUYER shall pay SELLER the amount of FOUR DOLLARS OF THE UNITED STATES OF AMERICA (US$ 4.00) for each net ounce of gold of proven reserves, up to a maximum of THREE MILLION DOLLARS OF
THE UNITED STATES OF AMERICA (US$ 3,000,000.00).   The payments corresponding
with this Paragraph (iv) will be made by the BUYER in the following manner:

(a) Twenty percent (20%) of the amount payable by BUYER three (3) months as of the date of completion of the feasibility study, which feasibility study shall be completed within a period of six (6) years as of the date of signing of this contract. It is agreed that if at the end of the above mentioned six
(6) year period the feasibility study finds that the proven reserves do not reach the amount of five hundred thousand (500,000) net ounces of gold, said term shall be extended for an additional period of four (4) years, and if during this additional period, based on a feasibility study, it is discovered that the proven reserves reach the amount of five hundred thousand (500,000) net ounces of gold, BUYER shall pay SELLER the amount indicated in this Paragraph (iv), pursuant to the terms and conditions set forth herein.

(b) The remaining eighty percent (80%) twelve (12) months as of the date of expiration of the above mentioned three (3) month period, or of the four (4) year extension mentioned in subparagraph "(a)" above.

It is hereby understood that from the amount that the BUYER will pay to SELLER pursuant to subparagraph "(a)" above, the BUYER will retain a sum equivalent to fifty percent (50%) of said amount, to be imputed as partial payment of the balance of capital plus interests owed by quiroga to the BUYER by reason of the
Promissory Note mentioned in ARTICLE SIXTH of this contract.   This same
procedure will be applied to the amount that the BUYER will pay to SELLER pursuant to subparagraph "(b)" above.

The balances of the purchase price shall not accrue interests.

(v) For the purposes of this contract, the following referential prices to be paid by BUYER to SELLER, have been established: SIX HUNDRED AND THIRTY SEVEN THOUSAND FIVE HUNDRED DOLLARS OF THE UNITED STATES OF AMERICA (US$ 637,500.00) by the shares of CORPORACION MINERA NACIONAL, C.A. (COMINAC); FIVE HUNDRED THOUSAND DOLLARS OF THE UNITED STATES OF AMERICA (US$ 500,000.00) by the shares of INVERSIONES JAJOPIRE, C.A.; TWENTY THOUSAND DOLLARS OF THE UNITED STATES OF AMERICA (US$ 20,000.00) by the shares of AEROMINAS, COMPANIA ANONIMA; TWO HUNDRED AND FIFTY THOUSAND DOLLARS OF THE UNITED STATES OF AMERICA
(US$ 250,000.00) by the shares of MINERA RIVER GOLD, C.A.; THREE HUNDRED AND FIFTY THOUSAND DOLLARS OF THE UNITED STATES OF AMERICA (US$ 350,000.00) by the shares of ARRENDADORA 5.000, C.A.; THIRTY FIVE THOUSAND DOLLARS OF THE UNITED STATES OF AMERICA (US$ 35,000.00) by the shares of MINERIA LOS FRIJOLES "MINERFRICA", C.A. It is furthermore expressly understood that the aforementioned amount of FIVE MILLION DOLLARS OF THE UNITED STATES OF AMERICA (US$ 5,000,000.00) includes (a) the amount of THREE MILLION ONE HUNDRED AND FIFTY THREE THOUSAND ONE HUNDRED AND FIVE DOLLARS OF THE UNITED STATES OF AMERICA WITH EIGHTY CENTS (US$ 3,153,105.80) as price for assignment of credits that SELLER has against CORPORACION MINERA NACIONAL, C.A. (COMINAC) and which it assigns on this same date to L.B. MINING, as is established in Schedule "3", annexed to this contract and forming an integral part hereof; and (b) the amount of FIFTY FOUR THOUSAND THREE HUNDRED AND NINETY FOUR DOLLARS OF THE UNITED STATES OF AMERICA WITH TWENTY CENTS (US$ 54,394.20), which is the amount for the assignment of concession Section Number 9 of El Triunfo, which Eugenio Quiroga transfers and leases to L.B. MINING pursuant to what is established in Schedule "6", annexed to this contract and forming an integral part hereof.

BUYER agrees with SELLER that the amount payable on June 22, 1993, pursuant to what is established in Paragraph "(iii)" of ARTICLE THIRD of this contract, will be available in a Venezuelan bank on the above date, be it in the form of a cashier's cheque in dollars of the United States of America or in cash.

ARTICLE FOURTH: REPRESENTATIONS AND WARRANTIES

SELLER hereby declares that the following statements of fact and representations and warranties are true and correct on the date of this contract.

(i) SELLER is the legal proprietor of the SHARES, all of which are paid in their entirety and are free of all pledges, priviledges, liens, restraining and/or executive measures or rights of any third parties and he has the absolute and unrestricted right to sell, transfer, and assign the SHARES without there being any preferential rights or options to purchase created by the Articles of Incorporation of the COMPANIES, which the other shareholders have not waived, by shareholders agreements or by any contract, agreement or other instrument to which SELLER is a party or under which he may be obligated, which may affect the transferability or the voting rights of the SHARES. The signing of this document and the transfer of the SHARES in the respective stockholder registry books shall give the BUYER the absolute and unconditional ownership of the SHARES, free of all priviledges, claims, charges, liens, restrictions or rights of any party to be owner, possess or vote the SHARES.

(ii) The COMPANIES are the only and exclusive owners of the CONCESSIONS. The CONCESSIONS are free of all claims, pledges, liens, encumbrances, rents or rights of third parties.

(iii) The CONCESSIONS were duly granted by the Ministry of Energy and Mines and all the procedures provided for in the current Venezuelan legislation applicable to matters of mining and the granting of mining concessions, have been complied with in all their stages. With regards to concession Section Number 7 of El Triunfo, the concession has already been granted, but the title thereto has not yet been issued. Seller declares that there is no problem or obstacle for the issuance of said title by the appropriate authorities, of which he has knowledge at the date of signing of this document.

(iv) The CONCESSIONS are currently legally existing and valid and the COMPANIES have timely and duly complied with all the obligations that the legislation currently in force regarding mining concessions and the mining titles of the CONCESSIONS impose upon them in their capacity of holders of the CONCESSIONS. The COMPANIES have not received any notice or communication from the Ministry indicating that the COMPANIES have not met any of the legal requirements related to the CONCESSIONS. The COMPANIES have not waived their rights to the CONCESSIONS and have presented all the reports provided for by the Mining Law and other applicable legislation regarding mining matters.

(v) The COMPANIES have possession and the absolute and unrestricted right to use and enjoy all the necessary licences, permits, registrations, approvals and authorizations, that permit them to be owners of, possess and use the CONCESSIONS and legally conduct business as they have until this date.

(vi) All the representations and guarantees set forth in this Article include as well the CONTRACTS, whenever applicable.

(vii) SELLER declares that it is not the holder of any credit against the COMPANIES, except for those assigned on this date by SELLER to the BUYER by means of the transfer document presented in Schedule "3", annexed to this contract and forming an integral part hereof and which is properly signed by the parties.

ARTICLE FIFTH: LEGAL AUDITING (DUE DILIGENCE)

Both parties agree that the BUYER shall execute a legal auditing of the COMPANIES from the date of signing of this document until June 22, 1993. Both parties undertake to cooperate and submit whatever necessary information, so that said legal auditing may be carried out in the best possible manner and within the time limits set forth by this contract. The BUYER shall execute said legal auditing through its designated agents and attorneys, with the understanding that said legal auditing will be carried out in two (2) stages:
The first stage will be carried out as of the date of signing of this contract until February 22, 1993 and its goals will be: (i) the inspection and actualization of the Stockholder Registry Books, Minutes of Shareholders Meetings and Minutes of Board of Directors Meetings of the COMPANIES; and (ii) the inspection and analysis of all the documents related to the CONCESSIONS and the CONTRACTS, in order to confirm the compliance by SELLER with all the representations and warranties that are set forth in ARTICLE FOURTH of this contract, regarding the CONCESSIONS and the CONTRACTS.

The second stage will be carried out until June 22, 1993 and in said stage the legal auditing shall be completed, so that the BUYER may have a clear and complete understanding of the legal and financial situation of the COMPANIES, including, for example, the obligations, liabilities and contingencies of any type that the COMPANIES may have, the compliance by the COMPANIES with all the obligations and requirements set forth by the different laws and rules of Venezuela and the confirmation of the possession by the COMPANIES of the assets described in Schedule "4", annexed to this contract and forming an integral part hereof. It is understood that in case any of the assets are found to be in the name of natural or legal persons other than the COMPANIES, SELLER undertakes to execute all the necessary proceedings and sign all the legal documents required to transfer the right of ownership of those assets to the COMPANIES that the BUYER shall designate.

BUYER recognizes that it has been in charge of the management of Corporacion Minera Nacional, C.A. (COMINAC), in the areas pointed out in the agreement celebrated between BUYER and SELLER on October 12, 1991. For this reason, BUYER is liable for the management conducted by its agents, Frank B. Barnes and Henry
J. Williams as of said date.

ARTICLE SIXTH: COMPENSATION

SELLER recognizes and accepts that it owes the BUYER the amount of FIVE HUNDRED THOUSAND DOLLARS OF THE UNITED STATES OF AMERICA (US$ 500,000.00), by reason of the capital plus the interests accrued up to this date, by reason of a Promissory Note issued by SELLER in favor of L.B. MINING CO. on October 11, 1991, copy of which is found in schedule "5", annexed to this contract and made an integral part hereof. For purposes of cancellation of said Promissory Note, SELLER accepts that the amount of ONE HUNDRED AND FIFTY THOUSAND DOLLARS OF THE UNITED STATES OF AMERICA (US$ 150,000.00) be subtracted from the installment payable on June 22, 1993, pursuant to the established in ARTICLE THIRD, Paragraph (iii), and which shall be distributed in the following manner: the amount of NINETY SIX THOUSAND SIX HUNDRED AND FIFTY SEVEN DOLLARS OF THE
UNITED STATES OF AMERICA WITH FIFTY THREE CENTS (US$ 96,657.53) by reason of interest accrued by the Promissory Note from the date of issuance of same until June 22, 1993, at the rate of twelve percent (12%) per annum and the amount of FIFTY THREE THOUSAND THREE HUNDRED AND FORTY TWO DOLLARS OF THE UNITED STATES OF AMERICA WITH FORTY SEVEN CENTS (US$ 53,342.47) by reason of amortization of capital. The balance of payable capital, that is, FOUR HUNDRED AND FORTY SIX THOUSAND SIX HUNDRED AND FIFTY SEVEN DOLLARS OF THE UNITED STATES OF AMERICA WITH FIFTY THREE CENTS (US$ 446,657.53), plus the interest accrued until the final date of payment, which will be calculated at the rate of ten percent (10%) per annum, SELLER agrees to have subtracted from the amounts set forth in ARTICLE THIRD, Paragraph (iv), subparagraphs (a) and (b), in the manner set forth therein.

It is agreed that when the amount of ONE HUNDRED AND FIFTY THOUSAND DOLLARS OF THE UNITED STATES OF AMERICA (US$ 150,000.00) is paid by SELLER to BUYER on June 22, 1993, in the manner set forth in this ARTICLE SIXTH, BUYER shall cancel the above mentioned Promissory Note of October 11, 1991 and SELLER shall issue a new Promissory Note similar to the above mentioned one in favor of BUYER, stating the balance of capital owed by SELLER to BUYER, which is the amount of FOUR HUNDRED AND FORTY SIX THOUSAND SIX HUNDRED AND FIFTY SEVEN DOLLARS OF THE UNITED STATES OF AMERICA WITH FIFTY THREE CENTS (US$ 446,657.53) plus interest at the rate of ten percent (10%) per annum and the date of expiration, which shall be conditioned to the provisions of subparagraphs "(a)" and "(b)" of Paragraph "(iv)" of ARTICLE THIRD of this contract.

ARTICLE SEVENTH: FEES AND EXPENSES

All the expenses incurred related to the negotiation, preparation and execution of this contract, including but not limited to, the expenses and fees of legal representatives and the signatures of public accountants, will be paid only by the party incurring in them, unless otherwise provided for in this contract.

ARTICLE EIGHTH: PREVIOUS AGREEMENTS AND MODIFICATIONS

Regarding the acquisition of the SHARES of the COMPANIES by the BUYER; this contract leaves without legal effect all previous negotiations, discussions and agreements and it can not be modified except by means of a written document, duly signed by the parties,

All the notices regarding this contract shall be made in writing and shall be personally delivered or shall be sent by cable or telegram. Notices to SELLER and to the BUYER shall be sent to the following addresses:

SELLER:                   Centro Comercial Latinia
                          Piso 1 - Oficina No 8
                          Avenida Constitucion
                          Puerto La Cruz - Estado Anzoategui

Carbon Copy to:           Consorcio de Abogados
                          JIMENEZ SALAS Y ASOCIADOS
                          Apartado 64498
                          Caracas, Venezuela
                          Attention: Mr. Simon Jimenez Salas

The BUYER:                L.B. MINING CO.
                          1401 Shoreline Drive
                          Boise, Idaho 83701
                          U.S.A.
                          Attention: President

Carbon Copy to:           The Law Firm of
                          Baker & McKenzie
                          Edificio Aldemo
                          Avenida Venezuela, El Rosal
                          Caracas 106__ Venezuela
                          Attention: Mr. Luis Miguel Vicentini

Any of the parties may designate a new address for the sending of notices, information and requests of any type by means of a notice to the other parties. Except where otherwise specified in this contract, all notices will be considered effective upon delivery.

ARTICLE NINTH: GOVERNING LAW AND APPLICABLE JURISDICTION

This contract, including, but not limited to, its validity, interpretation, fulfillment, effects, derivations and consequences, shall be governed by the laws of the Republic of Venezuela and the parties elect as special and exclusive domicile the City of Caracas, the jurisdiction of which courts they expressly declare to submit themselves to.

ARTICLE TENTH: CONSENT

I, MILAGROS GONZALEZ DE QUIROGA, Venezuelan, of legal age, domiciled in the City of Puerto La Cruz, State of Anzoategui and bearer of identity card No 8.201.126, represented in this act by my husband, Antonio Quiroga Vazquez, previously identified, representation which is evidenced by power of attorney granted before the Subaltern Registry Office of the District of Sotillo and State of Anzoategui on December 8, 1982 and which is registered under No 21, Volumes 114-118, Third Protocol, do hereby declare that I agree with all the transactions carried out by my husband in this contract.

ARTICLE ELEVENTH:

Both parties agree that the SHARES shall be placed in trust in a first class bank domiciled in Caracas, within a term of ten (10) days as of the date of signing of this contract. The SHARES shall remain in trust until June 22, 1993 as a means of guaranteeing SELLER payment of the amounts indicated in Paragrahs
(ii) and (iii) of ARTICLE THIRD of this contract, which shall be paid by the BUYER to SELLER pursuant to the terms and conditions of this contract. For purposes of this trust, the BUYER may substitute a bond, guarantee or letter of irrevocable credit, issued by a first class bank for the SHARES, that shall likewise guarantee SELLER fulfillment of the above mentioned obligations of the BUYER pursuant to the terms and conditions of this contract.

Buyer is obligated hereunder to set forth in any option, sale, assignment, alienation or guaranty of the SHARES, the COMPANIES and the CONCESSIONS, the existence of this contract and its obligations.

Likewise, BUYER accepts and recognizes that the logo contained in Schedule "7" annexed to this contract and forming an integral part hereof and which is presently used by AEROMINAS, COMPANIA ANONIMA, is the property of SELLER and will continue to be used by same or by the persons designated by SELLER.

ARTICLE TWELFTH: EQUIVALENTS

For the sole purposes of complying with what is set forth in

Article 98 of the Law of the Central Bank of Venezuela, it is hereby established that the dollar amounts mentioned in this contract have the following equivalents, all of which are calculated at the exchange rate of Bs.
80.00 per U.S.$1.00:

a)       U.S.$5,000,000.00 is equivalent to Bs. 400,000,000.00
b)       U.S.$100,000.00 is equivalent to Bs. 8,000,000.00
c)       U.S.$50,000.00 is equivalent to Bs. 4,000,000.00
d)       U.S.$400,000.00 is equivalent to Bs. 32,000,000.00
e)       U.S.$1,500,000.00 is equivalent to Bs.120,000,000.00
f)       U.S.$3,000,000.00 is equivalent to Bs. 240,000,000.00
g)       U.S.$637,500.00 is equivalent to Bs. 51,000,000.00
h)       U.S.$500,000.00 is equivalent to Bs. 40,000,000.00
i)       U.S.$20,000.00 is equivalent to Bs.1,600,000.00
j)       U.S.$250,000.00 is equivalent to Bs. 20,000,000.00
k)       U.S.$350,000.00 is equivalent to Bs. 28,000,000.00
l)       U.S.$35,000.00 is equivalent to Bs. 2,800,000.00
m)       U.S.$3,153,105.80 is equivalent to Bs. 252,248,462.00
n)       U.S.$54,394.20 is equivalent to Bs. 4,351,536.00
o)       U.S.$500,000.00 is equivalent to Bs. 40,000,000.00
p)       U.S.$150,000.00 is equivalent to Bs.12,000,000.00
q)       U.S.$96,657.53 is equivalent to Bs. 7,732,602.40
r)       U.S.$53,342.47 is equivalent to Bs. 4,267,397.60
s)       U.S.$446,657.53 is equivalent to Bs. 35,732,602.40

ARTICLE THIRTEENTH:

BUYER agrees that SELLER shall have the right to inspect, in the offices of BUYER or of the COMPANIES, the information and data pertaining to the exploration activities carried out by the COMPANIES, as well as the feasibility studies ordered by the COMPANIES regarding this contract. It is expressly understood that no photocopies or reproductions of any type shall be made of the information and data to which SELLER shall have access pursuant to this article. SELLER shall have the right to designate any of his sons or his legal counsel, Mr. Simon Jimenez Salas, to exercise the right provided for in this article. SELLER, as well as the persons designated by him pursuant to the above, are obligated hereunder to observe the same strict and absolute confidentiality or secret regarding all the information, data and registrations to which they may have access pursuant to the established herein.

IN WITNESS WHEREOF, the parties have signed two (2) originals of this contract in Caracas, on ____________ ___ (_), 1993.



                                        By: L.B. MINING CO.



------------------------------          -----------------------------------
   ANTONIO QUIROGA VAZQUEZ                        FRANK B. BARNES



                                        -----------------------------------
                                                 HENRY J. WILLIAMS

By:                 DE QUIROGA



------------------------------

                                  SCHEDULE 1
                                  CONCESSIONS

A)       OF CORPORACION MINERA NACIONAL, C.A. (COMINAC):
         -       SECTION NUMBER ONE OF EL TRIUNFO
         -       SECTION NUMBER TWO OF EL TRIUNFO
         -       TRIUNFO I-1
         -       TRIUNFO I-2
         -       TRIUNFO II-1
         -       TRIUNFO II-2
         -       TRIUNFO I-II

B)       OF AEROMINAS COMPANIA ANONIMA:
         -       SECTION NUMBER 5 OF EL TRIUNFO
         -       SECTION NUMBER 6 OF EL TRIUNFO
         -       SECTION NUMBER 7 OF EL TRIUNFO

C)       OF EUGENIO QUIROGA GONZALEZ:
         -       SECTION NUMBER 9 OF EL TRIUNFO

D)       OF MINERIA LOS FRIJOLES "MINERFRICA", C.A.:
         -       LOS FRIJOLES 2
         -       LOS FRIJOLES 4
         -       LOS FRIJOLES 5

                                   SCHEDULE 2
                                 CVG CONTRACTS

A)       WITH CORPORACION MINERA NACIONAL, C.A. (COMINAC):
         -       LEASE AGREEMENT LAS FLORES F-l
         -       LEASE AGREEMENT LAS FLORES F-2
         -       LEASE AGREEMENT LAS FLORES F-6
         -       LEASE AGREEMENT LAS FLORES F-7

B)       WITH INVERSIONES JAJOPIRE, C.A.
         CONTRACTS FOR THE EXPLORATION, DEVELOPMENT AND EXPLOITATION OF THE MINERALS REFERRED TO IN DECREE No 1409:
         -       LOS CARIBES I
         -       LOS CARIBES II
         -       LOS CARIBES III
         -       LOS CARIBES IV
         -       LOS CARIBES V

                              DESPACHO DE ABOGADOS
                 Miembros de la Firma Internacional de Abogados
                                BAKER & McKENZIE

                      Edf. Aldemo, Av. Venezuela, El Rosal
                               Caracas, Venezuela
                         Telefonos 32.49.41 - 263.44.11
                             Telex 24227 - ABOGAVC
                    Facsimile No (58-2) 261.3822 - 261.3152

                             FACSIMILE TRANSMISSION

DATE:    February 3, 1993

TO:      Joe Davis - L. B. INDUSTRIES

FAX No:  (208) 345.7028

CC:

FROM:    Luis Miguel Vicentini

RE:

TOTAL No OF PAGES (INCLUDING THIS ONE):

                  IF YOU DO NOT RECEIVE ALL THE PAGES, PLEASE
                        TELEPHONE OR TELEFAX IMMEDIATELY

--------------------------------------------------------------------------------
                       PRIVACY AND CONFIDENTIALITY NOTICE
--------------------------------------------------------------------------------

The information contained in this facsimile is intended for the named recipients only. It may contain privileged and confidential information and if you are not an intended recipient, you must not copy, distribute or take any action in reliance on it. If you have received this facsimile in error, please notify us by phone to 58-2-324941 and return the original to the sender by mail as soon as possible.

                                    MESSAGE
--------------------------------------------------------------------------------

Dear Joe:

Enclosed is the English translation of the Trust Agreement prepared by Banco Mercantil. Please call if you have any comments.

Best regards,

/s/ LUIS MIGUEL VICENTINI

Luis Miguel Vicentini

Between the mercantile corporation L.B. MINING Co., a company organized and existing in accordance with the laws of the State of Idaho, United States of America, with its principal offices located at 1401 Shoreline Drive, Boise, Idaho, hereinafter referred to as "THE SETTLOR", as party of the first part, represented herein by Messrs. FRANK B. BARNES and HENRY J. WILLIAMS, United States citizens, of legal age, bearers of passport Nos.072907206 and 034272032, respectively, and BANCO MERCANTIL, C.A. S.A.C.A. S.A.I.C.A., domiciled in Caracas, originally registered in the Commercial Registry kept by the former commercial Court of the Federal District, on April 3, 1925, under No 123, the Articles of Incorporation/By-laws of which were amended and reformulated, as is evidenced by entry made in the Second Commercial Registry of the Judicial Circuit of the Federal District and State of Miranda, on January 12, 1983, under No 42, Volume 4-A Second. The Articles of Incorporation/By-laws were amended again to adopt the status of a public issue corporation. Such amendment was registered in the First Commercial Registry of the Judicial Circuit of the Federal District and State of Miranda on March 12, 1990, under No 49, Volume 65-A First and on July 11, 1990, under No 16, Volume 16-A First, respectively, as party of the second part, represented herein by MARIA NATALIA GOMEZ FERREIRA, Venezuelan, of legal age, domiciled in Caracas, Federal District and bearer of identity card No 6.141.128, which representation is evidenced by power of attorney registered in the Subaltern Registry Office of the Fourth Circuit of Public Registry of the Municipality of Libertador of the Federal District, on July 27, 1990, under No 12, Volume 2 of the Third Protocol, Third Quarter, hereinafter referred to as "THE TRUSTEE", it has been agreed upon to execute the present TRUST FUND, which shall be governed by the
following articles:     PRECEDING: It results from the Share Purchase Agreement
executed on January 23, 1993, between Mr. ANTONIO QUIROGA VAZQUEZ, bearer of identity card No 2.061.890, in the capacity of SELLER and the company L.B. MINING Co., identified above, acting as BUYER, by means of which SELLER sold, assigned and transferred to BUYER the following shares: 51,000 nominative shares of CORPORACION MINERA NACIONAL, C.A. (COMINAC); 57,005 nominative shares of INVERSIONES JAJOPIRE, C.A.; 2,040 nominative shares of AEROMINAS, COMPANIA ANONIMA; 29,900 nominative shares of MINERA RIVER GOLD, C.A.; 16,320 nominative shares of MINERIA LOS FRIJOLES "MINERFRICA", C.A. The sales price of the above-mentioned shares is the amount of FIVE MILLION DOLLARS OF THE UNITED STATES OF AMERICA (US$5,000,000.00), which BUYER promised to pay to SELLER, according to the terms and conditions of the aforementioned Share Purchase Agreement dated January 22, 1993. For the sole purpose of complying with what is set forth in Article 90 of the Law of the Central Bank of Venezuela, said amount is equivalent to FOUR HUNDRED MILLION BOLIVARS (Bs.400,000,000.00), calculated at the exchange rate of EIGHTY BOLIVARS (Bs.80.00) per United States dollar. Pursuant to what is set forth in the aforementioned Share Purchase Agreement, the parties expressly agreed to execute the present TRUST FUND as a means of guaranteeing the payment to Mr. ANTONIO QUIROGA VAZQUEZ, already identified, by L.B. MINING Co., also already identified, of the amounts mentioned in ARTICLE THIRD, paragraphs (ii) and (iii) of the aforementioned
Share Purchase Agreement. FIRST: Definitions.    For the purpose of providing a
clearer understanding of the terms used in the present agreement, the following definitions are set forth: a) "THE SETTLOR": L.B.

MINING Co, already identified; b) "THE TRUSTEE": BANCO MERCANTIL, C.A. S.A.C.A. S.A.I.C.A., also already identified; c) "THE,BENEFICIARY": Mr. ANTONIO QUIROGA VAZQUEZ, Venezuelan, of legal age, domiciled in Puerto La Cruz, State of Anzoategui and bearer of identity card No 2.061.890; d) "THE SHARES": Those stock certificates acquired by THE SETTLOR from THE BENEFICIARY, pursuant to the agreement dated January 22, 1993, issued by the following companies in the following amounts: 51,000 shares of CORPORACION MINERA NACIONAL, C.A. (COMINAC); 57,005 shares of INVERSIONES JAJOPIRE, C.A.; 2,040 shares of AEROMINAS, COMPANIA ANONIMA; 29,900 shares of MINERA RIVER GOLD, C.A.; 16,320 shares of ARRENDADORA 5,000, C.A. and 2,600 shares of MINERIA LOS FRIJOLES "MINERFRICA", C.A.; e) "TRUST FUND": The number of shares transferred in this act in trust to THE FIDUCIARY; f) "PURCHASE AGREEMENT": Is in reference to the Share Purchase Agreement executed an January 22, 1993 between THE SETTLOR and THE BENEFICIARY. SECOND: THE SETTLOR hereby assigns and transfers to THE FIDUCIARY, so that they may be kept by the latter, pursuant to what is set forth in the present agreement, THE SHARES which make up the TRUST FUND. At the same time as the execution of this agreement, the parties subscribe the transfer of THE SHARES in the corresponding Shareholder Registry Books, pursuant to the established in Article 296 of the current Venezuelan Commercial Code. THIRD: The purpose of the present trust is to guarantee to THE BENEFICIARY the payment by the SETTLOR, of the amounts stated in paragraphs
(ii) and (iii) of ARTICLE THIRD of the PURCHASE AGREEMENT, that is, FOUR HUNDRED THOUSAND DOLLARS OF THE UNITED STATES OF AMERICA (US$400,000.00), due and payable on February 22, 1993 and ONE MILLION FIVE HUNDRED THOUSAND DOLLARS OF THE UNITED STATES OF AMERICA (US$1,500,000.00), due and payable on

June 22, 1993, respectively, all pursuant to the terms and conditions of the PURCHASE AGREEMENT. FOURTH: The present TRUST FUND shall remain valid until June 22, 1993, date on which the second of the amounts stated in the preceding Article becomes due and payable, unless by mutual agreement between THE SETTLOR and THE BENEFICIARY, they should decide to substitute it with a new trust fund, guaranty, bond, letter of irrevocable credit or other guaranty granted by a first class bank, so that it may warrant to THE BENEFICIARY the fulfillment of the obligations of THE SETTLOR, deriving from the PURCHASE AGREEMENT, in its ARTICLE THIRD, paragraphs (ii) and (iii), respectively. FIFTH: Should the term of validity of this agreement expire and the obligations of THE SETTLOR be fulfilled, THE BENEFICIARY shall so notify it in writing to THE FIDUCIARY, or if THE BENEFICIARY shall fail to do so, then THE SETTLOR shall so notify THE FIDUCIARY, demonstrating the fact of having paid to THE BENEFICIARY the amounts stated in ARTICLE THIRD of this document; consequently, THE SETTLOR shall instruct THE FIDUCIARY to release the TRUST FUND in favor of THE SETTLOR.
SIXTH: Should the term of validity of this agreement expire and the obligations of THE SETTLOR not be fulfilled nor the guaranty contemplated in this contract be substituted by another guaranty satisfactory to THE BENEFICIARY, the latter shall proceed to execute the guaranty constituted in the present TRUST and notify THE FIDUCIARY of such acts, who shall then release the TRUST FUND in favor of THE BENEFICIARY on the first business day following the expiration of the term of validity of the present contract. SEVENTH: During the term of validity of the present contract; THE FIDUCIARY shall have custody and shall be entitled to represent THE SHARES; in virtue of the above, THE FIDUCIARY shall attend all the Shareholders Meetings held during such term, with the power to vote in the matters presented for the consideration of the Shareholders Meeting, all this pursuant to the instructions given in writing by THE SETTLOR to THE FIDUCIARY. EIGHTH: At the end of the term of validity of the present TRUST FUND, pointed out in ARTICLE FOURTH of this agreement, THE FIDUCIARY shall proceed to transfer the TRUST FUND to THE SETTLOR or to THE BENEFICIARY, as the case may be. NINTH: In case during the term of the present agreement, the companies having issued THE SHARES should declare dividends on THE SHARES transferred in trust, THE FIDUCIARY shall proceed in the following manner: a) dividends in shares: these shall be added to the TRUST FUND and b) cash dividends: these shall be given to THE SETTLOR by THE FIDUCIARY. TENTH:
Pursuant to the Law of Trust Funds, THE FIDUCIARY shall keep the assets placed in trust separate from other assets, as well as from other assets placed in other trusts. ELEVENTH: THE FIDUCIARY shall receive in payment for the handling and administration of the present agreement, zero point seven five percent (0.75%) of the total amount of the guaranteed payment, such payment to be made by THE SETTLOR in this act. TWELFTH: The expenses incurred in the legalization and registration of this document, as well as any other expense incurred in the execution of this agreement, shall be paid by THE SETTLOR.
THIRTEENTH: Everything not set forth in this agreement shall be governed by the provisions set forth in the law regarding the subject matter and by other laws that may be applicable. FOURTEENTH: For all the purposes of this agreement, the City of Caracas is chosen as special and exclusive domicile and the parties agree to subject themselves to the jurisdiction of its courts. Three (3) originals of the same tenor and for the same purpose are executed.

                                                                    EXHIBIT 2.02





                                  GRANGES INC.

                                    - and -

                        MONTREAL TRUST COMPANY OF CANADA





                         _____________________________

                           SPECIAL WARRANT INDENTURE

                           Providing for the Issue of
                           2,047,938 Special Warrants
                         _____________________________





                                  June 7, 1996





                                  LADNER DOWNS

                              TABLE OF CONTENTS

                                                                                                                      Page
                                                                                                                      ----
ARTICLE ONE
                                                      Interpretation  . . . . . . . . . . . . . . . . . . . . . . . .   2

  1.1     Definitions   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
  1.2     Words Importing the Singular and Gender   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
  1.3     Interpretation Not Affected by Headings   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
  1.4     Day Not a Business Day  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
  1.5     Time of the Essence   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
  1.6     Currency  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
  1.7     Applicable Law  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
  1.8     English Language  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
  1.9     Meaning of "outstanding" for Certain Purposes   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7

                                                       ARTICLE TWO
                                                Issue of Special Warrants   . . . . . . . . . . . . . . . . . . . . .   7

  2.1     Creation and Issue of Special Warrants  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
  2.2     Special Warrant Certificate   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
  2.3     Issue in Substitution for Lost Special Warrants   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8
  2.4     Special Warrantholder not a Shareholder   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8
  2.5     Special Warrants to Rank Pari Passu   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8
  2.6     Signing of Special Warrant Certificates   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9
  2.7     Certification by the Trustee  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9

                                                      ARTICLE THREE
                                        Exchange and Ownership of Special Warrants  . . . . . . . . . . . . . . . . .   9

  3.1     Exchange of Special Warrants  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9
  3.2     Registration of Special Warrants  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10
  3.3     Special Warrants Not Transferable   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11

                                                       ARTICLE FOUR
                                               Exercise of Special Warrants . . . . . . . . . . . . . . . . . . . . .  11

  4.1     Exercise During Exercise Period   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
  4.2     Notice of Final Receipt Date  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
  4.3     Notice of Exercise Period   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
  4.4     Method of Exercise of Special Warrants  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
  4.5     Effect of Exercise of Special Warrants  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
  4.6     Partial Exercise of Special Warrants  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
  4.7     No Fractional Warrants  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
  4.8     Expiration of Special Warrants  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
  4.9     Deemed Exercise of Special Warrants   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
  4.10    Accounting and Recording  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
  4.11    Cancellation of Surrendered Special Warrants  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
  4.12    Legend  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14

                                                       ARTICLE FIVE
                                                   Rights and Covenants . . . . . . . . . . . . . . . . . . . . . . .  14

  5.1     General Covenants of the Company  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
  5.2     Trustee's Remuneration and Expenses   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
  5.3     Performance of Covenants by Trustee   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
  5.4     Rescission Right  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16


                                                       ARTICLE SIX
                                                       Enforcement  . . . . . . . . . . . . . . . . . . . . . . . . .  17

  6.1     Suits by Special Warrantholders   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
  6.2     Immunity of Shareholders  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
  6.3     Limitation of Liability   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17

                                                      ARTICLE SEVEN
                                           Powers of the Special Warrantholder  . . . . . . . . . . . . . . . . . . .  17

  7.1     Powers Exercisable by the Special Warrantholder   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
  7.2     Powers Cumulative   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
  7.3     Record of Notices   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
  7.4     Binding Effect of Notices upon Trustee  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18

                                                      ARTICLE EIGHT
                                     Supplemental Indentures and Successor Companies  . . . . . . . . . . . . . . . .  19

  8.1     Provision for Supplemental
          Indentures for Certain Purposes   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
  8.2     Successor Companies   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20

                                                       ARTICLE NINE
                                                  Concerning the Trustee  . . . . . . . . . . . . . . . . . . . . . .  20

  9.1     Trust Indenture Legislation   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
  9.2     Rights and Duties of Trustee    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
  9.3     Evidence, Experts and Advisers    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
  9.4     Securities, Documents and Monies Held by Trustee    . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
  9.5     Action by Trustee to Protect Interests    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
  9.6     Trustee not Required to Give Security   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23
  9.7     Protection of Trustee   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23
  9.8     Replacement of Trustee    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24
  9.9     Conflict of Interest    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25
  9.10    Acceptance of Trust   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25
  9.11    Trustee not to be Appointed Receiver    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25
  9.12    Indemnity   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25

                                                       ARTICLE TEN
                                                         General  . . . . . . . . . . . . . . . . . . . . . . . . . .  26

  10.1    Notice to Company and Trustee   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26
  10.2    Notice to Special Warrantholder   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
  10.3    Satisfaction and Discharge of Indenture   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28
  10.4    Sole Benefit of Parties and Special Warrantholders    . . . . . . . . . . . . . . . . . . . . . . . . . . .  29
  10.5    Discretion of Directors   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29
  10.6    Counterparts and Formal Date    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29

                 THIS SPECIAL WARRANT INDENTURE is dated as of June 7, 1996,


BETWEEN:

                 GRANGES INC., a company incorporated under the laws of the Province of British Columbia, having its head office at Suite 3000, 370 Seventeenth Street, Denver, Colorado, U.S.A., 80202

                 (the "Company")

AND:

                 MONTREAL TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada, having an office at 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9

                 (the "Trustee").

                 WHEREAS:

A. The Company proposes to create and issue 2,047,938 Special Warrants exercisable by the Special Warrantholder on the terms hereinafter set forth for the acquisition of Class A Common Share Purchase Warrants and Class B Common Share Purchase Warrants which are exercisable for the acquisition of common shares in the capital of the Company;

B. The Company is duly authorized to create and issue the Special Warrants to be issued as herein provided;

C. All things necessary have been done and performed to make the Special Warrants, when certified by the Trustee and issued and delivered as in this Indenture provided, legal, valid and binding upon the Company with the benefits of and subject to the terms of this Indenture;

D. The Trustee has agreed to enter into this Indenture and to hold all rights, interests and benefits contained herein for and on behalf of the Special Warrantholder pursuant to this Indenture;

                 NOW THEREFORE THIS INDENTURE WITNESSES that in consideration of the premises and the covenants of the parties, the Company hereby appoints the Trustee as trustee for the Special Warrantholder, to hold all rights, interests and benefits contained herein for and on behalf of the Special Warrantholder and it is hereby agreed and declared as follows:

                                  ARTICLE ONE

                                 Interpretation

D.1              Definitions

                 In this Indenture and in the recitals and schedules hereto, unless there is something in the subject matter or context inconsistent therewith, the following phrases and words shall have the following meanings:

         (a) "Applicable Legislation" means the provisions of any statute of Canada or a province thereof, and the regulations under any such statute, relating to trust indentures or the rights, duties or obligations of corporations and trustees under trust indentures as are from time to time in force and applicable to this Indenture;

         (b) "A Warrants" means the non-transferable Class "A" common share purchase warrants authorized to be created by the Company and issued and certified pursuant to the Warrant Indenture and entitling the holder thereof, subject to adjustment in accordance with the terms of the Warrant Indenture, to receive one Share on the Class A Warrant Exercise Date (as defined in the Warrant Indenture) in partial consideration for the purchase by the Company from L.B. Mining Co. of all of the issued and outstanding stock in the Venezuelan Subsidiaries (as defined in the Option Agreement);

         (c) "B Warrants" means the non-transferable Class "B" common share purchase warrants authorized to be created by the Company and issued and certified pursuant to the Warrant Indenture and entitling the holder thereof at its election, subject to adjustment in accordance with the terms of the Warrant Indenture, to acquire at any time during the Class B Warrant Exercise Period (as defined in the Warrant Indenture) one Share in partial payment by the Company to L.B. Mining Co. of the Excess Reserves Payment (as defined in the Warrant Indenture) in accordance with the Purchase Agreement;

         (d)     "board" means the Board of Directors of the Company;

         (e) "business day" means a day that is not a Saturday, Sunday, or civic or statutory holiday in the City of Vancouver, British Columbia;

         (f) "Company" means Granges Inc. and its lawful successors from time to time as provided for in section 8.2;

         (g) "Company's auditors" means the firm of chartered accountants duly appointed as auditors of the Company from time to time;

         (h) "counsel" means a barrister or solicitor (who may be an employee of the Company) or a firm of barristers and solicitors (who may be counsel for the Company) in both cases acceptable to the Trustee;

         (i) "director" means a director of the Company for the time being, and reference without more to action by the directors means action by the directors of the Company as a board or, whenever duly empowered, action by an executive committee of the board, in each case by resolution duly passed;

         (j) "Exchange Right" means the right to acquire Warrants upon due exercise of the rights attached to the Special Warrants as herein provided;

         (k) "Exercise Date" with respect to any Special Warrant means the earlier of:

                               (i)         the date on which the Special
                                           Warrant Certificate evidencing such
                                           Special Warrant is duly surrendered
                                           in accordance with the provisions of
                                           section 4.4; and

                               (ii) the date of deemed exercise of the Special Warrants pursuant to section 4.9;

         (l) "Exercise Period" means the period commencing on the date hereof and ending at 4:30 p.m. (local time) on the fifth business day after the earlier of:

                               (i)         the Final Receipt Date; and

                               (ii) June 7, 1997, or such later date as the Company and the Special
                                           Warrantholder may agree to in
                                           writing;

         (m) "Final Prospectus" means the final version of the prospectus to be filed with each of the Securities Commissions relating to the distribution of the Warrants issuable to the holders of the Special Warrants upon exercise of the Special Warrants and includes any amendments or supplements thereto;

         (n) "Final Receipt Date" means the day on which a receipt is issued for the Final Prospectus by the last of the Securities Commissions to do so under the applicable Securities Laws of the Provinces;

         (o) "Option Agreement" means the exploration and purchase option agreement dated as of June 7, 1996 between L.B. Mining Co. and the Company;

         (p) "person" means an individual, a corporation, a partnership, a trust or any unincorporated organization, and words importing persons have a similar meaning;

         (q) "Provinces" means the provinces of British Columbia and Ontario;

         (r) "Purchase Agreement" means the stock purchase agreement to be entered into between L.B. Mining Co. and the Company in accordance with, and in the form attached as Exhibit D to, the Option Agreement;

         (s) "Registrar" means a registrar, from time to time, of the Special Warrants appointed pursuant to subsection 3.2(1);

         (t) "Securities Commissions" means, collectively, the securities commission or other securities regulatory authority under the applicable Securities Laws of each of the Provinces;

         (u) "Securities Laws" means, collectively, the applicable securities laws of each of the Provinces and the respective regulations and rules made and forms prescribed thereunder together with all applicable published policy statements, notices, blanket orders and rulings of the Securities Commissions;

         (v) "Shares" means fully paid and non-assessable common shares without par value in the capital of the Company;

         (w) "shareholder" means an owner of record of one or more Shares or shares of any other class or series of the Company;

         (x)     "Special Warrantholder" or "holder" means L.B. Mining Co.;

         (y) "Special Warrants" means the special warrants authorized to be created by the Company under section 2.1 and issued and certified under this Indenture entitling the Special Warrantholder to acquire Warrants and evidenced by one or more Special Warrant Certificates;

         (z) "Special Warrant Certificate" means a certificate substantially in the form attached as Schedule "A" hereto, or such other form as may be approved under subsection 2.3(1), evidencing Special Warrants and registered in the name of the Special Warrantholder;

         (aa) "Special Warrant Consideration" means the grant to the Company of the exclusive right and option to purchase from L.B. Mining Co., under the terms of the Option Agreement, all of the issued and outstanding stock in the Venezuelan Subsidiaries (as defined in the Option Agreement), which grant is consideration for the issuance and delivery of the Special Warrants by the Company to L.B. Mining Co. and for certain payments by the Company to L.B. Mining Co. as set forth in the Option Agreement;

         (bb) "subsidiary of the Company" means a corporation, more than 50% of the outstanding voting shares of which are owned, directly or indirectly, other than by way of security only, by the Company or by one or more subsidiaries of the Company; and, as used in this definition, "voting shares" means shares of a class or classes ordinarily entitled to vote for the election of a majority of the directors of a corporation irrespective of whether or not shares of any other class or classes shall have or might have the right to vote for directors by reason of the happening of any contingency;

         (cc) "this Special Warrant Indenture", "this Indenture", "herein" "hereby" and similar expressions mean or refer to this Special Warrant Indenture and any indenture, deed or instrument supplemental or ancillary hereto; and the expressions "Article", "section", "subsection", "paragraph" or "clause" followed by a number or letter mean and refer to the specified Article, section, subsection, paragraph or clause of this Indenture;

         (dd) "trading day" with respect to a stock exchange means a day on which Shares may be traded through the facilities of such stock exchange;

         (ee) "Transfer Agent" means the transfer agent for the time being of the Shares;

         (ff) "Trustee" means Montreal Trust Company of Canada, or any lawful successor thereto in the trusts hereby created including through the operation of section 9.8;

         (gg)    "Warrants" means the "A Warrants" and the "B Warrants";

         (hh)    "Warrantholder" means L.B. Mining Co.;

         (ii) "Warrant Indenture" means the warrant indenture dated the date hereof between the Company and the Trustee, pursuant to which the Warrants will be created and issued, substantially in the form attached as Schedule "B" hereto;

         (jj) "written order of the Company", "written request of the Company", "written consent of the Company" and "certificate of the Company" mean respectively a written order, request, consent and certificate signed in the name of the Company by any one director or officer and may consist of one or more instruments so executed.

D.2              Words Importing the Singular and Gender

                 Words importing the singular include the plural and vice versa and words importing a particular gender include all genders.

D.3              Interpretation Not Affected by Headings

                 The division of this Indenture into Articles, sections, subsections and paragraphs, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

D.4              Day Not a Business Day

                 In the event that any day on which the Exercise Period expires or on or before which any action is required to be taken hereunder is not a business day, then the Exercise Period shall expire on or the action shall be required to be taken on the next succeeding day that is a business day.

D.5              Time of the Essence

                 Time shall be of the essence in all respects in this Indenture, the Special Warrants and the Special Warrant Certificates.

D.6              Currency

                 Except as otherwise stated, all dollar amounts herein are expressed in Canadian dollars.

D.7              Applicable Law

                 This Indenture, the Special Warrants and the Special Warrant Certificates shall be governed by, construed and enforced in accordance with the laws of the Province of British Columbia and shall be treated in all respects as British Columbia contracts.

D.8              English Language

                 The parties hereby confirm that they accept this Indenture as well as notices and certificates relating directly or indirectly to the subject matter hereof as drawn in the English language.

                 Les parties confirment par les presentes qu'elles acceptent la presente convention ainsi que les avis et certificats se rapportant directement ou indirectement a l'objet des presentes tels que rediges en langue anglaise.

D.9              Meaning of "outstanding" for Certain Purposes

                 Except as provided in sections 4.8 and 4.9, every Special Warrant Certificate certified and delivered by the Trustee hereunder shall be deemed to be outstanding until it has been surrendered to the Trustee pursuant to this Indenture, provided however that:

         (a) a Special Warrant that has been partially exercised shall be deemed to be outstanding only to the extent of the unexercised part of the Special Warrants; and

         (b) where a Special Warrant Certificate has been issued in substitution for a Special Warrant Certificate that has been lost, stolen or destroyed, only the latest Special Warrant Certificate issued shall be counted for the purpose of determining the Special Warrants outstanding.


                                  ARTICLE TWO

                           Issue of Special Warrants

D.10             Creation and Issue of Special Warrants

                 A total of 2,047,938 Special Warrants, each entitling the holder thereof to acquire from the Company on exercise thereof, subject to the conditions in Article Four, one A Warrant and 1.2349792 B Warrants, are hereby authorized to be created and issued by the Company and the Special Warrant Certificate shall be executed by the Company and certified by or on behalf of the Trustee and delivered by the Trustee to the Special Warrantholder.

D.11             Special Warrant Certificate

         .1       Special Warrants shall be issued in registered form only and shall be evidenced only by a Special Warrant Certificate, which shall be substantially in the form attached as Schedule A hereto, with such additions, variations or omissions as may be permitted by the provisions of this Indenture or may from time to time be agreed upon between the Company and the Trustee, shall be dated as of the date hereof (regardless of their actual dates of issue), shall bear such legends and distinguishing letters and numbers as the Company shall, with the approval of the Trustee, prescribe, shall be issuable in any denomination excluding fractions, and shall bear the additional legend set forth under subsection 2.2(2).

         .2      Each Special Warrant Certificate and all certificates issued in exchange therefor or in substitution thereof will bear a legend to the following effect:

                 "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS

                 AMENDED. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED."

D.12             Issue in Substitution for Lost Special Warrants

         .1      If a Special Warrant Certificate becomes mutilated or is lost, destroyed or stolen, the Company shall issue and thereupon the Trustee shall countersign or certify and deliver a new Special Warrant Certificate of like date and tenor as the one mutilated, lost, destroyed or stolen upon surrender of and in place of and upon cancellation of the mutilated Special Warrant Certificate or in lieu of and in substitution for the lost, destroyed or stolen Special Warrant Certificate and the substituted Special Warrant Certificate shall be in a form approved by the Trustee and shall be entitled to the benefit hereof, rank equally in accordance with its terms with all other Special Warrant Certificates issued or to be issued hereunder and will bear the same legend as the Special Warrant Certificate being replaced.

         .2      The applicant for the issue of a new Special Warrant
Certificate pursuant to this section 2.3 shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Company and to the Trustee such evidence of ownership and of the loss, destruction or theft of the Special Warrant Certificate so lost, destroyed or stolen as shall be satisfactory to the Company and to the Trustee in their discretion, and if required, furnish an indemnity in amount and form satisfactory to them in their discretion, and pay the reasonable charges of the Company and the Trustee in connection therewith.

D.13             Special Warrantholder not a Shareholder

                 Nothing in this Indenture or in the holding of a Special Warrant evidenced by a Special Warrant Certificate, or otherwise, shall be construed as conferring upon the Special Warrantholder any right or interest whatsoever as a shareholder of the Company, including but not limited to the right to vote at, to receive notice of, or to attend meetings of shareholders or any other proceedings of the Company or the right to receive any dividend and other distribution.

D.14             Special Warrants to Rank Pari Passu

                 Except as otherwise provided herein, a Special Warrant shall rank pari passu with all other Special Warrants issued under this Indenture, whatever may be the actual date of issue of the Special Warrant Certificates that evidence them.

D.15             Signing of Special Warrant Certificates

                 The Special Warrant Certificate shall be signed by two of the directors or officers of the Company and need not be under the seal of the Company. The signatures of any of these directors or officers may be mechanically reproduced in facsimile and Special Warrant Certificates bearing those facsimile signatures shall be binding upon the Company as if they had been manually signed by the directors or officers. Notwithstanding that any of the persons whose manual or facsimile signature appears on any Special Warrant Certificate as an officer or director may no longer hold office at the date of the Special Warrant Certificate or at the date of certification or delivery thereof, any Special Warrant Certificate signed as aforesaid shall, subject to section 2.7, be valid and binding upon the Company.

D.16             Certification by the Trustee

         .1      The Trustee shall certify Special Warrant Certificates upon the written direction of the Company. No Special Warrant Certificate shall be issued or, if issued, shall be valid or entitle the holder to the benefit hereof until it has been certified by manual signature by or on behalf of the Trustee substantially in the form approved by the Company and the Trustee and the certification by the Trustee upon any Special Warrant Certificate shall be conclusive evidence as against the Company that the Special Warrant Certificate so certified has been duly issued hereunder and that the holder is entitled to the attributes and characteristics of the Special Warrants provided for in this Indenture.

         .2      The certification of the Trustee on Special Warrant
Certificates issued hereunder shall not be construed as a representation or warranty by the Trustee as to the validity of this Indenture or of the Special Warrant Certificates (except the due certification thereof) and the Trustee shall in no respect be liable or answerable for the use made of the Special Warrants or the Special Warrant Certificates or any of them or of the consideration therefor, except as otherwise specified herein.


                                 ARTICLE THREE

                   Exchange and Ownership of Special Warrants

D.17             Exchange of Special Warrants

         .1      Upon the request of the Special Warrantholder one or more
Special Warrant Certificates may, upon compliance with the reasonable requirements of the Trustee, be exchanged for one or more Special Warrant Certificates of different denominations evidencing, in the aggregate, the same number of Special Warrants as the Special Warrant Certificate or Special Warrant Certificates being exchanged and shall bear the same legends as the Special Warrant Certificates being exchanged.

         .2       Special Warrant Certificates may be exchanged only at the
principal transfer offices of the Trustee in the city of Vancouver or at any other place that is designated by the Company with the approval of the Trustee. Any Special Warrant

Certificates tendered for exchange shall be surrendered to the Trustee or to its agent and, upon issuance of new Special Warrants in exchange therefor, cancelled. The Company shall sign all Special Warrant Certificates necessary to carry out exchanges as aforesaid and those Special Warrant Certificates shall be certified by or on behalf of the Trustee.

D.18             Registration of Special Warrants

         .1      The Company hereby appoints the Trustee as Registrar of the
Special Warrants. The Company may hereafter, with the consent of the Trustee, appoint one or more other additional Registrars of the Special Warrants.

         .2      The Company shall cause a register to be kept by the Trustee, and the Trustee agrees to maintain such a register, at its principal transfer office in the City of Vancouver, in which shall be entered the name and address of the Special Warrantholder and other particulars of the Special Warrants held by such holder and a register of all exercises of Special Warrants and the date and other particulars of each exercise. Such registration shall be noted on the Special Warrant Certificates by the Trustee or other Registrar duly appointed pursuant to subsection 3.2(1).

         .3      The register referred to in this section 3.2 shall at all
reasonable times be open for inspection by the Company, by the Trustee and by the Special Warrantholder.

         .4      Except as required by law, neither the Trustee nor any other
Registrar duly appointed pursuant to subsection 3.2(1) nor the Company shall be charged with notice of or be bound to see to the execution of any trust, whether express, implied or constructive, in respect of any Special Warrant.

         .5      The register required to be kept at the city of Vancouver
shall not be closed at any time.

         .6      The Trustee and every Registrar duly appointed pursuant to subsection 3.2(1) shall from time to time, when requested so to do by the Company, by the Trustee or by the Special Warrantholder, furnish the Company, the Trustee or, upon payment by the Special Warrantholder of a reasonable fee, the Special Warrantholder, as the case may be, with a list of the number of Special Warrants held by the Special Warrantholder.

D.19             Special Warrants Not Transferable

                 The Special Warrants authorized to be created by the Company under section 2.1 and issued under this Indenture are not transferable by the holder thereof.

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                                  ARTICLE FOUR

                          Exercise of Special Warrants

D.20             Exercise During Exercise Period

                 The Special Warrantholder may exercise the Special Warrants represented by a Special Warrant Certificate at any time and from time to time in whole or in part during the Exercise Period. Any such exercise, or any deemed exercise pursuant to section 4.9, shall be subject to the holder providing such assurances and executing such documents as may, in the reasonable opinion of the Company or the Trustee, be required to ensure compliance with applicable securities legislation.

D.21             Notice of Final Receipt Date

                 If the Final Receipt Date occurs on or before June 7, 1997, the Company shall forthwith give notice of such occurrence, together with copies of the receipts for the Final Prospectus, to the Trustee.

D.22             Notice of Exercise Period

                 Upon receipt by the Trustee of the notice referred to in
section 4.2, or if the Trustee has not received the notice referred to in section 4.2 on or before June 7, 1997, the Trustee shall forthwith give notice to the Special Warrantholder specifying the duration and expiry of the Exercise Period.

D.23             Method of Exercise of Special Warrants

         .1      The Special Warrantholder may, during the Exercise Period, exercise the right thereby conferred to acquire Warrants by surrendering to the Trustee at its principal transfer office in the City of Vancouver or at any other place or places that may be designated by the Company with the approval of the Trustee, a Special Warrant Certificate or Special Warrant Certificates representing the Special Warrants held by the holder, together with a duly completed and executed exercise form in the form set out in Schedule B. Except as provided in section 4.9, the Special Warrants shall only be deemed to have been surrendered upon personal delivery thereof to, or if sent by mail or other means of transmission upon actual receipt thereof by, the Trustee at one of the offices specified in this section. Any such exercise, or any deemed exercise pursuant to section 4.9, shall be subject to the holder providing such assurances and executing such documents as may, in the reasonable opinion of the Company or the Trustee, be required to ensure compliance with all applicable securities legislation.

         .2      Any exercise form referred to in subsection 4.4(1) shall be signed by the Special Warrantholder or the Special Warrantholder's executors or administrators or other legal representatives or an attorney of the Special Warrantholder duly appointed by an instrument in writing satisfactory to the Trustee. The exercise form attached to the Special Warrant Certificate shall specify the number of Special Warrants being exercised.

         .3      If, at the time of exercise of the Special Warrants, there remain restrictions on resale under applicable securities legislation on the Warrants acquired, the Company may, on the advice of counsel, endorse the certificates representing the Shares with respect to those restrictions.

D.24             Effect of Exercise of Special Warrants

         .1      Upon exercise of the Special Warrants in accordance with
section 4.4 or 4.9, and subject to sections 4.6 and 4.7, the holder of the Special Warrants shall be entitled without further payment therefor to receive from the Company:

         (a)     one A Warrant for each Special Warrant exercised; and

         (b)     1.2349792 B Warrants for each Special Warrant exercised,

and the Trustee shall cause the holder thereof to be entered forthwith on its register of Warrantholders in accordance with the Warrant Indenture as the holder of such Warrants and the Warrants so acquired shall be deemed to have been issued, and the Special Warrantholder shall be deemed to have become the holder of record of the Warrants on the Exercise Date.

         .2      Upon the due exercise of the Special Warrants as aforesaid, the Company shall, without charge therefor, forthwith cause to be delivered to the Trustee as agent for the Special Warrantholder, certificates for the appropriate number of Warrants that the Special Warrantholder is entitled to and has elected to acquire pursuant to the Special Warrants exercised. Upon receipt by the Trustee of such certificates the Trustee shall cause such certificates to be delivered forthwith in accordance with the written delivery instructions of the holder, or in the absence of such instructions, by registered mail without charge therefor, to the Special Warrantholder and, if the Final Receipt Date has occurred, a copy of the Final Prospectus, unless a copy thereof has previously been given by the Company to the Special Warrantholder.

D.25             Partial Exercise of Special Warrants

                 Except as provided for in section 4.9, the Special Warrantholder may exercise any number of Special Warrants up to the aggregate number of Special Warrants represented by the Special Warrant Certificates surrendered. In the event of any exercise of a number of Special Warrants less then the number which the holder is entitled to exercise, the holder of the Special Warrants upon such exercise shall be entitled to receive, without charge therefor, a new Special Warrant Certificate in respect of the balance of the Special Warrants represented by the surrendered Special Warrant Certificate and which were not then exercised and the Trustee shall issue a new Special Warrant Certificate upon surrender of such Special Warrant Certificate, if satisfied that the new Special Warrant Certificate is properly issuable.

D.26             No Fractional Warrants

                 Notwithstanding anything herein contained, the Company shall not be obliged to issue any fractional Warrants or to distribute certificates which evidence fractional Warrants upon the exercise of one or more Special Warrants. To the extent that the holder of one or more Special Warrants would otherwise have been entitled to receive on the exercise or partial exercise thereof a fraction of a Warrant that holder may exercise that right in respect of the fraction only in combination with other Special Warrants that in the aggregate entitle the holder to purchase a whole number of Warrants. If not so exercised, the Company shall not pay any amounts to the holder in satisfaction of the right to otherwise have received a fraction of a Warrant.

D.27             Expiration of Special Warrants

                 After the expiry of the Exercise Period, all rights under any Special Warrant in respect of which the Exchange Right shall not theretofore have been exercised shall, subject to section 4.9, wholly cease and terminate and the Special Warrant Certificate thereof shall be void and of no effect.

D.28             Deemed Exercise of Special Warrants

                 If, immediately prior to the expiry of the Exercise Period, any Special Warrants have not been exercised by the holder thereof, such Special Warrants shall be deemed to have been then exercised and surrendered by the holder without any further action on the part of the holder.

D.29             Accounting and Recording

                 The Trustee shall record the particulars of the Special Warrants exercised and, within three business days of each Exercise Date, the Trustee shall provide those particulars in writing to the Company.

D.30             Cancellation of Surrendered Special Warrants

                 All Special Warrant Certificates surrendered to the Trustee shall be cancelled by the Trustee and, upon request therefor of the Company, the Trustee shall furnish the Company with a certificate identifying the Special Warrant Certificates so cancelled and the number of Warrants which have been issued pursuant to each.

D.31             Legend

                 All certificates representing the Warrants and all certificates issued in exchange therefor or in substitution thereof will bear a legend to the following effect:

                 "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES

                 SECURITIES ACT OF 1933, AS AMENDED, THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED."


                                  ARTICLE FIVE

                              Rights and Covenants


D.32             General Covenants of the Company

                 The Company covenants with the Trustee that so long as any Special Warrants remain outstanding and may be exercised for Warrants:

         .1      The Company will at all times maintain its existence; carry on and conduct its business in a prudent manner in accordance with industry standards and good business practice; keep or cause to be kept proper books of account in accordance with applicable law; and, if and whenever required in writing by the Trustee, file with the Trustee copies of all annual financial statements of the Company furnished to its shareholders during the term of this Indenture.

         .2      The Company shall maintain the listing of the Shares on The
Toronto Stock Exchange and will take all steps necessary to ensure that the Shares issuable upon exercise of the Warrants will be listed and posted for trading on The Toronto Stock Exchange upon their issue.

         .3      The Company will reserve and keep available a sufficient
number of Shares for issuance upon the exercise of the Warrants.

         .4      The Company will cause the Warrants to be issued upon the due exercise of the Special Warrants in the manner herein provided to be duly issued in accordance with the Warrant Indenture.

         .5      The Company will cause the certificates representing the
Warrants from time to time to be acquired upon exercise of the Special Warrants in the manner herein provided to be duly issued and delivered in accordance with the Warrant Indenture.

         .6      The Company will use its best efforts to maintain its status as a "reporting issuer" not in default of the requirements of the Securities Laws for a period of at least one year from the date hereof.

         .7      As expeditiously as reasonably practicable, the Company shall prepare and file under the Securities Laws a preliminary prospectus and other documents required to be filed therewith relating to the proposed distribution of Warrants to the Special Warrantholder upon the exercise of the Special Warrants.

         .8      The Company will use its reasonable best efforts to resolve any comments on the preliminary prospectus by the Securities Commissions and to prepare and file under the Securities Laws the Final Prospectus and other related documents required to be filed therewith and to take all other steps and proceedings that may be necessary in order to qualify the Warrants to be issued upon exercise of the Special Warrants for distribution in each of the Provinces through registrants who comply with the relevant provisions of applicable Securities Laws.

         .9      The Company shall use its reasonable best efforts to ensure that the Final Receipt Date occurs on or before July 24, 1996.

         .10     The Company will enter into the Warrant Indenture on the date hereof and will perform its obligations thereunder.

         .11     Generally, the Company will well and truly perform and carry out all the acts or things to be done by it as provided in this Indenture.

D.33             Trustee's Remuneration and Expenses

         .1      The Company covenants that it will pay to the Trustee from time to time such reasonable remuneration for its services hereunder as may be agreed upon between the Company and the Trustee and will pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in the administration or execution of the trusts hereby created (including the reasonable compensation and the disbursements of counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Trustee under the trusts hereof shall be finally and fully performed, except any expense, disbursement or advance as may arise from the negligence, wilful misconduct or bad faith of the Trustee or of persons for whom the Trustee is responsible.

D.34             Performance of Covenants by Trustee

                 If the Company shall fail to perform any of its covenants and obligations contained in this Indenture, the Trustee may notify the Special Warrantholder of the failure on the part of the Company or may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to do so or to notify the Special Warrantholder. All sums expended or advanced by the Trustee in so doing shall be repayable as provided in section 5.2. No performance, expenditure or advance by the Trustee shall be deemed to relieve the Company of any default or of its continuing obligations hereunder.

D.35             Rescission Right

                 The Company covenants with the Trustee to provide a right of rescission to each Special Warrantholder as hereinafter set forth, which right shall be exercisable either by the Trustee on behalf of a Special Warrantholder or by a Special Warrantholder directly:

                 In the event that any holder of Special Warrants who acquires Warrants upon the exercise or deemed exercise of his Special Warrants is or becomes entitled under applicable securities legislation to the remedy of rescission by reason of the Final Prospectus or any amendment thereto containing a misrepresentation, such holder shall be entitled to rescission not only of such holder's exercise of such Special Warrants but also of the purchase of such Special Warrants hereunder, and shall be entitled in connection with such rescission to a full refund of the Special Warrant Consideration. In the event such holder is a permitted assignee of the interest of the original purchaser of such Special Warrants, such permitted assignee shall be entitled to exercise the rights of rescission and refund granted hereunder as if such permitted assignee were such original purchaser. The foregoing is in addition to any other right or remedy available to a holder of the Special Warrants under section 114 of the Securities Act (British Columbia), section 130 of the Securities Act (Ontario) or a corresponding provision of other securities legislation or otherwise at law.


                                  ARTICLE SIX

                                  Enforcement

D.36             Suits by Special Warrantholders

         .1      All or any of the rights conferred upon the Special
Warrantholder by any of the terms of the Special Warrants or of this Indenture, or both of them, may be enforced by the Special Warrantholder by appropriate legal proceedings, but without prejudice to the right which is hereby conferred upon the Trustee to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the Special Warrantholder.

D.37             Immunity of Shareholders

                 The Trustee, and by its acceptance of the Special Warrant Certificates and as part of the consideration for the issue of the Special Warrants, the Special Warrantholder, hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future shareholder, director or officer of the Company or of any of the subsidiaries of the Company, or any subsidiary of the Company, in their capacity as such, for the issue of Warrants pursuant to any Special Warrants or on any covenant, agreement, representation or warranty by the Company contained herein or in the Special Warrant Certificates.

D.38             Limitation of Liability

                 The obligations hereunder are not personally binding upon, nor shall resort hereunder be had to, the private property of any of the past, present or future directors, shareholders, officers, employees or agents of the Company or any of the subsidiaries of the Company, or any subsidiary of the Company, but only the property of the Company (or any successor corporation) shall be bound in respect hereof.


                                 ARTICLE SEVEN

                      Powers of the Special Warrantholder

D.39             Powers Exercisable by the Special Warrantholder

                 In addition to all other powers conferred upon it by any other provisions of this Indenture or by law, the Special Warrantholder shall have the following powers exercisable from time to time by notice to the Trustee and the Company:

         (a) power to agree to or sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Special Warrantholder and/or the Trustee in its capacity as trustee hereunder or on behalf of the Special Warrantholder against the Company, whether those rights arise under this Indenture or otherwise, which shall be agreed to by the Company, and to authorize the Trustee to concur in and execute any indenture supplement;

         (b) power to direct or authorize the Trustee to enforce any of the obligations on the part of the Company contained in this Indenture or the Special Warrants or to enforce any of the rights of the Special Warrantholder in any manner specified in the notice or to refrain from enforcing any such covenant or right;

         (c) power to waive and direct the Trustee to waive any default on the part of the Company in complying with any provisions of this Indenture or the Special

                 Warrants, either unconditionally or upon any conditions specified in the notice;

         (d) power from time to time and at any time, with the consent of the Company, not to be unreasonably withheld, to remove the Trustee and appoint a successor trustee; and

         (e) power to assent to any compromise or arrangement with any creditor or any class of creditors, whether secured or otherwise, and with holders of any Shares or other securities of the Company.

D.40             Powers Cumulative

                 It is hereby declared and agreed that any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Special Warrantholder may be exercised from time to time and the exercise of any one or more of the powers or any combination of the powers from time to time shall not prevent the Special Warrantholder from exercising that power or those powers or combination of powers then or any other power or powers or combination of powers thereafter from time to time.

D.41             Record of Notices

                 A record of all notices delivered by the Special Warrantholder in connection with any exercise of the powers set forth in section 7.1 shall be made and duly entered in books from time to time to be provided for that purpose by the Trustee at the expense of the Company, and such record shall be prima facie evidence of the matters therein stated.

D.42             Binding Effect of Notices upon Trustee

                 The Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every notice delivered by the Special Warrantholder in connection with any exercise of the powers set forth in Section 7.1.


                                 ARTICLE EIGHT

                Supplemental Indentures and Successor Companies

D.43             Provision for Supplemental
                 Indentures for Certain Purposes

                 From time to time the Company and the Trustee may, subject to the provisions hereof, and they shall, when so directed hereby, execute and deliver by their proper officers or directors, as the case may be, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

         (a) adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of counsel, are necessary or advisable, provided that the same are not in the opinion of the Trustee prejudicial to the interests of the Special Warrantholder;

         (b)     giving effect to any notice delivered pursuant to section 7.1;

         (c) adding to, deleting or altering the provisions hereof in respect of the transfer of Special Warrants, the exchange of Special Warrants and the making of any modification in the form of a Special Warrant Certificate which additions, deletions or alterations, in the opinion of the Trustee, do not affect the substance thereof;

         (d) making any additions to, deletions from or alterations of the provisions of this Indenture which, in the opinion of the Trustee, do not materially and adversely affect the interests of the Special Warrantholder and are necessary or advisable in order to incorporate, reflect or comply with any Applicable Legislation;

         (e) making provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder or for the purpose of obtaining a listing or quotation of the Shares issuable under the Warrants on a stock exchange, bourse or over-the-counter market, provided that the provisions are not, in the opinion of the Trustee, prejudicial to the interests of the Special Warrantholder;

         (f) modifying any of the provisions of this Indenture or relieving the Company from any of the obligations, conditions or restrictions herein contained, provided that no such modification or relief shall be or become operative or effective if in the opinion of the Trustee the modification or relief impairs any of the rights of the Special Warrantholder provided hereunder, or of the Trustee, and provided that the Trustee may in its uncontrolled discretion decline to enter into any supplemental indenture which in its opinion may not afford adequate protection to the Trustee when the same shall become operative;

         (g) evidencing any succession, or successive successions, of other bodies corporate to the Company and the assumption by any successor of the obligations of the Company herein and in the Special Warrant Certificates as provided hereafter in this Article Eight; and

         (h) for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective provisions, errors or omissions herein, provided that, in the opinion of the Trustee, the rights of the Trustee and the Special Warrantholder provided hereunder, are in no way prejudiced thereby.

D.44             Successor Companies

                 In the case of the consolidation, amalgamation, arrangement, merger or transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation ("successor corporation"), the successor corporation resulting from the consolidation, amalgamation, arrangement, merger or transfer (if not the Company) shall be bound by the provisions hereof and all obligations for the due and punctual performance and observance of each and every covenant and obligation contained in this Indenture to be performed by the Company and, if requested by the Trustee, the successor corporation shall by supplemental indenture satisfactory in form to the Trustee and executed and delivered to the Trustee, expressly assume those obligations.

                                  ARTICLE NINE

                             Concerning the Trustee

D.45             Trust Indenture Legislation

         .1      If and to the extent that any provision of this Indenture
limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, the mandatory requirement shall prevail.

         .2      The Company and the Trustee agree that each will at all times in relation to this Indenture and any action to be taken hereunder observe and comply with and be entitled to the benefits of Applicable Legislation.

D.46             Rights and Duties of Trustee

         .1      In the exercise of the rights, duties and obligations
prescribed or conferred by the terms of this Indenture, the Trustee shall act honestly and in good faith with a view to the best interests of the Special Warrantholder and shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

         .2      No provision of this Indenture will be construed to relieve the Trustee from liability for its own negligent act, negligent failure to act, wilful misconduct or bad faith.

         .3      The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Trustee or the Special Warrantholder or obligations of the Company hereunder shall be conditional upon either the Special Warrantholder or the Company furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue the act, action or proceeding and an indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

         .4      The Trustee may, before commencing any such act, action or proceeding, or at any time during the continuance thereof require the Special Warrantholder to deposit with the Trustee the Special Warrant Certificates held by it, for which Special Warrant Certificates the Trustee shall issue receipts.

         .5      Every provision of this Indenture that by its terms relieves the Trustee of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of Applicable Legislation, and of this section
9.2 and section 9.3.

D.47             Evidence, Experts and Advisers

         .1 In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Company shall furnish to the Trustee such additional evidence of compliance with any provision hereof, and in such form, as may be prescribed by Applicable Legislation or as the Trustee may reasonably require by written notice to the Company.

         .2      In the exercise of its rights and duties hereunder the Trustee may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports, certificates or other evidence furnished to the Trustee pursuant to any provision hereof or of Applicable Legislation or pursuant to a request of the Trustee, provided that the evidence complies with Applicable Legislation and that the Trustee examines such evidence and determines that the evidence complies with the applicable requirements of this Indenture.

         .3      Whenever Applicable Legislation requires that evidence
referred to in subsection 9.3(1) be in the form of a statutory declaration, the Trustee may accept the statutory declaration in lieu of a certificate of the Company required by any provision hereof. Any such statutory declaration may be made by one or more of the officers of the Company.

         .4      Proof of the execution of an instrument in writing by the
Special Warrantholder may be made by the certificate of a notary public, or other person with similar powers, that the person signing the instrument acknowledged to him the execution thereof, or by an affidavit of a witness to the execution or in any other manner that the Trustee may consider adequate.

         .5      The Trustee may employ or retain such counsel, accountants, engineers, appraisers, or other experts or advisers as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any counsel, and shall not be responsible for any misconduct on the part of any of them.

         .6      The Trustee may as a condition precedent to any action to be taken by it under this Indenture require such opinions, statutory declarations, reports, certificates or other evidence as it, acting reasonably, considers necessary or advisable in the circumstances.

D.48             Securities, Documents and Monies Held by Trustee

                 Any securities, documents of title or other instruments that may at any time be held by the Trustee subject to the trusts hereof may be placed in the deposit vaults of the Trustee or of any of the Canadian Imperial Bank of Commerce, Bank of Montreal, Bank of Nova Scotia, The Toronto-Dominion Bank, the Royal Bank of Canada and the Hongkong Bank of Canada or deposited for safekeeping with any of those Canadian chartered banks. Unless herein otherwise expressly provided, any money so held pending the application or withdrawal thereof under any provision of this Indenture shall be deposited in the name of the Trustee in any of the foregoing Canadian chartered banks at the rate of interest, if any, then current on similar deposits.

D.49             Action by Trustee to Protect Interests

                 The Trustee shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Special
Warrantholders.

D.50             Trustee not Required to Give Security

                 The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises contained herein.

D.51             Protection of Trustee

                 By way of supplement to the provisions of any law from time to time applicable to trustees, it is expressly declared and agreed as follows:

         .1      The Trustee shall not be liable for or by reason of any
representations, statements of fact or recitals in this Indenture or in the Special Warrant Certificates (except the representation contained in section
9.9 or by virtue of the certification by the

Trustee of the Special Warrant Certificates) or required to verify the same, but all those statements or recitals are and shall be deemed to be made by the Company.

         .2      Nothing herein contained shall impose any obligation on the
Trustee to see to or to require evidence of the registration (or filing or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto.

         .3      The Trustee shall not be bound to give notice to any person or persons of the execution hereof.

         .4      The Trustee shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Company of any of the covenants or warranties herein contained or of any acts of any director, officer, employee or agent of the Company.

         .5      The Trustee shall not be bound to give any notice or to do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof nor shall the Trustee be required to take notice of any default of the Company hereunder unless and until notified in writing of the default (which notice must specify the nature of the default) and, in the absence of that notice, the Trustee may for all purposes hereunder conclusively assume that no default by the Company hereunder has occurred. The giving of any notice shall in no way limit the discretion of the Trustee hereunder as to whether any action is required to be taken in respect of any default hereunder.

         .6      The Trustee shall not be accountable with respect to the
validity or value (or the kind or amount) of any Warrants or other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Special Warrant.

         .7      The Trustee is not responsible for any failure of the Company to make any cash payment or to issue, transfer or deliver Warrants or certificates for the same upon the surrender or deemed surrender of any Special Warrant Certificates for the purpose of the exercise of the Special Warrants represented by such Special Warrant Certificates.

D.52             Replacement of Trustee

         .1      The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder, except as provided in this Article Ten, by giving to the Company and the Special Warrantholders not less than 90 days' notice in writing or, if a new Trustee has been appointed such shorter notice as the Company may accept as sufficient. The Special Warrantholder by notice delivered pursuant to section 7.1 shall have power at any time, with the consent of the Company, not to be unreasonably withheld, to remove the Trustee and to appoint a new Trustee. In the event of the Trustee resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Company shall forthwith appoint a new Trustee unless a new Trustee has already been appointed by the Special Warrantholder; failing that appointment by the Company, the retiring Trustee or the Special Warrantholder may apply to the Supreme Court of British Columbia, on such notice as the Court may direct, for the appointment of a new Trustee; but any new Trustee so appointed by the Company or by the Court shall be subject to removal as aforesaid by the Special Warrantholder and the Company. Any new Trustee appointed under any provision of this section 9.8 shall be a corporation authorized to carry on the business of a trust company in the Provinces of British Columbia and Ontario and, if required by the Applicable Legislation of any other Province, in that other Province. On any appointment, the new Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee without any further assurance, conveyance, act or deed; but there shall be immediately executed, at the expense of the Company, all such conveyances or other instruments as may, in the opinion of counsel, be necessary or advisable for the purpose of assuring such powers, rights, duties and responsibilities of the new Trustee.

         .2      Upon the appointment of a new Trustee, the Company shall
promptly give notice thereof to the Special Warrantholder.

         .3      Any corporation into or with which the Trustee may be merged or consolidated or amalgamated, or any corporation succeeding to the trust business of the Trustee, shall be the successor to the Trustee hereunder without any further act on its part or any of the parties hereto provided that the corporation would be eligible for appointment as a new Trustee under subsection 9.8(1).

         .4      Any Special Warrant Certificates certified but not delivered by a predecessor Trustee may be certified by the new or successor Trustee in the name of the predecessor or new or successor Trustee.

D.53             Conflict of Interest

         .1      The Trustee represents to the Company that at the time of the execution and delivery hereof no material conflict of interest exists between the Trustee's role as a fiduciary hereunder and its role in any other capacity and agrees that in the event of a material conflict of interest arising hereafter it will, within 90 days after ascertaining that it has a material conflict of interest, either eliminate the same or assign its trust hereunder to a successor Trustee approved by the Company and meeting the requirements set forth in subsection 9.8(1). Notwithstanding the foregoing provisions of this subsection 9.9(1), if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Indenture and the Special Warrant Certificate shall not be affected in any manner whatsoever by reason thereof.

         .2      Subject to subsection 9.9(1), the Trustee, in its personal or any other capacity, may buy, lend upon and deal in securities of the Company may act as registrar and transfer agent for the Shares and trustee for the Warrants under the Warrant Indenture and generally may contract and enter into financial transactions with the Company or any subsidiary of the Company, all without being liable to account for any profit made thereby.

D.54             Acceptance of Trust

                 The Trustee hereby accepts the trusts in this Indenture declared and provided for, agrees to perform the same upon the terms and conditions herein set forth and agrees to hold all rights, interests and benefits contained herein for and on behalf of those persons who become holders of Special Warrants from time to time issued pursuant to this Indenture.

D.55                      Trustee not to be Appointed Receiver

                 The Trustee and any person related to the Trustee shall not be appointed a receiver, a receiver and manager or liquidator of all or any part of the assets or undertaking of the Company.

D.56                      Indemnity

                 Without limiting any protection or indemnity of the Trustee under any other provision hereof, or otherwise at law, the Company hereby agrees to indemnify and hold harmless the Trustee from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements, including reasonable legal or advisor fees and disbursements, of whatever kind and nature which may at any time be imposed on, incurred by or asserted against the Trustee in connection with the performance of its duties and obligations hereunder, other than such liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements arising by reason of the negligence, wilful misconduct or bad faith of the Trustee or persons for whom the Trustee is responsible. This provision shall survive the resignation or removal of the Trustee, or the termination of the Indenture.


                                  ARTICLE TEN

                                    General

D.57             Notice to Company and Trustee

         (1) Unless herein otherwise expressly provided, any notice to be given hereunder to the Company or the Trustee shall be given in writing and shall be deemed to be validly given if delivered or if sent by registered letter, postage prepaid or if transmitted by facsimile:

         (a)     If to the Company:

                          Granges Inc.
                          Suite 3000
                          370 Seventeenth Street
                          Denver, Colorado
                          U.S.A.  80202

                          Attention: Mr. Michael B. Richings
                                     President and Chief Executive Officer

                          Facsimile No.:   (303) 629-2499

                          and to:

                          Ladner Downs
                          Barristers & Solicitors
                          1200 Waterfront Centre
                          200 Burrard Street
                          P.O. Box 48600
                          Vancouver, British Columbia
                          Canada V7X 1T2

                          Attention: Mr. William F. Sirett
                          Facsimile No.:  (604) 687-1415

                 (b)      If to the Trustee:

                          Montreal Trust Company of Canada
                          Montreal Trust Centre
                          510 Burrard Street
                          Vancouver, British Columbia
                          V6C 3B9

                          Attention: Manager, Corporate Trust Department Facsimile No.: (604) 685-4079

and any notice given in accordance with the foregoing shall be deemed to have been received on the date of delivery or, if mailed, on the fifth business day following the day of the mailing of the notice or, if transmitted by facsimile, on the day following the transmission.

         .2      The Company or the Trustee, as the case may be, may from time to time notify the other in the manner provided in subsection 10.1(1) of a change of address which, from the effective date of the notice and until changed by like notice, shall be the address of the Company or the Trustee, as the case may be, for all purposes of this Indenture.

         .3      If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Trustee or to the Company hereunder could reasonably be considered unlikely to reach or to be delayed in reaching its destination, the notice shall be valid and effective only if it is delivered to an officer of the party to which it is addressed or if it is delivered to that party at the appropriate address provided in subsection 10.1(1) by cable, telegram, telex, facsimile or other means of prepaid, transmitted, or written communication and any notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery to the officer or if delivered by cable, telegram, telex, facsimile or other means of prepaid, transmitted, recorded communication, on the first business day following the date of the sending of the notice by the person giving the notice.

D.58             Notice to Special Warrantholder

         .1      Unless herein otherwise expressly provided, any notice to be given hereunder to Special Warrantholder shall be given in writing and shall be deemed to be validly given if delivered or if sent by registered letter, postage prepaid or if transmitted by facsimile to:

                 L.B. Mining Co.
                 1401 Shoreline Drive
                 P.O. Box 2797
                 Boise, Idaho
                 U.S.A.  83701

                 Attention:  Larry B. Barnes
                 Facsimile No.:  (208) 345-7028

                 and to:

                 Morrison & Foerster
                 370 17th Street, Suite 5200
                 Denver, Colorado
                 U.S.A.  80202-5638

                 Attention:  Randall E. Hubbard
                 Facsimile No.:  (303) 592-1510

and any notice given in accordance with the foregoing shall be deemed to have been received on the date of delivery or, if mailed, on the fifth business day following the date of mailing of the notice or, if transmitted by facsimile, on the day following the transmission.

         .2      If the address and facsimile number of the Special
Warrantholder appearing on the register maintained by the Trustee is changed, the Trustee shall notify the Company of such change of address, which, from the effective date of such notice and until changed by like notice, shall be the address to which any notice to be given to the Special Warrantholder shall be delivered for all purposes of this Indenture.

         .3      If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Special Warrantholder hereunder could reasonably be considered unlikely to reach or to be delayed in reaching its destination, the notice shall be valid and effective only if it is delivered to an officer of the Special Warrantholder or if it is delivered to the Special Warrantholder at the appropriate address provided in subsection 10.2(1) by cable, telegram, telex, facsimile or other means of prepaid, transmitted or written communication and any notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery to the officer or if delivered by cable, telegram, telex, facsimile or other means of prepaid, transmitted, recorded communication, on the first business day following the date of the sending of the notice by the person giving the notice.

D.59             Satisfaction and Discharge of Indenture

                 Upon the date by which certificates representing Warrants shall have been delivered to the Special Warrantholder to the full extent of the rights attached to all Special Warrants theretofore certified hereunder and the monies to be paid hereunder, if any, have been paid, this Indenture shall cease to be of further effect and the Trustee, on demand of and at the cost and expense of the Company and upon delivery to the Trustee of a certificate of the Company stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with and upon payment to the Trustee of the fees and other remuneration payable to the Trustee, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture.

D.60             Sole Benefit of Parties and Special Warrantholders

                 Nothing in this Indenture or in the Special Warrant Certificates, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the Special Warrantholder any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Special Warrantholder.

D.61             Discretion of Directors

                 Any matter provided herein to be determined by the directors will be determined acting reasonably in their sole discretion, and a determination so made will be conclusive.

D.62             Counterparts and Formal Date

                 This Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original and the counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date as of June 7, 1996.

                 IN WITNESS WHEREOF the parties hereto have executed these presents under the hands of their proper officers in that behalf.


                                              GRANGES INC.


(C/S)                                      By:
                                               -------------------------------


                                              By:
                                                  ------------------------------


                                              MONTREAL TRUST COMPANY OF CANADA


(C/S)                                      By:
                                               -------------------------------


                                              By:
                                                  ------------------------------

                                  SCHEDULE "A"

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED.

                           SPECIAL WARRANT TO ACQUIRE
                           A WARRANTS AND B WARRANTS
                                OF GRANGES INC.

               (incorporated under the laws of British Columbia)


Special Warrant Certificate               Certificate for 2,047,938
No. SWLB-00001                            Special Warrants, each
                                          entitling the holder to
                                          acquire one A Warrant and
                                          1.2349792 B Warrants of
                                          Granges Inc.


                 THIS IS TO CERTIFY THAT, for value received,

                               L.B. Mining Co.
                             1401 Shoreline Drive
                                P.O. Box 2797
                                 Boise, Idaho
                                U.S.A.  83701

-------------------------------------------------------------------------------

(herein called the "holder") is the registered holder of the number of Special Warrants of Granges Inc. (the "Company") set forth above, and is entitled to receive on the exercise or deemed exercise of these Special Warrants in the manner herein provided and without further payment therefor, subject as hereinafter provided and as more specifically set forth in the Special Warrant Indenture (defined below):

         63 one non-transferable class "A" common share purchase warrant (an "A Warrant"), each A Warrant entitling the holder thereof to receive one fully paid and non-assessable common share without par value in the capital of the Company (a "Share") for no additional consideration in accordance with the Warrant Indenture; and

         64 1.2349792 non-transferable class "B" common share purchase warrants ("B Warrants"), each B Warrant entitling the holder thereof to acquire one Share for no additional consideration in accordance with the Warrant Indenture;

for each of the Special Warrants evidenced by this certificate.

                 Each A Warrant and B Warrant (collectively hereinafter referred to as "Warrants") will be issued under the warrant indenture (the "Warrant Indenture") dated as of June 7, 1996 between the Company and the Montreal Trust Company of Canada (the "Trustee").

                 The Special Warrants represented by this Special Warrant Certificate are issued under and pursuant to a special warrant indenture (herein called the "Special Warrant Indenture") made as of June 7, 1996 between the Company and the Trustee to which Special Warrant Indenture and any instruments supplemental thereto reference is hereby made for a full description of the rights of the holders of the Special Warrants and the terms and conditions upon which Special Warrants are, or are to be, issued, held, exchanged and surrendered, all to the same effect as if the provisions of the Special Warrant Indenture and all instruments supplemental thereto were herein set forth, and to all of which provisions the holder of this Special Warrant Certificate by acceptance hereof assents. Capitalized terms used in this Special Warrant Certificate and not otherwise defined shall have the meanings ascribed to them in the Special Warrant Indenture.

                 The Company will furnish to the holder, on request and without charge, a copy of the Special Warrant Indenture.

                 The Exercise Period shall be the period commencing on the date of issuance of the Special Warrants and ending at 4:30 p.m. (local time) on the earlier of the fifth business day after:

         (a)     the Final Receipt Date; and

         (b) June 7, 1997 or such later date as the Company and the Special Warrantholder may agree.

                 As set forth in the Special Warrant Indenture, the term "Final Receipt Date" means, in effect, the date on which a receipt is issued for the Final Prospectus relating to the distribution of the Warrants to be acquired upon exercise of the Special Warrants by the last of the Securities Commissions to do so under the applicable Securities Laws of the Provinces.

                 As provided in the Special Warrant Indenture, if the Final Receipt Date occurs before the end of the Exercise Period, the Trustee will give notice to the Special Warrantholder specifying the Exercise Period. If the Special Warrants are not exercised before the end of the Exercise Period, the Special Warrants will be deemed to be exercised on the expiry of the Exercise Period.

                 The Special Warrants represented by this Special Warrant Certificate may be exercised by the holder during the Exercise Period by:

         (a)     duly completing and executing the attached Exercise Form; and

         (b) surrendering this Special Warrant Certificate to the Trustee at the principal transfer office of the Trustee in the city of Vancouver, British Columbia.

                 The Special Warrants shall be effectively surrendered (unless deemed to be surrendered) only upon personal delivery hereof or, if sent by mail or other means of transmission, upon actual receipt thereof by the Trustee at the office referred to above.

                 Upon surrender of the Special Warrants, the person or persons in whose name or names the Warrants issuable upon exercise of the Special Warrants are issued shall be deemed for all purposes (except as provided in the Special Warrant Indenture) to be the holder or holders of record of such Warrants. The Company has covenanted that it will deliver (subject to the provisions of the Special Warrant Indenture) to the Trustee as agent for such person or persons, certificates representing such Warrants and the Trustee has covenanted that it will cause such certificates to be mailed by registered mail to such person or persons at the address or addresses specified in the register for the Special Warrants.

                 The holder of this Special Warrant Certificate may, upon surrender hereof to the Trustee at its principal transfer office in the city of Vancouver, subject to the provisions of the Special Warrant Indenture and in compliance with the reasonable requirements of the Trustee, exchange one or more Special Warrant Certificates for one or more Special Warrant Certificates of different denomination evidencing Special Warrants entitling the holder to receive in the aggregate the same number of Warrants as may be acquired pursuant to the Special Warrant Certificate being exchanged.

                 The holding of the Special Warrants evidenced by this Special Warrant Certificate shall not constitute the holder hereof a shareholder of the Company or entitle the holder to any right or interest in respect thereof except as herein and in the Special Warrant Indenture expressly provided.

                 The Special Warrants represented by this Special Warrant Certificate, the Warrants to be issued upon exercise thereof, and the Shares to be issued upon exercise of the Warrants, have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any applicable State securities laws of the United States. Subject to certain exceptions Special Warrants, and the Warrants to be issued upon exercise of the Special Warrants, may not be exercised by U.S. Persons or persons within the United States unless such securities and Shares issuable upon exercise thereof are registered under the U.S. Securities Act and the securities laws of all applicable States of the United States or an exemption from such registration requirements is available. Terms used in this paragraph have the meanings given to them in Regulation S under the U.S. Securities Act.

                 This Special Warrant Certificate shall not be valid for any purpose whatsoever unless and until it has been certified by or on behalf of the Trustee under the Special Warrant Indenture.

                 Time shall be of the essence hereof.

                 IN WITNESS WHEREOF Granges Inc. has caused this Special Warrant Certificate to be duly executed as of the 7th day of June, 1996.


                                GRANGES INC.

                                By:
                                    ------------------------------------
                                        Authorized Signatory



                                By:
                                    ------------------------------------
                                        Authorized Signatory


Countersigned and Registered by:

MONTREAL TRUST COMPANY OF CANADA,
Vancouver


By:
   ------------------------------
    Authorized Signatory



                                     LEGEND

                 THE SECURITY REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO A HOLD PERIOD AND MAY NOT BE TRADED IN BRITISH COLUMBIA UNTIL THE EXPIRY OF THE HOLD PERIOD EXCEPT AS PERMITTED BY THE SECURITIES ACT (BRITISH COLUMBIA) AND THE RULES MADE THEREUNDER. THE HOLD PERIOD EXPIRES ON JUNE 7, 1997.

                                 EXERCISE FORM


TO:              c/o      Montreal Trust Company of Canada
                 Montreal Trust Centre
                 510 Burrard Street
                 Vancouver, British Columbia
                 V6C 3B9

                 Attention: Stock Transfer
                                  Department

                 The undersigned holder of the within Special Warrants hereby exercises _____________ of the Special Warrants represented hereby and the right provided for in such exercised Special Warrants to receive the class "A" common share purchase warrants and class "B" common share purchase warrants of Granges Inc. issuable pursuant to such Special Warrants.

                 The undersigned hereby irrevocably directs that the said class "A" and class "B" common share purchase warrants be issued and delivered to the undersigned as follows:

-------------------------------------------------------------------------------
Number(s) of class "B" common           Number(s) of class "B" common
share purchase warrants                 share purchase warrants
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

                                           ------------------------------------
                                           Signature of Registered Holder


                                           ------------------------------------
                                           Name of Registered Holder

                                           ------------------------------------


                                           ------------------------------------
                                           Address of Registered Holder


[ ] Please check box if these certificates are to be delivered to the office where this Special Warrant Certificate is surrendered, failing which the certificates will be mailed to the address shown on the register.

                                  SCHEDULE "B"

                               WARRANT INDENTURE

                           [See Document No. 357605]

                                                                    EXHIBIT 2.03


                                  GRANGES INC.

                                    - AND -

                        MONTREAL TRUST COMPANY OF CANADA





                        -------------------------------

                               WARRANT INDENTURE

                           Providing for the issue of
                  2,047,938 Class "A" and 2,529,161 Class "B"
                         Common Share Purchase Warrants

                        -------------------------------




                                  June 7, 1996




LADNER DOWNS

                              TABLE OF CONTENTS

                                                                                                                     Page
                                                                                                                     ----
                                                       ARTICLE ONE
                                                      Interpretation  . . . . . . . . . . . . . . . . . . . . . . . .   2

         1.1              Definitions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
         1.2              Words Importing the Singular  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
         1.3              Interpretation not Affected by Headings . . . . . . . . . . . . . . . . . . . . . . . . . .   7
         1.4              Day Not a Business Day  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
         1.5              Time of the Essence . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
         1.6              Currency  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
         1.7              Applicable Law  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
         1.8              English Language  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
         1.9              Meaning of "outstanding" for Certain Purposes . . . . . . . . . . . . . . . . . . . . . . .   7

                                                       ARTICLE TWO
                                                    Issue of Warrants   . . . . . . . . . . . . . . . . . . . . . . .   8

         2.1              Creation and Issue of Warrants  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8
         2.2              Terms of Warrants . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9
         2.3              Warrant Certificates  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9
         2.4              Issue in Substitution for Lost Certificates . . . . . . . . . . . . . . . . . . . . . . . .   9
         2.5              Warrantholder not a Shareholder . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10
         2.6              Warrants to Rank Pari Passu . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10
         2.7              Signing of Warrant Certificates . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10
         2.8              Certification by the Trustee or Co-transfer Agent . . . . . . . . . . . . . . . . . . . . .  11

                                                      ARTICLE THREE
                                            Exchange and Ownership of Warrants  . . . . . . . . . . . . . . . . . . .  11

         3.1              Exchange of Warrants  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
         3.2              Charges for Exchange  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
         3.3              Ownership of Warrants . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
         3.4              Registration of Warrants  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
         3.5              Warrants Not Transferable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13

                                                       ARTICLE FOUR
                                                   Exercise of Warrants . . . . . . . . . . . . . . . . . . . . . . .  13

         4.1              Notice of Final Receipt Date  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
         4.2              Notice of Commencement of Class B Warrant Exercise Period . . . . . . . . . . . . . . . . .  13
         4.3              Notice of Class B Warrant Exercise Period . . . . . . . . . . . . . . . . . . . . . . . . .  13
         4.4              Method of Exercise of Warrants  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
         4.5              Effect of the Exercise of Warrants  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
         4.6              No Fractional Shares  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
         4.7              Expiry Notice . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
         4.8              Expiration of Warrants  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
         4.9              Cancellation of Warrants  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18

                                                       ARTICLE FIVE
                                              Adjustment of Exercise Number   . . . . . . . . . . . . . . . . . . . .  18

         5.1              Definitions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
         5.2              Adjustment of Exercise Number . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
         5.3              Subscription Rights Adjustment Rules  . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
         5.4              Postponement of Share Issue . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23
         5.5              Notice of Certain Events  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24
         5.6              Protection of Trustee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24
         5.7              Proceedings Prior to Any Action Requiring Adjustment  . . . . . . . . . . . . . . . . . . .  24

                                                       ARTICLE SIX
                                                   Rights and Covenants . . . . . . . . . . . . . . . . . . . . . . .  25

         6.1              Purchase of Warrants  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25
         6.2              General Covenants . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25
         6.3              Trustee's Remuneration and Expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26
         6.4              Performance of Covenants by Trustee . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26
         6.5              Notice to Warrantholders of Certain Events  . . . . . . . . . . . . . . . . . . . . . . . .  27
         6.6              Closure of Share Transfer Books . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28

                                                      ARTICLE SEVEN
                                                       Enforcement  . . . . . . . . . . . . . . . . . . . . . . . . .  28

         7.1              Enforcement of Rights of the Warrantholder  . . . . . . . . . . . . . . . . . . . . . . . .  28
         7.2              Immunity of Shareholders  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28
         7.3              Limitation of Liability . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29

                                                      ARTICLE EIGHT
                                                 Powers of Warrantholders . . . . . . . . . . . . . . . . . . . . . .  29

         8.1              Powers Exercisable by the Warrantholder . . . . . . . . . . . . . . . . . . . . . . . . . .  29
         8.2              Powers Cumulative . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30
         8.3              Record of Notices . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30
         8.4              Binding Effect of Notices Upon Trustee  . . . . . . . . . . . . . . . . . . . . . . . . . .  30

                                                       ARTICLE NINE
                                     Supplemental Indentures and Successor Companies  . . . . . . . . . . . . . . . .  30

         9.1              Provision for Supplemental
                          Indentures for Certain Purposes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30
         9.2              Successor Companies . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32

                                                       ARTICLE TEN
                                                  Concerning the Trustee  . . . . . . . . . . . . . . . . . . . . . .  32

         10.1             Trust Indenture Legislation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32
         10.3             Evidence, Experts and Advisors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33
         10.4             Documents, Monies, etc. Held by Trustee . . . . . . . . . . . . . . . . . . . . . . . . . .  34
         10.5             Action by Trustee to Protect Interests  . . . . . . . . . . . . . . . . . . . . . . . . . .  34
         10.6             Trustee not Required to Give Security . . . . . . . . . . . . . . . . . . . . . . . . . . .  34
         10.7             Protection of Trustee . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34

         10.8             Replacement of Trustee  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35
         10.9             Conflict of Interest  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36
         10.10            Acceptance of Trust . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37
         10.11            Trustee Not to be Appointed Receiver  . . . . . . . . . . . . . . . . . . . . . . . . . . .  37
         10.12            Indemnity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37

                                                      ARTICLE ELEVEN
                                                         General  . . . . . . . . . . . . . . . . . . . . . . . . . .  38

         11.1             Notice to the Company or the Trustee  . . . . . . . . . . . . . . . . . . . . . . . . . . .  38
         11.2             Notice to Warrantholder . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39
         11.3             Satisfaction and Discharge of Indenture . . . . . . . . . . . . . . . . . . . . . . . . . .  40
         11.4             Sole Benefit of Parties and Warrantholders  . . . . . . . . . . . . . . . . . . . . . . . .  40
         11.5             Discretion of Directors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  41
         11.6             Counterparts and Formal Date  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  41


SCHEDULE "A"              CLASS "A" COMMON SHARE PURCHASE WARRANT . . . . . . . . . . . . . . . . . . . . . . . . . .   1

SCHEDULE "B"              CLASS "B" COMMON SHARE PURCHASE WARRANT . . . . . . . . . . . . . . . . . . . . . . . . . .   1

SCHEDULE "C"              FORM OF DECLARATION FOR REMOVAL OF LEGEND . . . . . . . . . . . . . . . . . . . . . . . . .   1

SCHEDULE "D"              EXERCISE FORM . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1

SCHEDULE "E"              INSTRUCTIONS FOR THE TRANSFER OF COMMON SHARES BEARING A U.S. SECURITIES ACT LEGEND . . . .   1

                 THIS WARRANT INDENTURE is dated as of June 7, 1996


BETWEEN:

                 GRANGES INC., a company incorporated under the laws of the Province of British Columbia, having its head office at Suite 3000, 370 Seventeenth Street, Denver, Colorado, U.S.A. 80202

                 (the "Company")

AND:

                 MONTREAL TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada, having an office at 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9

                 (the "Trustee").


WHEREAS:

                 The Company has created and issued 2,047,938 Special Warrants pursuant to the Special Warrant Indenture, each Special Warrant exercisable to acquire one A Warrant and 2,529,161 B Warrants;

                 The Company is duly authorized to create and issue the Warrants to be issued as herein provided;

                 Subject to adjustment in the circumstances herein provided, one whole Warrant will entitle the holder thereof to purchase one Share for no additional consideration;

                 2,047,938 A Warrants and 2,529,161 B Warrants will be issued entitling the holder thereof to purchase in the aggregate up to 4,577,099 Shares, subject to adjustment as herein provided;

                 All things necessary have been done and performed to make the Warrants, when certified by the Trustee and issued and delivered as herein provided, legal, valid and binding upon the Company with the benefits of and subject to the terms of this Indenture;

                 The Trustee has agreed to enter into this Indenture and to hold all rights, interests and benefits contained herein for and on behalf of the person who becomes the holder of Warrants from time to time issued pursuant to this Indenture;


                 NOW THEREFORE THIS INDENTURE WITNESSES that in consideration of the premises and the covenants of the parties, the Company hereby appoints the Trustee as trustee for the Warrantholder, to hold all rights, interests and benefits contained herein for and on behalf of that person who becomes the holder of Warrants from time to time issued pursuant to this Indenture and it is hereby agreed and declared as follows:

                                  ARTICLE ONE

                                 Interpretation

                 Definitions

                 In this Indenture and in the recitals and schedules hereto, unless the subject matter or context is inconsistent therewith, the following phrases and words shall have the following meanings:

         "A Warrant" means a non-transferable Class "A" common share purchase warrant authorized to be created by the Company under Section
                 2.1 and issued and certified under this Indenture and for the time being outstanding;

         "Applicable Legislation" means the provisions of any statute of Canada or a province thereof, and the regulations under any such statute relating to trust indentures or the rights, duties or obligations of corporations and trustees under trust indentures as are from time to time in force and applicable to this Indenture;

         "B Warrant" means a non-transferable Class "B" common share purchase warrant authorized to be created by the Company under Section
                 2.1 and issued and certified under this Indenture and for the time being outstanding;

         "board" means the board of directors of the Company;

         "business day" means a day that is not a Saturday, Sunday or civic or statutory holiday in the city of Vancouver, British Columbia;

         "Class A Warrant Exercise Date" means the later of:

                          the date of Closing stipulated in section 3.1 of the
                                  executed Purchase Agreement; and

                          the earlier of:

                                  the Final Receipt Date; and

                                  June 7, 1997;

         "Class A Warrant Expiry Time" means 4:30 p.m. (local time) on the
                 Class A Warrant Exercise Date;

         "Class B Warrant Exercise Period" means the period commencing upon the delivery of a Commencement Notice by the Company to the Trustee and ending 15 days thereafter;

         "Class B Warrant Expiry Date" means the earlier of:

                          the fifteenth day after the delivery to the Trustee
                                  by the Company of a Commencement Notice; and

                          the tenth day after the delivery to the Trustee by
                                  the Company of an Expiry Notice;

         "Class B Warrant Expiry Time" means 4:30 p.m. (local time) on the
                 Class B Warrant Expiry Date;

         "Commencement Notice" has the meaning given in subsection 4.2;

         "Company" means Granges Inc., a company incorporated under the laws of the Province of British Columbia, and its lawful successors from time to time as provided for in section 9.2;

         "Company's auditors" means the firm of chartered accountants duly appointed as auditors of the Company from time to time;

         "Convertible Security" means a security of the Company (other than the Special Warrants or Warrants) convertible into or otherwise carrying the right to acquire authorized but unissued Shares;

         "Co-transfer Agent" has the meaning given in section 2.1;

         "Current Market Price", at any date, means the weighted average price per Share at which the Shares have traded:

                          on The Toronto Stock Exchange;

                          if the Shares are not listed on The Toronto Stock
                                  Exchange, on any stock exchange upon which the Shares are listed as may be selected for this purpose by the directors and approved by the Trustee; or

                          if the Shares are not listed, on any over-the-counter
                                  market as may be selected for this purpose by the directors and approved by the Trustee;

                 during the 20 consecutive trading days (on each of which at least 500 Shares are traded in board lots) ending the 15th trading day before such date, and the weighted average price shall be determined by dividing the aggregate sale price of all Shares sold in board lots on the exchange or market, as the case may be, during the 20 consecutive trading days by the aggregate number of Shares sold;

         "director" means a director of the Company from time to time, and reference without more to action by the directors shall mean action by the directors as a board or by any authorized committee thereof, in each case by resolution duly passed;

         "dividends" means dividends or distributions (payable in cash or in securities, property or assets of equivalent value) declared payable on Shares;

         "dividends paid in the ordinary course" means such dividends or distributions declared payable on Shares in any fiscal year of the Company to the extent that such dividends or distributions in the aggregate do not exceed on a per Share basis 5% of the Subscription Price, and for such purposes the amount of any dividends or distributions paid in other than cash or shares shall be the fair market value of such dividends as determined by the directors;

         "Excess Reserves Payment" means the payment required to be made by the Company to L. B. Mining Co. pursuant to section 4.3 of the Purchase Agreement of U.S. $30.00 per ounce for all Excess Ounces (as defined in the Purchase Agreement) determined to exist by the Semi-Annual Studies (as defined in the Purchase Agreement);

         "Exercise Date", with respect to any Warrant, means the date on which the Warrant Certificate evidencing such Warrant is duly exercised in accordance with the provisions of subsections 4.4(1) or (3);

         "Exercise Number" at any time, means that number of Shares that Warrantholders are entitled to receive from time to time for each Warrant held upon exercise of the rights attached to the Warrant as that number may be adjusted by Article Five hereof and that number, as at the date hereof, is equal to one Share for each Warrant;

         "Expiry Notice" has the meaning given in section 4.7;

         "Final Prospectus" means the final version of the prospectus to be filed with each of the Securities Commissions relating to the distribution of the Warrants issuable to the holders of the Special Warrants upon exercise of the Special Warrants and includes any amendments or supplements thereto;

         "Final Receipt Date" means the day on which a receipt is issued for the Final Prospectus by the last of the Securities Commissions to do so under the applicable Securities Laws of the Provinces;

         "Option Agreement" means the exploration and purchase option agreement dated as of June 7, 1996 between L. B. Mining Co. and the Company;

         "person" means an individual, a corporation, a partnership, a trust, or any unincorporated organization, and words importing persons have a similar meaning;

         "Provinces" means the provinces of British Columbia and Ontario;

         "Purchase Agreement" means the stock purchase agreement to be entered into between the Company and L. B. Mining Co. in accordance with, and in the form attached as Exhibit D to, the Option Agreement;

         "Registrar" means a registrar, from time to time, of the Warrants appointed pursuant to subsection 3.4(1);

         "Regulation S" means Regulation S under the U.S. Securities Act;

         "Securities Commissions" means, collectively, the securities commission or other securities regulatory authority under the applicable Securities Laws of each of the Provinces;

         "Securities Laws" means, collectively, the applicable securities laws of each of the Provinces and the respective regulations and rules made and forms prescribed thereunder together with all applicable published policy statements, notices, blanket orders and rulings of the Securities Commissions;

         "Shares" means the fully paid and non-assessable common shares without par value in the capital of the Company; provided that in the event of any adjustment pursuant to Article Five, "Shares" shall thereafter mean the shares or other securities or property that a Warrantholder is entitled to on an exchange after the adjustment;

         "Special Warrant Indenture" means the special warrant indenture dated as of June 7, 1996 between the Company and the Trustee, pursuant to which the Company authorized the creation and issuance of 2,047,938 Special Warrants;

         "Special Warrants" means the special warrants issued under the Special
                 Warrant Indenture entitling the holder thereof to acquire, at no additional cost to the holder, Warrants upon the exercise of the Special Warrant;

         "Stock" has the meaning attributed thereto in the Option Agreement;

         "subsidiary of the Company" means a corporation, more than 50% of the outstanding voting shares of which are owned, directly or indirectly other than by way of security only, by the Company or by one or more of the subsidiaries of the Company. As used in this definition, "voting shares" means shares of a class or classes ordinarily entitled to vote for the election of a majority of the directors of a corporation irrespective of whether or not shares of any other class or classes have or might have the right to vote for directors by reason of the happening of any contingency;

         "this Indenture", "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions refer to this instrument and not to any particular Article, section, subsection, paragraph, clause, or other portion hereof, and include any and every instrument supplemental or ancillary hereto or in implementation hereof;

         "Trustee" means Montreal Trust Company of Canada or any lawful successor thereto in the trusts hereby created, including through the operation of section 10.8;

         "U.S. Person" means a U.S. person as that term is defined in Regulation S;

         "U.S. Securities Act" means the Securities Act of 1933, as amended, of the United States;

         "United States" means the United States as that term is defined in Regulation S;

         "Warrant" means an "A Warrant" or a "B Warrant";

         "Warrant Certificate" means a certificate in either of the forms attached as Schedule "A" or Schedule "B" hereto, or such other form as may be approved under subsection 2.3(1) evidencing one or more Warrants;

         "Warrantholder", "holder" or "holder of Warrants" means with respect to the Warrants, L. B. Mining Co.; and

         "Warrantholder's Request" means an instrument signed in one or more counterparts by Warrantholders holding Warrants sufficient to purchase not less than 25% of the aggregate number of Shares that could be purchased under all Warrants then outstanding requesting the Trustee to take some action or proceeding specified therein.

                 Words Importing the Singular

                 Words importing the singular include the plural and vice versa, and words importing a particular gender include all genders.

                 Interpretation not Affected by Headings

                 The division of this Indenture into Articles, sections, subsections and paragraphs, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

                 Day Not a Business Day

                 In the event the Warrant Expiry Date or any day on or before which any action is required to be taken hereunder is not a business day, then the Warrant Expiry Date shall be or the action shall be required to be taken on or before the requisite time on the next succeeding day that is a business day.

                 Time of the Essence

                 Time shall be of the essence in all respects in this Indenture, the Warrants and the Warrant Certificates.

                 Currency

                 Except as otherwise stated, all dollar amounts herein are expressed in Canadian dollars.

                 Applicable Law

                 This Indenture and the Warrant Certificates shall be governed by, construed and enforced in accordance with the laws of the Province of British Columbia and shall be treated in all respects as British Columbia contracts.

                 English Language

                 The parties hereby confirm that they accept this Indenture, as well as notices and certificates relating directly or indirectly to the subject matter hereof, as drawn in the English language.

                 Meaning of "outstanding" for Certain Purposes

                 Every Warrant Certificate certified and delivered by the Trustee hereunder is deemed to be outstanding until the Warrant Expiry Time, or until it is surrendered to the Trustee pursuant to this Indenture, provided that:

         a Warrant which has been partially exercised shall be deemed to be outstanding only to the extent of the unexercised part of the Warrant;

         where a Warrant Certificate has been issued in substitution for a Warrant Certificate which has been lost, stolen or destroyed, only the latest Warrant Certificate issued shall be counted for the purpose of determining the Warrants outstanding; and

         for the purpose of any provision of this Indenture entitling holders of outstanding Warrants to vote, sign consents, requests or other instruments or take any other action under this Indenture, Warrants owned legally or equitably by the Company or any subsidiary of the Company shall be disregarded, except that:

                          for the purpose of determining whether the Trustee
                                  shall be protected in relying on any such vote, consent, request or other instrument or other action, only the Warrants of which the Trustee has notice that they are so owned shall be so disregarded; and

                          Warrants so owned which have been pledged in good
                                  faith other than to the Company or any
                                  subsidiary of the Company shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustee the pledgee's right to vote the Warrants in his discretion free from the control of the Company or any subsidiary of the Company pursuant to the terms of the pledge.

                                  ARTICLE TWO

                               Issue of Warrants

                 Creation and Issue of Warrants

                 A total of 2,047,938 A Warrants, each entitling the holder thereof to receive from the Company on the Class A Warrant Exercise Date one Share, as adjusted from time to time pursuant to this Indenture, and 1.2349792 B Warrants, each entitling the holder thereof to acquire from the Company upon due exercise thereof during the Class B Warrant Exercise Period one Share, as adjusted from time to time pursuant to this Indenture, are hereby authorized to be created and issued upon the exercise or deemed exercise of Special Warrants in accordance with the terms of the Special Warrant Indenture. The Warrants so issued shall be executed by the Company and certified by or on behalf of the Trustee, or by such other person as the Company may from time to time appoint with the approval of the Trustee (hereinafter referred to as a "Co-transfer Agent") and delivered by the Company in accordance with subsection 2.3(3).

                 Terms of Warrants

                 Subject to the provisions of Articles Four and Five, each whole A Warrant issued under section 2.1 shall entitle the holder thereof to receive one Share, subject to adjustment in accordance with Article Five, in partial consideration for the purchase by the Company of the Stock in accordance with the Option Agreement on the Class A Warrant Exercise Date.

                 Subject to the provisions of Articles Four and Five, each whole B Warrant issued under section 2.1 shall entitle the holder thereof to acquire one Share, subject to adjustment in accordance with Article Five, in partial payment of the Excess Reserves Payment in accordance with the Purchase Agreement at any time during the Class B Warrant Exercise Period.

                 Fractional Warrants shall not be issued or provided for.

                 Warrant Certificates

                 A Warrants and B Warrants shall be issued in registered form only and shall be evidenced only by Warrant Certificates, which shall be substantially in the forms attached as Schedule "A" or Schedule "B" hereto, respectively, with such additions, variations or omissions as may be permitted by the provisions of this Indenture or may from time to time be agreed upon between the Company and the Trustee, shall be dated as of date hereof (regardless of their actual dates of issue), shall bear such legends and distinguishing letters and numbers as the Company shall, with the approval of the Trustee, prescribe, shall be issuable in any denomination excluding fractions, and each Warrant Certificate issued upon the exercise of a Special Warrant the certificate of which contains the legend set forth in subsection 2.2(2) of the Special Warrant Indenture, and all certificates issued in exchange therefor or in substitution thereof, will bear a legend to the following effect:

                 "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED. THE HOLDER HEREOF, BY PURCHASING SUCH

                 SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED."

                 The Trustee shall maintain and make available to the Company lists of all persons who are entitled to Warrant Certificates, and the Trustee shall mail or deliver Warrant Certificates evidencing whole Warrants to those persons or as directed by the Company.

                 Issue in Substitution for Lost Certificates

                 If a Warrant Certificate becomes mutilated or is lost, destroyed or stolen, the Company, subject to applicable law and to subsection 2.4(2), shall issue, and thereupon the Trustee shall countersign or certify and deliver, a new Warrant Certificate of like date and tenor as the one mutilated, lost, destroyed or stolen upon surrender of and in place of and upon cancellation of the mutilated Warrant Certificate or in lieu of and in substitution for the lost, destroyed or stolen Warrant Certificate. The substituted Warrant Certificate shall be in a form approved by the Trustee, be entitled to the benefit hereof, rank equally in accordance with its terms with all other Warrant Certificates issued or to be issued hereunder and bear the same legends as the Warrant Certificate being replaced.

                 The applicant for the issue of a new Warrant Certificate pursuant to this section 2.4 shall bear the cost of the issue thereof and in case of loss, destruction or theft will, as a condition precedent to the issue thereof, furnish to the Company and to the Trustee such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen as shall be satisfactory to the Company and to the Trustee in their discretion, and if required, furnish an indemnity in amount and form satisfactory to the Company and to the Trustee in their discretion and pay the reasonable charges of the Company and the Trustee in connection therewith.

                 Warrantholder not a Shareholder

                 Nothing in this Indenture or in the holding of a Warrant evidenced by a Warrant Certificate, or otherwise, will be construed as conferring on the Warrantholder any right or interest whatsoever as a shareholder of the Company, including but not limited to any right to vote at, to receive notice of, or to attend, meetings of shareholders or any other proceedings of the Company or any right to receive any dividend or other distribution.

                 Warrants to Rank Pari Passu

                 Except as otherwise provided herein, a Warrant shall rank pari passu with all other Warrants issued under this Indenture, whatever may be the actual dates of issue of the Warrant Certificates that evidence them.

                 Signing of Warrant Certificates

                 The Warrant Certificates shall be signed by any two or more of the directors or officers of the Company and need not be under the seal of the Company. The signature of any of these directors or officers may be mechanically reproduced in facsimile and Warrant Certificates bearing those facsimile signatures shall be binding upon the Company as if they had been manually signed by the director or officer. Notwithstanding that any of the persons whose manual or facsimile signature appears on any Warrant Certificates as an officer or director may no longer hold office at the date of the Warrant Certificate or at the date of certification or delivery thereof, any Warrant Certificate signed as aforesaid shall, subject to section 2.8, be valid and binding upon the Company.

                 Certification by the Trustee or Co-transfer Agent

                 The Trustee shall certify Warrant Certificates upon the written direction of the Company. No Warrant Certificate shall be issued, or if issued, shall be valid or entitle the holder to the benefit hereof until it has been certified by manual signature by or on behalf of the Trustee or by manual signature by the Co-transfer Agent, substantially in the form approved by the Company and the Trustee and the certification by the Trustee or by the Co-transfer Agent upon any Warrant Certificate shall be conclusive evidence as against the Company that the Warrant Certificate so certified has been duly issued hereunder and is a valid obligation of the Company, and that the holder is entitled to the attributes and characteristics of the Warrants provided for in this Indenture.

                 The certificate of the Trustee or of the Co-transfer Agent on any Warrant Certificate issued hereunder shall not be construed as a representation or warranty by the Trustee or by the Co-transfer Agent as to the validity of this Indenture or of the Warrant Certificates (except the due certification thereof) and the Trustee or the Co-transfer Agent shall in no respect be liable or answerable for the use made of the Warrants or Warrant Certificates or any of them or of the consideration therefor, except as otherwise specified herein.


                                 ARTICLE THREE

                       Exchange and Ownership of Warrants

                 Exchange of Warrants

                 One or more Warrant Certificates may, upon compliance with the reasonable requirements of the Trustee, be exchanged for one or more Warrant Certificates of the same tenor but of different denominations evidencing, in the aggregate, the same number of Warrants as the Warrant Certificate or Warrant Certificates being exchanged.

                 Warrant Certificates may be exchanged only at the principal transfer offices of the Trustee in the city of Vancouver or at the principal transfer office of the Co-transfer Agent designated by the Company or at any other place that is designated by the Company with the approval of the Trustee. Any Warrant Certificates tendered for exchange shall be surrendered to the Trustee or to its agent or the Co-transfer Agent and, upon issuance of new Warrant Certificates in exchange therefore, cancelled. The Company shall sign all Warrant Certificates necessary to carry out exchanges as aforesaid and those Warrant Certificates shall be certified by or on behalf of the Trustee and will bear the same legends as the Warrant Certificates being exchanged.

                 Charges for Exchange

                 For each Warrant Certificate exchanged, the Trustee, or the Co-transfer Agent except as otherwise herein provided, shall charge, if required by the Company, a reasonable sum in respect of each Warrant Certificate exchanged. The party requesting the exchange, as a condition precedent thereto, shall pay such charges and shall pay or reimburse the Trustee, the Co-transfer Agent or the Company for all exigible transfer taxes or governmental or similar transfer charges required to be paid in connection therewith.

                 Ownership of Warrants

                 The Company and the Trustee and their respective agents may deem and treat the holder of the Warrants as the absolute owner of the Warrants for all purposes, and the Company and the Trustee and their respective agents shall not be affected by any notice or knowledge to the contrary except as required by statute or by order of a court of competent jurisdiction.

                 Registration of Warrants

                 The Company hereby appoints the Trustee as Registrar of the Warrants. The Company may hereafter, with the consent of the Trustee, appoint one or more other additional Registrars of the Warrants, including the Co-transfer Agent.

                 The Company shall cause a register to be kept by the Trustee, and the Trustee agrees to maintain such a register at its principal transfer offices in the city of Vancouver, in which shall be entered the name and address of the Warrantholder and other particulars of the Warrants held by it and a register of all exercises of Warrants and the date and other particulars of each exercise. Such registration shall be noted on the Warrant Certificates by the Trustee or other Registrar duly appointed pursuant to subsection 3.4(1).

                 The registers referred to in this section 3.4 shall at all reasonable times be open for inspection by the Company, by the Trustee and by any Warrantholder.

                 The registered holder of a Warrant may at any time and from time to time have the registration of the Warrant transferred from the register in which the registration thereof appears to another authorized register upon compliance with such reasonable requirements as the Trustee or other Registrar duly appointed pursuant to subsection 3.4(1) may prescribe.

                 The Trustee and every Registrar duly appointed pursuant to subsection 3.4(1) shall from time to time, when requested so to do by the Company, by the Trustee or by the Warrantholder, furnish the Company, the Trustee or, upon payment by the Warrantholder of a reasonable fee, the Warrantholder, as the case may be, with a list of the number of Warrants held by the Warrantholder.

Warrants Not Transferable

                 The Warrants authorized to be created by the Company under
Section 2.1 and issued under this Indenture are not transferable by the holder thereof.

                                  ARTICLE FOUR
                              Exercise of Warrants

                 Notice of Final Receipt Date

                 If the Final Receipt Date occurs on or before June 7, 1997, the Company shall forthwith give notice of such occurrence, together with copies of the receipts for the Final Prospectus, to the Trustee.

                 Notice of Commencement of Class B Warrant Exercise Period

                 If a Semi-Annual Study (as defined in the Purchase Agreement) determines that there are more than 500,000 Excess Ounces (as defined in the Purchase Agreement), the Company shall, not later than the time it delivers the Semi-Annual Study that determines the existence of more than 500,000 Excess Ounces in accordance with section 4.3 of the Purchase Agreement deliver a Commencement Notice to the Trustee, which notice shall indicate the commencement of the Class B Warrant Exercise Period.

                 Notice of Class B Warrant Exercise Period

                 Upon receipt by the Trustee of a Commencement Notice, the Trustee shall forthwith give notice to the Warrantholder specifying the duration and expiry of the Class B Warrant Exercise Period.

                 Method of Exercise of Warrants

                 Forthwith after the execution and delivery by the parties thereto of the Purchase Agreement and not more than 48 hours prior to the date of the Closing stipulated in section 3.1 of the Purchase Agreement, the Company will give a written notice to the Trustee at its principal office in Vancouver that the A Warrants will be deemed to be exercised at the Class A Warrant Exercise Time. Provided the completion of the transactions contemplated by the Purchase Agreement occurs on the date of the Closing stipulated in section 3.1 of the Purchase Agreement, the A Warrants shall be deemed to be exercised by the holder at the Class A Warrant Exercise Time without any further action on the part of the holder. Any such deemed exercise shall be subject to the holder providing such assurances and executing such documents as may, in the reasonable opinion of the Company or the Trustee, be required to ensure compliance with applicable securities legislation.

                 The Trustee shall only issue a certificate or certificates representing the Shares issuable upon the exercise of the A Warrants after the Warrantholder has surrendered the Warrant Certificate or Warrant Certificates representing all of the A Warrants to the Trustee at its principal transfer office in the city of Vancouver or at any other place or places that may be designated by the Company with the approval of the Trustee, or to the Co-Transfer Agent at its principal transfer office designated by the Company, during normal business hours on a business day at that place following the Class A Warrant Exercise Time together with a duly completed and executed exercise form attached to such Warrant Certificate or Warrant Certificates, in the form set out in Schedule "D" attached hereto.

                 Subject to and upon compliance with the provisions of this Article Four and Article Five, the holder of the Warrant Certificate or Warrant Certificates representing the B Warrants may exercise the right to acquire all of the Shares therein provided for by surrendering the Warrant Certificate or Warrant Certificates to the Trustee at its principal transfer office in the city of Vancouver or at any other place or places that may be designated by the Company with the approval of the Trustee, or to the Co-transfer Agent at its principal transfer office designated by the Company, during normal business hours on a business day at that place, during the Class B Warrant Exercise Period together with a duly completed and executed exercise form attached to the Warrant Certificate in the form set out in Schedule "D" attached hereto. Any such exercise shall be subject to the holder providing such assurances and executing such documents as may, in the reasonable opinion of the Company, the Trustee or the Co-transfer Agent, be required to ensure compliance with all applicable securities legislation and with the Purchase Agreement.

                 Surrender of a Warrant Certificate and the exercise form in accordance with subsections 4.4(2) and (3) will be deemed to have been effected only on personal delivery thereof to or, if sent by mail or other means of transmission on actual receipt thereof, by the Trustee or the Co-transfer Agent at the office specified in subsections 4.4(2) and (3).

                 Any exercise form referred to in subsections 4.4(2) and (3) shall be signed by a duly authorized officer of the Warrantholder or other legal representative or an attorney of the Warrantholder duly appointed by an instrument in writing satisfactory to the Trustee or the Co-transfer Agent, as the case may be. The exercise form attached to the Warrant Certificate shall specify the person or persons in whose name or names the Shares which the holder desires to acquire are to be issued and his or their address or addresses and the number of Shares to be issued to each such person. If any Shares subscribed for are to be issued to a person or persons other than the Warrantholder, the Warrantholder shall pay to the Trustee or to its agent all exigible transfer taxes or governmental or other charges required to be paid in respect of the transfer of the Shares and the Company will not be required to issue or deliver any certificate evidencing any Shares unless or until that amount has been so paid or the Warrantholder has established to the satisfaction of the Company that the taxes and charges have been paid or that no taxes or charges are owing.

                 Unless box B has been checked on the exercise form referred to in subsections 4.4(2) and (3), (i) B Warrants may not be exercised within the United States or by or on behalf of any U.S. Person, (ii) no Shares shall be issued to any person who has an address in the United States on the exercise form and (iii) no Shares issued upon exercise of Warrants will be delivered to any address in the United States.

                 In the event that any Warrant Certificate or Warrant Certificates have been delivered to the Trustee pursuant to subsection 4.4(2) or (3) and box B has been checked on the accompanying exercise form, then the Trustee shall cause the certificates representing the Shares issued upon exercise of any such Warrants to be affixed with the following legend (the "U.S. Legend"):

                 "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT OR (C) INSIDE THE UNITED STATES IN ACCORDANCE WITH (1) CERTAIN PROCEDURES SATISFACTORY TO THE COMPANY OR (2) RULE 144 UNDER THE SECURITIES ACT, IF AVAILABLE.

                 DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" MAY BE OBTAINED FROM MONTREAL TRUST COMPANY OF CANADA UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO MONTREAL TRUST COMPANY OF CANADA AND THE COMPANY, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT;"

provided, that if any such Share is being sold or transferred in compliance with Rule 904 of Regulation S, the U.S. Legend may be removed by providing a declaration to the Trustee substantially in the form set forth in Schedule C attached hereto, and provided further that if any such Share is being sold in compliance with Rule 144 under the U.S. Securities Act, the U.S. Legend may be removed by delivery to the Trustee of an opinion of counsel, of recognized standing reasonably satisfactory to the Company, to the effect that such legend is no longer required under the applicable requirements of the U.S. Securities Act or state securities laws.

                 In the event that the A Warrants are exercised in accordance with subsection 4.4(1), the Trustee shall cause the certificates representing the Shares issued upon exercise of any such Warrants to be affixed with the U.S. Legend.

                 If, at the time of exercise of the Warrants, there remain restrictions on resale under applicable securities legislation in respect of the Shares issuable upon exercise of the Warrants, the Company may, on the advice of counsel, endorse the certificate representing the Shares with respect to those restrictions.

                 Effect of the Exercise of Warrants

                 Upon exercise of a Warrant in accordance with section 4.4 and subject to sections 4.6, 4.8, 4.9 and 5.4, the holder of the Warrants shall be entitled without further payment therefor to receive from the Company the number of Shares that is equal to the number of Warrants exercised or deemed exercised multiplied by the Exchange Number in effect at the date of the exercise or deemed exercise of the Warrants and the Company shall cause the holder thereof to be entered forthwith on its register of shareholders as the holder of the Shares to be issued to such holder or, in the case of B Warrants, to the person or persons in whose name or names the Shares are to be issued as specified in the exercise form. The number of Shares to be issued to such person or persons shall be so issued and such person or persons shall become the shareholder or shareholders of record of those Shares with effect from the date on which the Warrant is exercised unless the register of the Company shall be closed on that date, in which case the Shares so subscribed for shall be deemed to be issued and the person or persons shall be deemed to become the shareholder or shareholders of record of the Shares on the date on which the register is reopened and the Shares shall be issued on the later date.

                 Upon the exercise or deemed exercise of the Warrants as aforesaid the Company shall, without charge therefor except as provided in subsection 4.4(5), forthwith cause to be delivered to the Trustee, as agent for the person or persons in whose name or names the Shares are to be issued, certificates for the appropriate number of Shares that the Warrantholder is entitled to. Upon receipt by the Trustee of the Warrant Certificates for the A Warrants or B Warrants that have been so exercised, the Trustee shall cause such certificates to be delivered forthwith in accordance with the written delivery instructions of the holder, or in the absence of such instructions, by registered mail without charge therefor.

                 No Fractional Shares

                 The Company will not, pursuant to section 5.1 or under any other circumstances, be obligated to issue any fraction of a Share on the exercise of a Warrant or Warrants. If any fractional interest in a Share would, except for the provisions of this section, be deliverable upon the exercise of any Warrant, the Company shall in lieu of delivering a fractional Share therefor, satisfy the right to receive the fractional Share by payment to the holder of the Warrant of an amount in cash (computed, in the case of a fraction of a cent, to the next lower cent) equal to the same fraction of the Current Market Price per Share on the date of exercise of the Warrant.

                 Expiry Notice

                 If:

         one of the first three Semi-Annual Studies (as defined in the Purchase
                 Agreement) determine the existence of a total of more than 333,333 Excess Ounces (as defined in the Purchase Agreement) but less than 500,001 Excess Ounces, and L. B. Mining Co. has notified the Company in writing pursuant to subsection 4.3(i) of the Purchase Agreement and the fourth Semi-Annual Study indicates that no more than 500,000 Excess Ounces had been determined to exist, the Company shall deliver an Expiry Notice to the Trustee forthwith upon the fourth Semi-Annual Study being delivered to the Company; and

         one of the first three Semi-Annual Studies determines the existence of a total of more than 333,333 Excess Ounces but less than 500,001 Excess Ounces and L. B. Mining Co. notifies the Company in writing pursuant to subsection 4.3(ii) of the Purchase Agreement, the Company shall deliver the Expiry Notice to the Trustee forthwith upon receipt of notice from L.
                 B. Mining Co. pursuant to subsection 4.3(ii) of the Purchase Agreement; and

         none of the Semi-Annual Studies determine the existence of a total of more than 333,333 Excess Ounces, the Company shall deliver an Expiry Notice to the Trustee forthwith upon the fourth Semi-Annual Study being delivered to the Company.

                 Expiration of Warrants

                 In the event that the Purchase Agreement is not entered into between the Company and L. B. Mining Co. within the time stipulated in the Option Agreement or, after the Purchase Agreement has been entered into, the transactions contemplated therein are not consummated for any reason on or before the Closing (as defined in section 3.1 of the Purchase Agreement), all rights under this Indenture and under any A Warrant or B Warrant shall wholly cease and terminate and the Warrant Certificates therefor shall be wholly void and of no effect.

                 After the Class B Warrant Expiry Time, all rights under this Indenture and under any B Warrants that have not been exercised shall wholly cease and terminate and the Warrant Certificate or Warrant Certificates therefor shall be wholly void and of no effect.

                 Cancellation of Warrants

                 All Warrant Certificates representing Warrants exercised as provided in section 4.4 or exchanged for other Warrants as provided in section
3.1 shall be cancelled and destroyed by the Trustee and, if required by the Company, the Trustee shall furnish the Company with a certificate identifying the Warrant Certificates so cancelled and the number of Shares which have been issued pursuant to each.


                                  ARTICLE FIVE

                         Adjustment of Exercise Number

                 Definitions

                 In this Article Five, the terms "record date" and "effective date" where used herein shall mean 4:30 p.m. (Vancouver time) on the relevant date.

                 Adjustment of Exercise Number

                 The Exercise Number (or the number and kind of Shares or securities to be received upon exercise in the case of subsections 5.2(4) and 5.2(5) below) shall be subject to adjustment from time to time in the events and in the manner provided in section 5.3 and as follows:

                 If prior to the exercise or deemed exercise of the Warrants the Company:

                 issues to all or substantially all the holders of the Shares by way of a stock dividend or otherwise Shares or Convertible Securities, other than (i) the issue from time to time of Shares or Convertible Securities by way of stock dividend to shareholders who elect to receive Shares or Convertible Securities in lieu of cash dividends in the ordinary course or pursuant to a dividend reinvestment plan or (ii) as dividends paid in the ordinary course; or

                 subdivides or redivides its outstanding Shares into a greater number of Shares; or

                 combines, consolidates or reduces its outstanding Shares into a smaller number of Shares

                 (any of those events being herein called a "Share
                         Reorganization"),

the Exercise Number shall be adjusted effective immediately after the record date at which the holders of Shares are determined for the purposes of the Share Reorganization or the effective date if no record date is fixed to a number that is the product of (1) the Exercise Number in effect on the record date and (2) a fraction:

                          the numerator of which shall be the number of Shares
                                  outstanding after giving effect to the Share
                                  Reorganization; and

                          the denominator of which shall be the number of
                                  Shares outstanding on the record date before giving effect to the Share Reorganization.

For the purposes of determining the number of Shares outstanding at any particular time for the purpose of this subsection 5.2(1) there shall be included that number of Shares which would have resulted from the conversion at that time of all outstanding Convertible Securities.

                 If prior to exercise or deemed exercise of the Warrants the Company shall issue rights, options or warrants (other than the Warrants) to all or substantially all the holders of the Shares pursuant to which those holders are entitled to subscribe for, purchase or otherwise acquire Shares or Convertible Securities within a period of 45 days from the date of issue thereof at a price per share, or at a conversion price per share, of less than 95% of the Current Market Price at the record date for such distribution (any such issuance being herein called a "Rights Offering" and Shares that may be acquired in exercise of the Rights Offering, or upon conversion of the Convertible Securities offered by the Rights Offering, being herein called the "Offered Shares"), the Exercise Number shall be adjusted effective immediately after the record date at which holders of Shares are determined for the purposes of the Rights Offering to an Exercise Number that is the product of
(1) the Exercise Number in effect on the record date and (2) a fraction:

                          the numerator of which shall be the sum of (a) the
                                  number of Shares outstanding on the record date plus (b) the number of Offered Shares offered pursuant to the Rights Offering or the maximum number of Offered Shares into which the Convertible Securities so offered pursuant to the Rights Offering may be converted, as the case may be; and

                          the denominator of which shall be the sum of:

                                  (A)      the number of Shares outstanding on
                                           the record date; and

                                  (A)      the number arrived at when (I)
                                           either the product of (a) the number
                                           of Offered Shares so offered and (b)
                                           the price at which those shares are
                                           offered, or the product of (c) the
                                           conversion price thereof and (d) the
                                           maximum number of Offered Shares for
                                           or into which the Convertible
                                           Securities so offered pursuant to
                                           the Rights Offering may be
                                           converted, as the case may be, is
                                           divided by (II) the Current Market
                                           Price of the Shares on the record
                                           date.

Any Offered Shares owned by or held for the account of the Company or a subsidiary of the Company shall be deemed not to be outstanding for the purpose of any such computation; if all the rights, options or warrants are not so issued or if all rights, options or warrants are not exercised prior to the expiration thereof, the Exercise Number shall be readjusted to the Exercise Number in effect immediately prior to the record date, and the Exercise Number shall be further adjusted based upon the number of Offered Shares (or Convertible Securities that are convertible into Offered Shares) actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after that record date.

                 If prior to exercise or deemed exercise of the Warrants the Company shall issue or distribute to all or substantially all the holders of Shares, (i) shares of any class other than Shares, or (ii) rights, options or warrants other than Warrants and other than rights, options or warrants exercisable within 45 days from the date of issue thereof at a price, or at a conversion price, of at least 95% of the Current Market Price at the record date for such distribution, or (iii) evidences of indebtedness, or (iv) any other cash, securities or other property or assets and that issuance or distribution does not constitute a Share Reorganization or a Rights Offering (any of those events being herein called a "Special Distribution"), the Exercise Number shall be adjusted effective immediately after the record date at which the holders of Shares are determined for purposes of the Special Distribution to an Exercise Number that is the product of (1) the Exercise Number in effect on the record date and (2) a fraction:

                          the numerator of which shall be the product of (I)
                                  the sum of the number of Shares outstanding on the record date plus the number of Shares which the Warrantholders would be entitled to receive upon exercise of all their outstanding Warrants if they were exercised on the record date and (II) the Current Market Price thereof on that date; and

                          the denominator of which shall be:

                                  (A)      the product of (I) the sum of the
                                           number of Shares outstanding on the
                                           record date plus the number of
                                           Shares which the Warrantholders
                                           would be entitled to receive upon
                                           exercise of all their outstanding
                                           Warrants if they were exercised on
                                           the record date and (II) the Current
                                           Market Price thereof on the earlier
                                           of such record date and the date on
                                           which the Company announces its
                                           intention to make such distribution;

                                  less

                                  (A)      the aggregate fair market value, as
                                           determined by the board at the time
                                           such distribution is authorized,
                                           whose determination shall be
                                           conclusive, of the shares, rights,
                                           options, warrants, evidences of
                                           indebtedness or other assets issued
                                           or distributed in the Special
                                           Distribution.

Any Shares owned by or held for the account of the Company shall be deemed not to be outstanding for the purpose of any such computation; to the extent that the distribution of shares, rights, options, warrants, evidences of indebtedness or assets is not so made or to the extent that any rights, options or warrants so distributed are not exercised, the Exercise Number shall be readjusted to the Exercise Number that would then be in effect based upon shares, rights, options, warrants, evidences of indebtedness or assets actually distributed or based upon the number of Shares or Convertible Securities actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after the record date.

                 If during the Exercise Period there is a reorganization of the Company not otherwise provided for in subsection 5.2(1) or a consolidation or merger or amalgamation of the Company with or into another body corporate including a transaction whereby all or substantially all of the Company's undertaking and assets become the property of any other corporation through sale, lease, exchange or otherwise (any such event being herein called a "Capital Reorganization") any holder of a Special Warrant who has not exercised his right to exchange his Special Warrant for Shares and Warrants prior to the effective date of the Capital Reorganization shall be entitled to receive and shall accept, upon the exercise of his right at any time after the effective date of the Capital Reorganization, in lieu of the number of Shares and Warrants (and any other securities or properties to which holders are entitled upon exercise of the Warrants) to which he was theretofore entitled upon exercise of the Special Warrant, the aggregate number of shares or other securities or property of the Company, or the continuing, successor or purchasing corporation, as the case may be, under the Capital Reorganization that the holder would have been entitled to receive as a result of the Capital Reorganization if, on the effective date thereof, he had been the holder of the number of Shares and Warrants (and any other securities to which holders are entitled upon exercise of the Warrants) to which immediately before the transaction he was entitled upon exercise of the Warrants; no Capital Reorganization shall be carried into effect unless all necessary steps shall have been taken so that the holders of Warrants shall thereafter be entitled to receive the number of shares or other securities or property of the Company, or of the continuing, successor or purchasing corporation, as the case may be, under the Capital Reorganization, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in this section 5.2 and in section 5.3.

                 If the Company shall reclassify or otherwise change the outstanding Shares, the exercise right shall be adjusted effective immediately upon the reclassification becoming effective so that holders of Warrants who exercise their rights thereafter shall be entitled to receive such shares as they would have received had the Warrants been exercised immediately prior to the effective date, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in this section 5.2 and in section 5.3.

                 Subscription Rights Adjustment Rules

                 The following rules and procedures shall be applicable to adjustments made pursuant to section 5.2:

                 The adjustments and readjustments provided for in this Article Five are cumulative and, subject to subsection 5.3(2), shall apply (without duplication) to successive issues, subdivisions, combinations, consolidations, distributions and any other events that require adjustment of the Exercise Number or the number or kind of shares or securities purchasable hereunder.

                 No adjustment in the Exercise Number shall be required unless the adjustment would result in a change of at least 1% in the Exercise Number then in effect provided, however, that any adjustments that, except for the provisions of this subsection 5.3(2) would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment.

                 No adjustment in the Exercise Number shall be made in respect of any event described in paragraph 5.2(l)(a) or subsections 5.2(2) or 5.2(3) if the holders of the Warrants are entitled to participate in the event on the same terms, mutatis mutandis, as if they had exercised their Warrants immediately prior to the effective date or record date of the event.

                 No adjustment in the Exercise Number shall be made pursuant to section 5.2 in respect of the issue of Shares, rights, options or warrants pursuant:

         to this Indenture;

         to the special warrant indenture dated April 25, 1996 between the Company and the Trustee relating to the issue of 9,699,800 special warrants, each of which is exercisable to acquire one Share and one-half of a common share purchase warrant, subject to adjustment;

         to the warrant indenture dated April 25, 1996 between the Company and the Trustee relating to the issuance of 4,849,900 common share purchase warrants, each of which is exercisable to acquire one Share at an exercise price of $3.00, subject to adjustment; or

         the issuance of Shares pursuant to the exercise of directors, officers and employees options or options granted for services in accordance with the rules of The Toronto Stock Exchange;

and any such issue shall be deemed not to be a Share Reorganization, a Rights Offering or a Special Distribution.

                 If a dispute shall at any time arise with respect to adjustments of the Exercise Number, the dispute shall be conclusively determined (as between the Company, the Warrantholders, the Trustee and all transfer agents and shareholders of the Company) by the auditors of the Company or if they are unable or unwilling to act, by such firm of independent chartered accountants as may be selected by the directors and any such determination shall be binding upon the Company, the Warrantholders, the Trustee and all transfer agents and shareholders of the Company.

                 If the Company shall set a record date to determine the holders of Shares for the purpose of entitling them to receive any dividend or distribution or any subscription or purchase rights and shall, thereafter legally abandon its plans to pay or deliver the dividend, distribution or subscription or purchase rights, then no adjustment in the Exercise Number shall be required by reason of the setting of the record date.

                 Postponement of Share Issue

                 In any case where the application of section 5.2 results in an increase of the Exercise Number taking effect immediately after the record date for or occurrence of a specific event, if any Warrants are exercised after that record date or occurrence and prior to completion of the event or of the period for which a calculation is required to be made, the Company may postpone the issuance to the holder of the Warrants of the Shares to which the holder is entitled by reason of the increase of the Exercise Number but the Shares shall be so issued and delivered to that holder upon completion of that event or period, with the number of those Shares calculated on the basis of the Exercise Number on the Exercise Date adjusted for completion of that event or period, and the Company shall forthwith after the Exercise Date deliver to the person or persons in whose name or names the Shares are to be issued an appropriate instrument evidencing the person's or persons' right to receive the Shares.

Notice of Certain Events

                 Upon the occurrence of any event referred to in sections 5.2 or 5.3 that requires an adjustment in the Exercise Number, the Company shall promptly thereafter:

         file with the Trustee a certificate of the Company specifying the particulars of the event and, if determinable, the adjustment and a computation of the adjustment; and

         give notice to the Warrantholders of the particulars of the event and, if determinable, the adjustment.

                 If notice has been given under subsection 5.5(1) and the adjustment is not then determinable, the Company shall promptly after the adjustment is determinable:

         file with the Trustee a certificate of the Company evidencing the computation of the adjustment; and

         (b)     give notice to the Warrantholders of the adjustment.

                 Protection of Trustee

                 Subject to sections 10.2 and 10.3, the Trustee shall not at any time be under any duty or responsibility to any Warrantholder to determine whether any facts exist which may require any adjustment contemplated by section 5.2, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same.

                 Proceedings Prior to Any Action Requiring Adjustment

                 As a condition precedent to the taking of any action which would require an adjustment in any of the rights pursuant to any of the Warrants, including the number of Shares which are to be received upon the exercise of the Warrants, the Company shall take any corporate action which may, in the opinion of counsel, be necessary in order that the Company has unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the Shares which the holders of such Warrants are entitled to receive on the full exercise thereof in accordance with the provisions hereof.


                                  ARTICLE SIX

                              Rights and Covenants

                 Purchase of Warrants

                 The Company, when not in default under this Indenture, may purchase all or any portion of the Warrants in such manner and on such terms as the Company and the holder thereof may determine. All Warrants so purchased shall forthwith be delivered to the Trustee and cancelled by it and no Warrants shall be issued in substitution therefor.

                 General Covenants

                 The Company covenants with the Trustee that so long as any Warrants remain outstanding and may be exercised:

         the Company will at all times maintain its existence, carry on and conduct its business in a prudent manner and in accordance with industry standards and good business practice, keep or cause to be kept proper books of account in accordance with applicable law and, if and whenever required in writing by the Trustee, file with the Trustee copies of all annual financial statements of the Company furnished to its shareholders during the term of this Indenture;

         the Company shall maintain the listing of the Shares on The Toronto
                 Stock Exchange, and will take all steps necessary to ensure that the Shares issuable upon exercise of the Warrants will be listed and posted for trading on The Toronto Stock Exchange upon their issue;

         the Company will reserve and keep available a sufficient number of Shares for issuance upon the exercise of Warrants issued by the Company hereunder;

         the Company will cause the Shares from time to time subscribed for and purchased pursuant to the exercise of the Warrants, issued by the Company hereunder, in the manner herein provided, to be duly issued in accordance with the Warrants and the terms hereof;

         the Company will cause the certificates representing the Shares issuable upon exercise of the Warrants from time to time in the manner herein provided, to be duly issued and delivered in accordance with the Warrants and the terms hereof;

         upon the exercise by the holder of any Warrant, all Shares issuable upon the exercise of Warrants shall be issued by the Company as fully paid and non-assessable;

         the Company will use its best efforts to maintain its status as a "reporting issuer" (or the equivalent thereof) not in default of the requirements of the Securities Act (British Columbia) and the Securities Act (Ontario);

         the Company is duly authorized to create and issue the Warrants to be issued hereunder, and the Warrant Certificates when issued and certified as herein provided will be legal, valid and binding obligations of the Company;

         if, in the opinion of counsel, any prospectus or registration statement is required to be filed with, or any permission is required to be obtained from, any governmental authority or any other step is required under any applicable securities laws before any Shares which a Warrantholder is entitled to purchase pursuant to his Warrant may properly and legally be issued upon the due exercise thereof, the Company will take such action so required; and

         generally, the Company will well and truly perform and carry out all the acts or things to be done by it as provided in this Indenture.

                 Trustee's Remuneration and Expenses

                 The Company covenants that it will pay to the Trustee from time to time such reasonable remuneration for its services hereunder as may be agreed upon between the Company and the Trustee and will pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances properly incurred or made by the Trustee in the administration or execution of the trusts hereby created (including the reasonable compensation and the disbursements of counsel and all other advisors and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Trustee under the trusts hereof shall be finally and fully performed, except any expense, disbursement or advance as may arise from the negligence, wilful misconduct or bad faith of the Trustee or of persons for whom the Trustee is responsible.

                 Performance of Covenants by Trustee

                 If the Company shall fail to perform any of its covenants and obligations contained in this Indenture, the Trustee may notify the Warrantholders of the failure on the part of the Company or may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to do so or to notify the Warrantholders. All sums expended or advanced by the Trustee in so doing shall be repayable as provided in Section
6.3. No performance, expenditure or advance by the Trustee shall be deemed to relieve the Company of any default or of its continuing obligations hereunder.

                 Notice to Warrantholders of Certain Events

                 The Company covenants with the Trustee for the benefit of the Trustee and the Warrantholders that, so long as any of the Warrants are outstanding, it will not:

         (a) pay any dividend payable in shares of any class to the holders of its Shares or make any other distribution (other than a cash distribution made as a dividend out of retained earnings or contributed surplus legally available for the payment of dividends) to the holders of its Shares,

         (a) offer to the holders of its Shares rights to subscribe for or to purchase any Shares or shares of any class or any other securities, rights, warrants or options,

         (a) make any repayment of capital on, or distribution of evidences of indebtedness or any of its assets (excluding cash dividends) to the holders of, its Shares,

         (a) amalgamate, consolidate or merge with any other person or sell or lease the whole or substantially the whole of its assets or undertaking,

         (a) effect any subdivision, consolidation or reclassification of its Shares, or

         (a)     liquidate, dissolve or wind-up,

unless, in each such case, the Company shall have given notice, in the manner specified in section 11.2, to the Warrantholder, of the action proposed to be taken and the date on which (a) the books of the Company shall close or a record shall be taken for such dividend, repayment, distribution, subscription rights or other rights, warrants or securities, or (b) such subdivision, consolidation, reclassification, amalgamation, merger, sale or lease, dissolution, liquidation or winding-up shall take place, as the case may be, provided that the Company shall only be required to specify in the notice those particulars of the action as shall have been fixed and determined at the date on which the notice is given. The notice shall also specify the date as of which the holders of Shares of record shall participate in the dividend, repayment, distribution, subscription of rights or other rights, warrants or securities, or shall be entitled to exchange their Shares for securities or other property deliverable upon such reclassification, amalgamation, merger, sale or lease, other disposition, dissolution, liquidation or winding-up, as the case may be. The notice shall be given, with respect to the actions described in subsections (a), (b), (c), (d), (e) and (f) not less than 21 days prior to the record date or the date on which the Company's transfer books are to be closed with respect thereto.

                 Closure of Share Transfer Books

                 The Company further covenants and agrees that it will not during the period of any notice given under section 6.5 close its share transfer books or take any other corporate action which might deprive the Warrantholder of the opportunity of exercising its Warrants, provided that nothing contained in this section 6.6 shall be deemed to affect the right of the Company to do or take part in any of the things referred to in section 6.5 or to pay cash dividends on the shares of any class or classes in its capital from time to time outstanding.

                                 ARTICLE SEVEN

                                  Enforcement

                 Enforcement of Rights of the Warrantholder

                 The Warrantholder shall not have the right to institute any action or proceeding or to exercise any other remedy authorized by this Indenture for the purpose of enforcing any rights on behalf of the Warrantholders for the execution of any trust or power hereunder unless a requisition, in writing signed by the Warrantholder requesting the Trustee to so act, and the indemnity referred to in subsection 10.2(3), have been tendered to the Trustee and the Trustee shall have failed to act within a reasonable time thereafter. In such case, but not otherwise, the Warrantholder acting on behalf of itself shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken.

                 The Warrantholder shall not have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by its action, or to enforce any right hereunder or under any Warrant Certificate, except subject to the conditions and in the manner herein provided and all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the benefit of the Warrantholder.

                 Immunity of Shareholders

                 The Trustee, and by its acceptance of the Warrant Certificate and as part of the consideration for the issue of the Warrants, the Warrantholder, hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future shareholder, director or officer of the Company or of any of the subsidiaries of the Company, or any subsidiary of the Company, in their capacity as such, for the issue of Shares pursuant to any Warrants or on any covenant, agreement, representation or warranty by the Company contained herein or in the Warrant Certificates.

                 Limitation of Liability

                 The obligations hereunder are not personally binding upon, nor shall resort hereunder be had to the private property of, any of the past, present or future directors, shareholders, officers, employees or agents of the Company or any of the subsidiaries of the Company, or any subsidiary of the Company, but only the property of the Company (or any successor corporation) shall be bound in respect hereof.


                                 ARTICLE EIGHT

                            Powers of Warrantholders

                 Powers Exercisable by the Warrantholder

                 In addition to all other powers conferred upon it by any other provisions of this Indenture or by law, the Warrantholder shall have the following powers exercisable from time to time by notice to the Trustee and the
Company:

         (a) power to agree to or sanction any amendment, modification, abrogation, alteration, compromise or arrangement of the rights of the Warrantholder and/or the Trustee in its capacity as trustee hereunder or on behalf of the Warrantholder against the

                 Company, whether those rights arise under this Indenture or the Warrants or otherwise, which shall be agreed to by the Company, and to authorize the Trustee to concur in and execute any indenture supplement;

         (a) power to direct or authorize the Trustee to enforce any of the obligations on the part of the Company contained in this Indenture or the Warrants or to enforce any of the rights of the Warrantholder in any manner specified in the notice or to refrain from enforcing any such covenant or right;

         (a) power to waive and direct the Trustee to waive any default on the part of the Company in complying with any provisions of this Indenture or the Warrants, either unconditionally or upon any conditions specified in the notice;

         (a) power from time to time and at any time, with the consent of the Company, not to be unreasonably withheld, to remove the Trustee and appoint a successor trustee; and

         (a) power to assent to any compromise or arrangement with any creditor or any class of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Company.

Powers Cumulative

                 It is hereby declared and agreed that any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Warrantholder may be exercised from time to time and the exercise of any one or more of the powers or any combination of the powers from time to time shall not prevent the Warrantholder from exercising that power or those powers or combination of powers then or any other power or powers or combination of powers thereafter from time to time.

                 Record of Notices

                 A record of all notices delivered by the Warrantholder in connection with any exercise of the powers set forth in section 8.1 shall be made and duly entered in books from time to time to be provided for that purpose by the Trustee at the expense of the Company and such record shall be prima facie evidence of the matters therein stated.

                 Binding Effect of Notices Upon Trustee

                 The Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every notice delivered by the Warrantholder in connection with any exercise of the powers set forth in section 8.1.

                                  ARTICLE NINE

                Supplemental Indentures and Successor Companies

         Provision for Supplemental

                 Indentures for Certain Purposes

                 From time to time the Company and the Trustee may, subject to the provisions hereof, and they shall, when so directed hereby, execute and deliver by their proper officers or directors, as the case may be, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

         setting forth any adjustments resulting from the application of the provisions of Article Five;

         adding to the provisions hereto such additional covenants and enforcement provisions as, in the opinion of counsel, are necessary or advisable, provided that the same are not in the opinion of the Trustee prejudicial to the interests of the Warrantholder;

         giving effect to any notice delivered pursuant to section 8.1 passed as provided in Article Eight;

         adding to, deleting or altering the provisions hereof in respect of the transfer of Warrants, the exchange of Warrants and the making of any modification in the form of a Warrant Certificate which, in the opinion of the Trustee, does not affect the substance thereof;

         making any additions to, deletions from or alterations of the provisions of this Indenture which, in the opinion of the Trustee, do not materially and adversely affect the interests of the Warrantholder and are necessary or advisable in order to incorporate, reflect or comply with any Applicable Legislation;

         making provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder or for the purpose of obtaining a listing or quotation of the Shares issuable upon exercise of the Warrants on a stock exchange, bourse or over-the-counter market, provided that the provisions are not, in the opinion of the Trustee, prejudicial to the interests of the Warrantholder;

         modifying any of the provisions of this Indenture or relieving the Company from any of the obligations, conditions or restrictions herein contained, provided that no such modification or relief shall be or become operative or effective if in the opinion of the Trustee the modification or relief impairs any of the rights of the Warrantholder provided hereunder, or of the Trustee, and provided that the Trustee may in its uncontrolled discretion decline to enter into any supplemental indenture which in its opinion may not afford adequate protection to the Trustee when the same shall become operative;

         evidencing any succession, or successive successions, of other bodies corporate to the Company and the assumption by any successor of the obligations of the Company herein and in the Warrant Certificates as provided hereafter in this Article Nine;

         adding to, deleting or altering the provisions hereof relating to any adjustment in the provisions of Article Five relating to the subscription for Shares upon exercise of the Warrants; and

         for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective provisions, errors or omissions herein, provided that, in the opinion of the Trustee, the rights of the Trustee or of the Warrantholder provided hereunder are in no way prejudiced thereby, provided that any amendment to this Indenture, by supplement or otherwise, shall be subject to the prior consent of The Toronto Stock Exchange.

                 Successor Companies

                 In the case of the consolidation, amalgamation, arrangement, merger or transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation ("successor corporation"), the successor corporation resulting from the consolidation, amalgamation, arrangement, merger or transfer (if not the Company) will be bound by the provisions hereof and for the due and punctual performance and observance of each and every covenant and obligation contained in this Indenture to be performed by the Company and, if requested by the Trustee, the successor corporation shall, by supplemental indenture satisfactory in form to the Trustee and executed and delivered to the Trustee, expressly assume those obligations.


                                  ARTICLE TEN

                             Concerning the Trustee

                 Trust Indenture Legislation

                 If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, the mandatory requirement shall prevail.

                 The Company and the Trustee each will, at all times in relation to this Indenture and any action to be taken hereunder, observe and comply with and be entitled to the benefits of Applicable Legislation.

                 Rights and Duties of Trustee

                 In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Trustee shall act honestly and in good faith with a view to the best interests of the Warrantholder and shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

                 No provision of this Indenture will be construed to relieve the Trustee from liability for its own negligent act, negligent failure to act, wilful misconduct or bad faith.

                 The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Trustee or the Warrantholder or obligations of the Company hereunder shall be conditional upon either the Warrantholder or the Company furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

                 The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding require the Warrantholder to deposit with the Trustee the Warrant Certificates held by it, for which Warrant Certificates the Trustee shall issue receipts.

                 Every provision of this Indenture that by its terms relieves the Trustee of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of Applicable Legislation, and of this section
10.2 and section 10.3.

                 Evidence, Experts and Advisors

                 In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Company will furnish to the Trustee such additional evidence of compliance with any provision hereof, and in such form, as is prescribed by Applicable Legislation or as the Trustee may reasonably require by written notice to the Company.

                 In the exercise of its right or duty hereunder, the Trustee may, if it is acting in good faith, rely as to the truth of the statements or the accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports, certificates or other evidence furnished to the Trustee pursuant to a provision hereof or of Applicable Legislation or pursuant to a request of the Trustee, provided the evidence complies with Applicable Legislation and that the Trustee examines such evidence and determines that it complies with the applicable requirements of this Indenture.

                 Whenever Applicable Legislation requires that evidence referred to in subsection 10.3(1) be in the form of a statutory declaration, the Trustee may accept the statutory declaration in lieu of a certificate of the Company required by any provision hereof. Any statutory declaration may be made by one or more of the officers of the Company.

                 Proof of the execution of an instrument in writing by the Warrantholder may be made by the certificate of a notary public, or other officer with similar powers, that the person signing the instrument acknowledged to him the execution thereof, or by an affidavit of a witness to the execution, or in any other manner that the Trustee may consider adequate.

                 The Trustee may employ or retain such counsel, accountants, engineers, appraisers, or other experts or advisers as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any counsel, and will not be responsible for any misconduct or negligence on the part of any of them who has been selected with due care by the Trustee.

                 The Trustee may, as a condition precedent to any action to be taken by it under this Indenture, require such opinions, statutory declarations, reports, certificates or other evidence as it, acting reasonably, considers necessary or advisable under the circumstances.

                 Documents, Monies, etc. Held by Trustee

                 Any securities, documents of title or other instruments that may at any time be held by the Trustee subject to the trusts hereof may be placed in the deposit vaults of the Trustee or of any Canadian Imperial Bank of Commerce, Bank of Montreal, Bank of Nova Scotia, The Toronto-Dominion Bank, the Royal Bank of Canada and the Hongkong Bank of Canada or deposited for safekeeping with any of those Canadian chartered banks. Unless herein otherwise expressly provided, any money so held pending the application or withdrawal thereof under any provision of this Indenture shall be deposited in the name of the Trustee in any of the foregoing Canadian chartered banks at the rate of interest then current on similar deposits. Unless the Company is in default hereunder, all interest or other income received by the Trustee in respect of deposits and investments will belong to the Company.

                 Action by Trustee to Protect Interests

                 The Trustee shall have the power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve or protect its interests and the interests of the Warrantholders.

                 Trustee not Required to Give Security

                 The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises contained herein.

                 Protection of Trustee

                 By way of supplement to the provisions of any law from time to time applicable to trustees it is expressly declared and agreed as follows:

         the Trustee shall not be liable for or by reason of any statements of fact or recitals in this Indenture or in the Warrant Certificates (except the representation contained in section
                 10.9 and by virtue of the certification by the Trustee of the Warrant Certificates) or required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Company;

         nothing herein contained shall impose any obligation on the Trustee to see or to require evidence of the registration (on filing or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto;

         the Trustee shall not be bound to give notice to any person or persons of the execution hereof;

         the Trustee shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Company of any obligation herein contained or of any acts of any director, officer, employee or agent of the Company;

         the Trustee shall not be bound to give any notice or to do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required to do so under the terms hereof, nor shall the Trustee be required to take notice of any default of the Company hereunder unless and until notified in writing of the default (which notice must specify the nature of the default) and, in the absence of that notice, the Trustee may for all purposes hereunder conclusively assume that no default by the Company hereunder has occurred. The giving of any notice shall in no way limit the discretion of the Trustee hereunder as to whether any action is required to be taken in respect of any default hereunder;

         the Trustee shall not be accountable with respect to the validity or value (or the kind or amount) of any Shares or other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Warrant; and

         the Trustee is not responsible for any failure of the Company to make any cash payment or to issue, transfer or deliver Shares or certificates for the same upon the surrender of any Warrant Certificates and payment of the Subscription Price applicable thereto for the purpose of the exercise of the Warrants represented by such Warrant Certificates or to comply with any of the covenants contained in Article Six.

                 Replacement of Trustee

                 The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder, except as provided in this Article Ten, by giving to the Company and the Warrantholders not less than 90 days notice in writing or, if a new Trustee has been appointed, such shorter notice as the Company accepts as sufficient. The Warrantholder by notice delivered pursuant to section 8.1 shall have power at any time, with the consent of the Company, not to be unreasonably withheld, to remove the Trustee and to appoint a new Trustee. In the event of the Trustee resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Company shall forthwith appoint a new Trustee unless a new Trustee has already been appointed by the Warrantholders. If for any reason the Company is unable to appoint a new Trustee, the retiring Trustee or the Warrantholder may apply to the Supreme Court of British Columbia, on such notice as the Court may direct, for the appointment of a new Trustee. Any new Trustee so appointed by the Company or by the Court shall be subject to removal as aforesaid by the Warrantholder and the Company. Any new Trustee appointed under any provision of this section 10.8 shall be a corporation authorized to carry on the business of a trust company in the Province of British Columbia and Ontario and, if required by the Applicable Legislation of any other Province, in that other Province. On any such appointment the new Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee without any further assurance, conveyance, act or deed, but there shall be immediately executed, at the expense of the Company, all such conveyances or other instruments as may, in the opinion of counsel, be necessary or advisable for the purpose of assuring such powers, rights, duties and responsibilities of the new Trustee.

                 Upon the appointment of a new Trustee, the Company shall promptly give notice thereof to the Warrantholder.

                 Any corporation into or with which the Trustee may be merged or consolidated or amalgamated, or any corporation succeeding to the trust business of the Trustee, shall be the successor to the Trustee hereunder without any further act on its part or any of the parties hereto provided that the corporation would be eligible for appointment as a new Trustee under subsection 10.8(1).

                 A Warrant Certificate certified but not delivered by a predecessor Trustee may be delivered by the new or successor Trustee in the name of the predecessor Trustee or successor Trustee.

                 Conflict of Interest

                 The Trustee represents to the Company that at the time of the execution and delivery hereof no material conflict of interest exists between the Trustee's role as a fiduciary hereunder and its role in any other capacity and that if a material conflict of interest arises hereafter it will, within 90 days after ascertaining that it has a material conflict of interest, either eliminate the conflict of interest or assign its trust hereunder to a successor Trustee approved by the Company and meeting the requirements set forth in subsection 10.8(1). Notwithstanding the foregoing provisions of this subsection 10.9(1), if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Indenture and the Warrant Certificate shall not be affected in any manner whatsoever by reason thereof.

                 Subject to subsection 10.9(1), the Trustee, in its personal or any other capacity, may buy, lend on and deal in securities of the Company, may act as registrar and transfer agent for the Shares and trustee for the Special Warrants under the Special Warrant Indenture and generally may contract and enter into financial transactions with the Company or any subsidiary of the Company without being liable to account for any profit made thereby.

         Acceptance of Trust

                 The Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform them on the terms and conditions herein set forth and agrees to hold all rights, interests and benefits contained herein for and on behalf of those persons who become holders of Warrants from time to time issued pursuant to this Indenture.

         Trustee Not to be Appointed Receiver

                 The Trustee and any person related to the Trustee shall not be appointed a receiver, a receiver manager or liquidator of all or any part of the assets or undertaking of the Company.

         Indemnity

                 Without limiting any protection or indemnity of the Trustee under any other provision hereof, or otherwise at law, the Company hereby agrees to indemnify and hold harmless the Trustee from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements, including reasonable legal or advisor fees and disbursements, of whatever kind and nature which may at any time be imposed on, incurred by or asserted against the Trustee in connection with the performance of its duties and obligations hereunder, other than such liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements arising by reason of the negligence, bad faith or wilful misconduct of the Trustee or of persons for whom the Trustee is responsible. This provision shall survive the resignation or removal of the Trustee, or the termination of the Indenture.


                                 ARTICLE ELEVEN

                                    General

                 Notice to the Company or the Trustee

                 Unless herein otherwise expressly provided, any notice to be given hereunder to the Company or the Trustee shall be given in writing and shall be deemed to be validly given if delivered or if sent by registered letter, postage prepaid or if transmitted by facsimile:

         (a)     if to the Company:

                 Granges Inc.
                 Suite 3000
                 370 Seventeenth Street
                 Denver, Colorado
                 U.S.A. 80202

                 Attention:  Mr. Michael B. Richings
                 Facsimile No.:  (303) 629-2499

                 and to:

                 Ladner Downs
                 Barristers & Solicitors
                 1200 - 200 Burrard Street
                 Vancouver, British Columbia
                 V7X 1T2

                 Attention:  Mr. William F. Sirett
                 Facsimile No.:  (604) 687-1415

         (a)     if to the Trustee:

                 Montreal Trust Company of Canada
                 Montreal Trust Centre
                 510 Burrard Street
                 Vancouver, British Columbia
                 V6C 3B9

                 Attention:  Manager, Corporate Trust Department
                 Facsimile No.: (604) 683-3694
and any notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery or, if mailed, on the fifth business day following the day of the mailing of the notice, or if transmitted by facsimile, on the day following the transmission.

                 The Company or the Trustee, as the case may be, may from time to time notify the other in the manner provided in subsection 11.1(1) of a change of address which, from the effective date of the notice and until changed by like notice, shall be the address of the Company or the Trustee, as the case may be, for all purposes of this Indenture.

                 If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, a notice to be given to the Trustee or to the Company hereunder could reasonably be considered unlikely to reach or to be delayed in reaching its destination, the notice shall be valid and effective only if it is delivered to an officer of the party to which it is addressed or if it is delivered to that party at the appropriate address provided in subsection 11.1(1) by cable, facsimile, telegram, telex or other means of prepaid, transmitted, written communication, and any notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery to the officer or if delivered by cable, facsimile, telegram, telex or other means of prepaid, transmitted, recorded communication, on the first business day following the date of the sending of the notice by the persons giving the notice.

                 Notice to Warrantholder

                 Unless herein otherwise expressly provided, a notice to be given hereunder to the Warrantholder shall be given in writing and shall be deemed to be validly given if delivered or if sent by registered letter, postage prepaid or if transmitted by facsimile to:

                 L. B. Mining Co.
                 1401 Shoreline Drive
                 P.O. Box 2797
                 Boise, Idaho
                 U.S.A.  83701

                 Attention:  Larry B. Barnes
                 Facsimile No.:  (208) 345-7028

                 and to:

                 Morrison & Foerster
                 370 17th Street, Suite 5200
                 Denver, Colorado
                 U.S.A.  80202-5638

                 Attention:  Randall E. Hubbard
                 Facsimile No.:  (303) 592-1510

and any notice given in accordance with the foregoing shall be deemed to have been received on the date of delivery or, if mailed, on the fifth business day following the date of mailing of the notice or, if transmitted by facsimile, on the day following the transmission.

                 If the address and facsimile number of the Warrantholder appearing on the register maintained by the Trustee is changed, the Trustee shall notify the Company of such change of address, which, from the effective date of the notice and until changed by like notice, shall be the address to which any notice to be given to the Warrantholder shall be delivered for all purposes of this Indenture.

                 If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrantholder hereunder could reasonably be considered unlikely to reach or to be delayed in reaching its destination, the notice shall be valid and effective only if it is delivered to an officer of the Warrantholder or if it is delivered to the Warrantholder at the appropriate address provided in subsection 10.2(1) by cable, telegram, telex, facsimile or other means of prepaid, transmitted or written communication and any notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery to the officer or if delivered by cable, telegram, telex, facsimile or other means of prepaid, transmitted, recorded communication, on the first business day following the date of the sending of the notice by the person giving the notice.

                 Satisfaction and Discharge of Indenture

                 On the earlier of:

         (a) the date by which there has been delivered to the Trustee for exercise or destruction all Warrant Certificates representing B Warrants theretofore certified hereunder, or

         (a)     the 61st day following the Class B Warrant Expiry Date,

and if all Shares required to be issued in compliance with the provisions hereof have been issued and delivered hereunder, this Indenture will cease to be of further effect and the Trustee, on demand of and at the cost and expense of the Company and on delivery to the Trustee by the Company of a certificate of the Company stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with and on payment to the Trustee of the fees and other remuneration payable to the Trustee, will execute proper instruments acknowledging satisfaction of and discharging this Indenture.

                 Sole Benefit of Parties and Warrantholders

                 Nothing in this Indenture or in the Warrant Certificates expressed or implied, shall give or be construed to give to any person other than the parties hereto and the Warrantholder, as the case may be, any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision herein contained, all covenants and provisions being for the sole benefit of the parties hereto and the Warrantholder.

                 Discretion of Directors

                 Any matter provided herein to be determined by the directors will be determined by the directors in their sole discretion, and a determination so made will be conclusive.

                 Counterparts and Formal Date

                 This Indenture may be executed in several counterparts, each of which when so executed will be deemed to be an original, and the counterparts together will constitute one and the same instrument and notwithstanding the date of their execution will be deemed to be dated as of June 7, 1996.

                 IN WITNESS WHEREOF the parties hereto have executed these presents under their respective seals and the hands of their proper officers in that behalf.



                                          GRANGES INC.


                                          By:
                                                ----------------------------
  (C/S)

                                          By:
                                                ----------------------------



                                          MONTREAL TRUST COMPANY OF CANADA


                                          By:
                                                ----------------------------
  (C/S)

                                          By:
                                                ----------------------------

                                  SCHEDULE "A"

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED.

                    CLASS "A" COMMON SHARE PURCHASE WARRANT
                          to acquire Common Shares of

                                  GRANGES INC.
               (incorporated under the laws of British Columbia)



         Warrant Certificate                 Certificate for 2,047,938
         No. AW-00001                       Class "A" Warrants, each entitling
                                                   the holder thereof to
                                                   acquire one Share of Granges
                                                   Inc.


         THIS IS TO CERTIFY THAT,

                              L. B. Mining Co.
                            1401 Shoreline Drive
                                P.O. Box 2797
                                Boise, Idaho
                                U.S.A.  83701

--------------------------------------------------------------------------------

(the "holder") is the registered holder of the number of Class "A" common share purchase warrants (the "Warrants") of Granges Inc. (the "Company") set forth above, and is entitled, on deemed exercise of these Warrants upon and subject to the terms and conditions set forth herein and in the Warrant Indenture hereinafter referred to, to receive on the Class A Warrant Exercise Date (hereinafter defined) one fully-paid and non-assessable common share (a "Share") without par value in the capital of the Company as constituted on the date hereof for each Warrant for no additional consideration upon surrendering this certificate to Montreal Trust Company of Canada (the "Trustee") at its principal transfer office in the city of Vancouver.

                 Surrender of this Warrant Certificate and the duly completed exercise form will be deemed to have been effected only on personal delivery thereof to, or if sent by mail or other means of transmission on actual receipt therefor by, the Trustee at its principal transfer office in the city of Vancouver.

                 The Warrants represented by this Warrant Certificate and the Shares to be issued upon deemed exercise thereof have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any applicable State securities laws of the United States. Accordingly, this Warrant does not constitute an offer to any person within the United States or to any "U.S. Person" within the meaning of Regulation S under the U.S. Securities Act and may not be exercised within the United States or by or on behalf of any U.S. Person unless such person is an institutional "accredited investor" as defined in Rule 501(a)(1), (2), (3) or
(7) of the U.S.  Securities Act.

                 Certificates for the Shares subscribed for will be mailed to the holder hereof at its address specified in the register of Warrantholders or, if requested by the holder hereof in writing, delivered to such persons at the office where this Warrant Certificate is surrendered. No fractional Shares will be issued upon exercise of any Warrant. In lieu of such fractional share, the holder will receive a cash payment therefor.

                 This Warrant Certificate evidences Warrants of the Company issued or issuable under the provisions of a warrant indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the "Warrant Indenture") dated as of June 7, 1996 between the Company and the Trustee, as trustee, to which Warrant Indenture reference is hereby made for particulars of the rights of the Warrantholder, the Company and the Trustee in respect thereof and the terms and conditions on which the Warrants are issued and held, all to the same effect as if the provisions of the Warrant Indenture were herein set forth, to all of which the holder by acceptance hereof assents. Capitalized terms used in this Warrant Certificate and not otherwise defined shall have the meanings ascribed to them in the Warrant Indenture.

                 The Company will furnish to the holder, on request and without charge, a copy of the Warrant Indenture.

                 As set forth in the Warrant Indenture, the term "Class A Warrant Exercise Date" means the later of:

         the date of Closing stipulated in the executed stock purchase agreement entered into between the Company and L. B. Mining Co. in accordance with, and in the form attached as Exhibit D to, the exploration and purchase option agreement dated as of June 7, 1996 between L. B. Mining Co. and the Company; and

         the earlier of (i) the date on which a receipt is issued for the Final
                 Prospectus relating to the distribution of the Warrants by the last of the Securities Commissions to do so under the applicable Securities Laws of the Provinces and (ii) June 7, 1997.

                 On presentation at the principal transfer office of the Trustee in the city of Vancouver as specified below, subject to the provisions of the Warrant Indenture and on compliance with the reasonable requirements of the Trustee, one or more Warrant Certificates may be exchanged for one or more Warrant Certificates entitling the holder thereof to purchase in the aggregate an equal number of Shares as are purchasable under the Warrant Certificate or Certificates so exchanged.

                 The Warrant Indenture provides for: (i) adjustments to certain rights of the holder, including the number of Shares issuable upon exercise or deemed exercise, upon the happening of certain stated events, including the subdivision or consolidation of the outstanding Shares, certain distributions of Shares or securities convertible or exchangeable into Shares or of other securities or assets of the Company, certain offerings of rights, warrants or options, and certain capital reorganizations; and (ii) payment of an amount to compensate for dividends paid on Shares prior to the exercise of the Warrants.

                 Nothing contained in this Warrant Certificate, the Warrant Indenture or elsewhere shall be construed as conferring upon the holder hereof any right or interest whatsoever as a holder of Shares or any other right or interest except as herein and in the Warrant Indenture expressly provided.

                 Time is of the essence hereof.

                 This Warrant Certificate will not be valid for any purpose until it has been countersigned by or on behalf of the Trustee from time to time under the Warrant Indenture.

                 IN WITNESS WHEREOF Granges Inc. has caused this Warrant Certificate to be duly signed on _______________________, 199__.



                                                            GRANGES INC.


                                                  By: __________________________
                                                            Authorized Signatory


                                                  By: __________________________
                                                            Authorized Signatory


Countersigned and Registered by:

MONTREAL TRUST COMPANY OF CANADA,
Vancouver


Per: __________________________________
         Authorized Signatory

                                  SCHEDULE "B"

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED.

                    CLASS "B" COMMON SHARE PURCHASE WARRANT
                          to acquire Common Shares of

                                  GRANGES INC.
               (incorporated under the laws of British Columbia)



         Warrant Certificate                  Certificate for 2,529,161
         No. BW-00001                              Class "B" Warrants, each
                                                       entitling the holder
                                                       thereof to acquire one
                                                       Share of Granges Inc.


         THIS IS TO CERTIFY THAT,

                              L. B. Mining Co.
                            1401 Shoreline Drive
                                P.O. Box 2797
                                Boise, Idaho
                                U.S.A.  83701

--------------------------------------------------------------------------------

(the "holder") is the registered holder of the number of Class "B" common share purchase warrants (the "Warrants") of Granges Inc. (the "Company") set forth above, and is entitled, on exercise of these Warrants upon and subject to the terms and conditions set forth herein and in the Warrant Indenture hereinafter referred to, to acquire at any time during a Class B Warrant Exercise Period, for no additional consideration, one fully-paid and non-assessable common share (a "Share") without par value in the capital of the Company as constituted on the date hereof for each Warrant by surrendering to Montreal Trust Company of Canada (the "Trustee") at its principal transfer office in the city of Vancouver, an exercise form in the form attached hereto duly completed and executed, accompanied by this certificate.

                 Surrender of this Warrant Certificate and the duly completed exercise form will be deemed to have been effected only on personal delivery thereof to, or if sent by mail or other means of transmission on actual receipt thereof by, the Trustee at its principal transfer office in the city of Vancouver.

                 The Warrants represented by this Warrant Certificate and the Shares to be issued upon exercise thereof have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any applicable State securities laws of the United States. Accordingly, this Warrant does not constitute an offer to any person within the United States or to any "U.S. Person" within the meaning of Regulation S under the U.S. Securities Act and may not be exercised within the United States or by or on behalf of any U.S. Person unless such person is an institutional "accredited investor" as defined in Rule 501(a)(1), (2), (3) or
(7) of the U.S. Securities Act and has checked box B of the attached exercise form.

                 Certificates for the Shares will be mailed to the persons specified in the exercise form at their respective addresses specified therein or, if so specified in the exercise form, delivered to such persons at the office where this Warrant Certificate is surrendered. If fewer Shares are purchased than the number that can be purchased pursuant to this Warrant Certificate, the holder hereof will be entitled to receive without charge a new Warrant Certificate in respect of the balance of the Shares not so purchased. No fractional Shares will be issued upon exercise of any Warrant. In lieu of such fractional share, the holder will receive a cash payment therefor.

                 This Warrant Certificate evidences Warrants of the Company issued or issuable under the provisions of a warrant indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the "Warrant Indenture") dated as of June 7, 1996 between the Company and the Trustee, as trustee, to which Warrant Indenture reference is hereby made for particulars of the rights of the Warrantholder, the Company and the Trustee in respect thereof and the terms and conditions on which the Warrants are issued and held, all to the same effect as if the provisions of the Warrant Indenture were herein set forth, to all of which the holder by acceptance hereof assents. Capitalized terms used in this Warrant Certificate and not otherwise defined shall have the meanings ascribed to them in the Warrant Indenture.

                 The Company will furnish to the holder, on request and without charge, a copy of the Warrant Indenture.

                 The Trustee shall notify the Warrantholder of the duration and expiry of any Class B Warrant Exercise Period.

                 On presentation at the principal transfer office of the Trustee in the city of Vancouver as specified below, subject to the provisions of the Warrant Indenture and on compliance with the reasonable requirements of the Trustee, one or more Warrant Certificates may be exchanged for one or more Warrant Certificates entitling the holder thereof to purchase in the aggregate an equal number of Shares as are purchasable under the Warrant Certificate or Certificates so exchanged.

                 The Warrant Indenture provides for: (i) adjustments to certain rights of the holder, including the number of Shares issuable upon exercise or deemed exercise, upon the happening of certain stated events, including the subdivision or consolidation of the outstanding Shares, certain distributions of Shares or securities convertible or exchangeable into Shares or of other securities or assets of the Company, certain offerings of rights, warrants or options, and certain capital reorganizations; and (ii) payment of an amount to compensate for dividends paid on Shares prior to the exercise of the Warrants.

                 Nothing contained in this Warrant Certificate, the Warrant Indenture or elsewhere shall be construed as conferring upon the holder hereof any right or interest whatsoever as a holder of Shares or any other right or interest except as herein and in the Warrant Indenture expressly provided.

                 Time is of the essence hereof.

                 This Warrant Certificate will not be valid for any purpose until it has been countersigned by or on behalf of the Trustee from time to time under the Warrant Indenture.

                 IN WITNESS WHEREOF Granges Inc. has caused this Warrant Certificate to be duly signed on _______________________, 199__.



                                                            GRANGES INC.


                                                  By: __________________________
                                                            Authorized Signatory

                                                  By: __________________________
                                                            Authorized Signatory

Countersigned and Registered by:

MONTREAL TRUST COMPANY OF CANADA,
Vancouver


Per: __________________________________
         Authorized Signatory

                                  SCHEDULE "C"

                   FORM OF DECLARATION FOR REMOVAL OF LEGEND


To:              Montreal Trust Company of Canada
                 Stock and Bond Transfer Department


                 The undersigned (A) acknowledges that the sale of the securities, represented by certificate numbers ___________________, to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "Securities Act") and (B) certifies that (1) it is not an "affiliate" of Granges Inc. (as defined in Rule 405 under the Securities Act), (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States or (b) the transaction was executed on or through the facilities of The Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States and (3) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such securities. Terms used herein have the meanings given to them by Regulation S.


Dated:

                                        By:_____________________________________
                                            Name:
                                            Title:

                                  SCHEDULE "D"

                                 EXERCISE FORM


To:              Granges Inc.
                 c/o Montreal Trust Company of Canada


                 The undersigned holder of the within Warrant Certificate, being entitled to do so in accordance with the terms of the Purchase Agreement, hereby exercises the right of such holder to acquire ___________________ common shares ("Shares") of Granges Inc. (or such number of Shares or other securities or property to which such subscription entitles him in lieu thereof or in addition thereto under the provisions of the Warrant Indenture mentioned in the Warrant Certificate) in accordance with the Warrant Certificate and Warrant Indenture.

                 The undersigned certifies as follows (check one box):

         A [ ] The undersigned (and any person named in Section 3 below) is not a "U.S. Person" within the meaning of Regulation S under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and is not exercising this Warrant on behalf of any U.S. Person.

         B [ ] The undersigned (and any person named in Section 3 below) is an institutional "accredited investor", as defined in Rule 501(a)(1), (2), (3) or (7) of the Securities Act and is exercising this Warrant for its own account or the account of an institutional accredited investor over which it exercises sole investment discretion.

                 By checking box B above, the undersigned represents that it (and any person named in Section 3 below) has had access to such current public information concerning Granges Inc. as it has considered necessary in connection with its investment decision and understands that the Shares have not been and will not be registered under the Securities Act and agrees that it will only resell the Shares (i) to Granges Inc., (ii) outside the United States in accordance with Rule 904 of Regulation S under the Securities Act, (iii) inside the United States pursuant to the exemption from registration under the Securities Act provided by Rule 144A or Rule 144 thereunder and in accordance with applicable state securities laws or (iv) in a transaction that does not require registration under the Securities Act or any applicable state securities laws. If box B above is checked, the Shares issued pursuant to this exercise form will bear a legend to the foregoing effect which may be removed by providing a declaration to the registrar and transfer agent for the Shares to the effect that such Shares have been sold in accordance with Rule 904 of Regulation S under the Securities Act or by providing the registrar and transfer agent an opinion of counsel, of recognized standing reasonably satisfactory to Granges Inc., to the effect that such legend is no longer required under applicable requirements of the Securities Act or state securities laws.

                 The undersigned hereby irrevocably directs that the said Shares be issued and delivered as follows:

                 Name(s) in Full                         Address(es)                            Number(s) of Common shares
                                                         (Include Postal Code)

                 ------------------                      ------------------                     ------------------

                 ------------------                      ------------------                     ------------------

                 ------------------                      ------------------                     ------------------


(Please print full name in which share certificates are to be issued. If any shares are to be issued to a person or persons other than the Warrantholder, the Warrantholder must pay to the Trustee all exigible transfer taxes or other government charges.)



DATED this _____ day of _______________________ , 19__.


                                                        Signature Guaranteed By:
________________________        ________________________
Signature of Subscriber*


                                                       ________________________

                                                       ________________________

                                                       ________________________
                                                        (Include Postal Code)

* This signature must correspond exactly with the name appearing on the registration panel.

Please check box if the share certificates are to be delivered at the office where this Warrant Certificate is surrendered, failing which the certificates will be mailed.

                                  SCHEDULE "E"

                 INSTRUCTIONS FOR THE TRANSFER OF COMMON SHARES
                      BEARING A U.S. SECURITIES ACT LEGEND


                 ______________________________________________


                                  Granges Inc.

                                 Common Shares

                 ______________________________________________


         Set forth below are the instructions to be followed by Montreal Trust Company of Canada, as transfer agent and registrar of the common shares ("Shares") of Granges Inc. (the "Company"), in connection with (A) transfers of Shares, bearing the U.S. Securities Act legend (the "U.S. Legend") set forth in paragraph 2 below ("U.S. Legended Shares") to a person outside the United States through a trade on The Toronto Stock Exchange or otherwise in compliance with Rule 904 of Regulation S under the United States Securities Act of 1933 (the "U.S. Securities Act") or (B) transfers of U.S. Legended Shares other than in the manner described in clause (A).

Transfers of U.S. Legended Shares through the facilities of The Toronto Stock
         Exchange or otherwise in compliance with Rule 904 of Regulation S

         Upon surrender for registration of transfer of any U.S. Legended Share certificate at an authorized office of Montreal Trust Company of Canada by a person who sold the Shares represented thereby on or through the facilities of The Toronto Stock Exchange or otherwise in compliance with Rule 904 of Regulation S under the U.S. Securities Act, Montreal Trust Company of Canada shall certify, register and deliver in the name of such transferee a new Share certificate without the U.S. Legend representing the number of Shares so transferred, provided that such transferor has delivered (by facsimile transmission or otherwise) to Montreal Trust Company of Canada a duly executed declaration stating the following:

         The undersigned (A) acknowledges that the sale of the securities, represented by certificate numbers __________, to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "Securities Act") and (B) certifies that (1) it is not an "affiliate" of Granges Inc. (as defined in Rule 405 under the Securities Act), (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States or (b) the transaction was executed on or through the facilities of The Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States and
         (3) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such securities. Terms used herein have the meanings given to them by Regulation S.

Transfers of U.S. Legended Shares other than in the manner described in Paragraph 1 above

         Upon surrender for registration of transfer of any U.S. Legended Share certificate at an authorized office of Montreal Trust Company of Canada, Montreal Trust Company of Canada shall certify, register and deliver in the name of the transferee a new Share certificate with the U.S. Legend in the following form printed on the face or reverse thereof representing the aggregate number of Shares so transferred.

THE U.S. LEGEND:

                 THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT OR (C). INSIDE THE UNITED STATES IN ACCORDANCE WITH (1) CERTAIN PROCEDURES SATISFACTORY TO THE COMPANY OR (2) RULE 144 UNDER THE SECURITIES ACT, IF AVAILABLE. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" MAY BE OBTAINED FROM MONTREAL TRUST COMPANY OF CANADA UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO MONTREAL TRUST COMPANY OF CANADA AND THE COMPANY, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

         provided, however, that Montreal Trust Company of Canada shall certify, register and deliver in the name of such transferee a new Share certificate without the U.S. Legend representing the number of Shares so transferred if such transferor has delivered to Montreal Trust Company of Canada an opinion of counsel, of recognized standing reasonably satisfactory to the Company, to the effect that the U.S. Legend is no longer required under applicable requirements of the U.S. Securities Act and state securities laws.

Exchanges of U.S. Legended Shares

         If U.S. Legended Share certificates are presented to Montreal Trust Company of Canada in exchange for new Share Certificates that are not being transferred pursuant to paragraph 1 or 2 above (including any Shares remaining untransferred after certificates are presented for transfer pursuant to Paragraph 1 or 2 above), Montreal Trust Company of Canada shall deliver to the holder thereof new Share certificates bearing the U.S. Legend in the number requested, representing the appropriate aggregate number of Shares.

                                                                    EXHIBIT 2.04

     This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar authority in Canada has in any way passed upon the merits of the securities offered hereunder and any representation to the contrary is an offence. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended and, subject to certain exceptions, may not be offered or sold, directly or indirectly, within the United States or to U.S. Persons. These securities are being issued to holders of special warrants of the Company in connection with the exercise of such special warrants and this short form prospectus does not constitute an offer to sell or the solicitation of an offer to buy any of these securities in the United States. See "Plan of Distribution".

     Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Granges Inc. at 709-700 West Pender Street, Vancouver, British Columbia, V6C 1G8 (Telephone: (604) 687-2831).

Additional Issue                                                    July 2, 1996
                                  GRANGES INC.

                            9,699,800 COMMON SHARES
                                      AND
                    9,426,999 COMMON SHARE PURCHASE WARRANTS

     This short form prospectus qualifies the distribution of 9,699,800 common shares ("Common Shares") and 9,426,999 common share purchase warrants (the "Warrants") of Granges Inc. (the "Company") issuable upon the exercise, or deemed exercise, of 11,747,738 special warrants (the "Special Warrants") previously distributed by the Company pursuant to prospectus exemptions (the "Special Warrant Private Placements").

     Of the Special Warrants, 9,699,800 Special Warrants (the "Underwritten Special Warrants") were issued under a warrant indenture dated as of April 25, 1996 (the "Underwritten Special Warrant Indenture") between the Company and Montreal Trust Company of Canada (the "Trustee") and 2,047,938 Special Warrants (the "LB Special Warrants") were issued under a warrant indenture dated as of June 7, 1996 (the "LB Special Warrant Indenture") between the Company and the Trustee. The Underwritten Special Warrants were issued and sold to investors on April 25, 1996 pursuant to an underwriting agreement dated as of April 15, 1996 between the Company and ScotiaMcLeod Inc., First Marathon Securities Limited, Yorkton Securities Inc. and Goepel Shields & Partners Inc. (collectively, the "Underwriters") at a price of $2.60 per Underwritten Special Warrant. The LB Special Warrants were issued to L.B. Mining Co. ("LB Mining"), an Idaho general partnership at arm's length to the Company, on June 7, 1996 pursuant to an agreement (the "Guariche Option Agreement") dated as of June 7, 1996 between the Company and LB Mining under which LB Mining granted to the Company the right to explore for minerals on mining concessions (the "Guariche Properties") owned by two corporations wholly-owned by LB Mining which are organized under the laws of Venezuela, Corporacion Minera Nacional, C.A. and Aerominas, C.A. (collectively, the "LB Subsidiaries"), and granted to the Company the option (the "Guariche Option") to acquire the LB Subsidiaries. The LB Special Warrants were issued as part consideration for the grant of the Guariche Option to the Company. See "Recent Developments - Guariche Option Agreement". The Underwritten Special Warrants entitle holders thereof to acquire, at no additional cost, one Common Share and one-half of one Warrant (an "Underwritten Warrant") for each Underwritten Special Warrant exercised, for an aggregate of 9,699,800 Common Shares and 4,849,900 Underwritten Warrants. The LB Special Warrants entitle LB Mining to acquire, at no additional cost, one Warrant (a "Class A Warrant") and 1.2349792 Warrants ("Class B Warrants") for each LB Special Warrant exercised, for an aggregate of 2,047,938 Class A Warrants and 2,529,161 Class B Warrants. See "Details of the Offering".

     The Underwritten Warrants will be issued, upon exercise or deemed exercise of the Underwritten Special Warrants, under a warrant indenture dated as of April 25, 1996 between the Company and the Trustee (the "Underwritten Warrant Indenture"). Each whole Underwritten Warrant will entitle the holder thereof to acquire one Common Share at the price of $3.00 per share at any time until 4:30 p.m. (local time) on October 31, 1997. The Class A Warrants and Class B Warrants will be issued, upon exercise or deemed exercise of the LB Special Warrants, under a warrant indenture dated as of June 7, 1996 between the Company and the Trustee (the "Class A and B Warrant Indenture"). Each Class A Warrant will entitle LB Mining to receive one Common Share, at the deemed price of U.S.$2.44148 per share, at the time of exercise of the Guariche Option as partial payment of the purchase price for the LB Subsidiaries. If the Company exercises the Guariche Option and establishes certain mineable reserves of gold on the Guariche Property within two years of the exercise of the Guariche Option, each Class B Warrant will thereafter entitle LB Mining to acquire one Common Share, at the deemed price of U.S.$1.97694 per share, in partial payment of amounts owing by the Company to LB Mining for such reserves. See "Details of the Offering - LB Special Warrants".

     The issue price of the Underwritten Special Warrants was determined by negotiation between the Company and the Underwriters. The number of Class A Warrants and the Class B Warrants was determined by negotiation between the Company and LB Mining. The gross proceeds to the Company from the issue and sale of the Underwritten Special Warrants, upon release of such proceeds from escrow, will be $25,219,480 and the net proceeds to the Company will be approximately $23,760,000 after deducting the fee of $1,260,974 paid by the Company to the Underwriters in connection with the sale of the Underwritten Special Warrants and after deducting estimated expenses of the issuance of the Underwritten Special Warrants of approximately $200,000. See "Details of the Offering". No commission or fee will be payable to the Underwriters by the Company in connection with the distribution of the Common Shares and Underwritten Warrants upon the exercise or deemed exercise of the Underwritten Special Warrants. No commission or fee was paid or will be payable by the Company in connection with the issue and sale of the LB Special Warrants or in connection with the distribution of the Class A Warrants and the Class B Warrants upon the exercise or deemed exercise of the LB Special Warrants.

     There is no market through which the Underwritten Special Warrants or the Underwritten Warrants may be sold and none is expected to develop. The LB Special Warrants and the Class A Warrants and Class B Warrants are not transferable. The Common Shares are listed on The Toronto Stock Exchange (the "TSE") and the American Stock Exchange. On June 18, 1996, the closing price of the Common Shares on the TSE was $2.32.

     THE $2.60 FOR EACH UNDERWRITTEN SPECIAL WARRANT, WHICH WILL BE ALLOCATED TO EACH COMMON SHARE ISSUABLE ON EXERCISE OR DEEMED EXERCISE OF THE UNDERWRITTEN SPECIAL WARRANTS, EXCEEDS THE NET TANGIBLE BOOK VALUE PER COMMON SHARE AS AT DECEMBER 31, 1995 BY $0.84 OR 32% AFTER GIVING EFFECT TO THE ISSUE OF THE COMMON SHARES UPON THE EXERCISE OF THE UNDERWRITTEN SPECIAL WARRANTS. SEE "DILUTION".

     Certificates for the Common Shares and the Underwritten Warrants and for the Class A Warrants and the Class B Warrants will be available for delivery upon the exercise or deemed exercise of the Underwritten Special Warrants and LB Special Warrants, respectively.

     Certain legal matters relating to the securities qualified hereby have been passed upon by Ladner Downs, Vancouver, on behalf of the Company and by McCarthy Tetrault, Vancouver, on behalf of the Underwriters.

                               TABLE OF CONTENTS


                DOCUMENTS INCORPORATED BY REFERENCE.......... 3
                THE COMPANY.................................. 4
                RECENT DEVELOPMENTS.......................... 4
                USE OF PROCEEDS.............................. 5
                PLAN OF DISTRIBUTION......................... 6
                DETAILS OF THE OFFERING...................... 7
                SHARE CAPITAL................................ 9
                DILUTION..................................... 9
                ELIGIBILITY FOR INVESTMENT................... 9
                LEGAL MATTERS................................ 9
                PURCHASER'S STATUTORY RIGHTS.................10
                CONTRACTUAL RIGHT OF ACTION FOR RESCISSION...10
                CERTIFICATE OF THE COMPANY...................11
                CERTIFICATE OF THE UNDERWRITERS..............12

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents of the Company, which have been filed with the various provincial securities commissions or similar regulatory authorities in each of the provinces of Canada in which this short form prospectus is being filed, are incorporated by reference into this short form prospectus:

      (a) the Revised Initial Annual Information Form of the Company dated as of June 14, 1996 which incorporates the Company's annual report on Form 10-K pursuant to the United States Securities Exchange Act of 1934, as amended, for the fiscal year ended December 31, 1995 and the Company's Management Information and Proxy Circular dated as of April 9, 1996 for its annual general meeting of shareholders held on May 22, 1996;

      (b) the audited consolidated financial statements of the Company for the years ended December 31, 1994 and 1995 together with the auditors' report thereon;

      (c) unaudited consolidated interim financial statements of the Company for the three months ended March 31, 1996 and 1995;

      (d) the Management Information and Proxy Circular of the Company dated as of April 9, 1996 in connection with the annual general meeting of the shareholders of the Company held on May 22, 1996; and

      (e) material change reports dated June 11, 1996 relating to the signing of the Guariche Option Agreement; May 9, 1996 relating to the Company's 1996 first quarter results; May 3, 1996 relating to the closing of the sale of the Underwritten Special Warrants and the preliminary results of the first phase of the 1996 exploration program for the Company's subsidiary Zamora Gold Corp.; April 16, 1996 relating to the announcement of the issue of the Underwritten Special Warrants; April 9, 1996 relating to the resignation and appointment of a director of the Company; March 20, 1996 relating to the 1995 year end and 1995 fourth quarter results; March 1, 1996 relating to assay results from the Gold Bar project and the entering into of an option agreement to acquire the Guariche Properties in Venezuela; February 26, 1996 relating to the ruling of the arbitrator in the arbitration relating the Company's Hycroft mine; and January 17, 1996 relating to the resignation and appointment of certain officers of the Company.

     Any annual information forms, material change reports (excluding confidential material change reports), financial statements and information circulars subsequently filed by the Company with a securities commission or any similar regulatory authority in any province of Canada in which this short form prospectus is being filed after the date of this short form prospectus and prior to the termination of the distribution to which this short form prospectus relates, shall be deemed to be incorporated by reference into this short form prospectus.

     ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR THE PURPOSES OF THIS SHORT FORM PROSPECTUS TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN, OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT WHICH ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE HEREIN, MODIFIES OR SUPERSEDES THAT STATEMENT. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT THAT IT MODIFIES OR SUPERSEDES. THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT SHALL NOT BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT, WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE. ANY STATEMENT AS MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE A PART OF THIS SHORT FORM PROSPECTUS.

                                  THE COMPANY

     Granges Inc. (the "Company") was originally incorporated on November 28, 1983 under the Company Act (British Columbia) and on May 1, 1995 amalgamated with Hycroft Resources & Development Corporation under the name "Granges Inc.". In this short form prospectus the term "Granges" means the Company and its principal subsidiaries.

     Granges is engaged, directly and through joint ventures, in the exploration for and the acquisition, development and operation of mineral properties in North and South America. Since 1971, the Company and its predecessor companies, previously owned by Granges AB of Sweden, have held participating interests in six mines, four of which were discovered by the Company. The Company has operated four of the six mines. The Company's principal mining operation is the Hycroft mine (formerly known as the Crofoot/Lewis mine) in the United States which produces gold and by-product silver. The Company also has approximately 22 undeveloped mineral properties covering approximately 180,800 hectares (446,750 acres) in various stages of evaluation. In 1995, the Company acquired a 41% equity interest in Zamora Gold Corp., a Canadian mineral exploration company that controls a large land position in the Nambija gold district of southern Ecuador.

     The Company's head office is situated at Suite 3000 - 370 Seventeenth Street, Denver, Colorado, 80202, U.S.A. and its registered and records offices are situated at Suite 709 - 700 West Pender Street, Vancouver, British Columbia, V6C 1G8.


                              RECENT DEVELOPMENTS

GUARICHE OPTION AGREEMENT

     On June 7, 1996 the Company entered into a definitive option agreement (the "Guariche Option Agreement") with LB Mining under which the Company has been granted the right to conduct exploration drilling and technical studies on the Guariche Properties during the option period (which terminates 150 days after the Second Option Payment as defined below) and the right to acquire the LB Subsidiaries which own the Guariche Properties (the "Guariche Option"). The consideration to be paid for the Guariche Option is U.S.$275,000 payable as to U.S.$125,000 (the "First Option Payment") upon receipt of documentation evidencing the LB Subsidiaries' ownership of the necessary exploitation concessions and occupancy permits for the Guariche Properties and as to U.S.$150,000 (the "Second Option Payment") upon receipt of exploration drilling permits for and upon the Company being satisfied there are no remaining overriding interests in the Guariche Properties. If the condition to the First Option Payment is satisfied by June 15, 1996 and the conditions to the Second Option Payment are satisfied by July 15, 1996 then the Company will be required to incur minimum exploration expenditures on the Guariche Properties of U.S.$350,000 during the option period. If the conditions to the First Option Payment or the Second Option Payment are not satisfied, the Company has the right to terminate the agreement or extend the date of the Second Option Payment by a further 30 days. Multiple 30 day extensions are permitted, but not beyond December 15, 1996. If, after making the Second Option Payment, the Company terminates its exploration activities without meeting its expenditure commitment of U.S.$350,000 during the option period, it must pay LB Mining a break-off fee of U.S.$500,000. As the condition to the First Option Payment was not satisfied by June 15, 1996, the Company intends to grant a 30 day extension.

     If drilling and technical studies completed during the option period satisfy the Company that the Guariche Properties contain a minimum proven and probable mineable reserve of 500,000 ounces or more of gold, the Company intends, but will not be obligated, to exercise the Guariche Option to purchase the LB Subsidiaries for U.S.$15,000,000 payable as to U.S.$10,000,000 in cash and as to U.S.$5,000,000 in the form of 2,047,938 Common Shares to be issued, at a deemed price of Cdn.$3.35 (U.S.$2.44148) per share, upon the deemed exercise of the Class A Warrants in accordance with the Class
A and B Warrant Indenture. See "Details of the Offering - LB Special Warrants". If the value of the Common Shares issuable upon exercise of the Class A Warrants, calculated upon the basis of the average trading price of the Common Shares on the TSE for the five business days immediately preceding the exercise of the Class A Warrants, is less than U.S.$5,000,000, the Company will pay LB
Mining the difference in cash.

     Under the terms of the purchase agreement to be entered into by the Company and LB Mining at the time of exercise of the Guariche Option by the Company, the Company will be obligated to incur at least U.S.$2,000,000 in exploration expenditures during the next two years, with at least U.S.$1,000,000 to be incurred during the first year. The purchase agreement will also provide for semi-annual payments within two years of exercise of the Guariche Option for proven and probable mineable reserves ("excess ounces") established by Granges on the Guariche Properties over and above 500,000 ounces at the rate of U.S.$30 per ounce. The purchase agreement will provide that if more than 500,000 excess ounces (over 1,000,000 total ounces) are established within two years after the exercise of the Guariche Option, LB Mining may elect to take U.S.$5,000,000 of the U.S.$15,000,000 that it would then be owed for the excess ounces in the form of 2,529,161 Common Shares, at a deemed price of Cdn.$2.70 (U.S.$1.97694) per share, by exercising the Class B Warrants in accordance with the Class A and B Warrant Indenture. See "Details of the Offering - LB Special Warrants".

     The purchase agreement will also provide that if more than 500,000 additional excess ounces (over the excess ounces, if any, established within the two years following the exercise of the Guariche Option) are established within the three years following such two year period, then the Company will pay LB Mining U.S.$30 per ounce for each additional excess ounce. If less than 500,000 of such additional excess ounces are established then, in lieu of the U.S.$30 per ounce payment, the Company will pay LB Mining a net smelter production royalty of 7.5% of net smelter returns from such additional excess ounces. The net smelter royalty will also be paid on all additional ounces established after the end of such three year period to the extent not previously paid for.

     The Company will pay LB Mining a premium for each excess ounce produced if, on the date of production of that excess ounce, the average P.M. fixing for gold on the London Metal Exchange is U.S.$450 or more calculated as follows:


                SPOT PRICE PER OUNCE          PREMIUM PER OUNCE
               ----------------------         -----------------
               U.S.$450.00 to $499.99             U.S.$3.00
               U.S.$500.00 to $549.99             U.S.$5.00
               U.S.$550.00 to $599.99             U.S.$7.00

and for each similar increase of U.S.$50.00 in the price of gold over U.S.$599.99, the Company will pay LB Mining an increased premium of U.S.$2.00 per ounce of gold above the U.S.$7.00 premium.


                                USE OF PROCEEDS

     The Company will not receive any additional consideration from the issuance of Common Shares and Underwritten Warrants upon the exercise or deemed exercise of the Underwritten Special Warrants. The net proceeds from the prior sale of the Underwritten Special Warrants were approximately $23,760,000 after deduction of the Underwriters' fee and estimated expenses of the offering. Approximately one-half of the net proceeds will be used for the acquisition of the LB Subsidiaries and exploration on the Guariche Properties if the Guariche Option is exercised. The remainder of the net proceeds will be used for the development of the Brimstone project at the Company's Hycroft mine and exploration on the Company's mineral properties in Nevada and Peru. Any remaining net proceeds, including unused proceeds if the Guariche Option is not exercised, will be used for general corporate purposes including ongoing exploration and development expenditures and acquisition opportunities as they arise.

                              PLAN OF DISTRIBUTION

     Under an underwriting agreement dated as of April 15, 1996 (the "Underwriting Agreement") between the Company and ScotiaMcLeod Inc., First Marathon Securities Limited, Yorkton Securities Inc. and Goepel Shields & Partners Inc. (collectively, the "Underwriters"), the Company agreed to sell and the Underwriters severally agreed to purchase, upon the terms and subject to the conditions contained therein, 7,690,000 Underwritten Special Warrants at a price of $2.60 per Underwritten Special Warrant, upon the terms and subject to the conditions contained therein. The Underwriters also agreed to endeavour to arrange for substituted purchasers of the Underwritten Special Warrants.

     Pursuant to the Underwriting Agreement, the Company also granted the Underwriters an option, exercisable in whole or in part at any time prior to April 25, 1996, to purchase up to an additional 2,010,000 Underwritten Special Warrants at a price of $2.60 per Underwritten Special Warrant. The option was exercised as to 2,009,800 Special Warrants.

     On April 25, 1996, the Company issued and sold pursuant to the Underwriting Agreement 9,699,800 Underwritten Special Warrants at a price of $2.60 per Underwritten Special Warrant under exemptions from the prospectus requirements of applicable securities legislation. The Underwritten Special Warrants were issued pursuant to an indenture (the "Underwritten Special Warrant Indenture") made as of April 25, 1996 between the Company and Montreal Trust Company of Canada (the "Trustee").

     The gross proceeds to the Company from the sale of the Underwritten Special Warrants, upon release of such proceeds from escrow pursuant to the Underwritten Special Warrant Indenture, will be $25,219,480. A fee of $0.13 per Underwritten Special Warrant was paid by the Company to the Underwriters in connection with the issue and sale of the Underwritten Special Warrants. No additional fee will be paid to the Underwriters in connection with the issue of Common Shares and Underwritten Warrants upon the exercise or deemed exercise of the Underwritten Special Warrants. The expenses of this issue, estimated to be $200,000, will be borne by the Company.

     The Special Warrants, Warrants and Common Shares issuable upon the exercise of Special Warrants or Warrants (the "Underlying Shares") have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and such securities may not be offered or sold, directly or indirectly, within the United States or to a U.S. Person, unless an exemption from the registration requirements of the U.S. Securities Act is available. Special Warrants were sold in the United States in reliance upon an exemption from such registration. Subject to certain exceptions, the Special Warrants may not be exercised in the United States or by or for the account or benefit of any U.S. person and no certificate evidencing any Warrants or Underlying Shares will be delivered to an address in the United States.

     Until 40 days after the commencement of the distribution of the Common Shares and Warrants issued on the exercise or deemed exercise of the Special Warrants pursuant to this prospectus, an offer or sale of such securities within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the U.S. Securities Act.

     The LB Special Warrants were issued pursuant to an indenture (the "LB Special Warrant Indenture") made as of June 7, 1996 between the Company and the Trustee. See "Details of the Offering - LB Special Warrants".

                            DETAILS OF THE OFFERING

UNDERWRITTEN SPECIAL WARRANTS

     Each Underwritten Special Warrant entitles the holder to acquire one Common Share and one-half of one Underwritten Warrant at no additional cost in certain circumstances. Each Underwritten Special Warrant is exercisable at any time during the period (the "Exercise Period") from the date of issue thereof until 4:30 p.m. (local time) (the "Expiry Time") on the fifth business day after the earlier of:

      (a) July 24, 1996 or such later date as the Company and the Underwriters and holders of Underwritten Special Warrants may agree to (the "Qualification Deadline); and

      (b) the day (the "Qualification Date") on which a receipt is issued for this prospectus by the last of the British Columbia and Ontario securities commissions to do so;

and, provided the Qualification Date has occurred on or before the Qualification Deadline, any unexercised Underwritten Special Warrants will be deemed, immediately prior to the Expiry Time, to be exercised by the holder without any further action on the part of the holder.

     The gross proceeds paid for the Underwritten Special Warrants are held in escrow by the Trustee pursuant to the Underwritten Special Warrant Indenture. If the Trustee receives notice from the Company that the Qualification Date has occurred on or before the Qualification Deadline, the gross proceeds, together with interest thereon, will be paid to the Company by the Trustee.

     If the Trustee receives a notice from the Company that the Qualification Date has not occurred on or before the Qualification Deadline, holders of Underwritten Special Warrants may elect to retract all of their Underwritten Special Warrants during the period (the "Retraction Period") from the first business day after the Qualification Deadline until 4:30 p.m. (local time) on the fifth business day after the Qualification Deadline and obtain repayment of the original purchase price for the Underwritten Special Warrants together with interest thereon. Any Underwritten Special Warrants that have not been so retracted by the holders thereof may be exercised during the Retraction Period and shall be deemed to have been exercised by the holders without any further action on the part of the holders upon the expiry of the Retraction Period.

     The Underwritten Warrants will be issued in registered form pursuant to a warrant indenture dated as of April 25, 1996 (the "Underwritten Warrant Indenture") between the Company and the Trustee. Each whole Underwritten Warrant entitles the holder thereof to acquire one Common Share at a price of $3.00 until 4:30 p.m. (local time) on October 31, 1997, after which time the Underwritten Warrants will become null and void.

     Under the Underwritten Warrant Indenture, the Company may, from time to time, purchase Underwritten Warrants in the market, by private contract or otherwise. No adjustment as to dividends will be made upon any exercise of Underwritten Warrants. Holders of Underwritten Warrants do not have any voting or pre-emptive rights or any other rights as shareholders of the Company. A copy of the Underwritten Warrant Indenture will be available for examination during normal business hours at the registered office of the Company during the period of distribution and for a period of 30 days thereafter.

     The Underwritten Special Warrant Indenture and the Underwritten Warrant Indenture provide that the rights conferred by the Underwritten Special Warrants and the Underwritten Warrants, respectively, will be subject to adjustment in certain events including, subject to certain restrictions, any reorganization of the share capital of the Company by way of consolidation, subdivision, merger, amalgamation, arrangement or otherwise, or the payment of stock dividends or making of other distributions in cash, property or securities to all or substantially all of the Company's shareholders.

     If Underwritten Special Warrants are exercised prior to the Qualification Date, the Common Shares and Underwritten Warrants issued upon such exercise and any Common Shares issuable upon the exercise of such Underwritten Warrants will be subject to a hold period and other restrictions upon transfer under applicable securities legislation and the policies of the TSE.

LB SPECIAL WARRANTS

     Each LB Special Warrant entitles the holder to receive upon exercise thereof one Class A Warrant and 1.2349792 Class B Warrants at no additional cost. Each LB Special Warrant is exercisable at any time during the period (the "LB Exercise Period") from the date of issue thereof until 4:30 p.m. (local time) (the "LB Expiry Time") on the fifth business day after the day that is the earlier of:

      (a) the date (the "Final Receipt Date") on which a final receipt is issued for this prospectus by the last of the British Columbia and Ontario securities commissions to do so; and

      (b) June 7, 1997 or such later date as the Company and LB Mining may agree to;

and any unexercised LB Special Warrants will be deemed, immediately prior to the LB Expiry Time, to be exercised by the holder without any further action on the part of the holder.

     Upon exercise or deemed exercise of the LB Special Warrants, the Class A Warrants and Class B Warrants will be issued in registered form only to LB Mining pursuant to the Class A and B Warrant Indenture.

     Upon the Company exercising the Guariche Option, each Class A Warrant will be deemed exercised and will entitle LB Mining to receive one Common Share, at the deemed price of Cdn.$3.35 (U.S.$2.44148) per share. In the event that the Company does not exercise the Guariche Option during the option period, the Class A Warrants will expire.

     If more than 500,000 excess ounces are established by semi-annual reserve studies within two years after the exercise of the Guariche Option, LB Mining may elect to exercise the Class B Warrants within 15 days of being notified of the establishment of such excess ounces in place of receiving payment of U.S.$5,000,000 of the U.S.$15,000,000 that the Company would owe LB Mining for such excess ounces. The Class B Warrants will terminate upon the earlier of:

      (a) the expiry of the option period, if the Company has not exercised the Guariche Option;

      (b) ten days after the fourth semi-annual reserve study following the exercise of the Guariche Option, if more than 500,000 excess ounces are not established; or

      (c) ten days after LB Mining elects to receive all of its payment from the Company for any excess ounces in cash.

     The Class A and B Warrant Indenture provides that the rights conferred by the Class A Warrants and Class B Warrants will be subject to adjustment in certain events including, subject to certain restrictions, any reorganization of the share capital of the Company by way of consolidation, subdivision, merger, amalgamation, arrangement or otherwise, or the payment of stock dividends or making of other distributions in cash, property or securities to all or substantially all of the Company's shareholders.

     No adjustments as to dividends will be made upon any exercise or deemed exercise of Class A Warrants or Class B Warrants. The holder of the Class A Warrants and Class B Warrants will not have any voting or pre-emptive rights or any other rights as a shareholder of the Company. A copy of the Class A and B Warrant Indenture will be available for examination during normal business hours at the registered office of the Company during the period of distribution and for a period of 30 days thereafter.

     The LB Special Warrants and the Class A Warrants and Class B Warrants are not transferable. If the LB Special Warrants are exercised or deemed to be exercised prior to the Final Receipt Date, the Class A Warrants and Class B Warrants issued upon such exercise and any Common Shares issuable upon the exercise of such Class A Warrants or Class B Warrants will be subject to a hold period and other restrictions upon transfer under applicable securities legislation.


                                 SHARE CAPITAL

     The Company is authorized to issue 750,000,000 Common Shares without par value, of which 46,181,661 Common Shares are issued and outstanding as of the date of this prospectus, and 750,000,000 preferred shares without par value, of which none are issued. Holders of Common Shares are entitled to one vote per Common Share at all meetings of shareholders, to receive dividends as and when declared by the directors of the Company and to receive a pro rata share of the assets of the Company available for distribution to shareholders in the event of liquidation, dissolution or winding-up of the Company. There are no pre-emptive, conversion or redemption rights attached to the Common Shares.


                                    DILUTION

     Holders of Underwritten Special Warrants who acquire Common Shares on the exercise of Underwritten Special Warrants will be subject to dilution. The following table sets forth the dilution per Common Share to such holders as at December 31, 1995 based on the consolidated balance sheet of the Company as at that date and assumes no Underwritten Warrants or Class A Warrants or Class B Warrants are exercised.


  Offering price allocated to each Common Share ......................  $2.60
  Net tangible book value before this offering .......................  $1.62
  Increase in net tangible book value attributable to this offering ..   0.14
                                                                        -----
  Net tangible book value after this offering ........................   1.76
                                                                        -----
  Dilution to subscribers ............................................  $0.84
                                                                        =====
  Percentage of dilution in relation to the offering price ...........     32%
                                                                        =====



                           ELIGIBILITY FOR INVESTMENT

     In the opinion of Ladner Downs, counsel to the Company, at the date hereof, the Common Shares issuable upon exercise of the Underwritten Special Warrants and Underwritten Warrants (the "Underlying Shares") are qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans under the Income Tax Act Canada (the "Tax Act"). The Underwritten Warrants will also be qualified investments. The Underlying Shares and the Underwritten Warrants do not constitute "foreign property" under the Tax Act as currently enacted. If currently proposed amendments to the Tax Act are modified in the manner confirmed to counsel for the Company in letters dated May 13, 1996 and June 12, 1996 from the Department of Finance of the Government of Canada and are enacted as so modified, the Underlying Shares and the Underwritten Warrants would not constitute "foreign property" as at the date hereof.


                                 LEGAL MATTERS

     Certain legal matters relating to the offering of the Underwritten Special Warrants, the Underlying Common Shares and the Underwritten Warrants were passed upon on behalf of the Company by Ladner Downs, Vancouver, and on behalf of the Underwriters by McCarthy Tetrault, Vancouver. In addition, certain other legal matters relating to the offering of the LB Special Warrants, the Class A Warrants and the Class B

Warrants were passed upon on behalf of the Company by Ladner Downs, Vancouver. Members of Ladner Downs and McCarthy Tetrault own less than one percent of the Common Shares.


                          PURCHASER'S STATUTORY RIGHTS

     Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories of Canada securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal adviser.


                   CONTRACTUAL RIGHT OF ACTION FOR RESCISSION

     In the event that a holder of an Underwritten Special Warrant or LB Special Warrant, who acquires Common Shares and Underwritten Warrants or Class A Warrants and Class B Warrants upon the exercise of the Underwritten Special Warrant or the LB Special Warrant, as the case may be, as provided for in this short form prospectus, is or becomes entitled under applicable securities legislation to the remedy of rescission by reason of this short form prospectus or any amendment thereto containing a misrepresentation, such holder shall be entitled to rescission not only of the holder's exercise of its Underwritten Special Warrant or LB Special Warrant but also of the private placement transaction pursuant to which the Underwritten Special Warrant or LB Special Warrant was initially acquired, and shall be entitled in connection with such rescission to a full refund of all consideration paid to the Company on the acquisition of the Underwritten Special Warrant or LB Special Warrant. In the event such holder is a permitted assignee of the interest of the original Underwritten Special Warrant or LB Special Warrant subscriber, such permitted assignee shall be entitled to exercise the rights of rescission and refund granted hereunder as if such permitted assignee was the original subscriber. The foregoing is in addition to any other right or remedy available to a holder of Underwritten Special Warrants or LB Special Warrants under Section 114 of the Securities Act (British Columbia), Section 130 of the Securities Act (Ontario) or otherwise at law.

                           CERTIFICATE OF THE COMPANY


Dated: July 2, 1996



     The foregoing, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws of British Columbia and Ontario.






      /s/ MICHAEL B. RICHINGS                      /s/  A.J. ALI
   --------------------------------          ------------------------------
        MICHAEL B. RICHINGS                            A.J. ALI
           President and                        Vice-President Finance
      Chief Executive Officer                and Chief Financial Officer




                      On Behalf of the Board of Directors




       /s/ ALAN G. THOMPSON                         /s/ PETER WALTON
   --------------------------------          ------------------------------
        ALAN G. THOMPSON                              PETER WALTON
            Director                                    Director

                        CERTIFICATE OF THE UNDERWRITERS


Dated: July 2, 1996



     To the best of our knowledge, information and belief, the foregoing, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws of British Columbia and Ontario.




      SCOTIAMCLEOD INC.                   FIRST MARATHON SECURITIES LIMITED


   /s/ JOHN A. MACDONALD                      /s/  KEITH L. PECK
  By:  JOHN A. MACDONALD                     By:   KEITH L. PECK



    YORKTON SECURITIES INC.                GOEPEL SHIELDS & PARTNERS INC.


   /s/  GORDON B. KEEP                          /s/  K. ROSS CORY
  By:   GORDON B. KEEP                         By:   K. ROSS CORY




The following includes the name of every person having an interest, either directly or indirectly, to the extent of not less than 5% in the capital of:


SCOTIAMCLEOD INC.:                  a wholly-owned subsidiary of a Canadian
                                    chartered bank;

FIRST MARATHON SECURITIES LIMITED:  a wholly-owned subsidiary of First Marathon
                                    Inc.;

YORKTON SECURITIES INC.:            Yorkton Holdings Limited; and

GOEPEL SHIELDS & PARTNERS INC.:     K.A. Shields, D.E. Roberts, R.E.T. Goepel,
                                    P.B. Nixon, K.R. Cory and H. Kerr.

                                                                    EXHIBIT 2.05




                              November 22, 1996
Vista Gold Corp.
Suite 3000
370 Seventeenth Street
Denver, Colorado
USA  80202

Attention: Mr. A. J. Ali
           Vice-President Finance
           and Chief Financial Officer


              RE:         ESTABLISHMENT OF OPERATING CREDIT
                          FACILITY IN FAVOUR OF VISTA GOLD CORP.

Dear Sirs:

          The Bank of Nova Scotia (the "Bank") is pleased to advise that, subject to your acceptance, the Bank will make available to Vista Gold Corp. (the "Borrower") the operating credit facility described in this Agreement upon the following terms and conditions:

CREDIT         Operating Credit:  For general operating purposes.
FACILITY
               $3,000,000 U.S.,   under which are available U.S. and Canadian
                                  dollar advances, together with certain
                                  Documentary Instruments, the details of which are contained in Schedule "A" hereto;

               (the "Credit", with each availment thereunder being an "Availment").

BOOKING POINT  Vancouver Commercial Banking Centre
               650 West Georgia Street
               Vancouver, B.C.
               V6B 4P6
               (the "Branch")

To:  Vista Gold Corp.                                                    Page 2



CREDIT         Advances. Canadian and U.S. dollar advances obtained under the
AVAILMENTS     Credit by the Borrower selecting in respect of each such
               advance one of the interest options as follows:

               (1) Canadian dollars as Prime Rate Advances in whole multiples of $100,000 Cdn.: Prime Lending Rate.

               (2) U.S. dollars as Base Rate Advances in whole multiples of $100,000 U.S.: Alternate Base Rate.


               Documentary Instruments. Refer to the attached Schedule "A" to this Agreement.

MATURITY Termination. The Credit shall revolve, may be terminated in whole or in part and amounts outstanding thereunder (including the contingent liability of the Bank under Documentary Instruments) shall be due in whole or in part upon demand.
               The Borrower agrees that a reasonable period of notice to effect such a termination and demand shall be in both cases a maximum of 30 days' notice provided that, without limitation, if there is non-payment of amounts due hereunder or the Borrower and any of the Borrower's subsidiaries, or any of them, either individually or collectively, fail to pay principal indebtedness aggregating $2,500,000 Cdn. or more (or the equivalent in other currencies) when due and such failure continues after any applicable grace period specified in an agreement or instrument relating to such indebtedness or the Borrower or any subsidiary of the Borrower permits any default under any agreement or instrument relating to its indebtedness, or any other event, to occur and to continue after any applicable grace period specified in such agreement or instrument and the effect of such default or event is to accelerate, or to permit the acceleration of, in the case of the Borrower and any of its subsidiaries, or any of them, either individually or collectively, the maturity of such indebtedness aggregating $2,500,000 Cdn. or more (or the equivalent in other currencies) or any breach of a covenant hereunder continues after expiry of a 30 day cure period or a receiver or receiver and manager has been appointed over, or possession by a third party has been effected directly or indirectly of, all or substantially all of the Borrower's assets, the right to terminate the Credit and make such demand and take steps to recover all such outstanding amounts thereunder shall take effect immediately.

               Documentary Instruments. Refer to the attached Schedule "A" to this Agreement.

To:  Vista Gold Corp.                                                     Page 3



CALCULATION    Determination of Rates.  "Prime Lending Rate" is a variable per
& PAYMENT      annum reference rate of interest (as announced and adjusted by the Bank from time to time) for loans made by the Bank in Canada in Canadian dollars. "Alternate Base Rate" is a fluctuating interest rate per annum (as shall be in effect from time to time)
               (rounded to the nearest 1/100 of 1%) equal to the greater of: (a) the annual rate of interest announced from time to time by the Bank in Canada as its "Base Rate Canada"; and (b) the Federal
               Funds Effective Rate plus 1/2 of 1% per annum.  The "Federal
               Funds Effective Rate" means, for any period, a fluctuating interest rate per annum equal, for each day during such period, to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by Federal Funds brokers as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York or, for any day on which such rate is not so published for such day by the Federal Reserve
               Bank of New York, the average of the quotations for such day for such transactions received by the Bank from three Federal Funds brokers of recognized standing selected by the Bank. If for any reason the Bank shall have determined (which determination shall be conclusive, absent manifest error) that it is unable to ascertain the Federal Funds Effective Rate for any reason, including without limitation, the inability or failure of the Bank to obtain sufficient bids or publications in accordance with the terms hereof, the rate announced by the Bank in Canada as its "Base Rate Canada" shall be the Alternate Base Rate until the circumstances giving rise to such inability no longer exist.

               Interest Calculation and Payment. Interest computed with reference to Prime Lending Rate or Alternate Base Rate shall accrue from day to day for the actual number of days elapsed and shall be calculated and payable monthly, not in advance, on the 22nd day of each calendar month. Interest computed with reference to Prime Lending Rate shall be calculated on the basis of a 365 day year, but interest computed with reference to the Alternate Base Rate shall be calculated on the basis of a year of 360 days.

               Default of Payment. Interest payable for amounts not paid when due hereunder shall accrue from day to day for the actual number of days elapsed and shall be calculated and payable upon demand at the same rates as applicable to advances hereunder plus 2% per annum, and compounded monthly until paid. The rights of the Bank under this paragraph shall continue to apply from the

To:  Vista Gold Corp.                                                     Page 4



               date of such default for so long as such default shall continue, both before and after demand and judgment.

               Interest Act (Canada). Whenever a rate of interest hereunder is calculated on the basis of a year (the "deemed year") which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

REPAYMENTS     The Borrower may make any repayment of an advance in a whole multiple of $100,000 Cdn. in respect of a Prime Rate Advance and of $100,000 U.S. in respect of a Base Rate Advance.

SECURITY       Unsecured.

NEGATIVE       The Borrower hereby covenants not to create, incur,
PLEDGE         assume or suffer to exist any lien, mortgage, charge, pledge, hypothecation, security interest or encumbrance (including a lien or retained title or security interest of a conditional vendor or financing lessor) of any kind (each a "Lien") or any right of set-off (arising other than by operation of law) or any type of preferential arrangement upon or with respect to any assets, whether now owned or hereafter acquired or held by or on behalf of the Borrower , or assign any right to receive income, other than

               (a)      Liens which currently exist;

               (b) any Lien created to secure all or any part of the purchase price or to secure debt incurred or assumed to pay all or any part of the purchase price or cost of construction, of property (or any improvement thereon) acquired or constructed by the Borrower after the date hereof provided that:

                        (i) any such Lien shall extend solely to the item or items of such property (or improvement thereon) so acquired or constructed and, if required by the terms of the instrument originally creating such Lien, other property (or improvement thereon) which is an improvement to or is required for a specific use in connection with such acquired or constructed property (or improvement thereon) or which is real property being improved by such acquired or constructed property (or improvement thereon),

To:  Vista Gold Corp.                                                     Page 5



                        (ii) the principal amount of the debt secured by any such Lien shall at no time exceed an amount equal to the lesser of (A) the cost to the Borrower of the property (or improvement thereon) so acquired or constructed and (B) the fair market value as determined in good faith by the board of directors of the Borrower of such property (or improvement thereon) at the time of such acquisition or construction;

                        (iii)   any such Lien shall be created
                                contemporaneously with, or within 90 days after the acquisition or construction of such property; and

                        (iv) the assets or property on which the Lien is created are neither replacements of similar assets or property nor assets or property that have been owned or held by or on behalf of the Borrower or any of its subsidiaries prior to the date of acquisition;

               (c) any Lien existing on property of a corporation immediately prior to it being consolidated with or merged into the Borrower, or any Lien existing on any property acquired by the Borrower at the time such property is so acquired (whether or not the debt secured thereby shall have been assumed), provided that (i) no such Lien shall have been created or assumed in contemplation of such consolidation or merger, and (ii) each such Lien shall extend solely to the item or items of property so acquired and, if required by the terms of the instrument originally creating such Lien, other property which is an improvement to or is acquired for specific use in connection with such acquired property;

               (d) any renewal or replacement Lien for indebtedness secured by a Lien refered to in paragraphs (a), (b) or (c) above up to the principal amount outstanding with respect to such Lien at the time of its renewal or replacement;

               (e) Liens for taxes, assessments or other governmental charges;

               (f) statutory Liens of landlords and Liens of carriers, warehouseman, mechanics, materialman and other similar Liens, in each case, incurred in the ordinary course of business for sums not yet due;

To:  Vista Gold Corp.                                                     Page 6



               (g) Liens incurred or deposits made in the ordinary course of business of the Borrower in connection with workers compensation, unemployment insurance and other types of social security or retirement benefits;

               (h) Liens incurred or deposits made in the ordinary course of business of the Borrower to secure the performance of tenders, statutory obligations, surety bonds, appeal bonds, bids, leases, performance bonds, purchase, construction or sales contracts and other similar obligations, in each case

                       (i) securing sums or obligations not exceeding $50,000 U.S. per Lien or deposit; and

                       (ii) not incurred or made in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of property;

               (i) any attachment of judgment Lien, unless the judgment it secures shall not, within 60 days after the entry thereof, have been discharged or execution thereof stayed pending appeal, or shall not have been discharged within 60 days after the expiration of any such stay;

               (j) leases or subleases granted to others, easements, rights of way, restrictions and other similar charges or encumbrances, in each case incidental to, and not interfering with the ordinary conduct of the business of the Borrower or any of its subsidiaries, provided that such Liens do not, in the aggregate, materially detract from the value of such property; and

               (k) Liens over shares in the capital stock of subsidiaries of the Borrower which are legally and beneficially owned by the Borrower, provided that the Borrower has obtained the Bank s prior written consent to the creation of each such Lien and has fulfilled, to the Bank s satisfaction, all of the Bank s requirements, if any, as to security to be given by the Borrower to the Bank before such Lien may be created.

To:  Vista Gold Corp.                                                     Page 7



CONDITIONS TO  The right of the Borrower to obtain at any time any drawdown of
UTILIZATION    an Availment (including the initial drawdown) or "Utilization")
               is subject to the receipt by the Bank of this Agreement, and evidence, in form and substance satisfactory to the Bank, of all appropriate corporate authorization and to the conditions precedent that at the time of such Utilization:

               (1) in the case where such Utilization is a drawdown, no event or circumstance has occurred and is continuing, or would result from the making of such Utilization, which when considered by itself or together with other past or then existing events or circumstances, constitutes or would constitute a material adverse change in the business prospects or financial condition of the Borrower or any of its subsidiaries;

               (2) the Bank has received an undertaking, duly executed in the name and on behalf of TD Asset Management Inc. ("TDAM"), under which TDAM undertakes to the Bank that it shall, at any time and each such time when the aggregate fair market value of the cash and readily marketable securities beneficially owned by the Borrower and held by TDAM on behalf of the Borrower shall fall below $3,000,000 U.S., immediately advise the Bank in writing thereof, such undertaking to be in form and substance satisfactory to the Bank; and

               (3) the Bank has received such other approvals, opinions or documents as the Bank may have reasonably requested.

NOTICE         (1)      The Borrower shall give to the Bank same Business
                        Day's notice of each Utilization or repayment in respect of any type of Availment. Notice to the Bank hereunder must be given prior to 11:00 a.m. Toronto time on a Business Day in order to be effective on that Business Day. The Bank may rely upon oral
                        (including telephone) requests for funds from persons believed, in good faith, to be properly authorized to make such requests. Further, the Bank may consider the receipt of a cheque or wire transfer drawn on an account of the Borrower at the Branch, the honoring of which would cause such account to go into overdraft, as a request for an advance under the Credit to the extent necessary to avoid such overdraft.

To:  Vista Gold Corp.                                                     Page 8



               (2) As used herein, a "Business Day" means any day other than a Saturday, or a Sunday, or a day that banks are lawfully closed for business in Vancouver, or, if in respect of a Base Rate Advance, New York City.

               (3) Each notice or communication given by a party hereunder shall be binding on it and shall not be revocable without the other party's consent.

REPORTING      The Borrower shall provide to the Bank, to the attention of
               Vice-President, Corporate Banking - Mining, 44 King Street
               West, Toronto, Ontario M5H 1H1:

               (1) unaudited, quarterly, consolidated financial statements of the Borrower within 60 days of the end of each of the first 3 quarters of each of its fiscal years;

               (2) audited, annual, consolidated financial statements of the Borrower within 120 days of each of its fiscal year-ends; and

               (3)      such other information as the Bank may reasonably
                      request.

INDEMNITY FOR The Borrower hereby represents and warrants that its ENVIRONMENTAL business and assets and those of its subsidiaries are
HAZARDS operated in compliance with applicable environmental laws, rules, regulations and orders ("Environmental Laws") and that no enforcement action in respect thereof is threatened or pending and covenants to and to cause its subsidiaries to continue to so operate. If the Bank is required to expend any funds in compliance with Environmental Laws, the Borrower shall indemnify the Bank in respect of such expenditures as if an advance had been made to the Borrower under this Agreement for such purpose.

EXPENSES All reasonable fees and out-of-pocket expenses of the Bank in respect of preparation and enforcement of this Agreement will be for the account of the Borrower.

To:  Vista Gold Corp.                                                     Page 9



EXCHANGE       The U.S. dollar exchange equivalent of Canadian
EQUIVALENCIES  dollars on any day shall be determined by the Bank in accordance with the Bank of Canada noon rate of exchange as published by the Bank of Canada for that day. The aggregate amount of U.S. dollar Availments and the U.S. dollar exchange equivalent of Canadian dollar Availments outstanding at any time under the Credit shall not exceed the U.S. dollar authorized limit of the Credit at such time, and for such purposes the Bank may require any such excess resulting for any reason to be repaid within 30 days of notice thereof to the Borrower and until such repayment may refuse to allow a drawdown under the Credit.

PAYMENTS Unless otherwise directed by the appropriate party, all disbursements to the Borrower shall be made into an account designated by the Borrower and all payments to the Bank shall be made in the currency in respect of which the obligations requiring such payment arose by depositing such payments (whether by wire transfer or otherwise) into an account designated by the Bank at the Branch for value on the due date. The Borrower authorizes and directs the Bank to automatically debit, by mechanical, electronic or manual means, any bank account of the Borrower for all amounts payable under this Agreement, including but not limited to, the repayment of principal and the payment of interest, fees and all charges for the keeping of such bank account. The currency of account of all payments contemplated hereunder shall be of the essence of this Agreement.

EVIDENCE OF    The Borrower acknowledges that the actual recording of
INDEBTEDNESS   any Availment under the Credit and interest, fees and other amounts due therefor under this Agreement in an account of the Borrower maintained by the Bank in respect thereof and payments made under the Credit in accordance with this Agreement shall constitute, except for manifest error, conclusive evidence of the Borrower's indebtedness and liability from time to time under this Agreement in respect of the Credit; provided that the failure of the Bank to record same in such account shall not affect the obligation of the Borrower to pay or repay such indebtedness and liability in accordance with this Agreement.

To:  Vista Gold Corp.                                                    Page 10



JUDGMENT       The obligation of the Borrower hereunder to make
CURRENCY       payments in any currency other than Canadian dollars (the
               "Other Currency") shall not be discharged or satisfied by any tender or recovery pursuant to any judgment expressed in or converted into Canadian dollars except to the extent to which such tender or recovery shall result in the effective receipt by the Bank of the full amount of such Other Currency so payable hereunder. Accordingly, the obligation of the Borrower shall be enforceable as an alternative or additional cause of action for the purpose of recovery in Canadian dollars of the amount (if any) by which such effective receipt shall fall short of the full amount of such Other Currency so payable hereunder and shall not be affected by any judgment being obtained for any other sums due hereunder.

SEVERABILITY   The invalidity or unenforceability of any particular provision of this Agreement shall not affect any other provision herein and the Agreement shall be construed as if the invalid or unenforceable provision had been omitted.

ASSIGNABILITY  The Borrower may not assign this Agreement.  The Bank may assign or grant participations in its rights and obligations hereunder with the Borrower's prior consent thereto, such consent not to be unreasonably withheld. The Bank may, after receiving such consent from the Borrower, disclose to any assignee or participant or to any potential assignee or participant in respect of which the Borrower has provided, in the manner described in the preceding sentence, such consent, information regarding the business, assets and financial condition of the Borrower and its affiliates and any other information provided under or otherwise relating to this Agreement.

To:  Vista Gold Corp.                                                    Page 11



GOVERNING LAW  This Agreement shall be construed in accordance with the laws of the Province of British Columbia.


         *                        *                         *

Please indicate your acceptance of this Agreement by signing and returning the enclosed duplicate copy of this letter on or before December 6, 1996. This offer replaces the Bank's earlier offer to establish an operating credit facility in your favour on the terms and conditions contained in its letter of September 19, 1996, which earlier offer has expired and is of no force and effect.

                                                   Yours truly,
Accepted this 26 day of
November, 1996.                                    THE BANK OF NOVA SCOTIA

VISTA GOLD CORP.

by: /s/ MICHAEL B. RICHINGS                        by: /s/ C. P. THOMAS
    ----------------------------                      ------------------------
Name:   Michael B. Richings                            C. P. Thomas
      --------------------------
Title:   President & CEO
       -------------------------

by:  /s/ A. J. ALI
    ----------------------------
Name:  A. J. Ali                                   by: /s/ J. C. REGAN
      --------------------------                      ------------------------
Title: VP Finance & CFO                                J. C. Regan
       -------------------------

                                  SCHEDULE "A"

                            DOCUMENTARY INSTRUMENTS


                 This Schedule is part of the letter loan agreement (the "Agreement") dated November 22, 1996, between The Bank of Nova Scotia (the "Bank") and Vista Gold Corp. (the "Applicant"). Canadian and U.S. dollar denominated standby letters of credit (each a "Documentary Instrument") shall be Availments which may be obtained under the Operating Credit (the "Credit") referred to in the Agreement, subject in each case to issuance at the Bank's discretion, provided that each Documentary Instrument shall be in form satisfactory to the Bank. All other capitalized terms not defined herein shall have the respective meanings given to them in the Agreement.

                 IN CONSIDERATION of the Bank issuing each Documentary Instrument, the Applicant hereby agrees as follows:

         1. The availability of the Credit shall reduce by the face amount of each Documentary Instrument for and during the period of time that the Bank has a contingent liability thereunder. The Applicant shall pay (i) on issuance of each Documentary Instrument, an issuance fee of 7/8 of 1% per annum calculated, in accordance with the Bank's prevailing practice, on the face amount of such Documentary Instrument for the number of days to elapse from and including the date of issuance of such Documentary Instrument to the date of expiry of such Documentary Instrument, subject to a minimum fee of $250 Cdn. per Documentary Instrument and (ii) on demand, other fees and charges in respect of each Documentary Instrument upon terms and in amounts in accordance with the then prevailing practice of the Bank. Each Documentary Instrument may be converted to another Availment, but only on the expiry of such Documentary Instrument. All drafts, bills of exchange, receipts, acceptances, demands and other requests for payment drawn or issued under a Documentary Instrument (any such instrument being a "Draft") and all other amounts paid by the Bank under or in connection with any Documentary Instrument shall constitute under the Credit a Prime Rate Advance to the extent that such amounts are in Canadian dollars and a Base Rate Advance to the extent that such amounts are in U.S. dollars.

         2. The Applicant shall pay to the Bank all of the Bank's contingent liability in respect of (i) any Documentary Instrument outstanding upon any termination of the Credit, and (ii) any Documentary Instrument which becomes the subject matter of any order, judgment, injunction or other such determination (an "Order"), or any petition or other application for any Order by the Applicant or any other party, restricting payment by the Bank under and in accordance with such Documentary Instrument or extending the Bank's liability under such Documentary Instrument beyond the expiration date stated therein, provided that payment in respect of each such Documentary Instrument shall be due forthwith upon demand and in the currency in which such Documentary Instrument is denominated (the "Instrument Currency").

         3. The Bank hereby agrees that it will, with respect to each Documentary Instrument subjected to any such demand for payment under the preceding section, upon the later of:

                 (a) the date on which any final and non-appealable order, judgment or other such determination has been rendered or issued either terminating any applicable Order, or permanently enjoining the Bank from paying under such Documentary Instrument; and

                 (b)      the earlier of:

                          (i) the date on which either the original counterpart of such Documentary Instrument is returned to the Bank for cancellation or the Bank is released by the beneficiary thereof from any further obligations in respect of such Documentary Instrument; and,

                          (ii)    the expiry of such Documentary Instrument;

pay to the Applicant an amount in the applicable Instrument Currency equal to any excess of the amount received by the Bank hereunder in respect of the Bank's contingent liability under such Documentary Instrument (the "Received Amount") over the equivalent in such Instrument Currency of the total of amounts applied to reimburse the Bank for amounts paid by it under or in connection with such Documentary Instrument (the Bank having the right to so appropriate such funds), together with an additional amount in such Instrument Currency computed by applying a per annum rate as set out below to the amount of such excess from time to time. The applicable per annum rate shall equal 3% per annum less than the Bank's Prime Lending Rate, if the applicable Documentary Instrument is denominated in Canadian dollars and 3% per annum less than the Bank's Base Rate Canada, if the applicable Documentary Instrument is denominated in U.S. dollars. Such additional amount shall be calculated daily on the basis of a 365 day year for the actual number of days elapsed from and including the date of payment to the Bank of the Received Amount to (but not including) the date of return to the Applicant of the excess.

         4. Amounts not paid when due hereunder shall, for the purposes of the Agreement, be deemed to be amounts not paid when due for Prime Rate Advances if in respect of Canadian dollars and amounts not paid when due for Base Rate Advances if in respect of U.S. dollars.

         5. The obligations of the Applicant hereunder shall be absolute, unconditional and irrevocable and shall not be reduced by any event or occurrence including, without limitation, any lack of validity or enforceability of a Documentary Instrument, or any Draft paid or acted upon by the Bank or any of its correspondents being fraudulent, forged, invalid or immaterially insufficient in any respect, or any claims which the Applicant may have against any beneficiary or transferee of any Documentary Instrument. The obligations of the Applicant hereunder shall remain in full force and effect and shall apply to any alteration to or extension of the expiration date of any Documentary Instrument or any standby letter of credit issued to replace, extend or alter any Documentary Instrument.

         6. Any action, inaction or omission taken or suffered by the Bank or any of the Bank's correspondents under or in connection with a Documentary Instrument or any Draft made thereunder, if in good faith and in conformity with foreign or domestic laws, regulations or customs applicable thereto shall be binding upon the Applicant and shall not place the Bank or any of its correspondents under any resulting liability to the Applicant. Without limiting the generality of the foregoing, the Bank and its correspondents may receive, accept or pay as complying with the terms of a Documentary Instrument, any Draft thereunder, otherwise in order which may be signed by, or issued to, the administrator or any executor of, or the trustee in bankruptcy of, or the receiver for any property of, or other person or entity acting as the representative or in the place of, such beneficiary or its successors and assigns. The Applicant covenants that it will not take any steps, issue any instructions to the Bank or any of its correspondents or institute any proceedings intended to derogate from the right or ability of the Bank or its correspondents to honour and pay any Draft or Drafts.

         7. The Applicant agrees to pay on demand all costs and expenses of the Bank incurred in the enforcement of the Bank's rights under this Agreement and, further, will indemnify the Bank on demand against all loss or damage to the Bank arising out of the issuance of or other action taken by the Bank in connection with any Documentary Instrument including, without limitation, the costs relating to any legal process instituted by any party restraining or seeking to restrain the Bank from accepting or paying any Draft. The Applicant also agrees that the Bank shall have no liability to it for any reason in respect of the issuance of any Documentary Instrument other than on account of the Bank's gross negligence or wilful misconduct. All payments to be made to the Bank hereunder shall be made for value on the date due and free of any withholding tax or levy, other than taxes imposed on the net income of the Bank, and such taxes or levies, other than as excepted, shall be paid by the Applicant. The provisions of this paragraph will survive payment in full hereunder.

         8. This Schedule shall be binding upon the Applicant, its successors and assigns and shall enure to the benefit of the Bank, its successors, transferees and assigns. Any provision of this Schedule which is void or unenforceable shall be ineffective to the extent void or unenforceable and shall be severable from the other provisions hereof and this Schedule shall be interpreted as if such provision were not included herein. Time and the currency of payment hereunder shall be deemed to be of the essence hereof.
None of the terms of this Schedule shall be amended except in writing signed by the Bank and any waiver by the Bank shall not constitute any further waiver. The Uniform Customs and Practice for Documentary Credits as most recently published by the International Chamber of Commerce (the "UCP") shall in all respects apply to each standby letter of credit and shall be deemed for such purpose to be a part hereof as if fully incorporated herein. In the event of any conflict between the UCP and the governing law of the Agreement, the UCP shall prevail to the extent necessary to remove the conflict.

                                                                    EXHIBIT 2.06


                                                                [EXECUTION COPY]













                               CREDIT AGREEMENT,

                         dated as of February 20, 1997



                                    between



                     HYCROFT RESOURCES & DEVELOPMENT, INC.,

                                as the Borrower,



                                      and



                            THE BANK OF NOVA SCOTIA,


                                 as the Lender.

                              TABLE OF CONTENTS

                                                                        Page
                                                                        ----
                                   ARTICLE I

                        DEFINITIONS AND ACCOUNTING TERMS

SECTION 1.1.   Defined Terms ..........................................   1
SECTION 1.2.   Use of Defined Terms ...................................  21
SECTION 1.3.   Cross-References .......................................  22
SECTION 1.4.   Accounting and Financial Determinations ................  22


                                   ARTICLE II

                   COMMITMENT, BORROWING PROCEDURES AND NOTE

SECTION 2.1.    Commitment To Make Loans ..............................  22
SECTION 2.1.1.  U.S. Loans ............................................  22
SECTION 2.1.2.  Canadian Loans ........................................  23
SECTION 2.2.    Lender Not Permitted or Required To Make
                Credit Extensions .....................................  23
SECTION 2.3.    Reduction of Commitment Amount ........................  23
SECTION 2.4.    Borrowing Procedure ...................................  23
SECTION 2.4.1.  Canadian Loans ........................................  23
SECTION 2.4.2.  U.S. Loans ............................................  24
SECTION 2.5.    Continuation and Conversion Elections. ................  24
SECTION 2.6.    Funding of LIBO Rate Loans ............................  24
SECTION 2.7.    Note ..................................................  25
SECTION 2.8.    Renewal of the Commitment .............................  25


                                  ARTICLE III

                   REPAYMENTS, PREPAYMENTS, INTEREST AND FEES

SECTION 3.1.    Repayments and Prepayments ............................  26
SECTION 3.2.    Interest Provisions ...................................  27
SECTION 3.2.1.  Rates .................................................  27
SECTION 3.2.2.  Post-Maturity Rates ...................................  28
SECTION 3.2.3.  Payment Dates .........................................  28
SECTION 3.2.4.  Interest Act Provision ................................  28
SECTION 3.3.    Judgment Currency .....................................  29
SECTION 3.4.    Commitment Fee ........................................  29

                                   ARTICLE IV

                     CERTAIN LIBO RATE AND OTHER PROVISIONS


SECTION 4.1.    LIBO Rate Lending Unlawful ............................  30
SECTION 4.2.    Deposits Unavailable ..................................  30
SECTION 4.3.    Increased LIBO Rate Loan Costs, etc. ..................  30
SECTION 4.4.    Funding Losses ........................................  31
SECTION 4.5.    Increased Capital Costs ...............................  31

                              TABLE OF CONTENTS
                                  (continued)

                                                                       Page
                                                                       ----
SECTION 4.6.     Taxes ...............................................   32
SECTION 4.7.     Payments, Computations, etc. ........................   33
SECTION 4.8.     Setoff ..............................................   34
SECTION 4.9.     Use of Proceeds .....................................   34


                                   ARTICLE V

                        CONDITIONS TO CREDIT EXTENSIONS


SECTION 5.1.     Initial Credit Extension ............................   34
SECTION 5.1.1.   Resolutions, etc. ...................................   34
SECTION 5.1.2.   Delivery of Note ....................................   35
SECTION 5.1.3.   Payment of Outstanding Indebtedness, etc. ...........   35
SECTION 5.1.4.   Guarantees ..........................................   35
SECTION 5.1.5.   Pledge Agreements ...................................   35
SECTION 5.1.6.   Security Agreements .................................   36
SECTION 5.1.7.   Mortgages ...........................................   37
SECTION 5.1.8.   Initial Borrowing Base Certificate ..................   38
SECTION 5.1.9.   Compliance Certificate ..............................   38
SECTION 5.1.10.  Process Agent Letter ................................   38
SECTION 5.1.11.  Life of Mine Plan; Financial Information, etc. ......   38
SECTION 5.1.12.  Master Subordination Agreement ......................   38
SECTION 5.1.13.  Opinions of Counsel .................................   38
SECTION 5.1.14.  Closing Fees, Expenses, etc. ........................   39
SECTION 5.2.     All Credit Extensions ...............................   39
SECTION 5.2.1.   Compliance with Warranties, No Default, etc. ........   39
SECTION 5.2.2.   Borrowing Request ...................................   40
SECTION 5.2.3.   Satisfactory Legal Form .............................   40


                                   ARTICLE VI

                         REPRESENTATIONS AND WARRANTIES


SECTION 6.1.     Organization, etc. ..................................   40
SECTION 6.2.     Due Authorization, Non-Contravention, etc. ..........   40
SECTION 6.3.     Government Approval, Regulation, etc. ...............   41
SECTION 6.4.     Validity, etc. ......................................   41
SECTION 6.5.     Financial Information ...............................   41
SECTION 6.6.     No Material Adverse Change ..........................   42
SECTION 6.7.     Litigation, Labor Controversies, etc. ...............   42
SECTION 6.8.     Subsidiaries ........................................   42
SECTION 6.9.     Ownership of Properties .............................   42
SECTION 6.10.    Taxes ...............................................   42
SECTION 6.11.    Pension and Welfare Plans ...........................   42
SECTION 6.12.    Environmental Warranties ............................   43

                              TABLE OF CONTENTS
                                 (continued)

                                                                        Page
                                                                        ----
SECTION 6.13.    Capitalized Lease Liabilities .......................   44
SECTION 6.14.    Regulations G, U and X ..............................   44
SECTION 6.15.    Royalties, etc ......................................   44
SECTION 6.16.    Accuracy of Information .............................   45


                                  ARTICLE VII

                                   COVENANTS

SECTION 7.1.     Affirmative Covenants ...............................   45
SECTION 7.1.1.   Financial Information, Reports, Notices, etc. .......   45
SECTION 7.1.2.   Compliance with Laws, etc. ..........................   48
SECTION 7.1.3.   Maintenance of Properties ...........................   49
SECTION 7.1.4.   Insurance ...........................................   49
SECTION 7.1.5.   Books and Records ...................................   49
SECTION 7.1.6.   Environmental Covenant ..............................   49
SECTION 7.1.7.   Future Subsidiaries .................................   50
SECTION 7.1.8.   Additional Collateral ...............................   51
SECTION 7.1.9.   Use of Proceeds .....................................   51
SECTION 7.1.10.  Counterparty Notices ................................   51
SECTION 7.2.     Negative Covenants ..................................   52
SECTION 7.2.1.   Business Activities .................................   52
SECTION 7.2.2.   Indebtedness ........................................   52
SECTION 7.2.3.   Liens ...............................................   53
SECTION 7.2.4.   Financial Condition .................................   53
SECTION 7.2.5.   Investments .........................................   54
SECTION 7.2.6.   Restricted Payments, etc. ...........................   54
SECTION 7.2.7.   Capital Expenditures, etc. ..........................   55
SECTION 7.2.8.   Rental Obligations ..................................   55
SECTION 7.2.9.   Consolidation, Merger, etc. .........................   56
SECTION 7.2.10.  Asset Dispositions, etc. ............................   56
SECTION 7.2.11.  Modification of Certain Agreements ..................   57
SECTION 7.2.12.  Transactions with Affiliates ........................   57
SECTION 7.2.13.  Negative Pledges, etc. ..............................   57
SECTION 7.2.14.  Sale and Leaseback ..................................   58
SECTION 7.2.15.  Stock of Subsidiaries ...............................   58

                                  ARTICLE VIII

                               EVENTS OF DEFAULT

SECTION 8.1.     Listing of Events of Default ........................   58
SECTION 8.1.1.   Non-Payment of Obligations ..........................   58
SECTION 8.1.2.   Breach of Warranty ..................................   58
SECTION 8.1.3.   Non-Performance of Certain Covenants
                 and Obligations......................................   58


                              TABLE OF CONTENTS
                                 (continued)

                                                                       Page
                                                                       ----
SECTION 8.1.4.   Non-Performance of Other Covenants
                 and Obligations ..................................... 58
SECTION 8.1.5.   Default on Other Indebtedness ....................... 59
SECTION 8.1.6.   Judgments ........................................... 59
SECTION 8.1.7.   Pension Plans ....................................... 59
SECTION 8.1.8.   Control of the Borrower ............................. 59
SECTION 8.1.9.   Bankruptcy, Insolvency, etc. ........................ 60
SECTION 8.1.10.  Impairment of Security, etc. ........................ 60
SECTION 8.2.     Action if Bankruptcy ................................ 61
SECTION 8.3.     Action if Other Event of Default .................... 61


                                   ARTICLE IX

                            MISCELLANEOUS PROVISIONS

SECTION 9.1.     Waivers, Amendments, etc. ........................... 61
SECTION 9.2.     Notices ............................................. 62
SECTION 9.3.     Payment of Costs and Expenses ....................... 62
SECTION 9.4.     Indemnification ..................................... 63
SECTION 9.5.     Survival ............................................ 64
SECTION 9.6.     Severability ........................................ 64
SECTION 9.7.     Headings ............................................ 64
SECTION 9.8.     Execution in Counterparts, Effectiveness, etc........ 64
SECTION 9.9.     Governing Law; Entire Agreement ..................... 64
SECTION 9.10.    Successors and Assigns .............................. 64
SECTION 9.11.    Other Transactions .................................. 65
SECTION 9.12.    Forum Selection and Consent to Jurisdiction ......... 65
SECTION 9.13.    Waiver of Jury Trial ................................ 66

SCHEDULE I    -    Disclosure Schedule
SCHEDULE II   -    Calculation of Borrowing Base Amount - Gold
                   Inventory on Leach Pads Located at Hycroft Mine
SCHEDULE III  -    Crofoot Mine Description
SCHEDULE IV   -    Lewis Mine Description



EXHIBIT A     -    Form of Note
EXHIBIT B     -    Form of Borrowing Request
EXHIBIT C     -    Form of Continuation/Conversion Notice
EXHIBIT D     -    Form of Borrowing Base Certificate
EXHIBIT E     -    Form of Compliance Certificate
EXHIBIT F-1   -    Form of Parent Guaranty
EXHIBIT F-2   -    Form of Holdings Guaranty
EXHIBIT F-3   -    Form of Subsidiary Guaranty
EXHIBIT F-4   -    Form of Preferred Shareholder Guaranty
EXHIBIT G-1   -    Form of Borrower Pledge Agreement
EXHIBIT G-2   -    Form of Obligor Pledge Agreement
EXHIBIT H-1   -    Form of Borrower Security Agreement
EXHIBIT H-2   -    Form of Subsidiary Security Agreement
EXHIBIT I     -    Form of Mortgage
EXHIBIT J     -    Form of Master Subordination Agreement

                                CREDIT AGREEMENT


      THIS CREDIT AGREEMENT, dated as of February 20, 1997 between HYCROFT RESOURCES & DEVELOPMENT, INC., a Nevada corporation (the "Borrower"), and THE BANK OF NOVA SCOTIA (the "Lender"),


                              W I T N E S S E T H:

      WHEREAS, the Borrower is engaged directly and through Hycroft Lewis Mine, Inc., its wholly-owned Subsidiary (such capitalized terms, and other terms used in these recitals, to have the meanings set forth in Section 1.1 below) in the business of exploring for and mining gold and silver in the State of Nevada; and

      WHEREAS, the Borrower desires to obtain a Commitment from the Lender pursuant to which U.S. Loans and Canadian Loans, in a maximum aggregate principal amount at any one time outstanding not to exceed U.S.$13,000,000 (or the U.S. Dollar Equivalent thereof), will be made to the Borrower from time to time prior to the Commitment Termination Date; and

      WHEREAS, the Lender is willing, on the terms and subject to the conditions hereinafter set forth (including Article V), to extend such Commitment and make such Loans to the Borrower; and

      WHEREAS, the proceeds of such Credit Extensions will be used

           (a) to make payment in full, concurrently with the initial Borrowing hereunder, of the Indebtedness (including a portion of the intercompany Indebtedness owing by the Borrower to the Parent) identified in Item 7.2.2(b) ("Indebtedness to be Paid") of the Disclosure Schedule; and

           (b) for general corporate purposes and working capital purposes of the Borrower and its Subsidiary Guarantors;

      NOW, THEREFORE, the parties hereto agree as follows:


                                  ARTICLE I

                      DEFINITIONS AND ACCOUNTING TERMS

      SECTION I.1. Defined Terms. The following terms (whether or not underscored) when used in this Agreement, including its preamble and recitals, shall, except where the context otherwise requires, have the following meanings (such meanings to be equally applicable to the singular and plural forms thereof):

      "Affiliate" of any Person means any other Person which, directly or indirectly, controls, is controlled by or is under common control with such Person (excluding any trustee under, or any committee with responsibility for administering, any Plan). With respect to the Lender, a Person shall be deemed to be "controlled by" another Person if such other Person possesses, directly or indirectly, power to vote 51% or more of the securities (on a fully diluted basis) having ordinary voting power for the election of directors or managing general partners. With respect to all other Persons, a Person shall be deemed to be "controlled by" another Person if such other Person possesses, directly or indirectly, power

           (a) to vote 10% or more of the securities (on a fully diluted basis) having ordinary voting power for the election of directors or managing general partners; or

           (b) to direct or cause the direction of the management and policies of such Person whether by contract or otherwise.

      "Agreement" means, on any date, this Credit Agreement as originally in effect on the Effective Date and as thereafter from time to time amended, supplemented, amended and restated, or otherwise modified and in effect on such date.

      "Alternate Base Rate" means, on any date and with respect to all Base Rate Loans, a fluctuating rate of interest per annum (rounded upward, if necessary, to the next highest 1/16 of 1%) equal to the higher of

           (a) the rate of interest most recently established by the Lender at its Domestic Office as its base rate for Loans denominated in U.S. Dollars; and

           (b) the Federal Funds Rate most recently determined by the Lender plus 1/2 of 1%.

The Alternate Base Rate is not necessarily intended to be the lowest rate of interest determined by the Lender in connection with extensions of credit. Changes in the rate of interest on that portion of any Loans maintained as Base Rate Loans will take effect simultaneously with each change in the Alternate Base Rate. The Lender will give notice promptly to the Borrower of changes in the Alternate Base Rate.

      "Authorized Officer" means, relative to the Borrower and any other Obligor, those of its officers or managing members (in the case of a limited liability company) whose signatures and incumbency shall have been certified to the Lender pursuant to Section 5.1.1.

      "Base Rate Loan" means a Loan denominated in U.S. Dollars bearing interest at a fluctuating rate determined by reference to

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

the Alternate Base Rate.

      "Borrower" is defined in the preamble.

      "Borrower Pledge Agreement" means the Pledge Agreement executed and delivered by the Borrower pursuant to Section 5.1.5 in substantially the form of Exhibit G-1 hereto, as amended, supplemented, amended and restated or otherwise modified.

      "Borrower Security Agreement" means the Security Agreement executed and delivered by the Borrower pursuant to Section 5.1.6 and attached hereto as Exhibit H-1, as amended, supplemented, amended and restated or otherwise modified.

      "Borrowing" means the Loans of the same type, denominated in the same Currency and, in the case of LIBO Rate Loans, having the same Interest Period made by the Lender on the same Business Day and pursuant to the same Borrowing Request in accordance with Section 2.4.

      "Borrowing Base Amount" means, at any time, an amount equal to 80% of the aggregate amount of Eligible Inventory.

      "Borrowing Base Certificate" means a certificate duly completed and executed by the chief accounting or financial Authorized Officer of the Borrower, substantially in the form of Exhibit D hereto; provided, however, that the Lender may

           (a) at any time specify changes to such form for the purpose of monitoring the Borrower's compliance with the Borrowing Base Amount; and

           (b) from time to time review computations of the Borrowing Base Amount submitted by the Borrower pursuant to Section 5.1.8 and clause (c) of Section 7.1.1 and, if in the Lender's reasonable opinion, the computation in any Borrowing Base Certificate of the Borrowing Base Amount shall not have been computed in accordance with its definition, the Lender shall have the right to adjust such computation.

      "Borrowing Request" means a loan request and certificate duly executed by an Authorized Officer of the Borrower, substantially in the form of Exhibit B hereto.

      "Brimstone Expansion" means the expansion of the operations of the Hycroft Mine as indicated in the Life of Mine Plan delivered to (and approved by) the Lender pursuant to Section 5.1.11.

      "Business Day" means

           (a)  any day which is neither a Saturday or Sunday nor

                 (i) with respect to amounts denominated in Canadian Dollars, a legal holiday on which banks are authorized or required to be closed in either Vancouver, British Columbia or San Francisco, California, or

                 (ii) with respect to Base Rate Loans, a legal holiday on which Banks are authorized or required to be closed in San Francisco, California; and

           (b) relative to the making, continuing, prepaying or repaying of any LIBO Rate Loans, any day which is a Business Day described in clause (a) above and which is also a day on which dealings in each Currency are carried on in the interbank Eurodollar market of the Lender's LIBOR Office.

      "Canada" means the present territory of Canada.

      "Canadian Dollar" and "Cdn $" each mean the lawful money of Canada.

      "Canadian Dollar Equivalent" or "Cdn $ Equivalent" means the Exchange Equivalent in Canadian Dollars of any amount of U.S. Dollars.

      "Canadian Loan" is defined in Section 2.1.2.

      "Capital Expenditures" means, for any period, the sum of

           (a) the aggregate amount of all expenditures of the Borrower and its Subsidiaries for fixed or capital assets made during such period which, in accordance with GAAP, would be classified as capital expenditures; and

           (b) the aggregate amount of all Capitalized Lease Liabilities incurred during such period.

      "Capitalized Lease Liabilities" means all monetary obligations of the Borrower or any of its Subsidiaries under any leasing or similar arrangement which, in accordance with GAAP, would be classified as capitalized leases, and, for purposes of this Agreement and each other Loan Document, the amount of such obligations shall be the capitalized amount thereof, determined in accordance with GAAP, and the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a premium or a penalty.

      "Capital Stock" means, relative to any Person, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, including partnership interests and other indicia of ownership of such Person and all warrants, options, purchase rights, conversion or exchange rights, voting rights, calls or any claims of any character with respect thereto.

      "Cash Equivalent Investment" means, at any time:

           (a) any evidence of Indebtedness, maturing not more than one year after such time, issued or guaranteed by the United States Government, the Canadian Government, or the government of any province or territory of Canada;

           (b) commercial paper, maturing not more than twelve months from the date of issue, which is issued by

                 (i) a corporation (other than an Affiliate of any Obligor) organized under the laws of Canada, any province or territory of Canada, any state of the United States or of the District of Columbia and rated A-l by Standard & Poor's Rating Services ("S&P"), P-1 by Moody's Investors Service, Inc. ("Moody's") or R-1 by Dominion Bond Rating Services ("DBRS"), or

                 (ii)  the Lender (or its holding company);

           (c) any certificate of deposit, bankers acceptance, bearer discount note or term deposit maturing not more than one year after such time, which is issued by

                 (i) a commercial banking institution that is a member of the Federal Reserve System and which has (x) a credit rating of Aa or better from Moody's or a comparable rating from S&P and (y) a combined capital and surplus and undivided profits of not less than U.S.$500,000,000, or

                 (ii) a Canadian chartered bank which has a credit rating of R-1 or better from DBRS, or

                 (iii)  the Lender; or

           (d) any repurchase agreement entered into with the Lender (or and other commercial banking institution of the stature referred to in clause
      (c)(i)) or (c)(ii)) which

                 (i) is secured by a fully perfected security interest in any obligation of the type described in clause (a), (b) or (c), and

                 (ii) has a market value at the time such repurchase agreement is entered into of not less than 100% of the repurchase obligation of the Lender (or other commercial banking institution) thereunder.

      "CERCLA" means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

      "CERCLIS" means the Comprehensive Environmental Response Compensation Liability Information System List.

      "Change in Control" means

           (a) the acquisition by any Person, or two or more Persons acting in concert, of beneficial ownership (within the meaning of Rule 13d-3 of the Securities and Exchange Commission under the Securities Exchange Act of
      1934) of 20% or more of the outstanding shares of Voting Stock of the Borrower;

           (b) the failure of the Parent to own (directly or indirectly), free and clear of all Liens or other encumbrances, at least 100% of the outstanding shares of Voting Stock of the Borrower on a fully diluted basis;

           (c) the failure of Holdings to own (directly), free and clear of all Liens or other encumbrances, at least 100% of the outstanding shares of Voting Stock of the Borrower on a fully diluted basis; or

           (d) the failure of the Borrower to own (directly), free and clear of all Liens or other encumbrances, at least 100% of the outstanding shares of Voting Stock of Hycroft Lewis Mine, Inc., a Nevada corporation, on a fully diluted basis.

      "Change in Law" means any change in, or the introduction, adoption, effectiveness, interpretation, reinterpretation or phase-in of, any law or regulation, directive, guideline, decision or request (whether or not having the force of law) of any court, central bank, regulator or other governmental authority.

      "Code" means the Internal Revenue Code of 1986, and the regulations thereunder, in each case as amended, reformed or otherwise modified from time to time.

      "Commitment" means, collectively, the Lender's obligation to (a) make U.S. Loans pursuant to Section 2.1.1, and (b) make

Canadian Loans pursuant to Section 2.1.2.

      "Commitment Amount" means, on any date, the U.S. Dollar Equivalent of U.S. $13,000,000, as such amount may be reduced from time to time pursuant to
Section 2.3.

      "Commitment Termination Date" means the earliest of

           (a) the Stated Maturity Date (as such date may be extended pursuant to Section 2.8);

           (b) the date on which the Commitment Amount is terminated in full or reduced to zero pursuant to Section 2.3; and

           (c)  the date on which any Commitment Termination Event occurs.

Upon the occurrence of any event described in clause (b) or (c), the Commitment shall terminate automatically and without any further action.

      "Commitment Termination Event" means

           (a)  the occurrence of any Default described in clauses (a) through
      (d) of Section 8.1.9; or

           (b) the occurrence and continuance of any other Event of Default and either

                 (i) the declaration of all or any portion of the Loans to be due and payable pursuant to Section 8.3, or

                 (ii) the giving of notice by the Lender to the Borrower that the Commitment has been terminated.

      "Compliance Certificate" means a certificate duly completed and executed by an Authorized Officer of the Borrower, substantially in the form of Exhibit E hereto and including, as attachments thereto (in detail reasonably satisfactory to the Lender), calculation of the financial test set forth in
Section 7.2.4, together with such changes to such Exhibit form as the Lender may from time to time reasonably request for the purpose of monitoring the Borrower's compliance with such financial test.

      "Contingent Liability" means any agreement, undertaking or arrangement by which any Person guarantees, endorses or otherwise becomes or is contingently liable upon (by direct or indirect agreement, contingent or otherwise, to provide funds for payment, to supply funds to, or otherwise to invest in, a debtor, or otherwise to assure a creditor against loss) the indebtedness, obligation or any other liability of any other Person (other than by endorsements of instruments in the course of collection), or guarantees the payment of dividends or other distributions upon the shares of any other Person. The amount of any Person's obligation under any Contingent Liability shall (subject to any limitation set forth therein) be deemed to be the outstanding principal amount (or maximum principal amount, if larger) of the debt, obligation or other liability guaranteed thereby.

      "Continuation/Conversion Notice" means a notice of continuation or conversion and certificate duly executed by an Authorized Officer of the Borrower, substantially in the form of Exhibit C hereto.

      "Controlled Group" means all members of a controlled group of corporations and all members of a controlled group of trades or businesses (whether or not incorporated) under common control which, together with the Borrower, are treated as a single employer under Section 414(b) or 414(c) of the Code or
Section 4001 of ERISA.

      "Credit Extension" means, as the context may require, (a) the making of a U.S. Loan by the Lender and/or (b) the making of a Canadian Loan by the Lender.

      "Crofoot Mine" means (a) the properties which comprise the Crofoot Mine (including the Brimstone Expansion thereof), located in Sulphur, Nevada, and as described in the description of the Mining Rights for the Crofoot Mine on
Schedule III hereto and (b) those certain associated facilities, together with all plant sites, waste dumps, ore dumps, crushing circuits, heap leach pads, abandoned heaps, power supply systems and ancillary and infrastructure facilities thereat which are used in connection with the operation thereof.

      "Currency" means U.S. Dollars and Canadian Dollars.

      "Default" means any Event of Default or any condition, occurrence or event which, after notice or lapse of time or both, would constitute an Event of Default.

      "Disclosure Schedule" means the Disclosure Schedule attached hereto as
Schedule I, as it may be amended, supplemented, amended and restated or otherwise modified from time to time by the Borrower with the written consent of the Lender.

      "Domestic Office" means, the office of the Lender designated as such below its signature hereto or such other office of the Lender (or any successor or assign of the Lender) within the U.S. as may be designated from time to time by notice from the Lender to the Borrower.

      "Effective Date" means the date this Agreement becomes effective pursuant to Section 9.8.

      "Eligible Inventory" means, at any time of determination thereof, that amount of Inventory (measured in ounces) determined by the Lender to be recoverable on the basis of the Lender's acceptance of the proposed recovery factors set forth in the Borrower's monthly gold inventory report upon which the computations contained in the most recently delivered Borrowing Base Certificate (pursuant to Section 5.1.8 or clause (c) of Section 7.1.1) were based, multiplied by the lesser of (x) the average price of gold for the preceding month and (y) U.S.$410 per ounce (net of the average costs to recover such ounces, as determined by the Lender), generally calculated as set forth in
Schedule II hereto, and as to which each of the following requirements has been fulfilled to the reasonable satisfaction of the Lender:

           (a) the Borrower or such Subsidiary has the full and unqualified right to assign and grant a Lien in such Inventory to the Lender;

           (b) the Borrower or such Subsidiary has full and lawful title to such Inventory, free and clear of all Liens, other than any Liens in favor of the Lender and statutory Liens in favor of the holder or owner of a royalty on the production of metals or minerals from the Hycroft Mine; and

           (c) the Lender has a security interest in such Inventory, which security interest is legal, valid, binding, perfected and first priority under the U.C.C.

      "Environmental Laws" means all U.S. applicable federal, provincial, state or local laws, statutes, ordinances, by-laws, codes, rules, regulations, guidelines, orders, decrees or directives imposing liability or standards of conduct relating to the environment, land use or the protection of human health, natural resources, pollution or waste management.

      "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and any successor statute thereto of similar import, together with the regulations thereunder, in each case as in effect from time to time.
References to sections of ERISA also refer to any successor sections thereto.

      "Event of Default" is defined in Section 8.1.

      "Exchange Act" means the Securities Exchange Act of 1934, as amended.

      "Exchange Equivalent" means, on any date, relative to any amount (the "Original Amount") expressed in either Canadian Dollars or U.S. Dollars (the "Original Currency"), the amount expressed in the other Currency which would be required to buy the Original Amount of the Original Currency using the noon spot rate exchange for Canadian interbank transactions applied in converting the other Currency into the Original Currency published by the Bank of Canada for such date.

      "Federal Funds Rate" means, for any period, a fluctuating interest rate per annum equal for each day during such period to

           (a) the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York; or

           (b) if such rate is not so published for any day which is a Business Day, the average of the quotations for such day on such transactions received by the Lender from three federal funds brokers of recognized standing selected by it.

      "Fiscal Quarter" or "FQ" means any quarter of a Fiscal Year.

      "Fiscal Year" or "FY" means any period of twelve consecutive calendar months ending on December 31; references to a Fiscal Year with a number corresponding to any calendar year (e.g. the "1997 Fiscal Year" or "1997 FY") refer to the Fiscal Year ending on the December 31 occurring during such calendar year.

      "F.R.S. Board" means the Board of Governors of the Federal Reserve System or any successor thereto.

      "GAAP" is defined in Section 1.4.

      "Guaranty" means, as the context may require, the Parent Guaranty, the Holdings Guaranty, the Preferred Shareholder Guaranty and/or any Subsidiary Guaranty.

      "Hazardous Material" means

           (a)  any "hazardous substance", as defined by CERCLA;

           (b) any "hazardous waste", as defined by the Resource Conservation and Recovery Act, as amended; or

           (c) any pollutant or contaminant or hazardous, dangerous or toxic chemical, material or substance (including any petroleum product) within the meaning of any other applicable federal, state or local law, regulation, ordinance or requirement (including consent decrees and administrative orders) relating to or imposing liability or standards of conduct concerning any hazardous, toxic or dangerous waste, substance or material, all as amended or hereafter amended.

      "Hedging Obligations" means, with respect to any Person, all liabilities of such Person under currency exchange agreements, commodity swap, exchange or futures agreements, interest rate swap agreements, interest rate cap agreements and interest rate collar agreements, and all other agreements or arrangements designed to protect such Person against fluctuations in interest rates or currency exchange rates.

      "herein", "hereof", "hereto", "hereunder" and similar terms contained in this Agreement or any other Loan Document refer to this Agreement or such other Loan Document, as the case may be, as a whole and not to any particular Section, paragraph or provision of this Agreement or such other Loan Document.

      "Holdings" means Vista Gold Holdings Inc., a Nevada corporation.

      "Holdings Guaranty" means the Guaranty executed and delivered by Holdings pursuant to Section 5.1.4 in substantially the form of Exhibit F-2 hereto, as amended, supplemented, amended and restated or otherwise modified.

      "Hycroft Mine" means, collectively, the Crofoot Mine and the Lewis Mine.

      "Impermissible Qualification" means, relative to the opinion or certification of any independent public accountant as to any financial statement of the Borrower or any other Obligor, any qualification or exception to such opinion or certification

           (a)  which is of a "going concern" or similar nature;

           (b) which relates to the limited scope of examination of matters relevant to such financial statement; or

           (c) which relates to the treatment or classification of any item in such financial statement and which, as a condition to its removal, would require an adjustment to such item the effect of which would be to cause the Borrower or such other Obligor to be in default of any of its obligations under Section 7.2.4.

      "include" and "including" means including without limiting the generality of any description preceding such term, and, for purposes of this Agreement and each other Loan Document, the parties hereto agree that the rule of ejusdem generis shall not be applicable to limit a general statement, which is followed by or referable to an enumeration of specific matters, to matters similar to the matters specifically mentioned.

      "Indebtedness" of any Person means, without duplication:

           (a) all obligations of such Person for borrowed money and all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

           (b) all obligations, contingent or otherwise, relative to the face amount of all letters of credit, whether or not drawn, and banker's acceptances issued for the account of such Person;

           (c) all obligations of such Person as lessee under leases which have been or should be, in accordance with GAAP, recorded as Capitalized Lease Liabilities;

           (d) all other items which, in accordance with GAAP, would be included as liabilities on the liability side of the balance sheet of such Person as of the date at which Indebtedness is to be determined;

           (e)  net liabilities of such Person under all Hedging Obligations;

           (f) whether or not so included as liabilities in accordance with GAAP, all obligations of such Person to pay the deferred purchase price of property or services, and indebtedness (excluding prepaid interest thereon) secured by a Lien on property owned or being purchased by such Person (including indebtedness arising under conditional sales or other title retention agreements), whether or not such indebtedness shall have been assumed by such Person or is limited in recourse; and

           (g) all Contingent Liabilities of such Person in respect of any of the foregoing.

For all purposes of this Agreement, the Indebtedness of any Person shall include the Indebtedness of any partnership or joint venture in which such Person is a general partner or a joint venturer.

      "Indemnified Liabilities" is defined in Section 9.4.

      "Indemnified Parties" is defined in Section 9.4.

      "Interest Period" means, relative to any LIBO Rate Loans, the period beginning on (and including) the date on which such LIBO Rate Loan is made or continued as, or converted into, a LIBO Rate Loan pursuant to Section 2.4 or
2.5 and continuing to (but excluding) the day which, numerically corresponds to such date one, two, three or six months thereafter (or, if such month has no numerically corresponding day, on the last Business Day of such month) as the Borrower may select in its relevant notice pursuant to Section 2.4 or 2.5; provided, however, that (i) the Borrower shall not be permitted to select Interest Periods to be in effect at any one time which have expiration dates occurring on more than two different dates; (ii) Interest Periods commencing on the same date for Loans comprising part of the same Borrowing shall be of the same duration; (iii) if such Interest Period would otherwise end on a day which is not a Business Day, such Interest Period shall end on the next following Business Day (unless such next following Business Day is the first Business Day of a calendar month, in which case such Interest Period shall end on the Business Day next preceding such numerically corresponding day); and (iv) no Interest Period may end later than the date set forth in clause (a) of the definition of "Commitment Termination Date".

      "Inventory" means the gold inventory of the Borrower and its Subsidiary Guarantors contained on the leach pads located at the Hycroft Mine.

      "Investment" means, relative to any Person,

           (a) any loan or advance made by such Person to any other Person (excluding commission, travel, petty cash and similar advances to officers and employees made in the ordinary course of business);

           (b) any Contingent Liability of such Person incurred in connection with loans and advances of the type described in clause (a); and

           (c) any ownership or similar interest held by such Person in any other Person.

The amount of any Investment shall be the original principal or capital amount thereof less all returns of principal or equity thereon (and without adjustment by reason of the financial condition of such other Person) and shall, if made by the transfer or exchange of property other than cash, be deemed to have been made in an original principal or capital amount equal to the fair market value of such property at the time of such Investment.

      "Lender" is defined in the preamble.

      "Lewis Mine" means (a) the properties which comprise the Lewis Mine (including the Brimstone Expansion thereof), located in Sulphur, Nevada, and as described in the description of the Mining Rights for the Lewis Mine on
Schedule IV hereto and (b) those certain associated facilities, together with all plant sites, waste dumps, ore dumps, crushing circuits, heap leach pads, abandoned heaps, power supply systems and ancillary and infrastructure facilities located thereat which are used in connection with the operation thereof.

      "LIBO Rate" means, relative to any Interest Period for LIBO Rate Loans, the rate of interest equal to the average (rounded upwards, if necessary, to the nearest 1/16 of 1%) of the rates per annum at which deposits in the relevant Currency in immediately available funds are offered to the Lender's LIBOR Office in the London, England interbank market as at or about 11:00 a.m. London, England time two Business Days prior to the beginning of such Interest Period for delivery on the first day of such Interest Period, and in an amount approximately equal to the amount of the Lender's LIBO Rate Loan and for a period approximately equal to such Interest Period.

      "LIBO Rate Loan" means a Loan denominated in either Currency bearing interest, at all times during an Interest Period applicable to such Loan, at a fixed rate of interest determined by reference to the LIBO Rate (Reserve Adjusted).

      "LIBO Rate (Reserve Adjusted)" means, relative to any Loan to be made, continued or maintained as, or converted into, a LIBO Rate Loan for any Interest Period, a rate per annum (rounded upwards, if necessary, to the nearest 1/16 of 1%) determined pursuant to the following formula:

           LIBO Rate           =               LIBO Rate
                                  -------------------------------
      (Reserve Adjusted)          1.00 - LIBOR Reserve Percentage

      The LIBO Rate (Reserve Adjusted) for any Interest Period for LIBO Rate Loans will be determined by the Lender on the basis of the LIBOR Reserve Percentage in effect two Business Days before the first day of such Interest Period.

      "LIBOR Office" means the office of the Lender designated as such below its signature hereto or such other office of the Lender as designated from time to time by notice from the Lender to the Borrower, whether or not outside the United States, which shall be making or maintaining LIBO Rate Loans of the Lender hereunder.

      "LIBOR Reserve Percentage" means, relative to any Interest Period for LIBO Rate Loans, the reserve percentage (expressed as a decimal) equal to the maximum aggregate reserve requirements (including all basic, emergency, supplemental, marginal and other reserves and taking into account any transitional adjustments or other scheduled changes in reserve requirements) specified under regulations issued from time to time by the F.R.S. Board and then applicable to assets or liabilities consisting of or including "Eurocurrency Liabilities", as currently defined in Regulation D of the F.R.S. Board, having a term approximately equal or comparable to such Interest Period.

      "Lien" means

           (a) any security interest mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge or interest or preference, priority or other security agreement, whether or not filed, recorded or otherwise perfected under applicable law, in property to secure payment of a debt or performance of an obligation;

           (b) any financing statement filed under the U.C.C. (or comparable law of any jurisdiction); and

           (c) any option or other agreement to sell or to provide any instrument or financing statement of the nature referred to in clause (a) or (b).

      "Loan" means, as the context may require, any U.S. Loan and/or any Canadian Loan.

      "Loan Document" means this Agreement, the Note, each Borrowing Request, each Continuation/Conversion Notice, each Borrowing Base Certificate, each Compliance Certificate, the Master Subordination Agreement, each Pledge Agreement, each Rate Protection Agreement relating to Hedging Obligations of the Borrower or any of its Subsidiaries, each Security Agreement, each Guaranty, each Mortgage, and each other agreement, certificate, report, document or instrument delivered in connection with this Agreement and such other agreements, whether or not specifically mentioned herein or therein.

      "Master Subordination Agreement" means the Master Subordination Agreement, substantially in the form of Exhibit J hereto, as amended, supplemented, amended and restated or otherwise modified.

      "Material Adverse Change" means any change of circumstances or any event which, individually or as part of a series of circumstances or events, could be reasonably expected to have a Material Adverse Effect.

      "Material Adverse Effect" means

           (a) a material adverse effect on the financial condition, business, assets, operations, properties or prospects of the Parent, Holdings, the Borrower or the Borrower and its Subsidiaries, taken as a whole;

           (b) a material impairment of the ability of the Borrower or any other Obligor to perform when due its respective Obligations under the Loan Documents to which it is or will be a party; or

           (c) an impairment of the validity or enforceability of, or a material impairment of the rights, remedies or benefits available to the Lender under, this Agreement or any other Loan Document.

      "Monthly Payment Date" means the last day of each calendar month or, if any such day is not a Business Day, the next succeeding Business Day.

      "Mortgage" means each mortgage, deed of trust or agreement executed and delivered by the Borrower or any other Obligor in favor of the Lender pursuant to the requirements of this Agreement in substantially the form of Exhibit I hereto, as applicable, under which a Lien is granted on the Real Property of the Borrower and each Subsidiary Guarantor and fixtures and other property described therein, in each case as amended, supplemented, amended and restated or otherwise modified.

      "Note" means a promissory note of the Borrower payable to the Lender, in the form of Exhibit A hereto (as such promissory note may be amended, endorsed or otherwise modified from time to time), evidencing the aggregate Indebtedness of the Borrower to the Lender resulting from outstanding Loans, and also means all other promissory notes accepted from time to time in substitution therefor or renewal thereof.

      "Obligations" means all obligations (monetary or otherwise) of the Borrower and each other Obligor arising under or in connection with this Agreement, the Notes and each other Loan Document.

      "Obligor" means the Borrower or any other Person (other than the Lender) obligated under any Loan Document (including the Parent, Holdings, Vista Gold U.S. Inc. and each Subsidiary Guarantor).

      "Obligor Pledge Agreement" means the Pledge Agreement executed and delivered by Holdings, Vista Gold U.S. Inc. and each Subsidiary of the Borrower which in turn has any Subsidiaries of its own, substantially in the form of Exhibit G-2 hereto, in each case as amended, supplemented, amended and restated or otherwise modified.

      "Operating Lease" means, relative to any Person, any lease (including leases that may be terminated by the lessee at any time) under which such Person is the lessee of any property (whether real, personal or mixed) and with respect to which the obligations of such Person are not Capitalized Lease Liabilities.

      "Organic Document" means, relative to the Borrower or any other Obligor, as applicable, its certificate of incorporation, by-laws, certificate of partnership, partnership agreement, certificate of formation, limited liability agreement and all shareholder agreements, voting trusts and similar arrangements applicable to any of the Borrower's or such Obligor's, as the case may be, partnership interests, limited liability company interests or authorized shares of capital stock.

      "Outstanding Amount" means, on any date, the sum of:

           (a) the aggregate outstanding principal amount of U.S. Loans;

plus

           (b) the U.S. Dollar Equivalent of the aggregate outstanding principal amount of all Canadian Loans.

      "Parent" means Vista Gold Corp., a British Columbia corporation.

      "Parent Guaranty" means the Guaranty executed and delivered by the Parent pursuant to Section 5.1.4 in substantially the form of Exhibit F-1 hereto, as amended, supplemented, amended and restated or otherwise modified.

      "PBGC" means the Pension Benefit Guaranty Corporation and any entity succeeding to any or all of its functions under ERISA.

      "Pension Plan" means a "pension plan", as such term is defined in Section 3(2) of ERISA, which is subject to Title IV of ERISA (other than a multiemployer plan as defined in Section 4001(a)(3) of ERISA), and to which the Borrower or any corporation, trade or business that is, along with the Borrower, a member of a Controlled Group, may have liability, including any liability by reason of having been a substantial employer within the meaning of
Section 4063 of ERISA at any time during the preceding five years, or by reason of being deemed to be a contributing sponsor under Section 4069 of ERISA.

      "Permitted Lien" means the following types of Liens (other than any such Lien imposed pursuant to Section 401(a)(29) or 412(n) of the Code or by ERISA):

           (a) Liens for taxes, assessments or governmental charges or claims the payment of which is not, at the time, required by Section 7.1.2;

           (b) statutory Liens of landlords or holders or owners of any royalty on the production of metals or minerals from the Hycroft Mine, Liens of carriers, warehousemen, mechanics and materialmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made therefor;

           (c) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, trade contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

           (d) leases or subleases granted to others not interfering in any material respect with the ordinary conduct of the business of the Borrower or any Subsidiary;

           (e) easements, rights-of-way, restrictions (including zoning restrictions), defects, encroachments or irregularities in title and other similar charges or encumbrances of a minor nature which do not and will not interfere in any material respect with the use and enjoyment of the Hycroft Mine (including any and all mining operations and the extraction, removal and sale of minerals therefrom) or the conduct of the business of the Borrower or any Subsidiary, together with the exceptions identified in Item 1.1 ("Permitted Encumbrances on Mortgaged Real Property") of the Disclosure Schedule as Permitted Encumbrances on the Real Property subject to a Mortgage;

           (f) any (x) interest or title of a lessor or sublessor under any Operating Lease or lease giving rise to any Capitalized Lease Liability not prohibited by this Agreement, (y) restriction or encumbrance that the interest or title of such lessor or sublessor may be subject to, or (z) subordination of the interest of the lessee or sublessee under such lease to any restriction or encumbrance referred to in item (y); and

           (g) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods.

      "Person" means any natural person, corporation, limited liability company, partnership, joint venture, joint stock company, firm, association, government, governmental agency, court or any other legal entity, whether acting in an individual, fiduciary or other capacity.

      "Plan" means any Pension Plan or Welfare Plan.

      "Pledge Agreement" means, as the context may require, the Borrower Pledge Agreement and/or the Obligor Pledge Agreement.

      "Preferred Shareholder Guaranty" means the Guaranty executed and delivered by Vista Gold U.S. Inc. pursuant to Section 5.1.4 in substantially the form of Exhibit F-4 hereto, as amended, supplemented, amended and restated or otherwise modified.

      "Rate Protection Agreement" means, collectively, any currency exchange agreement, any commodity swap, exchange or futures agreement or any interest or currency rate swap, cap, collar or similar agreement entered into by the Borrower with the Lender or an Affiliate of the Lender as the counterparty to such agreement.

      "Real Property" means, with respect to any Person, such Person's present and future right, title and interest (including, without limitation, any leasehold estate) in

           (a)  any plots, pieces or parcels of land;

           (b) any improvements, buildings, structures and fixtures now or hereafter located or erected thereon or attached thereto of every nature whatsoever (the rights and interest described in clauses (a) and (b) being the "Premises");

           (c) any other interests in property constituting appurtenances to the Premises, or which hereafter shall in any way belong, relate or be appurtenant thereto; and

           (d) all other rights and privileges thereunto belonging or appertaining and all extensions, additions, improvements, betterments, renewals, substitutions and replacements to or of any of the rights and interests described in clause (c) above.

      "Release" means a "release", as such term is defined in CERCLA.

      "Resource Conservation and Recovery Act" means the Resource Conservation and Recovery Act, 42 U.S.C. Section 690, et seq., as in effect from time to time.

      "Security Agreement" means, as the context may require, the Borrower Security Agreement and/or each Subsidiary Security Agreement, in each case as amended, supplemented, amended and restated or otherwise modified.

      "Stated Maturity Date" means February 20, 1999 (as such date may be extended pursuant to Section 2.8).

      "Subordinated Debt" means all unsecured Indebtedness of the Borrower or any Subsidiary for money borrowed (excluding, for greater certainty, amounts owed by the Borrower or any Subsidiary to the Parent in reimbursement of costs or expenses incurred by the Borrower or such Subsidiary in the ordinary course of its business and paid by the Parent) which is subordinated, upon terms satisfactory to the Lender, in right of payment to the payment in full in cash of all Obligations.

      "Subsidiary" means, with respect to any Person, any corporation, partnership or other business entity of which more than 50% of the outstanding capital stock (or other ownership interest) having ordinary voting power to elect a majority of the board of directors, managers or other voting members of the governing body of such entity (irrespective of whether at the time capital stock (or other ownership interest) of any other class or classes of such entity shall or might have voting power upon the occurrence of any contingency) is at the time directly or indirectly owned by such Person, by such Person and one or more other Subsidiaries of such Person, or by one or more other Subsidiaries of such Person. Unless the context otherwise specifically requires, the term "Subsidiary" shall be a reference to a Subsidiary of the Borrower.

      "Subsidiary Guarantor" means each wholly-owned Subsidiary of the Borrower as of the Effective Date and any Subsidiary of the Borrower as to which, in accordance with Section 7.1.7,

           (a) all of the shares of Capital Stock of which have been pledged to the Lender by the Borrower or its wholly-owned Subsidiary owning such shares; and

           (b) which has executed and delivered to the Lender a Subsidiary Guaranty, a Subsidiary Security Agreement and, if required by Section 7.1.7, a Mortgage.

      "Subsidiary Guaranty" means, collectively, each Guaranty executed and delivered by a Subsidiary of the Borrower pursuant to the terms of this Agreement (including Section 5.1.4 and Section 7.1.7), substantially in the form of Exhibit F-3 hereto, as amended, supplemented, amended and restated or otherwise modified.

      "Subsidiary Security Agreement" means, collectively, each Security Agreement executed and delivered by any Subsidiary of the Borrower in favor of the Lender pursuant to the terms of this Agreement (including Section 5.1.6 and Section 7.1.7), in substantially the form of Exhibit H-2, in each case, as amended, supplemented, amended and restated or otherwise modified.

      "Tangible Net Worth" means the consolidated net worth of the Borrower and its Subsidiaries after subtracting therefrom the aggregate amount of any intangible assets of the Borrower and its Subsidiaries, including goodwill, franchises, licenses, patents, trademarks, trade names, copyrights, service marks and brand names; provided, that intercompany Indebtedness of the Borrower owing to the Parent shall, for purposes of determining "net worth", be deemed to be equity.

      "Taxes" is defined in Section 4.6.

      "type" means, (a) relative to any U.S. Loan, the portion thereof, if any, being maintained as a Base Rate Loan or a LIBO Rate Loan and (b) relative to any Canadian Loan, the portion thereof, if any, being maintained as a LIBO Rate Loan.

      "U.C.C." means the Uniform Commercial Code, as in effect from time to time in the State of New York.

      "United States" or "U.S." means the United States of America, its fifty states and the District of Columbia.

      "U.S. Dollar Equivalent" or "U.S. $ Equivalent" means the Exchange Equivalent in U.S. Dollars of any amount of Canadian Dollars.

      "U.S. Loan" is defined in Section 2.1.1.

      "Voting Stock" means, with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

      "Welfare Plan" means a "welfare plan", as such term is defined in section 3(1) of ERISA.

      "wholly-owned Subsidiary" shall mean, relative to any Person, any Subsidiary of such Person all of the Capital Stock (and all rights and options to purchase such Capital Stock) of which is owned, beneficially and of record, by such Person and/or one or more wholly-owned Subsidiaries of such Person.

      SECTION I.2. Use of Defined Terms. Unless otherwise defined or the context otherwise requires, terms for which meanings are provided in this Agreement shall have such meanings when used in each other Loan Document, the Disclosure Schedule and in each notice and other communication delivered from time to time in connection with this Agreement or any other Loan Document.

      SECTION I.3. Cross-References. Unless otherwise specified, references in this Agreement and in each other Loan Document to any Article or Section are references to such Article or Section of this Agreement or such other Loan Document, as the case may be, and, unless otherwise specified, references in any Article, Section or definition to any clause are references to such clause of such Article, Section or definition.

      SECTION I.4. Accounting and Financial Determinations. Unless otherwise specified, all accounting terms used herein or in any other Loan Document shall be interpreted, and all accounting determinations and computations hereunder or thereunder (including under Section 7.2.4) shall be made, and all financial statements required to be delivered hereunder or thereunder shall be prepared in accordance with, those generally accepted accounting principles ("GAAP") applied in the preparation of the financial statements referred to in Section
6.5 (or, if at any time applicable pursuant to the proviso to clause (b) of Section 7.1.1, the financial statements of the Borrower and its Subsidiaries referred to in such proviso to such clause (b)); provided, however, that, for purposes of determining, whenever the Borrower and its Subsidiaries undertake any action which involves Canadian Dollars and is of a nature subject to a limitation in Article VII expressed in U.S. Dollars, the aggregate Canadian Dollar amount of all actions of the Borrower and its Subsidiaries (including such action) subject to such limitation shall be converted into U.S. Dollars based on the then Exchange Equivalent, and if such action is, based on such conversion, then permitted to be taken, such action shall not subsequently be impermissible by virtue of any change in the Exchange Equivalent. Unless otherwise expressly provided, all financial covenants and defined financial terms shall be computed on a consolidated basis for the Borrower and its Subsidiaries, in each case without duplication.

                            ARTICLE II

                   COMMITMENT, BORROWING PROCEDURES AND NOTE

      SECTION II.1. Commitment To Make Loans. On the terms and subject to the conditions of this Agreement (including Article V), the Lender agrees to make U.S. Loans pursuant to the Commitment described in Section 2.1.1, and agrees to make Canadian Loans pursuant to the Commitment described in Section 2.1.2.

      SECTION II.1.1. U.S. Loans. From time to time on any Business Day occurring prior to the Commitment Termination Date, the Lender will make loans of any type denominated in U.S. Dollars (its "U.S. Loans") to the Borrower equal to the aggregate amount of the Borrowing requested by the Borrower to be made on such day. On the terms and subject to the conditions hereof, the Borrower may from time to time borrow, prepay and reborrow U.S. Loans.

      SECTION II.1.2. Canadian Loans. From time to time on any Business Day occurring prior to the Commitment Termination Date, the Lender will make LIBO Rate Loans denominated in Canadian Dollars (its "Canadian Loans") to the Borrower equal to the aggregate amount of the Borrowing requested by the Borrower to be made on such Business Day. On the terms and subject to the conditions hereof, the Borrower may from time to time borrow, prepay and reborrow Canadian Loans.

      SECTION II.2. Lender Not Permitted or Required To Make Credit Extensions. The Lender shall not be permitted or required to make any Credit Extension if, after giving effect thereto, the Outstanding Amount would exceed the lesser of (a) the Commitment Amount and (b) the Borrowing Base Amount.

      SECTION II.3. Reduction of Commitment Amount. The Borrower may, from time to time on any Business Day occurring after the time of the initial Borrowing hereunder, voluntarily reduce the Commitment Amount; provided, however, that all such reductions shall require at least thirty Business Days' prior notice to the Lender and be permanent, and any partial reduction of the Commitment Amount shall be in a minimum amount equal to the U.S. Dollar Equivalent of U.S.$500,000 and in an integral multiple equal to the U.S. Dollar Equivalent of U.S.$100,000.

      SECTION II.4. Borrowing Procedure. Credit Extensions shall be requested by the Borrower and made by the Lender in accordance with this Section.

      SECTION II.4.1. Canadian Loans. By delivering a Borrowing Request to the Lender at or before 10:00 a.m. (San Francisco, California time) on a Business Day, the Borrower may from time to time irrevocably request a Borrowing of Canadian Loans, which shall be made as LIBO Rate Loans, in a minimum integral amount of Cdn $500,000 and an integral multiple of Cdn $100,000, or in the unused amount of the Commitment. Each Borrowing Request shall be delivered not more than five Business Days and not less than three Business Days prior to the date of the Borrowing requested thereby. On the terms and subject to the conditions of this Agreement, each Borrowing of Canadian Loans shall be comprised of LIBO Rate Loans denominated in Canadian Dollars, and shall be made on the Business Day, specified in such Borrowing Request. At or before 11:00 a.m. (San Francisco, California time) on such Business Day, the Lender shall make funds in an amount equal to the requested Borrowing available to the Borrower by wire transfer to the accounts the Borrower shall have specified in its Borrowing Request.

      SECTION II.4.2. U.S. Loans. By delivering a Borrowing Request to the Lender at or before 10:00 a.m. (San Francisco, California time) on a Business Day, the Borrower may from time to time irrevocably request a Borrowing of U.S. Loans, which may be made as LIBO Rate Loans in a minimum integral amount of U.S. $500,000 and an integral multiple of U.S. $100,000 or as Base Rate Loans in a minimum amount of U.S. $500,000 and an integral multiple of U.S. $100,000 or, in either case, in the unused amount of the Commitment. Each Borrowing Request shall be delivered not more than five Business Days and not less than one Business Day (or, if the U.S. Loans requested thereby are LIBO Rate Loans, not less than three Business Days) prior to the date of the Borrowing requested thereby. On the terms and subject to the conditions of this Agreement, each Borrowing shall be comprised of the type of U.S. Loans, and shall be made on the Business Day, specified in such Borrowing Request. At or before 11:00 a.m. (San Francisco, California time) on such Business Day, the Lender shall make funds in an amount equal to the requested Borrowing available to the Borrower by wire transfer to the accounts the Borrower shall have specified in its Borrowing Request.

      SECTION II.5. Continuation and Conversion Elections. By delivering a Continuation/Conversion Notice to the Lender at or before 10:00 a.m. (San Francisco, California time) on a Business Day, the Borrower may from time to time irrevocably elect, on not less than three nor more than five Business Days' notice that all, or any portion in an aggregate minimum amount of U.S. $500,000 (or the U.S. Dollar Equivalent thereof) and an integral multiple of U.S. $100,000 (or the U.S. Dollar Equivalent thereof), of any Loans be, in the case of Base Rate Loans, converted into LIBO Rate Loans or, in the case of LIBO Rate Loans, continued as LIBO Rate Loans or on not less than one nor more than five Business Days' notice that all, or any portion in an aggregate minimum amount of U.S. $500,000 (or the U.S. Dollar Equivalent thereof) and an integral multiple of U.S. $100,000 (or the U.S. Dollar Equivalent thereof), of any Loans be, in the case of LIBO Rate Loans, converted into Base Rate Loans (in the absence of delivery of a Continuation/ Conversion Notice with respect to any LIBO Rate Loans at least three Business Days before the last day of the then current Interest Period with respect thereto, such LIBO Rate Loans shall, on such last day, automatically convert into Base Rate Loans); provided, however, that no portion of the outstanding principal amount of any Loans may be continued as, or be converted into, LIBO Rate Loans when any Default has occurred and is continuing.

      SECTION II.6. Funding of LIBO Rate Loans. The Lender may, if it so elects, fulfill its obligation to make, continue or convert LIBO Rate Loans hereunder by causing one of its foreign branches or Affiliates (or an international banking facility accepted by the Lender) to make or maintain such LIBO Rate Loan; provided, however, that such LIBO Rate Loan shall nonetheless be deemed to have been made and to be held by the Lender, and the obligation of the Borrower to repay such LIBO Rate Loan shall nevertheless be to the Lender for the account of such foreign branch, Affiliate or international banking facility. In addition, the Borrower hereby consents and agrees that, for purposes of any determination to be made for purposes of Sections 4.1, 4.2, 4.3, or 4.4, it shall be conclusively assumed that the Lender elected to fund all LIBO Rate Loans by purchasing deposits in the relevant Currency in its LIBOR Office's interbank eurodollar market. Notwithstanding the provisions of Sections 4.6 and 4.7, the Borrower shall not be obligated to reimburse the Lender for any increased capital costs or Taxes if and to the extent that such increased capital costs or Taxes arise solely as a result of the exercise by the Lender of the election referred to in this Section.

      SECTION II.7. Note. The Lender's Loans under its Commitment shall be evidenced by a Note payable to the order of the Lender, in a minimum stated principal amount denominated in U.S. Dollars equal to the original Commitment Amount. The Borrower hereby irrevocably authorizes the Lender to make (or cause to be made) appropriate notations on the grid attached to the Lender's Note (or on any continuation of any such grid), which notations, if made, shall evidence, inter alia, the date of, the outstanding principal of, and the interest rate and Interest Period applicable to the Loans evidenced thereby, and whether such Loans are denominated in U.S. Dollars or Canadian Dollars. Such notations shall be conclusive and binding on the Borrower and the Lender absent manifest error; provided, however, that the failure of the Lender to make any such notations shall not limit or otherwise affect any Obligations of the Borrower or any other Obligor.

      SECTION II.8. Renewal of the Commitment. Any term or provision of Article II to the contrary notwithstanding, the Borrower and the Lender hereby agree that:

           (a) At least fifteen but not more than sixteen months before the Stated Maturity Date then in effect (if the Commitment then remains in effect), the Borrower may, by delivery of a written request to the Lender, request that the Lender provide a new commitment to extend the then effective Stated Maturity Date for a period of exactly one additional year and establish a new "Stated Maturity Date" which shall be extended to the date which is one year from the "Stated Maturity Date" then in effect at the time of delivery of such written request; provided, however, that the Borrower may not request more than two such extensions.

           (b) Upon its receipt of such notification from the Borrower, the Lender may, in its sole and absolute discretion, agree to provide to the Borrower the extension described in the foregoing clause (a) (and thereby establish a new Stated Maturity Date which newly established date shall be the date which is exactly one year from the "Stated Maturity Date" then in effect at the time of delivery of such notification), and the Lender will, no later than 30 days prior to the date which is exactly one year prior to the "Stated Maturity Date" then in effect at the time of delivery of such notification, notify the Borrower of its approval or disapproval of such request.


                                 ARTICLE III

                 REPAYMENTS, PREPAYMENTS, INTEREST AND FEES

      SECTION III.1. Repayments and Prepayments. The Borrower shall repay in full the unpaid principal amount of each Loan upon the Stated Maturity Date therefor. Prior thereto, the Borrower

            (a) may, from time to time on any Business Day, make a voluntary prepayment, in whole or in part, of the outstanding principal amount of any Loans; provided, however, that

                 (i) no such prepayment of any LIBO Rate Loan may be made on any day other than the last day of the Interest Period for such Loan,

                 (ii) all such voluntary prepayments shall require at least three but no more than five Business Days' prior written notice to the Lender, and

                 (iii) all such voluntary partial prepayments shall be in an aggregate minimum amount equal to the U.S. Dollar Equivalent of U.S.$500,000 and an integral multiple equal to the U.S. Dollar Equivalent of U.S.$100,000;

            (b) shall, on each date when any reduction in the Commitment Amount shall become effective pursuant to Section 2.3, make a mandatory prepayment of all Loans equal to the excess, if any, of the aggregate, outstanding principal amount of all Loans over the lesser of (i) the Commitment Amount as so reduced and (ii) the then existing Borrowing Base Amount;

            (c) shall, upon three Business Days' written notice from the Lender, in the event that the Lender shall have determined at any time (including on each date of the making of any Credit Extension and on the date of a Continuation/Conversion Notice with respect to any Credit Extension or at any other time periodically) that the aggregate principal amount of all Credit Extensions outstanding (after converting all Credit Extensions denominated in Canadian Dollars to their U.S. Dollar Equivalent on such date of determination) was in excess of the lesser of

                 (i)  the Commitment Amount that was then in effect, and

                 (ii)  the Borrowing Base Amount that was then in effect,

      make a mandatory prepayment such that the U.S. Dollar Equivalent of the outstanding principal amount of all Credit Extensions does not exceed the lesser of (x) the Commitment Amount then in effect or (y) the Borrowing Base Amount then in effect; and

           (d) shall, immediately upon any acceleration of the Stated Maturity Date of any Loans pursuant to Section 8.2 or Section 8.3, repay all Loans, unless, pursuant to Section 8.3, only a portion of all Loans is so accelerated.

Each prepayment of any Loans made pursuant to this Section shall be without premium or penalty, except as may be required by Section 4.4. No voluntary prepayment of principal of any Loans shall cause a reduction in the Commitment Amount.

      SECTION III.2. Interest Provisions. Interest on the outstanding principal amount of all Loans shall accrue and be payable in accordance with this Section 3.2.

      SECTION III.2.1. Rates. Pursuant to an appropriately delivered Borrowing Request or Continuation/Conversion Notice, the Borrower may elect that Loans comprising a Borrowing accrue interest at a rate per annum:

           (a) on that portion of U.S. Loans maintained from time to time as a Base Rate Loan, equal to the sum of the Alternate Base Rate from time to time in effect plus a margin of 1%; and

           (b) on that portion of Loans maintained as a LIBO Rate Loan, during each Interest Period applicable thereto, equal to the sum of the LIBO Rate (Reserve Adjusted) applicable to the relevant Currency for such Interest Period plus a margin of 1.5%.

      All LIBO Rate Loans shall bear interest from and including the first day of the applicable Interest Period to (but not including) the last day of such Interest Period at the interest rate determined as applicable to such LIBO Rate Loan.


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



      SECTION III.2.2. Post-Maturity Rates. After the date any principal amount of any Loan is due and payable (whether on the Stated Maturity Date, upon acceleration or otherwise), or after any other monetary Obligation of the Borrower shall have become due and payable, the Borrower shall pay, but only to the extent permitted by law, interest (after as well as before judgment) on such amounts (in the applicable Currency) at a rate per annum equal to the sum of (a) the Alternate Base Rate, plus (b) the applicable margin for such Loan pursuant to Section 3.2.1 plus (c) a margin of 2%.

      SECTION III.2.3. Payment Dates. Interest accrued on each Loan shall be payable, without duplication:

           (a) on the Stated Maturity Date therefor;

           (b) on the date of any payment or prepayment, in whole or in part, of principal outstanding on such Loan;

           (c) with respect to Base Rate Loans, on each Monthly Payment Date occurring after the Effective Date;

           (d) with respect to LIBO Rate Loans, the last day of each applicable Interest Period (and, if such Interest Period shall exceed 90 days, on the 90th day of such Interest Period);

           (e) with respect to any Base Rate Loans converted into LIBO Rate Loans on a day when interest would not otherwise have been payable pursuant to clause (c), on the date of such conversion; and

           (f) on that portion of any Loans the Stated Maturity Date of which is accelerated pursuant to Section 8.2 or Section 8.3, immediately upon such acceleration.

Interest accrued on Loans or other monetary Obligations arising under this Agreement or any other Loan Document after the date such amount is due and payable (whether on the Stated Maturity Date, upon acceleration or otherwise) shall be payable upon demand.

      SECTION III.2.4.  Interest Act Provision.

           (a) For the purposes of the Interest Act (Canada), whenever interest payable pursuant to this Agreement is calculated with respect to any monetary Obligation relating to Canadian Loans on the basis of a period other than a calendar year (the "Calculation Period"), each rate of interest determined pursuant to such calculation expressed as an annual rate is equivalent to such rate as so determined, multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by the number of days in the Calculation Period.

           (b) The principal of deemed reinvestment of interest with respect to any monetary Obligation relating to Canadian Loans shall not apply to any interest calculation under this Agreement.

           (c) The rates of interest with respect to any monetary Obligation relating to Canadian Loans stipulated in this Agreement are intended to be nominal rates and not effective rates or yields.

      SECTION III.3. Judgment Currency. The Obligations of the Borrower and each other Obligor in respect of any sum due to the Lender hereunder, under the Notes or any other Loan Document shall, notwithstanding any judgment in a currency (the "Judgment Currency") other than the currency in which such sum was originally denominated (the "Original Currency"), be discharged only to the extent that on the Business Day following receipt by the Lender of any sum adjudged to be so due in the Judgment Currency, the Lender, in accordance with normal banking procedures, purchases the Original Currency with the Judgment Currency. If the amount of Original Currency so purchased is less than the sum originally due to the Lender, the Borrower agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Lender against such loss, and if the amount of Original Currency so purchased exceeds the sum originally due to the Lender, the Lender agrees to remit such excess to the Borrower.

      SECTION III.4. Commitment Fee. The Borrower agrees to pay to the Lender, for the period (including any portion thereof when its Commitment is suspended by reason of the Borrower's inability to satisfy any condition of Article V) commencing on the Effective Date and continuing through the final Commitment Termination Date, a commitment fee at the rate of 1/2 of 1% per annum on the sum of the average daily unused portion of the Commitment Amount. Such commitment fees shall be payable by the Borrower in arrears on each Monthly Payment Date, commencing with the first such day following the Effective Date, and on the

Commitment Termination Date.  All such fees shall be non-refundable.

                                 ARTICLE IV

                     CERTAIN LIBO RATE AND OTHER PROVISIONS

      SECTION IV.1. LIBO Rate Lending Unlawful. If the Lender shall determine (which determination shall, upon notice thereof to the Borrower, be conclusive and binding on the Borrower) that the introduction of or any change in or in the interpretation of any law makes it unlawful, or any central bank or other governmental authority asserts that it is unlawful, for the Lender to make, continue or maintain any Loan as, or to convert any Loan into, a LIBO Rate Loan of a certain type, the obligations of the Lender to make, continue, maintain or convert any such Loans shall, upon such determination, forthwith be suspended until the Lender shall notify the Borrower that the circumstances causing such suspension no longer exist, and all LIBO Rate Loans of such type shall automatically convert into Base Rate Loans at the end of the then current Interest Periods with respect thereto or sooner, if required by such law or assertion.

      SECTION IV.2. Deposits Unavailable. If the Lender shall have determined that

           (a) deposits in the applicable Currency, in the relevant amount and for the relevant Interest Period are not available to the Lender in its relevant market; or

           (b) by reason of circumstances affecting the Lender's relevant market, adequate means do not exist for ascertaining the interest rate applicable hereunder to LIBO Rate Loans of such type,

then, upon notice from the Lender to the Borrower, the obligations of the Lender under Section 2.4 and Section 2.5 to make or continue any Loans as, or to convert any Loans into, LIBO Rate Loans of such type shall forthwith be suspended until the Lender shall notify the Borrower that the circumstances causing such suspension no longer exist.

      SECTION IV.3. Increased LIBO Rate Loan Costs, etc. The Borrower agrees to reimburse the Lender for any increase in the cost to the Lender of, or any reduction in the amount of any sum receivable by the Lender in respect of, making, continuing or maintaining (or of its obligation to make, continue or maintain) any Loans as, or of converting (or of its obligation to convert) any Loans into, LIBO Rate Loans. The Lender shall promptly notify the Borrower in writing of the occurrence of any such event, such notice to state, in reasonable detail, the reasons therefor and the additional amount required fully to compensate the Lender for such increased cost or reduced amount. Such additional amounts shall be payable by the Borrower to the Lender within five days of its receipt of such notice, and such notice shall, in the absence of manifest error, be conclusive and binding on the Borrower.

      SECTION IV.4. Funding Losses. In the event the Lender shall incur any loss or expense (including any loss or expense incurred by reason of the liquidation or reemployment of deposits or other funds acquired by the Lender to make, continue or maintain any portion of the principal amount of any Loan as, or to convert any portion of the principal amount of any Loan into, a LIBO Rate Loan as a result of

           (a) any conversion or repayment or prepayment of the principal amount of any LIBO Rate Loans on a date other than the scheduled last day of the Interest Period applicable thereto, whether pursuant to Section
      3.1 or otherwise;

           (b) any Loans not being made as LIBO Rate Loans in accordance with the Borrowing Request therefor; or

           (c) any Loans not being continued as, or converted into, LIBO Rate Loans in accordance with the Continuation/Conversion Notice therefor,

then, upon the written notice of the Lender to the Borrower, the Borrower shall, within five days of its receipt thereof, pay to the Lender such amount as will (in the reasonable determination of the Lender) reimburse the Lender for such loss or expense. Such written notice (which shall include calculations in reasonable detail) shall, in the absence of manifest error, be conclusive and binding on the Borrower.

      SECTION IV.5. Increased Capital Costs. If any Change in Law after the Effective Date affects or would affect the amount of capital required or expected to be maintained by the Lender or any Person controlling the Lender, and the Lender determines (in its sole and absolute discretion) that the rate of return on its or such controlling Person's capital as a consequence of its Commitment or the Loans made by the Lender is reduced to a level below that which such Lender or such controlling Person could have achieved but for the occurrence of any such circumstance, then, in any such case upon notice from time to time by the Lender to the Borrower, the Borrower shall immediately pay directly to the Lender additional amounts sufficient to compensate the Lender or such controlling Person for such reduction in rate of return; provided, however, that (x) the Borrower shall not be required to compensate the Lender or such controlling Person for amounts arising solely as a result of, or to the extent such amounts are in respect of, the Lender's delay in complying with any such Change in Law and (y) the Borrower shall not be required to compensate the Lender or such controlling Person for increased costs which the Lender does not pass on to substantially all of its customers to whom the Lender is, by agreement, entitled to pass on such costs. A statement of the Lender as to any such additional amount or amounts (including calculations thereof in reasonable detail) shall, in the absence of manifest error, be conclusive and binding on the Borrower. In determining such amount, the Lender may use any method of averaging and attribution that it (in its sole and absolute discretion) shall deem applicable.

      SECTION IV.6. Taxes. All payments by the Borrower of principal of, and interest on, the Loans and all other amounts payable hereunder shall be made free and clear of and without deduction for any present or future income, excise, stamp or franchise taxes and other taxes, fees, duties, withholdings or other charges of any nature whatsoever, and all interest, penalties and liabilities with respect thereto, imposed by any taxing authority, but excluding franchise taxes and taxes imposed on or measured by the Lender's net income or net receipts by reason of a connection between the Lender and the relevant taxing jurisdiction (other than a connection arising solely from the Lender having executed, delivered, performed its obligations or received any payment under, or enforced any right arising in connection with, this Agreement or any related transaction) (such non-excluded items being called "Taxes"). In the event that any withholding or deduction from any payment to be made by the Borrower hereunder is required in respect of any Taxes pursuant to any applicable law, rule or regulation, then the Borrower will

           (a) pay directly to the relevant authority the full amount required to be so withheld or deducted;

           (b) promptly forward to the Lender an official receipt or other documentation satisfactory to the Lender evidencing such payment to such authority; and

           (c) pay to the Lender such additional amount or amounts as is necessary to ensure that the net amount actually received by the Lender will equal the full amount the Lender would have received had no such withholding or deduction been required.

      If the Lender is required by law at any time to pay any Taxes or make any payment on account of Taxes on, in relation to or calculated by reference to any sum received or receivable in connection with the Loans or any other amount payable hereunder, or any liability for Taxes in respect of any such sum is imposed, levied or assessed against the Lender, then the Borrower will indemnify the Lender for the full amount of Taxes (including

Taxes attributable to any payment on account of such indemnification and any interest, penalties and costs with respect to any such Taxes) actually (or, in the event such Taxes are directly paid by the Borrower, deemed) paid by the Lender, whether or not such Taxes were correctly or legally asserted. Such indemnification shall be made within 30 days of the demand of the Lender therefor. In the event that the Borrower makes any payment of Taxes in connection with any such indemnification, the Borrower shall promptly forward to the Lender an official receipt or other documentation satisfactory to the Lender evidencing such payment to the applicable taxing authority.

      If the Borrower fails to pay any Taxes when due to the appropriate taxing authority or fails to remit to the Lender the required receipts or other required documentary evidence, the Borrower shall indemnify the Lender for any incremental Taxes, interest or penalties that may become payable by the Lender as a result of any such failure.

      The Lender shall, on or prior to the Effective Date, and at such times as reasonably requested by the Borrower, deliver to the Borrower one or more United States Internal Revenue Service Form 4224 (or successor forms or such other forms), appropriately completed, to establish that payments to the Lender in the then current taxable year of the Lender are exempt from withholding or deduction of Taxes.

     If the Lender fails to deliver to the Borrower the appropriate form in accordance with the immediately preceding sentence, other than as a result of a change in law, then the Lender shall not be entitled to indemnification under this Section with respect to U.S. withholding taxes that the Borrower is required to pay in accordance with clause (a) above, and the Borrower shall not be required to pay any additional amount in respect of such U.S. withholding taxes to the Lender pursuant to clause (c) of this Section.

     SECTION IV.7. Payments, Computations, etc.IV.7. Payments, Computations, etc. All payments by the Borrower pursuant to this Agreement, the Note or any other Loan Document shall be made by the Borrower to the Lender, without setoff, deduction or counterclaim, not later than 11:00 a.m. San Francisco, California time, on the date due, in same day or immediately available funds, to such account as the Lender shall specify from time to time by notice to the Borrower. Funds received after that time shall be deemed to have been received by the Lender on the next succeeding Business Day. All interest and fees shall be computed on the basis of the actual number of days (including the first day but excluding the last day) occurring during the period for which such interest or fee is payable over a year comprised of 360 days (or, in the case of interest on a Base Rate Loan, 365 days or, if appropriate, 366 days). Whenever any payment to be made shall otherwise be due on a day which is not a Business Day, such payment shall (except as otherwise required by clause (iii) of the proviso to the definition of the term "Interest Period" with respect to LIBO Rate Loans) be made on the next succeeding Business Day and such extension of time shall be included in computing interest and fees, if any, in connection with such payment.

      SECTION IV.8. Setoff. The Lender shall, upon the occurrence of any Default described in clauses (a) through (d) of Section 8.1.9 or upon the occurrence of any other Event of Default and the declaration by the Lender pursuant to Section 8.3 that all or any portion of the Loans and other Obligations shall be due and payable, have the right to appropriate and apply to the payment of the Obligations owing to it (whether or not then due), and (as security for such Obligations) the Borrower hereby grants to the Lender a continuing security interest in, any and all balances, credits, deposits, accounts or moneys of the Borrower then or thereafter maintained with the Lender. The Lender agrees promptly to notify the Borrower after any such setoff and application made by the Lender; provided, however, that the failure to give such notice shall not affect the validity of such setoff and application. The rights of the Lender under this Section are in addition to other rights and remedies (including other rights of setoff under applicable law or otherwise) which the Lender may have.

      SECTION IV.9. Use of Proceeds. The Borrower shall apply the proceeds of each Borrowing in accordance with the fourth recital; without limiting the foregoing, no proceeds of any Credit Extension will be used to acquire any equity security of a class which is registered pursuant to Section 12 of the Securities Exchange Act of 1934 or any "margin stock", as defined in F.R.S. Board Regulation U.

                                  ARTICLE V

                        CONDITIONS TO CREDIT EXTENSIONS

      SECTION V.1. Initial Credit Extension. The obligation of the Lender to make the initial Credit Extension shall be subject to the prior or concurrent satisfaction of each of the conditions precedent set forth in this Section 5.1.

      SECTION V.1.1. Resolutions, etc. The Lender shall have received from the Borrower and each other Obligor a certificate, dated the date of the initial Credit Extension, of its Secretary or Assistant Secretary as to

           (a) resolutions of its Board of Directors then in full force and effect authorizing the execution, delivery and performance of this Agreement, the Note and each other Loan Document to be executed by it; and

           (b) the incumbency and signatures of those of its officers authorized to act with respect to this Agreement, the Note and each other Loan Document executed or to be executed by it,

upon which certificate the Lender may conclusively rely until it shall have received a further certificate of the Secretary of the Borrower or such other Obligor, as the case may be, canceling or amending such prior certificate.

      SECTION V.1.2. Delivery of Note. The Lender shall have received its Note duly executed and delivered by the Borrower.

      SECTION V.1.3. Payment of Outstanding Indebtedness, etc. All Indebtedness (including any portion of the intercompany Indebtedness owing by the Borrower to the Parent and outstanding as of the date of the initial Credit Extension) identified in Item 7.2.2(b) ("Indebtedness to be Paid") of the Disclosure Schedule, together with all interest, all prepayment premiums and other amounts due and payable with respect thereto, shall have been paid in full (including, to the extent necessary, from proceeds of the initial Credit Extension) and all commitments (other than in respect of intercompany Indebtedness owing by the Borrower to the Parent and permitted pursuant to clause (c) of Section 7.2.2), if any, in respect thereof shall have been terminated; and all Liens securing payment of any such Indebtedness shall have been released and the Lender shall have received all Uniform Commercial Code Form UCC-3 termination statements or other instruments as may be suitable or appropriate in connection therewith.

      SECTION V.1.4. Guarantees. The Lender shall have received (a) the Parent Guaranty, dated the date hereof, duly executed by Parent, (b) the Holdings Guaranty, dated the date hereof, duly executed by Holdings, (c) the Subsidiary Guaranty, dated the date hereof, duly executed by each Subsidiary Guarantor and
(d) the Preferred Shareholder Guaranty, dated the date hereof, duly executed by Vista Gold U.S. Inc.

      SECTION V.1.5. Pledge Agreements. The Lender shall have received (a) the Borrower Pledge Agreement, dated as of the date hereof, duly executed and delivered by the Borrower, together (i) with (i) the certificates evidencing all of the issued and outstanding shares of Capital Stock pledged pursuant to the Borrower Pledge Agreement, which certificates shall in each case be accompanied by undated stock powers duly executed in blank, and (ii) all Pledged Notes (as defined in such Pledge Agreement), if any, evidencing Indebtedness payable to the Borrower, duly endorsed to the order of the Lender and (b) the Obligor Pledge Agreement, dated as of the date hereof, duly executed and delivered by Holdings and each of the Borrower's Subsidiaries which in turn has any Subsidiaries of its own, together with (i) the certificates evidencing all of the issued and outstanding shares of Capital Stock pledged pursuant to the Obligor Pledge Agreement, which certificates shall in each case be accompanied by undated stock powers duly executed in blank, and (ii) all Pledged Notes (as defined in such Pledge Agreement), if any, evidencing Indebtedness payable to such Obligor (other than Holdings), in each case duly endorsed to the order of the Lender.

     SECTION V.1.6. Security Agreements. The Lender shall have received executed counterparts of the Borrower Security Agreement and the Subsidiary Security Agreement, each dated as of the date hereof, duly executed by the Borrower and each Subsidiary Guarantor, together with

           (a) acknowledgment copies of properly filed Uniform Commercial Code financing statements (Form UCC-1), dated a date reasonably near to the date of the initial Credit Extension, or such other evidence of filing as may be acceptable to the Lender, naming the Borrower or each Subsidiary Guarantor, as the case may be, as the debtor and the Lender as the secured party, or other similar instruments or documents, filed under the Uniform Commercial Code of all jurisdictions as may be necessary or, in the opinion of the Lender, desirable to perfect the security interest of the Lender pursuant to each such Security Agreement;

           (b) executed copies of proper Uniform Commercial Code Form UCC-3 termination statements, if any, necessary to release all Liens (other than Liens of the type described in clause (f) of the definition of "Permitted Lien", if any) and other rights of any Person

                 (i) in any collateral described in each such Security
            Agreement previously granted by any Person, or

                 (ii) securing any of the Indebtedness identified in Item
            7.2.2(b) ("Indebtedness to be Paid") of the Disclosure Schedule,

      together with such other Uniform Commercial Code Form UCC-3 termination statements as the Lender may reasonably request from such Obligors; and

           (c) certified copies of Uniform Commercial Code Requests for Information or Copies (Form UCC-11 or Form UCC-2), or a similar search report certified by a party acceptable to the Lender, dated a date reasonably near to the date of the initial Credit Extension, listing all effective financing statements which name the Borrower or any Subsidiary (in each case, under its present name and any previous names) as the debtor and which are filed in the jurisdictions in which filings were made pursuant to clause (a) above, together with copies of such financing statements (none of which (other than (x) those described in clause (a), if such Form UCC-11 or search report, as the case may be, is current enough to list such financing statements described in clause
      (a) and (y) those in respect of Liens of the type described in clause (f) of the definition of "Permitted Lien") shall cover any collateral described in any Security Agreement).

      SECTION V.1.7. Mortgages. The Lender shall have received counterparts of all Mortgages with respect to the Real Property identified in Item 5.1.7 ("Mortgaged Property") of the Disclosure Schedule, each dated as of the date hereof or as of a recent date thereto, duly executed by the appropriate Obligor, together with

           (a) evidence of the completion (or satisfactory arrangements for the completion) of all recordings and filings of such Mortgage as may be necessary or, in the reasonable opinion of the Lender, desirable effectively to create a valid, perfected first priority Lien against the properties purported to be covered thereby;

           (b) evidence of the title of the Borrower and Hycroft Lewis Mine, Inc. to such Real Property in the form of (i) the original and updated status reports of Erwin Thompson & Hascheff, dated five (5) days before the first Credit Extension, and (ii) a legal opinion of Erwin Thompson & Hascheff, dated the date of the initial Credit Extension and in form and substance satisfactory to the Lender and its legal counsel, which reports and legal opinion will show title of the Borrower and Hycroft Lewis Mine, Inc. in such Real Property satisfactory to the Lender and its legal counsel and that the Borrower and Hycroft Lewis Mine, Inc. have placed of record in the Offices of the Recorder of Humboldt and Pershing Counties, Nevada, the Office of the Secretary of State of the State of Nevada and the Office of the State Engineer of the Department of Conservation and Natural Resources of the State of Nevada such instruments, in form satisfactory to the Lender and its legal counsel, necessary to perfect the Lien and security interest granted by the Borrower and Hycroft Lewis Mine, Inc. in such Real Property and in the other Collateral described in (and as such term is defined in) such Mortgage; and

           (c) such other approvals, opinions, or documents as the Lender may reasonably request.

      SECTION V.1.8. Initial Borrowing Base Certificate. The Lender shall have received an initial Borrowing Base Certificate, executed and delivered by an Authorized Officer of the Borrower, setting forth, as of the date of the initial Credit Extension, computation of the Borrowing Base Amount, and the Lender shall have received a copy of the Borrower's monthly gold inventory report upon which the computation of the Borrowing Base Amount was based.

      SECTION V.1.9. Compliance Certificate. The Lender shall have received an initial Compliance Certificate on a pro forma basis as if the Credit Extension to be made on the date of the Initial Borrowing had occurred and as to such items therein as the Lender reasonably requests, dated the date of the initial Credit Extension, duly executed (and with all schedules thereto duly completed) and delivered by the chief executive, financial or accounting Authorized Officer of the Borrower.

      SECTION V.1.10. Process Agent Letter. The Lender shall have received a letter from CT Corporation Systems, in form and substance satisfactory to the Lender, dated on or prior to the date of the initial Credit Extension, whereby CT Corporation Systems acknowledges and accepts its appointment hereunder and under all other Loan Documents by each of the Parent, Holdings, the Borrower and each of the other Obligors as agent for service of process.

      SECTION V.1.11. Life of Mine Plan; Financial Information, etc. The Lender shall have received and be satisfied with its review of (a) the Life of Mine Plan, (b) a copy of the May 1996 audit of the Borrower's reserves and (c) a copy of the Borrower's current annual operating plan (which plan shall be on a per month basis).

      SECTION V.1.12. Master Subordination Agreement. The Lender shall have received counterparts of the Master Subordination Agreement, dated the date hereof, duly executed by each of the parties thereto.

      SECTION V.1.13. Opinions of Counsel. The Lender shall have received opinion letters in form and substance satisfactory to the Lender and its legal counsel, each dated the date of the initial Credit Extension and addressed to the Lender, from

           (a)  Ladner Downs, Canadian counsel to the Parent, and

           (b)  Erwin Thompson & Hascheff, Nevada counsel to the Obligors.

      SECTION V.1.14. Closing Fees, Expenses, etc. The Lender shall have received all fees, costs and expenses due and payable pursuant to Sections 3.4 and 9.3, if then invoiced.

      SECTION V.2.  All Credit Extensions. The obligation of the

Lender to make any Credit Extension (including the initial
Credit Extension) shall be subject to the satisfaction of each of the conditions precedent set forth in this Section 5.2.

      SECTION V.2.1. Compliance with Warranties, No Default, etc. Both before and after giving effect to any Credit Extension (but, if any Default of the nature referred to in Section 8.1.5 shall have occurred with respect to any other Indebtedness, without giving effect to the application, directly or indirectly, of the proceeds thereof) the following statements shall be true and correct

           (a) the representations and warranties set forth in Article VI (excluding, however, those contained in Section 6.7), Article III of each Guaranty, Article III of each Pledge Agreement, Article III of each Security Agreement, Article I of each Mortgage and Section 10 of the Master Subordination Agreement shall be true and correct with the same effect as if then made (unless stated to relate solely to an early date, in which case such representations and warranties shall be true and correct as of such earlier date);

           (b) except as disclosed by the Borrower to the Lender pursuant to
      Section 6.7

                 (i) no labor controversy, litigation, arbitration or
            governmental investigation or proceeding shall be pending or, to the knowledge of the Borrower, threatened against the Parent, Holdings, the Borrower or any of its Subsidiaries which might reasonably be expected to have a Material Adverse Effect, and

                 (ii) no material adverse development shall have occurred in any labor controversy, litigation, arbitration or governmental investigation or proceeding disclosed pursuant to Section 6.7 which might reasonably be expected to have a Material Adverse Effect; and

           (c) no Default or Event of Default shall have then occurred and be continuing, and neither the Parent, Holdings, the Borrower, any other Obligor, nor any Subsidiary is in material violation of any law or governmental regulation or court order or decree; and

           (d) the Outstanding Amount will not exceed the Borrowing Base
      Amount.

      SECTION V.2.2. Borrowing Request. The Lender shall have received a Borrowing Request for such Credit Extension. Each of the delivery of a Borrowing Request and the acceptance by the


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


Borrower of the proceeds of such Credit Extension shall constitute a representation and warranty by the Borrower that on the date of such Credit Extension (both immediately before and after giving effect to such Credit Extension and the application of the proceeds thereof) the statements made in
Section 5.2.1 are true and correct.

      SECTION V.2.3. Satisfactory Legal Form. All documents executed or submitted pursuant hereto by or on behalf of the Parent, Holdings, the Borrower or any of its Subsidiaries or any other Obligors shall be satisfactory in form and substance to the Lender and its counsel; the Lender and its counsel shall have received all information, approvals, opinions, documents or instruments as the Lender or its counsel may reasonably request.


                                  ARTICLE VI

                         REPRESENTATIONS AND WARRANTIES

      In order to induce the Lender to enter into this Agreement and to make Credit Extensions hereunder, the Borrower represents and warrants unto the Lender as set forth in this Article VI.

      SECTION VI.1. Organization, etc. Each of the Parent, Holdings, the Borrower and each Subsidiary is a corporation validly organized and existing and in good standing under the laws of the jurisdiction of its incorporation, is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the nature of its business requires such qualification, and has full power and authority and holds all requisite governmental licenses, permits and other approvals to enter into and perform its Obligations under this Agreement, the Note and each other Loan Document to which it is a party and to own and hold under lease its property and to conduct its business substantially as currently conducted by it.

      SECTION VI.2. Due Authorization, Non-Contravention, etc. The execution, delivery and performance by the Borrower of this Agreement, the Note and each other Loan Document executed or to be executed by it, and the execution, delivery and performance by the Parent and Holdings and each other Obligor of each Loan Document executed or to be executed by it, are within the Borrower's and each such other Obligor's corporate powers, have been duly authorized by all necessary corporate action, and do not

           (a) contravene the Borrower's or any such Obligor's Organic
      Documents;

           (b) contravene any contractual restriction, law or governmental regulation or court decree or order binding on or affecting the Borrower or any such Obligor; or

           (c) result in, or require the creation or imposition of, any Lien on any of the Borrower's or any such Obligor's properties.

      SECTION VI.3. Government Approval, Regulation, etc. No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body or other Person is required for the due execution, delivery or performance by the Borrower, the Parent, Holdings or any other Obligor of this Agreement, the Note or any other Loan Document to which it is a party, except for those relating to filings and recordings required to perfect or maintain perfection of the Liens granted pursuant to the Loan Documents. Neither the Parent, Holdings, the Borrower nor any of its Subsidiaries is an "investment company" within the meaning of the Investment Company Act of 1940, as amended, or a "holding company", or a "subsidiary company" of a "holding company", or an "affiliate" of a "holding company" or of a "subsidiary company" of a "holding company", within the meaning of the Public Utility Holding Company Act of 1935, as amended.

      SECTION VI.4. Validity, etc. This Agreement constitutes, and the Note and each other Loan Document executed by the Borrower will, on the due execution and delivery thereof, constitute, the legal, valid and binding obligations of the Borrower enforceable in accordance with their respective terms; and each Loan Document executed pursuant hereto by the Parent and Holdings and each other Obligor will, on the due execution and delivery thereof by such Obligor, be the legal, valid and binding obligation of such Obligor enforceable in accordance with its terms.

      SECTION VI.5. Financial Information. The balance sheets of the Parent and the Borrower and each of its Subsidiaries as at December 31, 1996, and the related statements of earnings and changes in cash resources of the Parent and the Borrower and each of its Subsidiaries, copies of which have been furnished to the Lender, have been prepared in accordance with GAAP consistently applied, and present fairly the consolidated financial condition of the corporations covered thereby as at the dates thereof and the results of their operations for the periods then ended.

      SECTION VI.6. No Material Adverse Change. Since the date of the financial statements described in Section 6.5, there has been no Material Adverse Change.

      SECTION VI.7. Litigation, Labor Controversies, etc. There is no pending or, to the knowledge of the Borrower, threatened litigation, action, proceeding or labor controversy affecting the Borrower or any of its Subsidiaries, or any of their respective properties, assets or revenues, which might reasonably be expected to have a Material Adverse Effect, except as disclosed in Item 6.7 ("Litigation") of the Disclosure Schedule attached hereto.

      SECTION VI.8. Subsidiaries. The Borrower has no Subsidiaries, except those Subsidiaries

           (a) which are identified in Item 6.8 ("Existing Subsidiaries") of the Disclosure Schedule attached hereto; or

           (b) which are permitted to have been acquired in accordance with
      Section 7.2.5 or 7.2.10.

      SECTION VI.9. Ownership of Properties. Subject to the paramount title of the United States in and to any of the unpatented mining claims which comprise the Hycroft Mine, the Borrower and each of its Subsidiaries owns good and marketable title to all of their respective properties and assets, real and personal, tangible and intangible, of any nature whatsoever (including patents, trademarks, trade names, service marks and copyrights), free and clear of all Liens, charges or claims (including infringement claims with respect to patents, trademarks, copyrights and the like) except as permitted pursuant to
Section 7.2.3.

      SECTION VI.10. Taxes. Each of the Parent, Holdings, the Borrower and each Subsidiary has filed all tax returns and reports required by law to have been filed by it and has paid all taxes and governmental charges thereby shown to be owing, except any such taxes or charges which are being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on its books.

      SECTION VI.11. Pension and Welfare Plans. During the twelve-consecutive-month period prior to the date of the execution and delivery of this Agreement and prior to the date of any Credit Extension hereunder, no steps have been taken to terminate any Pension Plan, and no contribution failure has occurred with respect to any Pension Plan sufficient to give rise to a Lien under section 302(f) of ERISA. No condition exists or event or transaction has occurred with respect to any Pension Plan which might result in the incurrence by the Borrower or any member of the Controlled Group of any material liability, fine or penalty. Except as disclosed in Item 6.11 ("Employee Benefit Plans") of the Disclosure Schedule, neither the Borrower nor any member of the Controlled Group has any contingent liability with respect to any post-retirement benefit under a Welfare Plan, other than liability for continuation coverage described in Part 6 of Title I of ERISA.

      SECTION VI.12.  Environmental Warranties. Except as set forth in Item
6.12 ("Environmental Matters") of the Disclosure Schedule:

            (a) all facilities and property (including underlying groundwater) owned or leased by the Borrower or any Subsidiary have been, and continue to be, owned or leased by the Borrower or such Subsidiary in material compliance with all Environmental Laws;

            (b)  there have been no past, and there are no pending or threatened

                 (i) claims, complaints, notices or requests for information received by the Borrower or any of its Affiliates with respect to any alleged violation of any Environmental Law by the Borrower or any Subsidiary, or

                 (ii) complaints, notices or inquiries to the Borrower or any of its Affiliates regarding potential liability of the Borrower or any Subsidiary under any Environmental Law;

            (c) there have been no Releases of Hazardous Materials at, on or under any property now or previously owned or leased by the Borrower or any Subsidiary that, singly or in the aggregate, have, or might reasonably be expected to have, a Material Adverse Effect;

            (d) each of the Borrower and each Subsidiary has been issued, or has applied for, and is in material compliance with, all permits, certificates, approvals, licenses and other authorizations relating to environmental matters and necessary or desirable for its businesses;

            (e) no property now or previously owned or leased by the Borrower or any Subsidiary is listed or proposed for listing (with respect to owned property only) on the National Priorities List pursuant to CERCLA, on the CERCLIS or on any similar state list of sites requiring investigation or clean-up;

           (f) there are no underground storage tanks, active or abandoned, including petroleum storage tanks, on or under any property now or previously owned or leased by the Borrower or any Subsidiary that, singly or in the aggregate, have, or might reasonably be expected to have, a Material Adverse Effect;

           (g) neither the Borrower nor any Subsidiary has directly transported or directly arranged for the transportation of any Hazardous Material to any location which is listed or proposed for listing on the National Priorities List pursuant to CERCLA, on the CERCLIS or on any similar state list or which is the subject of federal, state or local enforcement actions or other investigations which may lead to material claims against the Borrower or such Subsidiary for any remedial work, damage to natural resources or personal injury, including claims under CERCLA;

           (h) there are no polychlorinated biphenyls or friable asbestos present at any property now or previously owned or leased by the Borrower or any Subsidiary that might, singly or in the aggregate, have, or might reasonably be expected to have, a Material Adverse Effect; and

           (i) no conditions exist at, on or under any property now or previously owned or leased by the Borrower or any Subsidiary which, with the passage of time, or the giving of notice or both, would give rise to liability under any

      SECTION VI.13. Capitalized Lease Liabilities. On the Effective Date, neither the Borrower nor any of its Subsidiaries has any Capitalized Lease Liabilities other than those Capitalized Lease Liabilities which are identified in Item 6.13 ("Capitalized Lease Liabilities") of the Disclosure Schedule attached hereto.

      SECTION VI.14. Regulations G, U and XVI.14. Neither the Parent, the Borrower, nor any Subsidiary is engaged in the business of extending credit for the purpose of purchasing or carrying margin stock, and no proceeds of any Credit Extensions will be used for a purpose which violates, or would be inconsistent with, F.R.S. Board Regulation G, U or X. Terms for which meanings are provided in F.R.S. Board Regulation G, U or X or any regulations substituted therefor, as from time to time in effect, are used in this Section with such meanings.

      SECTION VI.15. Royalties, etc. Except asdisclosed in Item 6.15 ("Schedule of Royalties") of the Disclosure Schedule, neither the Hycroft Mine nor any portion thereof (nor any interest of the Borrower or any Affiliate of the Borrower therein) is subject to any royalty, net smelter return obligation, net profit payment or similar payment obligation or arrangement.

      SECTION VI.16. Accuracy of Information. All factual information heretofore or contemporaneously furnished by or on behalf of the Borrower or any other Obligor in writing to the Lender for purposes of or in connection with this Agreement or any transaction contemplated hereby is, and all other such factual information hereafter furnished by or on behalf of the



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




Borrower and each other Obligor to the Lender will be, true and accurate in every material respect on the date as of which such information is dated or certified and as of the date of execution and delivery of this Agreement by the Lender, and such information is not, or shall not be, as the case may be, incomplete by omitting to state any material fact necessary to make such information not misleading.

                                 ARTICLE VII

                                  COVENANTS

     SECTION VII.1. Affirmative Covenants. The Borrower agrees with the Lender that, until the Commitment has terminated and all Obligations have been paid and performed in full, the Borrower will perform the obligations set forth in this Section 7.1.

     SECTION VII.1.1. Financial Information, Reports, Notices, etc. The Borrower will furnish, or will cause to be furnished, to the Lender copies of the following financial statements, reports, notices and information:

           (a) as soon as available and in any event within 60 days after the end of each of the first three Fiscal Quarters of each Fiscal Year of the Parent, (i) an unaudited consolidated balance sheet of (x) the Parent and its Subsidiaries and (y) the Borrower and its Subsidiaries, in each case as of the end of such Fiscal Quarter and (ii) unaudited consolidated statements of earnings and changes in cash resources of (x) the Parent and its Subsidiaries and (y) the Borrower and its Subsidiaries, in each case for such Fiscal Quarter and for the period commencing at the end of the previous Fiscal Year and ending with the end of such Fiscal Quarter, in each case certified by the chief financial Authorized Officer of the Parent or of the Borrower, as the case may be;

           (b) as soon as available and in any event within 120 days after the end of each Fiscal Year of the Parent, (i) a copy of the annual audit report for such Fiscal Year for the Parent and its Subsidiaries, including therein an audited consolidated balance sheet of the Parent and its Subsidiaries as of the end of such Fiscal Year and audited consolidated statements of earnings and changes in cash resources of the Parent and its Subsidiaries for such Fiscal Year, in each case certified (without any Impermissible Qualification) in a manner acceptable to the Lender by Cooper's & Lybrand or other independent public accountants acceptable to the Lender, together with a certificate from the chief financial Authorized Officer of the Borrower containing a computation of, and showing compliance with, the financial covenant contained in Section 7.2.4 and to the effect that he has not become aware of any Default or Event of Default that has occurred and is continuing, or, if he has become aware of such Default or Event of Default, describing such Default or Event of Default and the steps, if any, being taken to cure it and (ii) an unaudited consolidated balance sheet of the Borrower and its Subsidiaries as of the end of such Fiscal Year and an unaudited consolidated statements of earnings and changes in cash resources of the Borrower and its Subsidiaries for such Fiscal Year; provided, however, that in the event the Lender shall at any time have determined, in its sole and absolute discretion, that a material change has occurred with respect to the Parent such that the Lender would prefer to receive audited consolidated financial statements of the Borrower and its Subsidiaries, the Lender shall so notify the Borrower no later than 30 days prior to the end of such Fiscal Year and the Borrower shall furnish, or cause to be furnished to the Lender, as soon as possible and in any event within 90 days after the end of such Fiscal Year, a copy of an annual audit report for such Fiscal Year for the Borrower and its Subsidiaries, including therein an audited consolidated balance sheet of the Borrower and its Subsidiaries as of the end of such Fiscal Year and audited consolidated statements of earnings and changes in cash resources of the Borrower and its Subsidiaries for such Fiscal Year, in each case certified (without any Impermissible Qualification) in a manner acceptable to the Lender by Cooper's & Lybrand or other independent public accountants acceptable to the Lender, together with a certificate from the chief financial Authorized Officer of the Borrower containing a computation of, and showing compliance with, the financial covenant contained in Section 7.2.4 and to the effect that he has not become aware of any Default or Event of Default that has occurred and is continuing, or, if he has become aware of such Default or Event of Default, describing such Default or Event of Default and the steps, if any, being taken to cure it;

           (c) as soon as available and in any event within 21 days after the end of each month, and at any other time as the Lender may from time to time request immediately following such request (and, in any event, no later than three Business Days following such request), a Borrowing Base Certificate, together with the Borrower's monthly gold inventory report upon which the computation of the Borrowing Base Amount (as set forth in such Borrowing Base Certificate) was based;

          (d) in any event not later than 60 days after the end of each Fiscal Year of the Borrower, an annual Life of Mine Plan and an annual operating plan (on a month-by-month basis) for the immediately pending Fiscal Year satisfactory in all respects and acceptable to the Lender (including with respect to any change in circumstances pertaining to the Borrower or any other Obligor or the financial condition, business, assets, operations, properties or prospects of the Parent, Holdings, the Borrower or the Borrower and its Subsidiaries taken as a whole);

           (e) as soon as available and in any event within 21 days after the end of each month, mine manager reports on the operation of the Hycroft Mine;

           (f) promptly after the same is approved by the Parent's or the Borrower's or any Subsidiary's Board of Directors, a copy of long-range plans that may have been prepared for or at the direction of such Board of Directors, and all amendments thereto which may be in effect from time to time;

           (g) as soon as available and in any event within 21 days after the end of each month, a certificate, executed by the chief financial Authorized Officer of the Borrower, showing (in reasonable detail and with appropriate calculations and computations in all respects satisfactory to the Lender) compliance with the financial covenant set forth in Section 7.2.4.;

           (h) as soon as possible and in any event within three days after the occurrence of each Default, a statement of the chief financial Authorized Officer of the Borrower setting forth details of such Default and the action which the Borrower has taken and proposes to take with respect thereto;

           (i) as soon as possible and in any event within three days after (x) the occurrence of any adverse development with respect to any litigation, action, proceeding or labor controversy described in Section 6.7 or (y) the commencement of any labor controversy, litigation, action or proceeding of the type described in Section 6.7, notice thereof and copies of all documentation relating thereto;

           (j) promptly after the sending or filing thereof, copies of all reports which the Parent or the Borrower or any of its Subsidiaries sends to any of its securityholders, and all reports and registration statements which the Parent or the Borrower or any of its Subsidiaries files with the Securities and Exchange Commission or any national or other securities exchange;

           (k) immediately upon becoming aware of the institution of any steps by the Borrower or any other Person to terminate any Pension Plan, or the failure to make a required contribution to any Pension Plan if such failure is sufficient to give rise to a Lien under section 302(f) of ERISA, or the taking of any action with respect to a Pension Plan which could result in the requirement that the Borrower furnish a bond or other security to the PBGC or such Pension Plan, or the occurrence of any event with respect to any Pension Plan which could result in the incurrence by the Borrower of any material liability, fine or penalty, or any material increase in the contingent liability of the Borrower with respect to any post-retirement Welfare Plan benefit, notice thereof and copies of all documentation relating thereto; and

           (l) such other information respecting the condition or operations, financial or otherwise, of the Parent or Holdings or the Borrower or any of its Subsidiaries as the Lender may from time to time reasonably request, including such environmental reports from such environmental audit firms as may be acceptable to the Lender, in form, scope and substance satisfactory to the Lender, as the Lender may from time to time reasonably require.

      SECTION VII.1.2. Compliance with Laws, etc. The Borrower will, and will cause each of its Subsidiaries to, comply in all material respects with all applicable laws, rules, regulations and orders, such compliance to include (without limitation):

           (a) the maintenance and preservation of its corporate existence and qualification as a foreign corporation; and

           (b) the payment, before the same become delinquent, of all taxes, assessments and governmental charges imposed upon it or upon its property except to the extent being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on its books.

      SECTION VII.1.3. Maintenance of Properties. The Borrower will, and will cause each of its Subsidiaries to, maintain, preserve, protect and keep its properties in good repair, working order and condition, and make necessary and proper repairs, renewals and replacements so that its business carried on in connection therewith may be properly conducted at all times unless the Borrower determines in good faith that the continued maintenance of any of its properties is no longer economically desirable.

      SECTION VII.1.4. Insurance. The Borrower will, and will cause each of its Subsidiaries to, maintain or cause to be maintained with responsible insurance companies insurance with respect to its properties and business (including business interruption insurance) against such casualties and contingencies and of such types and in such amounts as is customary in the case of similar businesses and will, upon the request of the Lender, furnish to the Lender at reasonable intervals a certificate of an Authorized Officer of the Borrower setting forth the nature and extent of all insurance maintained by the Borrower and its Subsidiaries in accordance with this Section.

      SECTION VII.1.5. Books and Records. The Borrower will, and will cause each of its Subsidiaries to, keep books and records which accurately reflect all of its business affairs and transactions and permit the Lender or any of its representatives, at reasonable times and intervals, following prior notice by the Lender to the Borrower, to visit all of its offices, to discuss its financial matters with its officers and independent public accountant (and the Borrower hereby authorizes such independent public accountant to discuss the Borrower's financial matters with the Lender or its representatives whether or not any representative of the Borrower is present) and to examine (and, at the expense of the Borrower, photocopy extracts from) any of its books or other corporate records. The Borrower shall pay any fees of such independent public accountant incurred in connection with the Lender's exercise of its rights pursuant to this Section.

      SECTION VII.1.6. Environmental Covenant. The Borrower will, and will cause each of its Subsidiaries to,

           (a) use and operate all of its facilities and properties in material compliance with all Environmental Laws, keep all necessary permits, approvals, certificates, licenses and other authorizations relating to environmental matters in effect and remain in material compliance therewith, and handle all Hazardous Materials in material compliance with all applicable Environmental Laws;

           (b) immediately notify the Lender and provide copies upon receipt of all written claims, complaints, notices or inquiries relating to the condition of its facilities and properties or compliance with Environmental Laws, and shall promptly cure and have dismissed with prejudice to the satisfaction of the Lender any actions and proceedings relating to compliance with Environmental Laws; and

           (c) provide such information and certifications which the Lender may reasonably request from time to time to evidence compliance with this
      Section 7.1.6.

      SECTION VII.1.7. Future Subsidiaries. Upon any Person becoming, after the Effective Date, either a direct or indirect Subsidiary of the Borrower, or upon the Borrower directly or indirectly acquiring additional Capital Stock of any existing

Subsidiary having voting rights or contingent voting rights, the Borrower shall notify the Lender of such acquisition, and, unless otherwise agreed to by the Borrower and the Lender,

           (a) such Person shall (i) execute and deliver to the Lender (A) a Subsidiary Guaranty, (B) a Subsidiary Security Agreement, (C) if such Person owns any Real Property, an appropriate form of Mortgage, (ii) deliver to the Lender acknowledgment copies of Uniform Commercial Code financing statements (form UCC-1) executed and delivered by such Person naming such Person as the debtor and the Lender as the secured party, or other similar instruments or documents, filed under the Uniform Commercial Code and any other applicable recording statutes, in the case of Real Property, of all jurisdictions as may be necessary or, in the opinion of the Lender, desirable to perfect the security interest of the Lender pursuant to the Subsidiary Security Agreement or a Mortgage, as the case may be, and (iii) to the extent such Person is required to pledge stock of a Subsidiary pursuant to clause (b) of
      Section 7.1.7, become a party to the Obligor Pledge Agreement, if not already a party thereto as a pledgor, in a manner satisfactory to the Lender;

           (b) the Borrower and each Subsidiary shall, pursuant to the applicable Pledge Agreement, pledge to the Lender all of the outstanding shares of Capital Stock of each Subsidiary along with undated stock powers for such certificates, executed in blank (or, if any such shares of capital stock are uncertificated, confirmation and evidence satisfactory to the Lender that the security interest in such uncertificated securities has been transferred to and perfected by the Lender, in accordance with Section 8-313 and Section 8-321 of the U.C.C. or any other similar law which may be applicable); and

           (c) the Borrower and each Subsidiary shall, pursuant to the applicable Pledge Agreement, pledge to the Lender, all intercompany notes evidencing Indebtedness in favor of the Borrower or such Subsidiary (which shall, unless the Lender shall otherwise agree, be in the form of Exhibit A to the Obligor Pledge Agreement), as the case may be;

together, in each case, with such opinions of legal counsel for the Borrower (which shall be from counsel reasonably satisfactory to the Lender) relating thereto, which legal opinions shall be in form and substance reasonably satisfactory to the Lender.

      SECTION VII.1.8. Additional Collateral. The Borrower shall, and shall cause each of its Subsidiaries to cause the Lender to have at all times a first priority perfected security interest (subject only to Liens and encumbrances permitted under

Section 7.2.3) in all of the property (real and personal) owned from time to time by the Borrower and such Subsidiaries to the extent the same constitutes or would constitute "Collateral" under each of the Security Agreements and under each of the Mortgages. Without limiting the generality of the foregoing, the Borrower shall, and shall cause each of its Subsidiaries to, execute, deliver and/or file (as applicable) or cause to be executed, delivered and/or filed (as applicable), the pledge agreement(s), the security agreement(s), Uniform Commercial Code (Form UCC-1) financing statements, Uniform Commercial Code (Form UCC-3) termination statements, and other documentation necessary to grant and perfect such security interest, in each case in form and substance satisfactory to the Lender together, in each case, with such opinions of legal counsel for the Borrower (which shall be from counsel reasonably satisfactory to the Lender) relating thereto, which legal opinions shall be in form and substance reasonably satisfactory to the Lender.

      SECTION VII.1.9. Use of Proceeds. The Borrower shall apply the proceeds of the Credit Extensions

           (a) for working capital and general corporate purposes of the Borrower and the Subsidiary Guarantors; and

           (b) to repay the Indebtedness identified in Item 7.2.2(b) ("Indebtedness to be Paid") of the Disclosure Schedule and in Item 7.2.2(c) ("Ongoing Indebtedness") of the Disclosure Schedule .

      SECTION VII.1.10. Counterparty Notices. The Borrower shall furnish, or shall cause to be furnished, to the Lender and its legal counsel, as soon as available and in any event within 30 days after the date hereof, the Counterparty Notices required to be delivered pursuant to (and as such term is defined in) the Mortgage executed and delivered pursuant to Section 5.1.7.

      SECTION VII.2. Negative Covenants. The Borrower agrees with the Lender that, until the Commitment has terminated and all Obligations have been paid and performed in full, the Borrower will perform the obligations set forth in this Section 7.2.

      SECTION VII.2.1. Business Activities. The Borrower will not, and will not permit any of its Subsidiaries to, engage in any business activity, except those described in the first recital and such activities as may be incidental or related thereto.

      SECTION VII.2.2. Indebtedness. The Borrower will not, and will not permit any of its Subsidiaries to, create, incur, assume or suffer to exist or otherwise become or be liable in respect of any Indebtedness, other than, without duplication, the following:

           (a) Indebtedness in respect of the Loans and other Obligations;

           (b) until the date of the initial Borrowing, Indebtedness identified in Item 7.2.2(b) ("Indebtedness to be Paid") of the Disclosure Schedule;

           (c) unsecured intercompany Indebtedness of the Borrower owing to the Parent which is identified in Item 7.2.2(c) ("Ongoing Indebtedness") of the Disclosure Schedule to the extent (and only to the extent) such Indebtedness is Subordinated Debt;

           (d) Indebtedness incurred in the ordinary course of business (including open accounts extended by suppliers on normal trade terms in connection with purchases of goods and services, but excluding Indebtedness incurred through the borrowing of money or Contingent Liabilities);

           (e) Indebtedness in respect of the Capitalized Lease Liabilities identified in Item 6.13 ("Capitalized Lease Liabilities") of the Disclosure Schedule and as further permitted by Section 7.2.7;

           (f) Indebtedness of any Subsidiary Guarantor owing to the Borrower or any other Subsidiary Guarantor, which Indebtedness

                 (i) shall be evidenced by one or more promissory notes (such promissory note to be, unless otherwise agreed to by the Lender, in substantially the form of Exhibit A to the Obligor Pledge Agreement) duly executed and delivered in pledge pursuant to a Pledge Agreement to the Lender; and

                 (ii) shall not be forgiven or otherwise discharged for any consideration other than payment in full or in part (provided, that only the amount repaid in part shall be discharged) in cash; and

           (g) unsecured intercompany Indebtedness which is Subordinated Debt (not evidenced by a note or other instrument) of the Borrower owing to a Subsidiary (provided, that each such Subsidiary has previously executed and delivered to the Lender the Master Subordination Agreement);

provided, however, that no Indebtedness otherwise permitted by clause (d), (e),
(f) or (g) shall be permitted if, after giving effect to the incurrence thereof, any Default shall have occurred and be continuing.

      SECTION VII.2.3. Liens. The Borrower will not, and will not permit any of its Subsidiaries to, create, incur, assume or suffer to exist any Lien upon any of its property, revenues or assets, whether now owned or hereafter acquired, except:

           (a) Liens securing payment of the Obligations, granted pursuant to any Loan Document;

           (b) until the date of the initial Borrowing, Liens securing payment of Indebtedness of the type permitted and described in clause (b) of
      Section 7.2.2;

           (c) Permitted Liens;

           (d) Liens securing Indebtedness in an aggregate amount not to exceed, at any time, U.S. $500,000 of the type described in clause (d) of
      Section 7.2.2; and

           (e) judgment Liens in existence less than 15 days after the entry thereof or with respect to which execution has been stayed or the payment of which is covered in full (subject to a customary deductible) by insurance maintained with responsible insurance companies.

      SECTION VII.2.4. Financial Condition. The Borrower will not permit at any time its Tangible Net Worth to be less than U.S. $40,000,000; provided, that such amount shall be reduced (dollar for dollar), subject to the following proviso, to the extent (and only to the extent) such repayment is made with proceeds from Borrowings made hereunder, by the amount of each repayment of the intercompany Indebtedness of the Borrower outstanding on the Effective Date and owing to the Parent and permitted pursuant to clauses (b) and (c) of Section 7.2.2; provided, further, that, in any event, the aggregate amount of all such reductions pursuant to the foregoing proviso shall not exceed U.S. $13,000,000.

      SECTION VII.2.5. Investments. The Borrower will not, and will not permit any of its Subsidiaries to, make, incur, assume or suffer to exist any Investment in any other Person, except:

           (a) Investments existing on the Effective Date and identified in
      Item 7.2.5(a) ("Ongoing Investments") of the Disclosure Schedule;

           (b) Cash Equivalent Investments;

           (c) without duplication, Investments permitted as Indebtedness pursuant to Section 7.2.2;

           (d) without duplication, investments permitted as Capital Expenditures pursuant to Section 7.2.7; and

           (e) in the ordinary course of business, Investments by the Borrower in any of its Subsidiaries, or by any such Subsidiary in any of its Subsidiaries, by way of contributions to capital or loans or advances;

provided, however, that

           (f) any Investment which when made complies with the requirements of the definition of the term "Cash Equivalent Investment" may continue to be held notwithstanding that such Investment if made thereafter would not comply with such requirements; and

           (g) no Investment otherwise permitted by clause (e) shall be permitted to be made if, immediately before or after giving effect thereto, any Default shall have occurred and be continuing.

      SECTION VII.2.6. Restricted Payments, etc. On and at all times after the Effective Date:

           (a) the Borrower will not declare, pay or make any dividend or distribution (in cash, property or obligations) on any shares of any class of Capital Stock (now or hereafter outstanding) of the Borrower or on any warrants, options or other rights with respect to any shares of any class of Capital Stock (now or hereafter outstanding) of the Borrower (other than dividends or distributions payable in its common stock or warrants to purchase its common stock or splitups or reclassifications of its stock into additional or other shares of its common stock) or apply, or permit any of its Subsidiaries to apply, any of its funds, property or assets to the purchase, redemption, sinking fund or other retirement of, or agree or permit any of its Subsidiaries to purchase or redeem, any shares of any class of Capital Stock (now or hereafter outstanding) of the Borrower, or warrants, options or other rights with respect to any shares of any class of Capital Stock (now or hereafter outstanding) of the Borrower;

           (b) the Borrower will not, and will not permit any of its Subsidiaries to

                 (i) make any payment or prepayment of principal of, or make any payment of interest on, any Subordinated Debt which would violate the subordination provisions of such Subordinated Debt or which would contravene the provisions of the Master Subordination Agreement; or

                 (ii) redeem, purchase or defease any Subordinated Debt (other than intercompany Indebtedness owing by any Subsidiary to the Borrower, in accordance with the provisions hereof and of the Master Subordination Agreement); and

           (c) the Borrower will not, and will not permit any Subsidiary to, make any deposit for any of the foregoing purposes;

provided, however, that, notwithstanding the provisions of clause (b) above, the Borrower shall, to the extent not otherwise restricted by the other terms and provisions of this Agreement or the terms and provisions of the Master Subordination Agreement or any Subordinated Debt, be permitted to, but only in connection with, and with the proceeds from, any Borrowing hereunder, make repayments of the intercompany Indebtedness of the Borrower owing to the Parent which is identified in Item 7.2.2(c) ("Ongoing Indebtedness") of the Disclosure Schedule on the date of the making of, and in an aggregate amount not to exceed the amount of, such Credit Extension.

      SECTION VII.2.7. Capital Expenditures, etc. The Borrower will not, and will not permit any of its Subsidiaries to, make or commit to make Capital Expenditures in any Fiscal Year, except Capital Expenditures detailed in the annual operating plan for such Fiscal Year delivered pursuant to Section 5.1.11 or clause (d) of Section 7.1.1, which annual operating plan is satisfactory in all respects and acceptable to the Lender (including with respect to the Capital Expenditures detailed therein).

      SECTION VII.2.8. Rental Obligations. The Borrower will not, and will not permit any of its Subsidiaries to, enter into at any time any arrangement which does not create a Capitalized Lease Liability and which involves the leasing by the Borrower or any of its Subsidiaries from any lessor of any real or personal property (or any interest therein), except arrangements which are included in the annual operating plan most recently delivered pursuant to either Section
5.1.11 or clause (d) of Section 7.1.1, which annual operating plan is satisfactory in all respects and acceptable to the Lender (including with respect to any such arrangements).

      SECTION VII.2.9. Consolidation, Merger, etc. The Borrower will not, and will not permit any of its Subsidiaries to, liquidate or dissolve, consolidate with, or merge into or with, any other corporation, or purchase or otherwise acquire all or substantially all of the assets of any Person (or of any division thereof) except

           (a) any such Subsidiary may liquidate or dissolve voluntarily into, and may merge with and into, the Borrower or any other Subsidiary Guarantor, and the assets or stock of any Subsidiary may be purchased or otherwise acquired by the Borrower or any other Subsidiary Guarantor; and

           (b) so long as no Default has occurred and is continuing or would occur after giving effect thereto, the Borrower or any of its Subsidiary Guarantors may purchase all or substantially all of the assets of any Person, or acquire such Person by merger, if permitted (without duplication) by
      Section 7.2.7 to be made as a Capital Expenditure.

      SECTION VII.2.10. Asset Dispositions, etc. The Borrower will not, and will not permit any of its Subsidiaries to, sell, transfer, lease, contribute, dispose of or otherwise convey, or grant options, warrants or other rights with respect to, all or any substantial part of its assets (including accounts receivable and Capital Stock of Subsidiaries) to any Person, unless

           (a) such sale, transfer, lease, contribution, disposition or conveyance is in the ordinary course of its business or is permitted by
      Section 7.2.9;

           (b) such sale, transfer, lease, contribution, disposition or conveyance is in respect of

                 (i) obsolete or replaced assets or other assets no longer used or useful to its business; or

                 (ii) unpatented mining claims in the Outlying Area (as such term is defined in the Mortgage delivered pursuant to Section 5.1.7) that are neither used nor useful to its business and the disposal of which will not have a Material Adverse Effect; or

           (c) the net book value of such assets, together with the net book value of all other assets sold, transferred, leased, contributed, disposed of or conveyed pursuant to this clause (c) (which assets shall, for greater certainty, exclude assets the sale, transfer, lease, contribution, disposition or conveyance of which is permitted under clause (a) or (b) of this Section) does not exceed U.S.$500,000 during any Fiscal Year.

      SECTION VII.2.11. Modification of Certain Agreements. The Borrower will not consent to any amendment, supplement or other modification of any of the terms or provisions contained in, or applicable to, any document or instrument evidencing or applicable to any Subordinated Debt, other than any amendment, supplement or other modification which extends the date or reduces the amount of any required repayment or redemption.

      SECTION VII.2.12. Transactions with Affiliates. The Borrower will not, and will not permit any of its Subsidiaries to, enter into, or cause, suffer or permit to exist any arrangement or contract with any of its other Affiliates unless such arrangement or contract is fair and equitable to the Borrower or such Subsidiary and is an arrangement or contract of the kind which would be entered into by a prudent Person in the position of the Borrower or such Subsidiary with a Person which is not one of its Affiliates.

      SECTION VII.2.13. Negative Pledges, etc. The Borrower will not, and will not permit any of its Subsidiaries to, enter into any agreement (excluding this Agreement, any other Loan Document and any agreement governing any Indebtedness permitted by clause (b) of Section 7.2.2 as in effect on the Effective Date) prohibiting

           (a) the creation or assumption of any Lien upon its properties, revenues or assets, whether now owned or hereafter acquired, or the ability of the Borrower or any other Obligor to amend or otherwise modify this Agreement or any other Loan Document; or

           (b) the ability or any Subsidiary to make any payments, directly or indirectly, to the Borrower by way of dividends, advances, repayments of loans or advances, reimbursements of management and other intercompany charges, expenses and accruals or other returns on investments, or any other agreement or arrangement which restricts the ability of any such Subsidiary to make any payment, directly or indirectly, to the Borrower.

      SECTION VII.2.14. Sale and Leaseback. The Borrower will not, and will not permit any of its Subsidiaries to, enter into any agreement or arrangement with any other Person providing for the leasing by the Borrower or any of its Subsidiaries of real or personal property which has been or is to be sold or transferred by the Borrower or any of its Subsidiaries to such other Person or to any other Person to whom funds have been or are to be advanced by such Person on the security of such property or rental obligations of the Borrower or any of its Subsidiaries.

      SECTION VII.2.15. Stock of Subsidiaries. The Borrower will not permit any Subsidiary to issue any Capital Stock (whether for value or otherwise) to any Person other than the Borrower or another wholly-owned Subsidiary.

                                ARTICLE VIII

                              EVENTS OF DEFAULT

      SECTION VIII.1. Listing of Events of Default. Each of the following events or occurrences described in this Section 8.1 shall constitute an "Event of Default".

      SECTION VIII.1.1. Non-Payment of Obligations. The Borrower shall default in the payment or prepayment when due of any principal of or interest on any Loan, or the Borrower shall default (and such default shall continue unremedied for a period of five days) in the payment when due of any commitment fee or of any other Obligation.

      SECTION VIII.1.2. Breach of Warranty. Any representation or warranty of the Borrower or any other Obligor made or deemed to be made hereunder or in any other Loan Document executed by it or any other writing or certificate furnished by or on behalf of the Borrower or any other Obligor to the Lender for the purposes of or in connection with this Agreement or any such other Loan Document (including any certificates delivered pursuant to Article V) is or shall be incorrect when made in any material respect.

      SECTION VIII.1.3. Non-Performance of Certain Covenants and Obligations. The Borrower shall default in the due performance and observance of any of its obligations under Section 7.1.1 or Section 7.1.10 or Section 7.2.

      SECTION VIII.1.4. Non-Performance of Other Covenants and Obligations. The Borrower or any other Obligor shall default in the due performance and observance of any other agreement contained herein or in any other Loan Document executed by it, and such default shall continue unremedied for a period of 30 days after notice thereof shall have been given to the Borrower by the Lender.

     SECTION VIII.1.5. Default on Other Indebtedness. A default shall occur in the payment when due (subject to any applicable grace period), whether by acceleration or otherwise, of any Indebtedness (other than Indebtedness described in Section 8.1.1) of the Borrower or any of its Subsidiaries or any other Obligor having a principal amount, individually or in the aggregate, in excess of (x) in the case of all Obligors excluding the Parent, U.S. $500,000, and (y) in the case of the Parent, Cdn $2,500,000, or a default shall occur in the performance or observance of any obligation or condition with respect to such Indebtedness if the effect of such default is to accelerate the maturity of any such Indebtedness or such default shall continue unremedied for any applicable period of time sufficient to permit the holder or holders of such Indebtedness, or any trustee or agent for such holders, to cause such Indebtedness to become due and payable prior to its expressed maturity.

      SECTION VIII.1.6. Judgments. Any judgment or order for the payment of money in excess of U.S. $500,000 shall be rendered against the Borrower or any of its Subsidiaries or any other Obligor and either

           (a) enforcement proceedings shall have been commenced by any creditor upon such judgment or order; or

           (b) there shall be any period of 10 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect.

      SECTION VIII.1.7. Pension Plans. Any of the following events shall occur with respect to any Pension Plan

           (a) the institution of any steps by the Borrower, any member of its Controlled Group or any other Person to terminate a Pension Plan if, as a result of such termination, the Borrower or any such member could be required to make a contribution to such Pension Plan, or could reasonably expect to incur a liability or obligation to such Pension Plan, in excess of U.S. $100,000; or

           (b) a contribution failure occurs with respect to any Pension Plan sufficient to give rise to a Lien under Section 302(f) of ERISA.

      SECTION VIII.1.8. Control of the Borrower. Any Change in Control shall occur.

      SECTION VIII.1.9. Bankruptcy, Insolvency, etc. The Borrower or any of its Subsidiaries or any other Obligor shall

           (a) become insolvent or generally fail to pay, or admit in writing its inability or unwillingness to pay, debts as they become due;

           (b) apply for, consent to, or acquiesce in, the appointment of a trustee, receiver, sequestrator or other custodian for the Borrower or any of its Subsidiaries or any other Obligor or any property of any thereof, or make a general assignment for the benefit of creditors;

           (c) in the absence of such application, consent or acquiescence, permit or suffer to exist the appointment of a trustee, receiver, sequestrator or other custodian for the Borrower or any of its Subsidiaries or any other Obligor or for a substantial part of the property of any thereof, and such trustee, receiver, sequestrator or other custodian shall not be discharged within 60 days, provided that the Borrower, each Subsidiary and each other Obligor hereby expressly authorizes the Lender to appear in any court conducting any relevant proceeding during such 60-day period to preserve, protect and defend its rights under the Loan Documents;

           (d) permit or suffer to exist the commencement of any bankruptcy, reorganization, debt arrangement or other case or proceeding under any bankruptcy or insolvency law, or any dissolution, winding up or liquidation proceeding, in respect of the Borrower or any of its Subsidiaries or any other Obligor, and, if any such case or proceeding is not commenced by the Borrower or such Subsidiary or such other Obligor, such case or proceeding shall be consented to or acquiesced in by the Borrower or such Subsidiary or such other Obligor or shall result in the entry of an order for relief or shall remain for 60 days undismissed, provided that the Borrower, each Subsidiary and each other Obligor hereby expressly authorizes the Lender to appear in any court conducting any such case or proceeding during such 60-day period to preserve, protect and defend its rights under the Loan Documents; or

           (e) take any action (corporate or otherwise) authorizing, or in furtherance of, any of the foregoing.

      SECTION VIII.1.10. Impairment of Security, etc. Any Loan Document, or any Lien granted thereunder, shall (except in accordance with its terms), in whole or in part, terminate, cease to be effective or cease to be the legally valid, binding and enforceable obligation of any Obligor party thereto; the Borrower, any other Obligor or any other party shall, directly or indirectly, contest in any manner such effectiveness, validity, binding nature or enforceability; or any Lien securing any Obligation shall, in whole or in part, cease to be a perfected first Lien.

      SECTION VIII.2. Action if Bankruptcy. If any Event of Default described in clauses (a) through (d) of Section 8.1.9 shall occur, the Commitment (if not theretofore terminated) shall automatically terminate and the outstanding principal amount of all outstanding Loans and all other Obligations shall automatically be and become immediately due and payable, without notice or demand.

      SECTION VIII.3. Action if Other Event of Default. If any Event of Default (other than any Event of Default described in clauses (a) through (d) of Section 8.1.9) shall occur for any reason, whether voluntary or involuntary, and be continuing, the Lender shall by notice to the Borrower declare all or any portion of the outstanding principal amount of the Loans and other

Obligations to be due and payable and/or the Commitment (if not theretofore terminated) to be terminated, whereupon the full unpaid amount of such Loans and other Obligations which shall be so declared due and payable shall be and become immediately due and payable, without further notice, demand or presentment, and/or, as the case may be, the Commitment shall terminate.


                                 ARTICLE IX

                          MISCELLANEOUS PROVISIONS

     SECTION IX.1. Waivers, Amendments, etc. The provisions of this Agreement and of each other Loan Document may from time to time be amended, modified or waived, if such amendment, modification or waiver is in writing and consented to by the Borrower and the Lender. No failure or delay on the part of the Lender or the holder of the Note in exercising any power or right under this Agreement or any other Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such power or right preclude any other or further exercise thereof or the exercise of any other power or right. No notice to or demand on the Borrower in any case shall entitle it to any notice or demand in similar or other circumstances. No waiver or approval by the Lender or the holder of the Note under this Agreement or any other Loan Document shall, except as may be otherwise stated in such waiver or approval, be applicable to subsequent transactions. No waiver or approval hereunder shall require any similar or dissimilar waiver or approval thereafter to be granted hereunder.

     SECTION IX.2. Notices. All notices and other communications provided to any party hereto under this Agreement or any other Loan Document shall be in writing or by facsimile and addressed, delivered or transmitted to such party at its address or facsimile number set forth below its signature hereto or at such other address or facsimile number as may be designated by such party in a notice to the other parties. Any notice, if mailed and properly addressed with postage prepaid or if properly addressed and sent by pre-paid courier service, shall be deemed given when received; any notice, if transmitted by facsimile, shall be deemed given when transmitted (upon electronic confirmation thereof).

     SECTION IX.3. Payment of Costs and Expenses. The Borrower agrees to pay on demand all expenses of the Lender (including the reasonable fees and the out-of-pocket expenses of counsel to the Lender and of local or special counsel, if any, who may be retained by counsel to the Lender) in connection with

           (a) the negotiation, preparation, execution and delivery of this Agreement and of each other Loan Document, including schedules and exhibits, and any amendments, waivers, consents, supplements or other modifications to this Agreement or any other Loan Document as may from time to time hereafter be required or requested by the Borrower, whether or not the transactions contemplated hereby are consummated;

           (b) the filing, recording, refiling or rerecording of the Mortgage, each Pledge Agreement and each Security Agreement and/or any Uniform Commercial Code financing statements relating thereto and all amendments, supplements and modifications to any thereof and any and all other documents or instruments of further assurance required to be filed or recorded or refiled or rerecorded by the terms hereof or of the Mortgage, such Pledge Agreement or such Security Agreement; and

           (c) the preparation and review of the form of any document or instrument relevant to this Agreement or any other Loan Document.

The Borrower further agrees to pay, and to save the Lender harmless from all liability for, any stamp or other taxes which may be payable in connection with the execution or delivery of this Agreement, the extensions of credit hereunder, or the issuance of the Note or any other Loan Documents. The Borrower also agrees to reimburse the Lender upon demand for all reasonable out-of-pocket expenses (including attorneys' fees and legal expenses) incurred by the Lender in connection with (x) the negotiation of any restructuring or "work-out", whether or not consummated, of any Obligations and (y) the enforcement of any Obligations.

      SECTION IX.4. Indemnification. In consideration of the execution and delivery of this Agreement by the Lender and the extension of the Commitment, the Borrower hereby indemnifies, exonerates and holds the Lender and each of its officers, directors, employees and agents (collectively, the "Indemnified Parties") free and harmless from and against any and all actions, causes of action, suits, losses, costs, liabilities and damages, and expenses incurred in connection therewith (irrespective of whether any such Indemnified Party is a party to the action for which indemnification hereunder is sought), including reasonable attorneys' fees and disbursements (collectively, the "Indemnified Liabilities"), incurred by the Indemnified Parties or any of them as a result of, or arising out of, or relating to

           (a) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of any Credit Extension;

           (b) the entering into and performance of this Agreement and any other Loan Document by any of the Indemnified Parties (including any action brought by or on behalf of the Borrower as the result of any determination by the Lender pursuant to Article V not to make any Credit Extension; provided, that, in the event a court of competent jurisdiction in a final proceeding shall find that any such determination by the Lender was solely as a result of the Lender's wilful misconduct, the Lender will reimburse the Borrower for any Indemnified Liabilities paid by the Borrower to the Lender in respect of such action);

           (c) any investigation, litigation or proceeding related to any environmental cleanup, audit, compliance or other matter relating to the protection of the environment or the Release by the Borrower or any of its Subsidiaries of any Hazardous Material; or

           (e) the presence on or under, or the escape, seepage, leakage, spillage, discharge, emission, discharging or releases from, any real property owned or operated by the Borrower or any of its Subsidiaries of any Hazardous Material (including any losses, liabilities, damages, injuries, costs, expenses or claims asserted or arising under any Environmental Law), regardless of whether caused by, or within the control of, the Borrower or such Subsidiary, except for any such Indemnified Liabilities arising for the account of a particular Indemnified Party by reason of the relevant Indemnified Party's gross negligence or wilful misconduct, and if and to the extent that the foregoing undertaking may be unenforceable for any reason, the Borrower hereby agrees to make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law.

      SECTION IX.5. Survival. The obligations of the Borrower under Sections 4.3, 4.4, 4.5, 4.6, 9.3 and 9.4 shall in each case survive any termination of this Agreement, the payment in full of all Obligations and the termination of all Commitments. The representations and warranties made by the Borrower and each other Obligor in this Agreement and in each other Loan Document shall survive the execution and delivery of this Agreement and each such other Loan Document.

      SECTION IX.6. Severability. Any provision of this Agreement or any other Loan Document which is prohibited or unenforceable in any jurisdiction shall, as to such provision and such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement or such Loan Document or affecting the validity or enforceability of such provision in any other jurisdiction.

      SECTION IX.7. Headings. The various headings of this Agreement and of each other Loan Document are inserted for convenience only and shall not affect the meaning or interpretation of this Agreement or such other Loan Document or any provisions hereof or thereof.

      SECTION IX.8. Execution in Counterparts, Effectiveness, etc. This Agreement may be executed by the parties hereto in several counterparts, each of which shall be deemed to be an original and all of which shall constitute together but one and the same agreement. This Agreement shall become effective when counterparts hereof executed on behalf of the Borrower and the Lender shall have been received by the Lender and notice thereof shall have been given by the Lender to the Borrower.

      SECTION IX.9. Governing Law; Entire Agreement. THIS AGREEMENT, THE NOTE AND EACH OTHER LOAN DOCUMENT (EXCEPT, IN THE CASE OF ANY MORTGAGE, AS OTHERWISE EXPRESSLY PROVIDED THEREIN) SHALL EACH BE DEEMED TO BE A CONTRACT MADE UNDER AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF NEW YORK. This Agreement, the Note and the other Loan Documents constitute the entire understanding among the parties hereto with respect to the subject matter hereof and supersede any prior agreements, written or oral, with respect thereto.

      SECTION IX.10. Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that the Borrower may not assign or transfer its rights or obligations hereunder without the prior written consent of the Lender. Notwithstanding anything to the contrary herein, the Lender may at its own expense assign or grant participations in its rights and obligations hereunder and under each of the other Loan Documents with the Borrower's prior consent thereto, such consent not to be unreasonably withheld or delayed. In furtherance of the foregoing sentence, the Lender may, after receiving such consent from the Borrower, disclose to any assignee or participant or to any potential assignee or participant in respect of which the Borrower has provided, in the manner described in the preceding sentence, such consent, information regarding the financial condition, business, assets, operations, properties or prospects of the Borrower and its Affiliates and any other information provided under or otherwise relating to this Agreement or any of the other Loan Documents.

      SECTION IX.11. Other Transactions. Nothing contained herein shall preclude the Lender from engaging in any transaction, in addition to those contemplated by this Agreement or any other Loan Document, with the Borrower or any of its Affiliates in which the Borrower or such Affiliate is not restricted hereby from engaging with any other Person.

      SECTION IX.12. Forum Selection and Consent to Jurisdiction. ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF THE LENDER OR THE BORROWER SHALL BE BROUGHT AND MAINTAINED EXCLUSIVELY IN THE COURTS OF THE STATE OF NEW YORK OR IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK; PROVIDED, HOWEVER, THAT ANY SUIT SEEKING ENFORCEMENT AGAINST ANY COLLATERAL OR OTHER PROPERTY MAY BE BROUGHT, AT THE LENDER'S OPTION, IN THE COURTS OF ANY JURISDICTION WHERE SUCH COLLATERAL OR OTHER PROPERTY MAY BE FOUND. THE BORROWER HEREBY EXPRESSLY AND IRREVOCABLY SUBMITS TO THE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK AND OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK FOR THE PURPOSE OF ANY SUCH LITIGATION AS SET FORTH ABOVE AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH SUCH LITIGATION. THE BORROWER HEREBY IRREVOCABLY APPOINTS CT CORPORATION SYSTEM (THE "PROCESS AGENT"), WITH AN OFFICE ON THE DATE HEREOF AT 1633 BROADWAY, NEW YORK, NEW YORK 10019, UNITED STATES, AS ITS AGENT TO RECEIVE, ON THE BORROWER'S BEHALF AND ON BEHALF OF THE BORROWER'S PROPERTY, SERVICE OF COPIES OF THE SUMMONS AND COMPLAINT AND ANY OTHER PROCESS WHICH MAY BE MADE BY MAILING OR DELIVERING A COPY OF SUCH PROCESS TO THE BORROWER IN CARE OF THE PROCESS AGENT AT THE PROCESS AGENT'S ABOVE ADDRESS, AND THE BORROWER HEREBY IRREVOCABLY AUTHORIZES AND DIRECTS THE PROCESS AGENT TO ACCEPT SUCH SERVICE ON ITS BEHALF. AS AN ALTERNATIVE METHOD OF SERVICE, THE BORROWER FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS BY REGISTERED MAIL, POSTAGE PREPAID, OR BY PERSONAL SERVICE WITHIN OR WITHOUT THE STATE OF NEW YORK. THE BORROWER HEREBY EXPRESSLY AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH IT MAY HAVE OR HEREAFTER MAY HAVE TO THE LAYING OF VENUE OF ANY SUCH LITIGATION BROUGHT IN ANY SUCH COURT REFERRED TO ABOVE AND ANY CLAIM THAT ANY SUCH LITIGATION HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. TO THE EXTENT THAT THE BORROWER HAS OR HEREAFTER MAY ACQUIRE ANY IMMUNITY FROM JURISDICTION OF ANY COURT OF FROM ANY LEGAL PROCESS (WHETHER THROUGH SERVICE OR NOTICE, ATTACHMENT PRIOR TO JUDGMENT, ATTACHMENT IN AID OF EXECUTION OR OTHERWISE) WITH RESPECT TO ITSELF OR ITS PROPERTY, THE BORROWER HEREBY IRREVOCABLY WAIVES SUCH IMMUNITY IN RESPECT OF ITS OBLIGATIONS UNDER THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS.

      SECTION IX.13. Waiver of Jury Trial. THE LENDER AND THE BORROWER HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHTS THEY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF THE LENDER OR THE BORROWER. THE BORROWER ACKNOWLEDGES AND AGREES THAT IT HAS RECEIVED FULL AND SUFFICIENT CONSIDERATION FOR THIS PROVISION (AND EACH OTHER

PROVISION OF EACH OTHER LOAN DOCUMENT TO WHICH IT IS A PARTY) AND THAT THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE LENDER ENTERING INTO THIS AGREEMENT AND EACH SUCH OTHER LOAN DOCUMENT.

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the day and year first above written.



HYCROFT RESOURCES &               THE BANK OF NOVA SCOTIA
  DEVELOPMENT, INC.



By:/S/ A. J. ALI               By: /s/ M. VAN OTTERLOO
   ------------------------       ---------------------------
   Title: VP Finance & CFO        Title: Senior Relationship
                                         Manager

Address:  370 Seventeenth Street  Address: 44 King Street West
          Suite 3000                       16th Floor
          Denver, Colorado                 Toronto, Ontario M5H 1H1
          U.S.A.  80202                    CANADA

Facsimile No.:  (303) 629-2499    Facsimile No.:  (416) 866-2009

Attention: Vice President         Attention: Vice President,
           Finance Chief          Corporate Banking-Mining
           Financial Officer

                                  Domestic
                                  Office: 580 California Street
                                          Suite 2100
                                          San Francisco, CA  94104

                                  Facsimile No.: (415) 397-0791

                                  Attention: Vice President


                                  LIBOR
                                  Office: 580 California Street
                                          Suite 2100
                                          San Francisco, CA  94104

                                  Facsimile No.: (415) 397-0791

                                  Attention: Vice President

                                                                      Schedule I

                              DISCLOSURE SCHEDULE
           (Item references are to sections of the Credit Agreement)

ITEM 1.1    PERMITTED ENCUMBRANCES ON MORTGAGED REAL PROPERTY.

     1. Reservations and exceptions stated in patents and Acts of law authorizing the issuance of patents for patented mining claims and the paramount title of the United States in respect of unpatented mining claims.

     2. Statutory liens for: (a) assessments and taxes not yet payable or not delinquent; and (b) ore and bullion product in accordance with NRS 108.850.

     3. Recorded or Bureau of Land Management issued easements and rights-of-way for existing electrical transmission lines or poles, pipelines and roads on or under the lands.

     4. Rights-of-way granted by the United States Department of Interior, Bureau of Land Management, including rights-of-way Nos. CC-04688, CC-05734, N-3335, N-39119, N-42787, N-44999, N-46289, N-46292, N-46564, N-46728, N-46959,
N-47590, N-54892 and N-54893.

     5.     Financing Statements, as follows:

            a. Financing Statement (Form UCC-1) dated April 21, 1993, made by Hycroft Resources & Development, Inc. as debtor and Caterpillar Financial Services Corporation as secured party. The UCC-1 was filed in the Office of the Secretary of State of the State of Nevada, May 11, 1993, File No. 93-04610.

            b. Financing Statement (Form UCC-1) dated June 4, 1992, made by Hycroft Resources & Development, Inc. as debtor and The CIT Group/Equipment Financing, Inc. as secured party. The UCC-1 was filed in the Office of the Secretary of State of the State of Nevada, July 2, 1993, File No. 93-06651.

            c. Financing Statement (Form UCC-1) dated September 28, 1995, made by Hycroft Resources & Development, Inc. as debtor and Caterpillar Financial Services Corporation as secured party. The UCC-1 was filed in the Office of the Secretary of State of the State of Nevada, October 25, 1995, File No. 95-15339. This Financing Statement was amended by filings on February 29, 1996 and March 20, 1996, of Forms UCC-2, to change the collateral subject to the Financing Statement.

     6. The (a) Lewis-Hycroft Agreement dated January 10, 1989; (b) the Second Lewis-Hycroft Agreement dated March 15, 1991; and (c) the rights of Frank W. Lewis and F.W. Lewis, Inc. prescribed in the Arbitrator's Rulings dated January 25, 1996, in the Arbitration Proceedings for the American Arbitration Association, Cases Nos. 74-E115-0528-89 and 79-199-0063-94, to the extent such rights affect the rights of use and title of Hycroft Resources & Development, Inc.

                                                                      Schedule I

in respect of the patented and unpatented mining claims owned by it which constitute the Crofoot Mine.

     7. Reservations stated in the Deed of Patented Mining Claims With Reservation of Net Proceeds Royalty and Sulphur Mineral Rights and the Deed of Unpatented Mining Claims with Reservation of Net Proceeds Royalty and Sulphur Mineral Rights each made by and between Daniel M. Crofoot, individually and as trustee, and Hycroft Resources & Development, Inc., and recorded on September 26, 1996, in the Office of the Humboldt County Recorder Documents 1996-9621 and 1996-9622, respectively, and in the Office of the Recorder of Pershing County, Nevada, as File Nos. 208845 and 208846, respectively.

                                                                      Schedule I


ITEM 5.1.7  MORTGAGED PROPERTY.

     The patented and unpatented mining claims, real property and water rights described in Schedules III and IV.

ITEM 6.7    LITIGATION.

     Arbitration among Frank W. Lewis, F.W. Lewis, Inc., Hycroft Lewis Mine, Inc. and Vista Gold Corp. before the American Arbitration Association, Cases Nos. 74-E115-0528-89 and 79-199-0063-94.

ITEM 6.8    EXISTING SUBSIDIARIES.

                           STATE OF
       NAME                INCORPORATION      OWNERSHIP %   BUSINESS DESCRIPTION

Hycroft Lewis Mine, Inc.   Nevada             100%          Operates Lewis Mine

ITEM 6.11   EMPLOYEE BENEFIT PLANS.

     Vista Gold Holdings Inc. 401 (k) Plan.

ITEM 6.12   ENVIRONMENTAL MATTERS.

     I. Alleged Air Quality Violation Nos. 510 and 511 issued August 30, 1988, Failure of water sprays on crusher at the Lewis Mine, Administrative Stipulation and Order entered and fine paid in the sum of $5,000.00.

     II. Notice of Alleged Air Quality Violation No. 436 issued October 7, 1987, accedences of suspended particulate standard, rescinded October 27, 1987.

     III. Notice of Alleged Air Quality Violation No. 460 issued December 28, 1987, open burning on Crofoot Mine dump, fine paid in the sum of $50.00.

     IV. Notice of Alleged Air Quality Violation No. 1202, operation of lime bin without required discharge controls, Administrative Stipulation and Order entered and fine paid in the sum of $600.00.

     V. Occurrence of emissions from mercury retort in September 1988 and following months reported to Nevada Division of Environmental Protection. No administrative or other action was taken.

     VI. Sodium cyanide solution discharge resulting from freezing weather and pipe failures, week of December 21, 1990, reported to Nevada Division of Environmental Protection, and remediated. No administrative or other action was taken.

                                                                      Schedule I



ITEM 6.13   CAPITALIZED LEASE LIABILITIES.

     None.

ITEM 6.15   SCHEDULE OF ROYALTIES


a.   Crofoot Mine.

     Net Proceeds Royalty in the production of minerals payable under Section 3 of the Mining Lease With Option to Purchase (patented mining claims) dated July 1, 1985, between Henry C. Crofoot, Jr., Trustee, and Hycroft Resources & Development, Inc. ("Hycroft U. S."), and under Section 3 of the Mining Lease With Option to Purchase (unpatented mining claims) dated July 1, 1985, among Henry C. Crofoot, Jr. and Iola Jane Crofoot, his wife, and Daniel M. Crofoot and Theodore A. Kolb and Alison Kolb, his wife, and Hycroft U. S., as amended by certain amendment agreements, including the Fourth Amendment Agreement dated effective January 1, 1996, and under the Deed of Unpatented Mining Claims With Reservation of Net Proceeds Royalty and Sulphur Mineral Rights dated effective January 1, 1996, and the Deed of Patented Mining Claims With Reservation of Net Proceeds Royalty Sulphur Mineral Rights effective January 1, 1996 (collectively the "Crofoot Agreements").

     Hycroft U. S. shall pay the Royalty Owner a production royalty of the applicable percentage of Net Proceeds for all ores and minerals (except sulphur) mined or otherwise recovered and removed from the Crofoot Mine properties and sold by or for the account of Hycroft U. S. before or after processing, smelting or refining ("Ores and Minerals"). The applicable royalty percentages are:

            a. Seven percent (7%) of Net Proceeds derived from the sale of mercury; and

            b. Four percent (4%) of Net Proceeds derived from the sale of silver, gold and all other minerals (except sulphur).

     "Net Proceeds" means the amount actually received by Hycroft U. S. from the sale of Ores and Minerals less, but only to the extent actually incurred and borne by Hycroft U. S.:

     a. Sales, use, gross receipts, severance and other taxes, if any, payable with respect to severance, production, removal, sale or disposition of Ores and Minerals, but excluding any taxes on net income;

     b. Charges and costs, if any, for transportation to places where Ores and Minerals are milled, treated, processed or otherwise beneficiated, smeltered, refined and sold;

     c. Charges and costs, if any, for milling, treatment, processing, or other beneficiation, including but not limited to crushing, screening and all mining costs; and

                                                                      Schedule I


     d. Charges, costs and penalties, if any, for smelting, refining and marketing. In addition to the foregoing deductions, Hycroft U. S. shall include in deductible costs depreciation of all equipment, billings and facilities required by Hycroft U. S. to mine and process Ores and Minerals. Unit depreciation charges shall be determined quarterly by dividing the Crofoot Mine fixed assets by the total tons of ore reserves expected to be processed through the Crofoot Mine, including any ores from other properties planned for commingling through the Crofoot Mine plant. The depreciation deducted on the quarterly Crofoot Mine royalty statement shall be the product of the Crofoot Mine ore tons processed during the quarter multiplied by the depreciation charge per ton calculated above. Upon termination of the Crofoot Mine operations, the final royalty statement shall include the proceeds from sale or salvage of the Crofoot Mine fixed assets prorated with respect to the total tons and Crofoot Mine tons of ore processed through the Crofoot Mine plant. Charges for interest, exploration, corporate overhead, depletion allowances and property payments are specifically excluded from the Crofoot Mine Net Proceeds royalty determination.

     If milling, treatment, processing or other beneficiation or smelting or refining are carried on in facilities owned or controlled, in whole or in part, by Hycroft U. S., charges, costs and penalties for such operations, including transportation, shall mean the amount that Hycroft U. S. would have incurred if such operations were carried out at facilities not owned or controlled by Hycroft U. S. then offering comparable custom services for comparable products on prevailing terms.

     Hycroft U. S. may recover from production royalties as due to the Royalty Owner, all advance royalty payments paid in accordance with the Crofoot Agreements, as well as all other sums which are credited in favor of Hycroft U.
S. in accordance with the Crofoot Agreements against amounts otherwise due to the Royalty Owner. The Net Proceeds production royalties are payable on or before the 30th day after the last day of each fiscal quarter during which Hycroft U. S. receives payment for the sale of Ores and Minerals. The Net Proceeds production royalty payment obligation terminates and Hycroft U. S. shall have no further obligation of any kind to the Royalty Owner when Hycroft
U. S. has paid a total of $12,800,000, including the sum of all purchase price and advance and production royalty payments made pursuant to the Crofoot Agreements and the conveyances executed and delivered in accordance with the Crofoot Agreements.

     Under the Arbitrator's Rulings described in Item 1.1(6)(c) above, Hycroft U.S. is obligated to F.W. Lewis, Inc. to deliver data and information and to account for the production of ores and products from the Crofoot Mine and the Lewis Mine as provided in the Commingling Plan, as defined in the Arbitrator's Rulings.

b.   Lewis Mine.

     The Net Value production royalty payable to Frank W. Lewis and F.W. Lewis, Inc. (collectively "Lewis"), is payable in accordance with Section 10 of the Mining Lease dated January 1, 1983, between Frank W. Lewis, lessor, and The Standard Slag Company, lessee, as assigned to Hycroft Lewis Mine, Inc. ("Hycroft Lewis"), and as amended by the: (a) Lewis-

                                                                      Schedule I

Hycroft Agreement dated January 10, 1989, among Frank W. Lewis, Hycroft Lewis and Hycroft Resources & Development, Inc.; (b) Second Lewis-Hycroft Agreement dated March 15, 1991, among Frank W. Lewis, Granges Inc., Hycroft Lewis and Hycroft Resources & Development, Inc.; (c) Supplemental Memorandum of Mining Lease dated January 29, 1997, between F.W. Lewis and Hycroft Lewis; and (d) the Arbitrator's Rulings. Under the Lewis Mine Mining Lease, Hycroft Lewis is obligated to pay to Lewis royalties of seven and one-half percent (7.5%) of the net value of all minerals and ores mined and sold by Hycroft Lewis from the Lewis Mine, except with respect to gold. With respect to gold, the Net Value royalty percentage rate shall be determined as follows:


       ASSAY VALUE                                          NET VALUE ROYALTY RATE
 .050 oz., or less, of gold per ton                                   5%
More than .050 oz. but less than .060 oz. of gold per ton            6%
More than .060 oz. but less than .070 of gold per ton                7%
More than .070 oz. but less than .100 oz. of gold per ton            7-1/2%
More than .100 oz. but less than .120 oz of gold per ton             8%
More than .120 oz. but less than .140 oz of gold per ton             9%
More than .140 oz. or more of gold per ton                           10%


Assay Value is determined by dividing the actual gold recovered by the refinery by the actual number of tons of ore produced during a calendar month, the resultant figure being the Assay Value per ton.

     The term "Net Value" means the gross selling price of ores and concentrates, less the cost of hauling ores and concentrates, from the Lewis Mine to the market or smelter or other reduction works which purchases the ores and concentrates, and freight charges from the shipping point to smelter or the cost of trucking charges from the Lewis Mine direct to market or smelter, if handled in that matter, together with smelting, milling and handling charges, plus the cost of insurance on bullion shipments. No other deductions shall be permitted without Lewis' written consent.

     If ores are processed in a mill or processing plant owned, operated or controlled by Hycroft Lewis (directly or indirectly) or milled upon the Lewis Mine properties, no deductions shall be made for milling, processing or transportation to the mill or other charges. Payment of the Net Value royalties for gold and silver shall be made to Lewis monthly on or before the last day of each month on all minerals and ores sold during the preceding calendar month. Net Value of royalties for gold shall be determined on the basis of total shipments to the refinery each month. Hycroft Lewis shall instruct the refiner or smelter to deposit seven and one-half percent (7.5%) of the silver and other metals, together with the determined gold Net Value royalty, into an account in Lewis' name.

     In each calendar year, Hycroft Lewis is entitled to credit the advance minimum royalty payments paid under the Lewis Mine Mining Lease against the Net Value production royalties

                                                                      Schedule I

payable by Hycroft Lewis to Lewis for the year during which the advance minimum royalty payment is paid.

     Under the Arbitrator's Rulings described in Item 1.1(6)(c) above, Hycroft U.S. is obligated to F.W. Lewis, Inc. to deliver data and information and to account for the production of ores and products from the Crofoot Mine and the Lewis Mine as provided in the Commingling Plan, as defined in the Arbitrator's Rulings.

ITEM 7.2.2(b) INDEBTEDNESS TO BE PAID.

     A portion of Intercompany Indebtedness of the Borrower to Parent as evidenced by the Restated Promissory Note dated as of February 20, 1997, and the Amended and Restated 1996 Credit Facility Agreement dated as of February 20, 1997, between the Borrower and Parent in the in the amount of $11,000,000.00.

ITEM 7.2.2(c) ONGOING INDEBTEDNESS.

     Unsecured intercompany Indebtedness in an aggregate amount not to exceed the amount evidenced by Restated Promissory Note dated as of February 20, 1997, executed by the Borrower, as maker, in the principal amount of $25,000,000 and the Amended and Restated 1996 Credit Facility Agreement dated as of February 20, 1997, between the Borrower and Parent.


ITEM 7.2.5(a)  ONGOING INVESTMENTS.

     None.

                                                                     Schedule II



MONTHLY GOLD INVENTORY REPORT

                                                                                        Estimated
                                                                            Grade       Ultimate     Total    Recoverable
                                                                 Tonnage    (OPT)       Recovery     Ounces     Ounces
                                                                 -------    -----       --------     ------   ----------
                                                                                       (See Note 1)
LEACH PAD #1
------------

Cumulative Ounces Placed                                                                            318,328     250,007
(As at Borrowing Base Calculation Date Period Start)

Additions During Period                                                0     0.000         65%            0           0
Ounces Recovered During Period                                                                                        0

Cumulative Additions                                                                                318,328     250,007
Cumulative Ounces Recovered                                                                                     239,008

Ending Pad #1 Inventory                                                                                          10,999
(As at Borrowing Base Calculation Date Period End)


LEACH PAD #2
------------

Cumulative Ounces Placed                                                                            448,664     354,335
(As at Borrowing Base Calculation Date Period Start)

Additions During Period                                           47,725     0.013         65%          620         403
Ounces Recovered During Period                                                                                        0

Cumulative Additions                                                                                449,284     354,738
Cumulative Ounces Recovered                                                                                     330,505

Ending Pad #2 Inventory                                                                                          24,233
(As at Borrowing Base Calculation Date Period End)


LEACH PAD #3
------------

Cumulative Ounces Placed                                                                            261,577     200,674
(As at Borrowing Base Calculation Date Period Start)

Additions During Period                                          496,275     0.013         65%        6,452       4,194
Ounces Recovered During Period                                                                                    9,359

Cumulative Additions                                                                                268,029     204,868
Cumulative Ounces Recovered                                                                                     195,110

Ending Pad #3 Inventory                                                                                           9,758
(As at Borrowing Base Calculation Date Period End)

                                                                    Schedule II



MONTHLY GOLD INVENTORY REPORT
-----------------------------

                                                                                        Estimated
                                                                            Grade       Ultimate     Total    Recoverable
                                                                 Tonnage    (OPT)       Recovery     Ounces     Ounces
                                                                 -------    -----       --------     ------   ----------
LEACH PAD #4 - BRIMSTONE ORE ONLY                                                      (See Notes 1)
---------------------------------

Cumulative Ounces Placed                                                                               7,865      5,506
(As at Borrowing Base Calculation Date Period Start)

Additions During Period                                            466,000   0.012          70%        5,592      3,914
Ounces Recovered During Period                                                                                        0

Cumulative Additions                                                                                  13,457      9,420
Cumulative Ounces Recovered                                                                                           0

Ending Pad #4 Inventory                                                                                           9,420
(As at Borrowing Base Calculation Date Period End)


BRIMSTONE ORE TO CROFOOT PADS (AREA #5)
---------------------------------------

Cumulative Ounces Placed                                                                                   0          0
(As at Borrowing Base Calculation Date Period Start)

Additions During Period                                                  0   0.000          70%            0          0
Ounces Recovered During Period                                                                                        0

Cumulative Additions                                                                                       0          0
Cumulative Ounces Recovered                                                                                           0

Ending "Brimstone to Crofoot" Inventory                                                                               0
(As at Borrowing Base Calculation Date Period End)


TOTAL HYCROFT LEACH PADS
------------------------

Cumulative Ounces Placed                                                                           1,036,434    810,522
(As at Borrowing Base Calculation Date Period Start)

Additions During Period                                          1,010,000   0.013          67%       12,664      8,511
Ounces Recovered During Period                                                                                    9,359

Cumulative Additions                                                                               1,049,098    819,033
Cumulative Ounces Recovered                                                                                     764,623

Ending Total Hycroft Pad Inventory                                                                               54,410
(As at Borrowing Base Calculation Date Period End)

                                                                    Schedule III

                         CROFOOT PATENTED MINING CLAIMS


            CLAIM NAME                      PATENT NO.  SURVEY NO.
            Sheol Sulphur Mine No. 1-No. 3  908431        4355
            Sheol #4-#8*                    908431        4355
            Admission                       908431        4355
            Swager                          1213605       4839
            Green Rock Placer               1223182       4857
            West Virginia No. 1             1064817       4688A
            West Virginia No. 2             1064817       4688A
            Black Rock                      1064817       4688A

* Excepting a portion of Sheol #4 and Sheol #5, described by metes and bounds, owned by Frank W. Lewis, Inc.

                                                                    Schedule III


                        CROFOOT UNPATENTED MINING CLAIMS

ORIGINAL CROFOOT MINE UNPATENTED MINING CLAIMS.


                   DATE OF           HUMBOLDT CO.      PERSHING CO.  BLM
CLAIM NAME         LOCATION          BOOK/PAGE         BOOK/PAGE     NMC NO.
-----------------  ----------------  ----------------  ------------  --------------

Airstrip 1-3       4-09-58           10/392-394                      88292-88294

Airstrip 4, 5      4-02-59           10/524,525                      88295,88296

Airstrip Fraction  7-27-67           25/92                           88297

Blackrock No. 2    3-11-89           271/390                         545996

Mayo               3-11-89           271/391                         545997

Anita              3-11-89           271/392                         545998

Ashlode            3-11-89           271/393                         545999

Albert             3-11-89           271/394                         546000

CKC #1, #2         3-03-73           71/196,197                      88348,88349

CKC #3-#6          4-03-73           71/587-590                      88350-88353

CKC #7             9-06-73           75/499                          88354

CKC #8,#9          9-06-73                             51/220,221    88355,88356

CKC 10             3-11-89           271/395                         546001

CKC 11             3-11-89           271/396                         546002

CKC #12            8-14-87           245/14            202/507       444109

CKC 13             3-11-89           271/397                         546003

CKC 14             3-11-89           271/398                         546004

CKC #15            8-14-87           245/17                          444112


CROFOOT MINE RFG UNPATENTED MINING CLAIMS.


RFG 33, 35          3-10-89           271/399,400                    546005, 546006

RFG 37              3-10-89           271/401                        546007

RFG 38              3-10-89           271/402                        546008

RFG 39A             3-10-89           271/403                        546009

RFG 42              3-10-89           271/404                        546010

RFG 43              3-10-89           271/405                        546011

RFG 44              3-10-89           271/406                        546012

RFG 45              3-10-89           271/407                        546013

                                                                    Schedule III

                   DATE OF           HUMBOLDT CO.      PERSHING CO.  BLM
CLAIM NAME         LOCATION          BOOK/PAGE         BOOK/PAGE     NMC NO.
-----------------  ----------------  ----------------  ------------  --------------
RFG 46              3-10-89           271/408                        546014

RFG 47              3-10-89           271/409                        546015

RFG 48              3-10-89           271/410                        546016

RFG 49              3-10-89           271/411                        546017

RFG 50              3-10-89           271/412                        546018

RFG 51              3-10-89           271/413                        546019

RFG 52              3-10-89           271/414                        546020

RFG 52A             3-10-89           271/415                        546021

RFG 53              3-10-89           271/416                        546022

RFG 54              3-10-89           271/417                        546023

RFG 57-60           3-10-89           271/418-421                    546024-546027

RFG 61-67           3-10-89           271/422-428                    546028-546034

RFG 67A             3-10-89           271/429                        546035

RFG 68              3-10-89           271/430                        546036

RFG 68A             3-10-89           271/431                        546037

RFG 71              3-11-89           271/432                        546038

RFG 73, 74          3-11-89           271/433,434                    546039,546040

RFG 75-80           3-11-89           271/435-440                    546041-546046

RFG 81              3-11-89           271/441                        546047

RFG 81A             3-11-89           271/442                        546048

RFG 82              3-11-89           271/443                        546049

RFG 83              3-11-89           271/444                        546050

RFG 84              3-11-89           271/445                        546051

RFG 85              3-11-89           271/446                        546052

RFG 86              3-11-89           271/447                        546053

RFG 87              3-11-89           271/448                        546054

RFG 88              3-11-89           271/449                        546055

RFG 89-94           3-11-89           271/450-455                    546056-546061

Fr. R.F.G. #94A     2-22-80           134/397                        143503

RFG 95, 97          3-11-89           271/456,457                    546062,546063

                                                                    Schedule III


                   DATE OF           HUMBOLDT CO.      PERSHING CO.    BLM
CLAIM NAME         LOCATION          BOOK/PAGE         BOOK/PAGE       NMC NO.
-----------------  ----------------  ----------------  ------------  -----------
RFG 99              3-11-89           271/458             227/98       546064

RFG 101             3-11-89           271/459             227/99       546065

Fr. R.F.G. #102     2-22-80           134/400                          143481

RFG 103             3-11-89           271/460             227/100      546066

R.F.G. #104         2-14-80           133/702             106/409      141664

R.F.G.  #105        1-23-80           133/703             106/410      141665

R.F.G.  #106        2-14-80           133/704             106/411      141666

R.F.G.  #107        1-23-80                               106/412      141667

R.F.G.  #108        1-24-80           133/705             106/413      141668

R.F.G.  #109        1-23-80                               106/414      141669

R.F.G.  #110        1-24-80           133/706             106/415      141670

R.F.G.  #111        1-24-80                               106/416      141671

R.F.G.  #112        1-24-80           133/707             106/417      141672

R.F.G.  #113-#119   1-24-80                               106/418-424  141673-141679

R.F.G.  #126, #128  1-09-80           134/407,408                      143482,143483

R.F.G.  #136, #138  1-09-80           133/720,721         106/438,440  141693,141695

R.F.G.  #140        1-09-80           133/722             106/442      141697

R.F.G.  #142, #144  1-22-80                               106/444,446  141699,141701

R.F.G.  #146        1-22-80                               106/448      141703

R.F.G.  #256        1-11-80           133/727             106/527      141782

R.F.G.  #258, #260  1-11-80           134/410,411                      143485,143486

R.F.G. #286, #287   1-18-80           134/413,414                      143425,143426

RFG 288             3-11-89           271/461                          546067

R.F.G. #289         1-18-80           134/416                          143428

RFG 290             3-11-89           271/462                          546068

R.F.G. #291         1-18-80           134/418                          143430

RFG 292             3-11-89           271/463                          546069

R.F.G. #293         1-18-80           134/420                          143432

RFG 294             3-11-89           271/464                          546070

R.F.G. #295         1-18-80           134/422                          143434

                                                                    Schedule III

                   DATE OF           HUMBOLDT CO.      PERSHING CO.    BLM
CLAIM NAME         LOCATION          BOOK/PAGE         BOOK/PAGE       NMC NO.
-----------------  ----------------  ----------------  ------------  --------------

RFG 296               3-11-89           271/465                        546071

R.F.G. #297           1-18-80           134/424                        143436

RFG 298               3-11-89           271/466                        546072

R.F.G. #299           1-18-80           134/426                        143438

RFG 300               3-11-89           271/467                        546073

R.F.G. #301           1-18-80           134/519                        143440

RFG 302               3-11-89           271/468                        546074

R.F.G. #303           1-18-80           134/521                        143442

RFG 304               3-11-89           271/469                        546075

RFG 322               3-11-89           271/470                        546076

RFG 323               3-11-89           271/471                        546077

RFG 324-327           3-11-89           271/472-475                    546078-546081

RFG 329, 331          3-11-89           271/476,477                    546082,546083

RFG 333, 335          3-11-89           271/478,479                    546084,546085

RFG 337               3-11-89           271/480                        546086

RFG 339, 341          3-11-89           271/481,482                    546087,546088

RFG 343               3-11-89           271/483                        546089

                                                                     Schedule IV

                          LEWIS PATENTED MINING CLAIMS

FRANK W. LEWIS AND F.W. LEWIS, INC. PATENTED MINING CLAIMS.


CLAIM NAME                  PATENT NO.  SURVEY NO.

Brim Stone                  1001727       4600

Scheol No.9                 1008652       4598

Hill Top Placer             1008652       4598

Occult                      1008652       4598

Sheol #4 and Sheol #5       908431        4355


Except and excluding those portions excepted and excluded in patents and the portions of the Sheol #4 and Scheol #5 owned by Hycroft Resources & Development, Inc.

                                                                     Schedule IV

                         LEWIS UNPATENTED MINING CLAIMS

FRANK W. LEWIS AND F.W. LEWIS, INC. UNPATENTED MINING CLAIMS.



                       DATE OF   HUMBOLDT CO.  PERSHING CO.    BLM
CLAIM NAME             LOCATION  BOOK/PAGE     BOOK/PAGE       NMC NO.
----------             --------  -----------   ---------       -------
A. HUMBOLDT COUNTY CLAIMS.

R.F.G. #1-#10          12-20-79  134/272-281                    143252-143261

R.F.G. #11, #12        1-03-80   134/282,283                    143262,143263

Fr. R.F.G. #12A        2-20-80   134/284                        143490

R.F.G. #13             12-27-79  134/285                        143264

Fr. R.F.G. #13A        2-20-80   134/286                        143491

R.F.G. #14-#22         1-03-80   134/287-295                    143265-143273

Fr. R.F.G. #22A        2-20-80   134/296                        143492

R.F.G. #23             1-03-80   134/297                        143274

R.F.G. #24, #25        12-22-79  134/298,299                    143275,143276

R.F.G. #26-#29         1-05-80   134/300-303                    143277-143280

Fr. R.F.G. #29A, #29B  2-06-80   134/304,305                    143493,143494

R.F.G. #30A            1-05-80   134/306                        143495

R.F.G. #30-#32         12-22-79  134/324-326                    143281-143283

R.F.G. #34             12-22-79  134/328                        143285

Fr. R.F.G. #36         12-22-79  134/330                        143287

Fr. R.F.G.#36A,#36B    2-07-80   134/331,332                    143496,143497

Fr. R.F.G.#39          2-21-80   134/335                        143290

R.F.G. #39  (A/A)      8-04-87   242/228                        143290,436884

R.F.G. #40, #41        1-07-80   134/337,338                    143291,143292

R.F.G. #55, #56        1-09-80   134/353,354                    143306,143307

R.F.G. #69, #70        1-10-80   134/370,371                    143320,143321

R.F.G. #72             1-10-80   134/373                        143323

                                                                     Schedule IV


                       DATE OF   HUMBOLDT CO.  PERSHING CO.    BLM
CLAIM NAME             LOCATION  BOOK/PAGE     BOOK/PAGE       NMC NO.
----------             --------  -----------   ---------       -------

R.F.G. #72 (A/A)       8-05-87   242/229                       143323,436912

R.F.G. #127, #129      1-09-80   133/714,715  106/431,432      141686,141687

R.F.G. #130            1-09-80   134/409                       143484

R.F.G. #131-#134       1-09-80   133/716-719  106/433-436      141688-141691

R.F.G. #168-#171       2-01-80   134/429-432                   143347-143350

R.F.G. #172-#174       1-31-80   134/433-435                   143351-143353

R.F.G. #174 (A)        5-15-80   137/445                       143353

R.F.G. #175-#177       1-31-80   134/436-438                   143354-143356

R.F.G. #175-#177 (A)   5-15-80   137/446-448                   143354-143356

R.F.G. #178-#185       2-01-80   134/439-446                   143357-143364

R.F.G. #186            1-31-80   134/447                       143365

R.F.G. #187            2-01-80   134/448                       143366

R.F.G. #188            1-31-80   134/449                       143367

R.F.G. #189            2-01-80   134/450                       143368

R.F.G. #190            1-31-80   134/451                       143369

R.F.G. #190 (A)        5-15-80   137/449                       143369

R.F.G. #191            2-01-80   134/452                       143370

R.F.G. #192            1-31-80   134/453                       143371

R.F.G. #192 (A)        5-15-80   137/450                       143371

R.F.G. #193            2-01-80   134/454                       143372

R.F.G. #194            1-31-80   134/455                       143373

R.F.G. #194 (A)        5-15-80   137/451                       143373

R.F.G. #195            2-01-80   134/456                       143374

R.F.G. #196            1-31-80   134/457                       143375

R.F.G. #196 (A)        5-15-80   137/452                       143375

R.F.G. #197            2-01-80   134/458                       143376

                                                                     Schedule IV


                       DATE OF   HUMBOLDT CO.  PERSHING CO.    BLM
CLAIM NAME             LOCATION  BOOK/PAGE     BOOK/PAGE       NMC NO.
----------             --------  -----------   ---------       -------
R.F.G. #198            1-31-80   134/459                        143377

Fr. R.F.G. #199        2-01-80   134/460                        143378

R.F.G. #200            1-31-80   134/307                        143379

R.F.G. #200A           12-28-79  133/723        106/470         141725

Fr. R.F.G. #201        2-05-80   134/308                        143380

Fr. R.F.G. #201A       2-05-80   134/309                        143504

R.F.G. #202-#215       1-30-80   134/461-474                    143381-143394

Fr. R.F.G. #215B       2-14-80   134/475                        143505

R.F.G. #216, #217      1-30-80   134/476,477                    143395,143396

Fr. R.F.G. #217B       2-14-80   134/478                        143506

Fr. R.F.G. #218        2-13-80   134/479                        143397

Fr. R.F.G.#218A,#218B  2-04-80   134/480,481                    143507,143508

Fr. R.F.G. #219        2-13-80   134/482                        143398

Fr. R.F.G. #219B       2-13-80   134/483                        143509

R.F.G. #220, #221      1-31-80   134/484,485                    143399,143400

R.F.G. #222, #223      1-31-80   134/490,491                    143401,143402

R.F.G. #224-#227       1-26-80   134/492-495                    143403-143406

R.F.G. #228, #230      1-25-80   133/708,709    106/498,502     141753,141757

Fr. R.F.G. #234, #235  1-26-80   133/710,711    106/509,511     141764,141766

Fr. R.F.G. #236        1-26-80   133/712        106/513         141768

Fr. R.F.G. #237        1-30-80   133/713        106/515         141770

Fr. R.F.G. #238F       1-29-80   134/497                        143510

Fr. R.F.G. #239        1-29-80   134/501                        143407

Fr. R.F.G. #239        2-20-80   134/500                        143598

Fr. R.F.G. #239A       2-20-80   134/498                        143511


                                                                     Schedule IV


                       DATE OF   HUMBOLDT CO.  PERSHING CO.    BLM
CLAIM NAME             LOCATION  BOOK/PAGE     BOOK/PAGE       NMC NO.
----------             --------  -----------   ---------       -------
Fr. R.F.G. #240        2-22-80   134/503                       143408

Fr. R.F.G. #240        2-22-80   134/502                       143597

Fr. R.F.G. #241        3-11-80   134/504                       143409

Fr. R.F.G. #241A       3-11-80   134/505                       143596

Fr. R.F.G. #242        3-11-80   134/506                       143410

Fr. R.F.G. #243        2-01-80   134/507                       143411

Fr. R.F.G. #244, #245  2-03-80   134/508,509                   143412,143413

Fr. R.F.G. #246-#248   2-03-80   134/486-488                   143414-143416

R.F.G. #250, #252      1-11-80   133/724,725     106/521,523   141776,141778

R.F.G. #254, #257      1-11-80   133/726,728     106/525,528   141780,141783

R.F.G. #259, #261      1-11-80   133/729,730     106/529,530   141784,141785

R.F.G. #262            1-11-80   134/412                       143487

R.F.G. #263            1-11-80   133/731         106/531       141786

R.F.G. #264, #265      1-11-80   134/510,511                   143417,143418

R.F.G. #266-#271       1-17-80   134/512-517                   143419-143424

R.F.G. #305-#307       1-18-80   134/523-525                   143444-143446

R.F.G. #328            1-11-80   134/526                       143453

RFG No. 328X           5-15-84   187/435                       307553

R.F.G. #330            1-11-80   134/528                       143455

R.F.G. #332, #334      1-11-80   134/530,532                   143457,143459

R.F.G. #336            1-11-80   134/534                       143461

R.F.G. #338, #340      1-22-80   134/536,538                   143463,143465

R.F.G. #342            1-22-80   134/540                       143467

R.F.G. #358            1-31-80   134/489                       143469

R.F.G. #359            1-31-80   134/310                       143470


                                                                     Schedule IV


                       DATE OF   HUMBOLDT CO.  PERSHING CO.    BLM
CLAIM NAME             LOCATION  BOOK/PAGE     BOOK/PAGE       NMC NO.
----------             --------  -----------   ---------       -------
Fr. R.F.G. #360         1-31-80   134/311                      143471

R.F.G. #361             1-31-80   134/312                      143472

Fr. R.F.G. #362         1-31-80   134/313                      143473

Fr. R.F.G. #362A        2-05-80   134/314                      143512

R.F.G. #363, #364       1-31-80   134/315,316                  143474,143475

Fr. R.F.G. #364A        2-05-80   134/317                      143513

R.F.G. #365, #366       1-31-80   134/318,319                  143476,143477

Fr. R.F.G. #366A        2-06-80   134/320                      143514

R.F.G. #367             1-31-80   134/321                      143478

R.F.G. #368             2-01-80   134/322                      143479

Fr. R.F.G. #368A        2-06-80   134/323                      143515

Fr. R.F.G. #O.B.F.      1-30-80   134/499                      143488

Fr. R.F.G. #I.F.S.      1-27-80   134/496                      143489

R.F.G. #400-#402        10-25-80  143/13-15                    175062-175064

R.F.G. #403-#427        10-17-80  143/16-40                    175065-175089

Pacific #2              11-04-80  144/13                       181010

Sulfate                 11-04-88  144/14                       181011

Alunite                 11-04-80  144/15                       181012

Alunite #2              11-04-80  144/16                       181013

DIA No. 1-No. 5         8-25-83   180/326-330                  284248-284252

B. PERSHING COUNTY CLAIMS.

R.F.G. #120-#125        1-24-80                106/425-430     141680-141685

R.F.G. #127, #129       1-09-80   133/714,715  106/431,432     141686,141687

R.F.G. #131-#134        1-09-80   133/716-719  106/433-436     141688-141691

R.F.G. #135, #137       1-09-80                106/437,439     141692,141694


                                                                     Schedule IV


                       DATE OF   HUMBOLDT CO.  PERSHING CO.    BLM
CLAIM NAME             LOCATION  BOOK/PAGE     BOOK/PAGE       NMC NO.
----------             --------  -----------   ---------       -------
R.F.G. #139, #141      1-09-80                 106/441,443  141696,141698

R.F.G. #143, #145      1-22-80                 106/445,447  141700,141702

R.F.G. #147-#161       1-22-80                 106/449-463  141704-141718

R.F.G. #162-#167       1-23-80                 106/464-469  141719-141724

R.F.G. #200A           12-28-79     133/723    106/470      141725

R.F.G. #201A-#223A     12-28-79                106/471-493  141726-141748

R.F.G. #224A-#227A     1-07-80                 106/494-497  141749-141752

R.F.G. #228            1-25-80      133/708    106/498      141753

R.F.G. #228A           1-07-80                 106/499      141754

R.F.G. #229            1-25-80                 106/500      141755

R.F.G. #229A           1-07-80                 106/501      141756

R.F.G. #230            1-25-80      133/709    106/502      141757

R.F.G. #230A           1-07-80                 106/503      141758

R.F.G. #231            1-25-80                 106/504      141759

R.F.G. #231A, #232A    1-07-80                 106/505,506  141760,141761

Fr. R.F.G. #233        1-26-80                 106/507      141762

R.F.G. #233A           1-07-80                 106/508      141763

Fr. R.F.G. #234        1-26-80      133/710    106/509      141764

R.F.G. #234A           1-07-80                 106/510      141765

Fr. R.F.G. #235        1-26-80      133/711    106/511      141766

R.F.G. #235A           1-07-80                 106/512      141767

Fr. R.F.G. #236        1-26-80      133/712    106/513      141768

R.F.G. #236A           1-08-80                 106/514      141769

Fr. R.F.G. #237        1-30-80      133/713    106/515      141770

R.F.G. #237A-#241A     1-08-80                 106/516-520  141771-141775



                                                                     Schedule IV


                       DATE OF   HUMBOLDT CO.  PERSHING CO.    BLM
CLAIM NAME             LOCATION  BOOK/PAGE     BOOK/PAGE       NMC NO.
----------             --------  -----------   ---------       -------

R.F.G. #250            1-11-80     133/724      106/521        141776

R.F.G. #251            1-11-80                  106/522        141777

R.F.G. #252            1-11-80     133/725      106/523        141778

R.F.G.  #253           1-11-80                  106/524        141779

R.F.G.  #254           1-11-80     133/726      106/525        141780

R.F.G.  #255           1-11-80                  106/526        141781

R.F.G.  #257, #259     1-11-80     133/728,729  106/528,529    141783,141784

R.F.G. #261, #263      1-11-80     133/730,731  106/530,531    141785,141786

WRC -1 thru -28        3-13-95                  287/552-579    714252-714279

WRC -29 thru -58       3-14-95                  287/580-609    714280-714309

WRC -60                3-14-95                  287/611        714311

WRC -82, -84           3-14-95                  287/613,615    714313,714315

WRC -87 thru -91       3-14-95                  287/617-621    714317-714321

                                                                    EXHIBIT 2.07


                                                                [EXECUTION COPY]



                                PARENT GUARANTY

      This PARENT GUARANTY (as amended, supplemented, amended and restated or otherwise modified from time to time, this "Guaranty"), dated as of February 20, 1997, is made by VISTA GOLD CORP., a British Columbia Company (the "Guarantor"), in favor of THE BANK OF NOVA SCOTIA, as Lender (the "Lender").


                              W I T N E S S E T H:

      WHEREAS, pursuant to a Credit Agreement, dated as of February 20, 1997 (as amended, supplemented, amended and restated or otherwise modified from time to time, the "Credit Agreement"), between Hycroft Resources & Development, Inc., a Nevada corporation (the "Borrower"), and the Lender;

      WHEREAS, as a condition precedent to the making of the Credit Extensions (including the initial Credit Extension) under the Credit Agreement, the Guarantor is required to execute and deliver this Guaranty;

      WHEREAS, the Guarantor has duly authorized the execution, delivery and performance of this Guaranty; and

      WHEREAS, it is in the best interests of the Guarantor to execute this Guaranty inasmuch as the Guarantor will derive substantial direct and indirect benefits from the Credit Extensions made from time to time to the Borrower by the Lender pursuant to the Credit Agreement;

      NOW THEREFORE, for good and valuable consideration the receipt of which is hereby acknowledged, and in order to induce the Lender to make Credit
Extensions (including the initial Credit Extension) to the Borrower pursuant to the Credit Agreement, the Guarantor agrees, for the benefit of the Lender, as follows:


                                   ARTICLE I

                                  DEFINITIONS

      SECTION I.1. Certain Terms. The following terms (whether or not underscored) when used in this Guaranty, including its preamble and recitals, shall have the following meanings (such definitions to be equally applicable to the singular and plural forms thereof):

      "Borrower" is defined in the first recital.

      "Credit Agreement" is defined in the first recital.

      "Guarantor" is defined in the preamble.

      "Guaranty" is defined in the preamble.

      "Lender" is defined in the preamble.

      "Other Taxes" is defined in clause (b) of Section 2.8.

      "Taxes" is defined in clause (a) of Section 2.8.

      SECTION I.2. Credit Agreement Definitions. Unless otherwise defined herein or the context otherwise requires, terms used in this Guaranty, including its preamble and recitals, have the meanings provided in the Credit Agreement.


                                   ARTICLE II

                              GUARANTY PROVISIONS

      SECTION II.1. Guaranty. The Guarantor hereby absolutely, unconditionally and irrevocably

           (a) guarantees the full and punctual payment when due, whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise, of all Obligations of the Borrower and each other Obligor now or hereafter existing, whether for principal, interest, fees, expenses or otherwise (including all such amounts which would become due but for the operation of the automatic stay under Section 362(a) of the United States Bankruptcy Code, 11 U.S.C. Section 362(a), and the operation of Sections 502(b) and 506(b) of the United States Bankruptcy Code, 11 U.S.C. Section 502(b) and Section 506(b)), and

           (b) indemnifies and holds harmless the Lender for any and all costs and expenses (including reasonable attorney's fees and expenses) incurred by the Lender in enforcing any rights under this Guaranty.

This Guaranty constitutes a guaranty of payment when due and not of collection, and the Guarantor specifically agrees that it shall not be necessary or required that the Lender exercise any right, assert any claim or demand or enforce any remedy whatsoever against the Borrower or any other Obligor (or any other Person) before or as a condition to the obligations of the Guarantor hereunder.

      SECTION II.2. Acceleration of Guaranty. The Guarantor agrees that, in the event of the dissolution or insolvency of the Borrower, any other Obligor or the Guarantor, or the inability or failure of the Borrower, any other Obligor or the Guarantor to pay debts as they become due, or an assignment by the Borrower, any other Obligor or the Guarantor for the benefit of creditors, or the commencement of any case or proceeding in respect of the Borrower, any other Obligor or the Guarantor under any bankruptcy, insolvency or similar laws, and if such event shall occur at a time when any of the Obligations of the Borrower and each other Obligor may not then be due and payable, the Guarantor agrees that it will pay to the Lender forthwith the full amount which would be payable hereunder by the Guarantor if all such Obligations were then due and payable.

      SECTION II.3. Guaranty Absolute, etc. This Guaranty shall in all respects be a continuing, absolute, unconditional and irrevocable guaranty of payment, and shall remain in full force and effect until all Obligations of the Borrower and each other Obligor have been paid in full in cash, all obligations of the Guarantor hereunder shall have been paid in full in cash, and all Commitments shall have terminated. The Guarantor guarantees that the Obligations of the Borrower and each other Obligor will be paid strictly in accordance with the terms of the Credit Agreement and each other Loan Document under which they arise, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Lender with respect thereto. The liability of the Guarantor under this Guaranty shall be absolute, unconditional and irrevocable irrespective of:

            (a) any lack of validity, legality or enforceability of the Credit Agreement, any Note or any other Loan Document;

            (b)  the failure of the Lender

                 (i) to assert any claim or demand or to enforce any right or remedy against the Borrower, any other Obligor or any other Person (including any other guarantor) under the provisions of the Credit Agreement, any Note, any other Loan Document or otherwise, or

                 (ii) to exercise any right or remedy against any other guarantor of, or collateral securing, any Obligations of the Borrower or any other Obligor;

            (c) any change in the time, manner or place of payment of, or in any other term of, all or any of the Obligations of the Borrower or any other Obligor, or any other extension, compromise or renewal of any Obligation of the Borrower or any other Obligor;

            (d) any reduction, limitation, impairment or termination of any Obligations of the Borrower or any other Obligor for any reason, including any claim of waiver, release, surrender, alteration or compromise, and shall not be subject to (and the Guarantor hereby waives any right to or claim of) any defense or setoff, counterclaim, recoupment or termination whatsoever by reason of the invalidity, illegality, nongenuineness, irregularity, compromise, unenforceability of, or any other event or occurrence affecting, any Obligations of the Borrower, any other Obligor or otherwise;

            (e) any amendment to, rescission, waiver, or other modification of, or any consent to departure from, any of the terms of the Credit Agreement, any Note or any other Loan Document;

            (f) any addition, exchange, release, surrender or non-perfection of any collateral, or any amendment to or waiver or release or addition of, or consent to departure from, any other guaranty, held by the Lender securing any of the Obligations of the Borrower or any other Obligor; or

            (g) any other circumstance which might otherwise constitute a defense available to, or a legal or equitable discharge of, the Borrower, any other Obligor, any surety or any guarantor.

      SECTION II.4. Reinstatement, etc. The Guarantor agrees that this Guaranty shall continue to be effective or be reinstated, as the case may be, if at any time any payment (in whole or in part) of any of the Obligations is rescinded or must otherwise be restored by the Lender, upon the insolvency, bankruptcy or reorganization of the Borrower, any other Obligor or otherwise, all as though such payment had not been made.

      SECTION II.5. Waiver, etc. The Guarantor hereby waives promptness, diligence, notice of acceptance and any other notice with respect to any of the Obligations of the Borrower or any other Obligor and this Guaranty and any requirement that the Lender protect, secure, perfect or insure any security interest or Lien, or any property subject thereto, or exhaust any right or take any action against the Borrower, any other Obligor or any other Person (including any other guarantor) or entity or any collateral securing the Obligations of the Borrower or any other Obligor, as the case may be.

      SECTION II.6. Postponement of Subrogation, etc. The Guarantor agrees that it will not exercise any rights which it may acquire by way of rights of subrogation under this Guaranty, by any payment made hereunder or otherwise, until the prior payment in full, in cash, of all Obligations of the Borrower and each other Obligor, and the termination of all Commitments. Any amount paid to the Guarantor on account of any such subrogation rights prior to the payment, in full, in cash of all Obligations of the Borrower and each other Obligor shall be held in trust for the benefit of the Lender and shall immediately be paid to the Lender and credited and applied against the Obligations of the Borrower and each other Obligor, whether matured or unmatured, in accordance with the terms of the Credit Agreement; provided, however, that if

            (a) the Guarantor has made payment to the Lender of all or any part of the Obligations of the Borrower or any other Obligor, and

            (b) all Obligations of the Borrower and each other Obligor have been paid in full, in cash, and all Commitments have been permanently terminated,

the Lender agrees that, at the Guarantor's request, the Lender will execute and deliver to the Guarantor appropriate documents (without recourse and without representation or warranty) necessary to evidence the transfer by subrogation to the Guarantor of an interest in the Obligations of the Borrower and each other Obligor resulting from such payment by the Guarantor. In furtherance of the foregoing, for so long as any Obligations or Commitments remain outstanding, the Guarantor shall refrain from taking any action or commencing any proceeding against the Borrower or any other Obligor (or its successors or assigns, whether in connection with a bankruptcy proceeding or otherwise) to recover any amounts in the respect of payments made under this Guaranty to the Lender.

      SECTION II.7. Successors, Transferees and Assigns; Transfers of Note, etc. This Guaranty shall:

            (a) be binding upon the Guarantor, and its successors, transferees and assigns; and

            (b) inure to the benefit of and be enforceable by the Lender, and its successors, transferees and assigns.

Without limiting the generality of the foregoing clause (b), the Lender may assign or otherwise transfer (in whole or in part) any Note or Credit Extension held by it to any other Person or entity, and such other Person or entity shall thereupon become vested with all rights and benefits in respect thereof granted to the Lender under any Loan Document (including this Guaranty) or otherwise, subject, however, to any contrary provisions in such assignment or transfer, and to the provisions of Section 9.10 of the Credit Agreement.

      SECTION II.8. Payments Free and Clear of Taxes, etc. The Guarantor hereby agrees that:

            (a) Any and all payments made by the Guarantor hereunder shall be made in accordance with Section 4.7 of the Credit Agreement free and clear of, and without deduction for, any and all present or future taxes, levies, imposts, deductions, charges or withholdings, and all liabilities with respect thereto, excluding, in the case of the Lender, taxes imposed on its income, and franchise taxes imposed on it, by the jurisdiction under the laws of which the Lender is organized and by any political subdivision thereof and, in the case of the Lender, taxes imposed on its income, and franchise taxes imposed on it, by the jurisdiction of the Lender's Domestic Office and any political subdivision thereof (all such non-excluded taxes, levies, imposts, deductions, charges, withholdings and liabilities being hereinafter referred to as "Taxes"). If the Guarantor shall be required by law to deduct any Taxes from or in respect of any sum payable hereunder to the Lender

                  (i) the sum payable shall be increased as may be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section) the Lender receives an amount equal to the sum it would have received had no such deductions been made,

                  (ii)  the Guarantor shall make such deductions, and

                  (iii) the Guarantor shall pay the full amount deducted to the relevant taxation authority or other authority in accordance with applicable law.

            (b) The Guarantor shall pay any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies which arise from any payment made hereunder or from the execution, delivery or registration of, or otherwise with respect to, this Guaranty (hereinafter referred to as "Other Taxes").

            (c) The Guarantor hereby indemnifies and holds harmless the Lender for the full amount of Taxes or Other Taxes (including, without limitation, any Taxes or Other Taxes imposed by any jurisdiction on amounts payable under this Section) paid by the Lender and any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, whether or not such Taxes or Other Taxes were correctly or legally assessed.

            (d) Within 30 days after the date of any payment of Taxes or Other Taxes, the Guarantor will furnish to the Lender the original or a certified copy of a receipt evidencing payment thereof. If no Taxes or Other Taxes are payable in respect of any payment hereunder to the Lender, the Guarantor will furnish to the Lender a certificate from each appropriate taxing authority, or an opinion of counsel acceptable to the Lender, in either case stating that such payment is exempt from or not subject to Taxes or Other Taxes.

            (e) Without prejudice to the survival of any other agreement of the Guarantor hereunder, the agreements and obligations of the Guarantor contained in this Section 2.8 shall survive the payment in full of the principal of and interest on the Credit Extensions.

      SECTION II.9.  Judgment.  The Guarantor hereby agrees that:

            (a) If, for the purposes of obtaining a judgment in any court, it is necessary to convert a sum due hereunder in United States Dollars into another currency, the rate of exchange used shall be that at which in accordance with normal banking procedures the Lender could purchase United States Dollars with such other currency on the Business Day preceding that on which final judgment is given.

            (b) The obligation of the Guarantor in respect of any sum due from it to the Lender hereunder shall, notwithstanding any judgment in a currency other than United States Dollars, be discharged only to the extent that on the Business Day following receipt by the Lender of any sum adjudged to be so due in such other currency the Lender may, in accordance with normal banking procedures, purchase United
      States Dollars with such other currency; in the event that the United States Dollars so purchased are less than the sum originally due to the Lender in United States Dollars, the Guarantor, as a separate obligation and notwithstanding any such judgment, hereby indemnifies and holds harmless the Lender against such loss, and if the United States Dollars so purchased exceed the sum originally due to the Lender in United States Dollars, the Lender shall remit to the Guarantor such excess.

                                  ARTICLE III

                         REPRESENTATIONS AND WARRANTIES

      SECTION III.1. Representations and Warranties. The Guarantor hereby represents and warrants to the Lender that the representations and warranties contained in Article VI of the Credit Agreement, insofar as the representations and warranties contained therein are applicable to it and its properties, are true and correct in all material respects, each such representation and warranty set forth in such Article (insofar as applicable as aforesaid) and all other terms of the Credit Agreement to which reference is made therein, together with all related definitions and ancillary provisions, being hereby incorporated into this Guaranty by reference as though specifically set forth in this Section.


                                   ARTICLE IV

                                COVENANTS, ETC.

      SECTION IV.1. Covenants. The Guarantor covenants and agrees that, so long as any portion of the Obligations shall remain unpaid, or the Lender shall have any outstanding Commitment, it will, unless the Lender shall otherwise consent in writing, perform the obligations set forth in this Article.

      SECTION IV.1.1. Financial Information, Reports, Notices, etc. The Guarantor will furnish, or will cause to be furnished, to the Lender copies of the financial statements, reports, notices and information described in, and required to be delivered to the Lender pursuant to, Section 7.1.1 of the Credit Agreement.

      SECTION IV.1.2. Compliance with Laws, etc. The Guarantor will, and will cause each of its Subsidiaries to, comply in all material respects with all applicable laws, rules, regulations and orders, such compliance to include (without limitation):

            (a) the maintenance and preservation of its corporate existence and qualification as a foreign corporation; and

            (b) the payment, before the same become delinquent, of all taxes, assessments and governmental charges imposed upon it or upon its property except to the extent being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on its books.

      SECTION IV.1.3. Maintenance of Properties. The Guarantor will, and will cause each of its Subsidiaries to, maintain, preserve, protect and keep its properties in good repair, working order and condition, and make necessary and proper repairs, renewals and replacements so that its business carried on in connection therewith may be properly conducted at all times unless the Guarantor determines in good faith that the continued maintenance of any of its properties is no longer economically desirable.

      SECTION IV.1.4. Business Activities. The Guarantor will not, and will not permit any of its Subsidiaries (excluding the Borrower and Hycroft Lewis Mine, Inc.) to, engage in any business activity other than their respective current business activities of exploring for precious metals, developing mines and mining precious metals on an international basis, with growth being achieved through its own exploration programs and acquisitions, and the Guarantor will not permit the Borrower or Hycroft Lewis Mine, Inc. to engage in any business activity except those described in the first recital to the Credit Agreement.

      SECTION IV.1.5. Restrictive Agreements. The Guarantor will not enter into, nor otherwise be a party to, any agreement or arrangement which, directly or indirectly, restricts or limits (contractually or otherwise) the Guarantor's ability to support the Obligations of the Borrower or any other Obligor under the Credit Agreement or any of the other Loan Documents, or the Guarantor's ability to make any payments, directly or indirectly, to the Borrower by way of advances, repayments or forgiveness of loans or advances, reimbursements of management and other intercompany charges, expenses and accruals or other returns on investments; provided, that, nothing contained in this Section shall restrict the Guarantor's right to guaranty the obligations of any present of future wholly-owned Subsidiary (other than the Borrower and its Subsidiaries) to any other lender and, in connection with any such guaranty or guaranties, to give negative pledges and to make financial covenants in favour of such lender.

                                  ARTICLE V

                          MISCELLANEOUS PROVISIONS

      SECTION V.1. Loan Document. This Guaranty is a Loan Document executed pursuant to the Credit Agreement and shall (unless otherwise expressly indicated herein) be construed, administered and applied in accordance with the terms and provisions thereof, including Article IX thereof.

      SECTION V.2. Binding on Successors, Transferees and Assigns; Assignment. In addition to, and not in limitation of, Section 2.7, this Guaranty shall be binding upon the Guarantor and its successors, transferees and assigns and shall inure to the benefit of and be enforceable by the Lender and its successors, transferees and assigns (to the full extent provided pursuant to, and subject to the provisions of, Section 2.7); provided, however, that the Guarantor may not assign any of its obligations hereunder without the prior written consent of the Lender.

      SECTION V.3. Amendments, etc. No amendment to or waiver of any provision of this Guaranty, nor consent to any departure by the Guarantor herefrom, shall in any event be effective unless the same shall be in writing and signed by the Lender and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

      SECTION V.4. Notices. All notices and other communications provided for hereunder shall be in writing or by facsimile and, if to the Lender, addressed, delivered or telecopied to the Lender at its address specified in the Credit Agreement, and if to the Guarantor, addressed, delivered or telecopied to the Guarantor at its address or facsimile number set forth below its signature hereto. All such notices and other communications, when mailed and properly addressed with postage prepaid or if properly addressed and sent by pre-paid courier service, shall be deemed given when received; any such notice or communication, if transmitted by facsimile, shall be deemed given when transmitted (upon electronic confirmation of transmission).


      SECTION V.5. No Waiver; Remedies. In addition to, and not in limitation of, Section 2.3 and Section 2.5, no failure on the part of the Lender to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

      SECTION V.6. Captions. Section captions used in this Guaranty are for convenience of reference only, and shall not affect the construction of this Guaranty.

      SECTION V.7. Setoff. In addition to, and not in limitation of, any rights of the Lender under applicable law, the Lender shall, upon the occurrence of any Default described in any of clauses (a) through (d) of
Section 8.1.9 of the Credit Agreement or upon the occurrence of any other Event of Default and the declaration by the Lender pursuant to Section 8.3 of the Credit Agreement that all or any portion of the Loans and other Obligations shall be due and payable, have the right to appropriate and apply to the payment of the obligations of the Guarantor owing to it hereunder, whether or not then due, and (as security for such obligations) the Guarantor hereby grants to the Lender a continuing security interest in, any and all balances, credits, deposits, accounts or moneys of the Guarantor then or thereafter maintained with the Lender. The Lender agrees promptly to notify the Guarantor after any such setoff and application made by the Lender; provided, however, that the failure to give such notice shall not affect the validity of such setoff and application. The rights of the Lender under this Section are in addition to other rights and remedies (including other rights of setoff under applicable law or otherwise) which the Lender may have.

      SECTION V.8. Severability. Wherever possible each provision of this Guaranty shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Guaranty shall be prohibited by or invalid under such law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Guaranty.

      SECTION V.9. Governing Law. THIS GUARANTY SHALL BE DEEMED TO BE A CONTRACT MADE UNDER AND GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK (INCLUDING FOR SUCH PURPOSE SECTIONS 5-1401 AND 5-1402 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK).

      SECTION V.10. Forum Selection and Consent to Jurisdiction. ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS GUARANTY OR ANY OTHER LOAN DOCUMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF THE LENDER OR THE GUARANTOR OR THE BORROWER (OR ANY OTHER OBLIGOR) SHALL BE BROUGHT AND MAINTAINED EXCLUSIVELY IN THE COURTS OF THE STATE OF NEW YORK, NEW YORK COUNTY OR IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK; PROVIDED, HOWEVER, THAT ANY SUIT SEEKING ENFORCEMENT AGAINST ANY PROPERTY MAY BE BROUGHT, AT THE LENDER'S OPTION, IN THE COURTS OF ANY JURISDICTION WHERE SUCH PROPERTY MAY BE FOUND. THE GUARANTOR HEREBY EXPRESSLY AND IRREVOCABLY SUBMITS TO THE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK, NEW

YORK COUNTY AND OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK FOR THE PURPOSE OF ANY SUCH LITIGATION AS SET FORTH ABOVE AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH SUCH LITIGATION. THE GUARANTOR HEREBY IRREVOCABLY APPOINTS CT CORPORATION SYSTEM (THE "PROCESS AGENT"), WITH AN OFFICE ON THE DATE HEREOF AT 1633 BROADWAY, NEW YORK, NEW YORK 10019, UNITED STATES, AS ITS AGENT TO RECEIVE, ON THE GUARANTOR'S BEHALF AND ON BEHALF OF THE GUARANTOR'S PROPERTY, SERVICE OF COPIES OF THE SUMMONS AND COMPLAINT AND ANY OTHER PROCESS WHICH MAY BE SERVED IN ANY SUCH ACTION OR PROCEEDING. SUCH SERVICE MAY BE MADE BY MAILING OR DELIVERING A COPY OF SUCH PROCESS TO THE GUARANTOR IN CARE OF THE PROCESS AGENT AT THE PROCESS AGENT'S ABOVE ADDRESS, AND THE GUARANTOR HEREBY IRREVOCABLY AUTHORIZES AND DIRECTS THE PROCESS AGENT TO ACCEPT SUCH SERVICE ON ITS BEHALF. AS AN ALTERNATIVE METHOD OF SERVICE, THE GUARANTOR FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS BY REGISTERED MAIL, POSTAGE PREPAID, OR BY PERSONAL SERVICE WITHIN OR WITHOUT THE STATE OF NEW YORK. THE GUARANTOR HEREBY EXPRESSLY AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH IT MAY HAVE OR HEREAFTER MAY HAVE TO THE LAYING OF VENUE OF ANY SUCH LITIGATION BROUGHT IN ANY SUCH COURT REFERRED TO ABOVE AND ANY CLAIM THAT ANY SUCH LITIGATION HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. TO THE EXTENT THAT THE GUARANTOR HAS OR HEREAFTER MAY ACQUIRE ANY IMMUNITY FROM JURISDICTION OF ANY COURT OR FROM ANY LEGAL PROCESS (WHETHER THROUGH SERVICE OR NOTICE, ATTACHMENT PRIOR TO JUDGMENT, ATTACHMENT IN AID OF EXECUTION OR OTHERWISE) WITH RESPECT TO ITSELF OR ITS PROPERTY, THE GUARANTOR HEREBY IRREVOCABLY WAIVES SUCH IMMUNITY IN RESPECT OF ITS OBLIGATIONS UNDER THIS GUARANTY AND THE OTHER LOAN DOCUMENTS.

      SECTION V.11. Waiver of Jury Trial. THE GUARANTOR HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHTS IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS GUARANTY OR ANY OTHER LOAN DOCUMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF THE LENDER OR THE GUARANTOR OR THE BORROWER (OR ANY OTHER OBLIGOR). THE GUARANTOR ACKNOWLEDGES AND AGREES THAT IT HAS RECEIVED FULL AND SUFFICIENT CONSIDERATION FOR THIS PROVISION AND THAT THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE LENDER ENTERING INTO THE CREDIT AGREEMENT AND THE OTHER LOAN DOCUMENTS.

      IN WITNESS WHEREOF, the Guarantor has caused this Guaranty to be duly executed and delivered by its officer thereunto duly authorized as of the date first above written.


                                  VISTA GOLD CORP.


                                  By  /s/ A. J. ALI
                                    -------------------------------
                                  Name:   A.J. Ali
                                  Title:  V.P. Finance & CFO


                                  Address:  370 Seventeenth Street
                                            Suite 3000
                                            Denver, Colorado
                                            U.S.A.  80202


                                  Facsimile No.:  (303) 629-2499

                                  Attention:  Amjad J. Ali
                                  Vice President Finance and
                                  Chief Financial Officer




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